As filed with the Securities and Exchange Commission on March 6, 2014

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

QUOTIENT LIMITED

(Exact name of registrant as specified in its charter)

Jersey, Channel Islands	2835	Not applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Pentlands Science Park

Bush Loan, Penicuik, Midlothian

EH26 OPZ, United Kingdom

Tel: 011-44-0131-445-6159

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Stephen Unger

Quotient Biodiagnostics, Inc.

301 South State Street, Suite S-204

Newtown, Pennsylvania 18940

(215) 497-7006

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Alejandro E. Camacho, Esq. Per B. Chilstrom, Esq. Clifford Chance US LLP 31 West 52nd Street New York, NY 10019 (212) 878-8000	Glenn R. Pollner, Esq. Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166 (212) 351-4000

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer		Accelerated filer

Non-accelerated filer	(Do not check if a smaller reporting company) ☒	Smaller reporting company

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Ordinary Shares of nil par value per share	$75,000,000	$9,660

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.
(2)	Includes ordinary shares that may be sold upon exercise of the underwriters’ option to purchase additional ordinary shares. See “Underwriting.”

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED MARCH 6, 2014

                     shares

Ordinary Shares

This is the initial public offering of our ordinary shares. No public market currently exists for our ordinary shares. We are offering all of the              ordinary shares offered by this prospectus. We expect the initial public offering price to be between $                 and $                 per ordinary share.

We have applied to list our ordinary shares on The NASDAQ Global Market under the symbol “QTNT.”

We are an “emerging growth company” under applicable Securities and Exchange Commission rules and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus summary—Implications of being an emerging growth company.”

Investing in our ordinary shares involves a high degree of risk. Before buying any ordinary shares, you should carefully read the discussion of material risks of investing in our common stock in “Risk factors ” beginning on page 12 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ordinary share	Total
Initial public offering price	$	$
Underwriting discounts	$	$
Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional                  ordinary shares at the public offering price, less the underwriting discounts and commissions payable by us, to cover over-allotments, if any, within 30 days from the date of this prospectus. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $                 and our total proceeds, before expenses, will be $                .

The underwriters are offering the common stock as set forth under “Underwriting.” Delivery of the shares will be made on or about                     , 2014.

UBS Investment Bank	Baird	Cowen and Company

Prospectus dated                 , 2014

We and the underwriters have not authorized anyone to provide any information or to make any representations other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. Do not rely upon any information or representations made outside of such sources. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are not making an offer to sell, or soliciting an offer to buy, these securities in any jurisdiction where the offer, sale or solicitation is not permitted. You should assume that the information appearing in this prospectus and any free writing prospectus prepared by us is accurate only as of its respective date. Our business, financial condition, results of operations and prospects may have changed since such date.

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to the registration statement of which this prospectus is a part were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreement, and should not be deemed to be a representation, warranty or covenant made to you or for your benefit. Moreover, such representations, warranties or covenants were accurate only as of the date they were made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

Our trademark portfolio includes both United States and foreign trademark registrations and pending United States and foreign trademark applications. Other trademarks or trade names referred to in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus are generally referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

Certain market and industry data and forecasts included in this prospectus were obtained from independent market research, industry publications and surveys, governmental agencies and publicly

i

available information. We did not fund and are not otherwise affiliated with the third party sources that we cite. Industry surveys, publications and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. While we are not aware of any misstatements regarding the market or industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk factors” in this prospectus.

Under the laws of Jersey, Channel Islands, only holders of ordinary shares in uncertificated form in CREST (an electronic clearing system in the United Kingdom) and legal owners of shares in certificated form may be recorded in our share register as legal shareholders.

Cede & Co., as nominee for the Depository Trust Company, or DTC, will hold the ordinary shares sold in this offering in certificated form on behalf of and as nominee for investors who purchase beneficial interests in ordinary shares through this offering. We and DTC have no contractual relationship. Investors who purchase the ordinary shares (although recorded as owners within the DTC system) are legally considered holders only of beneficial interests in those shares and will have no direct rights against us. Each ordinary share reflected within the DTC system will represent evidence of beneficial ownership of one certificated ordinary share held by Cede & Co. The ordinary shares reflected within the DTC system will be freely transferable with delivery and settlement through the DTC system. Our ordinary shares included in this offering will be issued in certificated form and beneficial interests in the ordinary shares as reflected in the DTC system will be, once approved, traded on The NASDAQ Global Market. References in this prospectus to the ordinary shares being listed or traded on The NASDAQ Global Market shall mean the beneficial interests in the ordinary shares held by Cede & Co. Investors may, through their broker, elect to withdraw their ordinary shares from the DTC system, receive a share certificate and be listed as our legal shareholders, subject to customary fees. Please see “Our ordinary shares and trading in the United States.”

Our fiscal year ends on March 31. Unless otherwise noted, any reference to a year preceded by the word “fiscal” refers to the twelve months ended March 31 of that year. For example, references to “fiscal 2013” refer to the twelve months ended March 31, 2013. Any reference to a year not preceded by “fiscal” refers to a calendar year.

For investors outside of the United States:    We have not and the underwriters have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ordinary shares and the distribution of this prospectus outside of the United States.

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Prospectus summary

This summary highlights information contained in other parts of this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in our ordinary shares and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. You should read the entire prospectus carefully, especially “Risk factors” beginning on page 12 and our financial statements and the related notes beginning on page F-1, before deciding to buy our ordinary shares. Unless the context requires otherwise, references in this prospectus to “Quotient,” the “Company,” “we,” “us” and “our” refer to Quotient Limited and its consolidated subsidiaries.

OVERVIEW

We are an established, commercial-stage diagnostics company committed to reducing healthcare costs and improving patient care through the development and commercialization of innovative tests for blood grouping and serological disease screening, commonly referred to as transfusion diagnostics. Blood grouping involves specific procedures performed at donor or patient testing laboratories to characterize blood, which includes antigen typing and antibody identification.

Through our subsidiary Alba Biosciences Limited, or Alba, we have over 30 years experience manufacturing and supplying conventional reagent products used for blood grouping within the $2.8 billion global transfusion diagnostics market. We are developing MosaiQTM, our proprietary technology platform, to better address the comprehensive needs of this large and established market. We believe MosaiQTM has the potential to be a transformative technology, significantly reducing the cost of blood grouping in the donor and patient testing environments, while improving patient outcomes.

Transfusion medicine demands the highest standard of performance, quality and service. However, there has not been a major advancement in the automation of transfusion diagnostics over the past two decades. Consequently, complex and expensive manual testing procedures remain necessary in both donor and patient testing laboratories. We believe that, if approved for sale, MosaiQTM will be the first commercially available, fully automated testing platform capable of simultaneously identifying all clinically significant blood-group antigens and antibodies in either donor or patient blood, eliminating manual testing. MosaiQTM is also designed to perform all currently mandated serological disease screening tests, such as HIV and Hepatitis, and enable the low cost detection of additional pathogens, thereby increasing the safety of the blood supply.

We have designed MosaiQTM to offer a breadth of diagnostic tests that is unmatched by any commercially available transfusion diagnostic instrument platform. Time to result for MosaiQTM will be significantly quicker than existing methods for extended antigen typing and antibody identification and is expected to be equivalent to the time to result for current instrument platforms performing basic antigen typing. We believe that customer adoption of MosaiQTM will lead to improved patient outcomes through better and easier matching of donor and patient blood, given cost-effective extended antigen typing. Improved patient outcomes using MosaiQTM include the potential for reduced incidence of alloimmunization, where the patient develops allo-antibodies to foreign antigens introduced to the body through transfused blood. MosaiQTM will also offer the opportunity for substantial cost savings and a range of operational efficiencies for donor and patient testing laboratories.

Our internal feasibility studies have demonstrated a high degree of concordance, across a range of key blood group specificities, between results generated using the MosaiQTM methodology and results generated using predicate technologies for blood grouping. We used column agglutination technology (or

CAT) and, where CAT was not feasible, manual testing techniques, as the predicate technologies for our internal feasibility studies. Our antigen typing feasibility study demonstrated concordance of approximately 99% or greater for most tested specificities and our antibody identification feasibility study demonstrated overall concordance of 99.7%. We are continuing to optimize our blood grouping tests for MosaiQTM.

MosaiQTM will comprise two separate consumables, one for blood grouping and one for serological disease screening, and initially a high-throughput instrument. We expect to install the manufacturing system for the consumables and begin formal validation studies of the system by the end of 2014. Prototype units of the initial MosaiQTM instrument are also forecasted to be available at this time. We plan to commence formal field trials for the consumables and the initial MosaiQTM instrument in the second half of 2015 and we expect to file the necessary regulatory submissions to obtain U.S. Food and Drug Administration, or FDA, and other required marketing clearances in the first half of 2016. We anticipate initial commercial sales of MosaiQTM consumables, for research use only, in the first half of 2016. If approved for sale, we anticipate full commercial launch for MosaiQTM in Europe during the second half of 2016 and in the United States during the first half of 2017.

Through Alba, which we acquired in 2007, we have a proven track record and significant expertise in product development, manufacturing and quality, uniquely tailored to the highly regulated transfusion diagnostics market. Since we acquired Alba, we have introduced a range of FDA-licensed products in the United States under the Quotient brand, which we sell directly to donor testing laboratories, hospitals, and independent testing laboratories. We have also increased our emphasis on the development, manufacture, and sale of conventional reagent products to original equipment manufacturers, or OEMs, such as Ortho Clinical Diagnostics, Inc. (or Ortho), Bio-Rad Laboratories, Inc. (or Bio-Rad) and Grifols S.A. (or Grifols).

We generated total revenue of $14.4 million during the fiscal year ended March 31, 2013 and total revenue of $15.1 million during the nine months ended December 31, 2013. We generated product sales revenue of $13.8 million during the fiscal year ended March 31, 2013 and $12.3 million during the nine months ended December 31, 2013. A significant portion of these product sales revenues, 71% and 73%, respectively, were derived from products sold by standing purchase order. We incurred a net loss of $4.7 million for the fiscal year ended March 31, 2013 and a net loss of $5.0 million for the nine months ended December 31, 2013.

OUR COMPETITIVE STRENGTHS

We believe that our competitive strengths include the following:

➢

Large and established market with attractive industry fundamentals.    We operate within the $2.8 billion global transfusion diagnostics market, which is integral to healthcare systems around the world. In 2011, 92 million blood donations were collected globally. We also estimate that over 90 million patients are blood grouped annually in the developed world. The donor testing market is highly concentrated. In the United States, the American Red Cross and Creative Testing Solutions account for approximately 70% of donor units tested.

➢

Extensive expertise developing, manufacturing and commercializing products for the transfusion diagnostics market.    We have developed and manufacture over 40 conventional reagent products that are sold in the United States, a highly regulated market. Since 2010, we have sold directly to over 725 hospitals, donor collection agencies and independent testing laboratories throughout the United States.

➢

MosaiQTM—a transformative technology for the transfusion diagnostics market.    If approved for sale, we anticipate MosaiQTM will be the first fully automated, commercially available testing platform capable of simultaneously identifying all clinically significant blood-group antigens and antibodies, eliminating manual testing, which is complex and expensive. We believe MosaiQTM will deliver significant cost savings and operational efficiencies for donor testing laboratories and hospitals, while improving patient outcomes.

➢

Established technical feasibility.    Our internal feasibility studies have shown a high degree of concordance between results generated using the MosaiQTM methodology and results generated using predicate blood grouping technologies, which we believe establishes technical feasibility for blood grouping. We have also adopted a similar approach for our disease screening consumable.

➢

Advanced development and commercialization plan.    By combining current scientific methods, well-characterized tests and known manufacturing technologies, we believe we have substantially reduced the risks associated with the development of MosaiQTM. We are working with highly experienced technology development and engineering partners, including The Technology Partnership plc and STRATEC Biomedical AG, and collaborating with key potential customers. We intend to commercialize MosaiQTM ourselves in the highly concentrated donor testing market. Within the more fragmented global patient testing market, we intend to enter into an arrangement with one or more commercial partners to ensure successful commercialization.

➢

Attractive “razor/razor blade” business model with limited reimbursement exposure.    We intend to pursue a “razor/razor blade” business model for MosaiQ™, placing instruments and securing long-term agreements for the supply of blood grouping and/or disease screening consumables used by those instruments. MosaiQ™ is designed to be a highly cost-effective solution. We expect to generate attractive profit margins, while delivering substantial cost savings to our customers. We anticipate that MosaiQ™ will not be directly subject to reimbursement by governmental or commercial third-party payors in the United States.

➢

Experienced senior management team.    We have a highly experienced leadership team with a track record of success within the healthcare industry. Our senior management team has an average of 15 years of individual industry experience, with a balance of skills covering strategy, operations, product development, commercialization and financial management.

OUR MARKET OPPORTUNITY

The global transfusion diagnostics market is large and established. Extensive blood grouping procedures are undertaken prior to transfusion in order to prevent transfusion reactions, which can range from mild to fatal. Donor blood and plasma is also screened for specific diseases, such as HIV and Hepatitis.

Total annual product sales, consisting primarily of reagents and instruments, in the global transfusion diagnostics market amounted to $2.8 billion in 2011, of which $1.3 billion occurred within the United States. We believe product sales to the highly concentrated donor testing market accounted for approximately $1.9 billion, with the more fragmented patient testing market accounting for the remaining $0.9 billion of sales.

According to the World Health Organization, 92 million blood donations were collected globally in 2011, with 48% being collected in 37 “high-income” countries. In addition, over 20 million plasma donations are collected each year in the United States and Europe. In the United States, 16 million blood donations were collected during 2011 based on data from the U.S. Department of Health and Human Services. The American Red Cross and Creative Testing Solutions collect or test approximately 70% of the donated blood in the United States.

We estimate that over 90 million patients are blood grouped annually in the developed world, although only a small portion of these patients actually receive a blood transfusion.

LIMITATIONS OF CURRENT BLOOD GROUPING AND DISEASE SCREENING METHODS

A significant proportion of the overall cost of blood grouping is accounted for by the ongoing need for complex manual testing procedures. Additionally, with over 30 clinically significant blood-group antigens and antibodies to characterize, the required reagents for blood grouping (whether performed on instruments or manually) are both complex and extensive.

Existing blood grouping methods and instruments have a number of additional drawbacks, including:

➢	Extensive antigen typing is not widely undertaken pre-transfusion due to cost and complexity, resulting in more patients developing antibodies, which complicates future transfusions;

➢	Requirement for highly trained laboratory technicians;

➢	Extensive, complex and expensive reagent requirements, some with shelf lives under 30 days;

➢	Supply shortages of licensed reagents for some rare, but clinically significant blood-group antigens;

➢	Incremental supervision, technical training and quality assurance costs;

➢	Potential for testing or labeling errors given the large manual component;

➢	Lower red blood cell or plasma yields for donor collection agencies;

➢	Difficulty testing patients that can provide only low volumes of blood samples;

➢	Costly service and support infrastructure needed to maintain multiple instrument platforms; and

➢	Inability of existing instrument platforms to connect to laboratory automation (or track-based) systems.

Serological disease screening is already largely automated. However, it is undertaken using two separate instrument platforms, neither of which is integrated with commonly used blood grouping instruments.

THE MOSAIQTM SOLUTION

We believe that MosaiQTM has the potential to transform transfusion diagnostics by substantially reducing costs and offering a range of operational efficiencies within donor and patient testing laboratories, while also improving patient outcomes through a more complete characterization of donor and patient blood.

MosaiQTM will comprise two separate consumables, one for blood grouping and one for serological disease screening, and initially, a high-throughput instrument. The MosaiQTM blood grouping consumable will consist of two protein microarrays: one printed with red blood cells and the other printed with antibodies. Our novel approach incorporates existing, well-characterized tests for all clinically significant blood-group antigens and antibodies onto a single multiplex consumable. Using the same approach, we plan to incorporate all currently mandated serological disease screening tests onto a second disease screening consumable. Both consumables are designed to be processed using the same MosaiQTM high-throughput instrument.

We are collaborating with key potential donor and patient testing customers on the content of the MosaiQTM consumables and the design and function of the MosaiQTM instrument, including Creative Testing Solutions, along with several other major healthcare institutions.

MosaiQTM Advantages

We expect the use of MosaiQTM for blood grouping and disease screening will offer both major cost saving opportunities and clinical benefits, including:

➢	Improved clinical decision making and better matching of donor and patient blood;

➢	Extended antigen typing for all donor units;

➢	Comprehensive antibody identification;

➢	Significantly reduced need for complex, manual testing procedures;

➢	Standardization of blood grouping, reducing the potential for testing or labeling errors;

➢	Consolidation of multiple instrument platforms;

➢	Significantly simplified consumable requirements;

➢	Substantially improved time to result for complex blood grouping procedures;

➢	Significantly lower patient sample volume requirements;

➢	Significantly increased shelf life for red blood cell-derived tests;

➢	Reduced consumable waste;

➢	Lower sample logistics costs;

➢	Potential to electronically match donor and patient blood; and

➢	Ability to integrate onto existing laboratory automation (track-based) systems.

OUR STRATEGY

In pursuing the MosaiQTM opportunity, we will continue to optimize the blood-grouping and disease screening tests, while working closely with our development partners to complete the manufacturing scale-up for the consumables and develop and manufacture the initial high-throughput instrument. In addition, we intend to:

➢	collaborate with our key potential customers;

➢	continue our dialogue with regulators to obtain required regulatory licenses and clearances;

➢	engage one or more commercial partners for the global patient testing market; and

➢	commercialize MosaiQTM for the global donor testing market.

We also intend to pursue a number of strategies in our conventional reagent business, including strengthening the Quotient brand, expanding our customer base and reinforcing our relationship with the FDA and other key regulators.

RISKS AFFECTING US

Our business is subject to a number of risks and uncertainties that you should understand before making an investment decision. These risks may have a material adverse effect on our business or operating results. These risks are discussed more fully in the section entitled “Risk factors” following this prospectus summary and include:

➢	We have incurred losses since our commencement of operations and expect to incur losses in the future.

➢	The development of MosaiQ™ includes many factors, including factors beyond our control, and we may not commercialize it on a timely basis, or at all.

➢	Obtaining regulatory authorization for MosaiQTM will take time, require material expenditures and ultimately may not succeed.

➢	Our substantial reliance on third parties to develop MosaiQTM exposes us to a number of risks that may delay the development and commercialization of MosaiQTM or result in higher costs to us.

➢	MosaiQTM consumables have not been manufactured on a commercial scale and are subject to unforeseen scale-up risks.

➢

We expect to rely on third parties to conduct studies of MosaiQ™ and our other transfusion diagnostics products that will be required by the FDA or other regulatory authorities and those third parties may not perform satisfactorily.

➢	Our commercial success will largely depend upon the degree of market acceptance of MosaiQ™ by donor collection agencies, hospitals and independent testing laboratories.

➢

We are dependent upon our three largest OEM clients for a substantial portion of our total revenues. If any of our key OEM customers terminates or reduces the scope of its relationship with us, our product sales will suffer.

➢	The transfusion diagnostics market is highly competitive. If we fail to compete effectively, our business and operating results will suffer.

➢

If we or our commercial partners fail to comply with extensive foreign and domestic regulations, sales of our products in new and existing markets and the development and commercialization of any new product candidates, including MosaiQTM, could be delayed or prevented.

➢	Approval and/or clearance by the FDA and foreign regulatory authorities for our transfusion diagnostics products could take significant time and require significant development expenditures.

➢	The extent to which we can protect our products and technologies through intellectual property rights that we own, acquire or license is uncertain.

➢	MosaiQTM depends on certain technologies that are licensed to us. We do not control these technologies and any loss of our rights to them could prevent us from manufacturing our products.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

As a company with less than $1.0 billion in revenue during our most recently completed fiscal year, we qualify as an emerging growth company as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies that are not emerging growth companies. These provisions include:

➢	reduced disclosure about our executive compensation arrangements;

➢	not being subject to non-binding shareholder advisory votes on executive compensation or golden parachute arrangements; and

➢	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company upon the earlier of (i) the last day of the fiscal year in which our annual gross revenues exceed $1.0 billion, (ii) the last day of the fiscal year that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, or the Exchange Act, which would occur if the market value of our ordinary shares held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months or (iii) the date on which we have issued more than $1.0 billion in non-convertible debt during the preceding three-year period. We may choose to take advantage of some or all of these reduced disclosure obligations. The JOBS Act permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

CORPORATE HISTORY AND INFORMATION

Quotient Limited is a limited liability no par value company incorporated under the laws of Jersey, Channel Islands. Our registered address is Elizabeth House, 9 Castle Street, St Helier, JE2 3RT, Jersey, Channel Islands. Our agent for service of process is our wholly owned U.S. subsidiary, Quotient Biodiagnostics, Inc., 301 South State Street, Suite S-204, Newton, Pennsylvania 18940.

We were incorporated in Jersey, Channel Islands in 2012. Our principal executive offices are located at Pentlands Science Park, Bush Loan, Penicuik, Midlothian, EH26 OPZ, United Kingdom, and our telephone number is 011-44-0131-445-6159. Our website address is www.quotientbd.com. Information contained on our website is not incorporated by reference into this prospectus and should not be considered to be part of this prospectus, and you should not rely on any such information in making the decision whether to purchase our ordinary shares.

The Offering

Ordinary shares offered by us	shares

Option to purchase additional shares	shares

Ordinary shares to be outstanding after this offering	shares

Use of proceeds	We estimate that the net proceeds from our sale our ordinary shares in this offering will be approximately $ million, or approximately $ million if the underwriters exercise their option to purchase additional shares in full, based upon an assumed initial public offering price of $ per share, which is the midpoint of the range of prices set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

With the net proceeds from this offering, we expect to invest approximately $ on the conversion of the MosaiQTM consumable manufacturing facility, which includes the manufacturing system for the initial consumable, and approximately $ on the development of the initial MosaiQTM consumables and instrument. We will use the balance of the net proceeds of this offering for general corporate purposes.

Prior to final allocation of the net proceeds of this offering as described under “Use of proceeds,” we plan to invest the net proceeds of this offering on an interim basis in high-quality, short-term, interest-bearing obligations, investment-grade instruments or certificates of deposit.

Risk factors	Investing in our ordinary shares involves risks. See the section titled “Risk factors” beginning on page 12 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ordinary shares.

Proposed NASDAQ Global Market symbol	“QTNT”

The number of ordinary shares that will be outstanding following this offering is based on 29,239,180 ordinary shares issued as of December 31, 2013 and excludes:

➢

200,000 C preference shares issuable upon exercise of an outstanding warrant as of December 31, 2013, at an exercise price of $3.00 per share, which will be converted into a warrant to purchase 200,000 ordinary shares, at an exercise price of $3.00 per share, upon closing of this offering;

➢	2,252,374 ordinary shares issuable upon the exercise of options outstanding as of December 31, 2013, at a weighted-average exercise price of $0.81 per ordinary share; and

➢	ordinary shares reserved for future grant or issuance under our 2014 Stock Incentive Plan, or the 2014 Plan, which will become effective in connection with this offering.

Unless otherwise noted, the information in this prospectus does not give effect to a consolidation of our outstanding share capital to be effected immediately prior to this offering and reflects and assumes the following:

➢	the conversion of all outstanding preference shares, A ordinary shares and B ordinary shares into an aggregate 29,114,088 of ordinary shares upon the closing of this offering;

➢	the conversion of the outstanding warrant to purchase C preference shares into a warrant to purchase 200,000 ordinary shares at an exercise price of $3.00 per share upon closing of this offering;

➢	no options, warrants or shares were issued after December 31, 2013 and no outstanding options or warrants were exercised after December 31, 2013;

➢	the effectiveness of our Amended Articles of Association upon the closing of this offering; and

➢	the sale of all ordinary shares offered by this prospectus other than the ordinary shares subject to the underwriters’ option to purchase additional ordinary shares.

Summary consolidated financial data

The following tables summarize our consolidated financial data. The consolidated statement of income for the fiscal years ended March 31, 2013, 2012 and 2011 have been derived from our audited consolidated financial statements appearing elsewhere in this prospectus. The consolidated statement of income data for the nine months ended December 31, 2013 and 2012 and the historical consolidated balance sheet data as of December 31, 2013 have been derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus.

We have prepared the unaudited consolidated interim financial information presented below on the same basis as our audited consolidated financial statements. The unaudited consolidated financial information includes all adjustments, consisting only of normal recurring adjustments that are necessary for a fair presentation of our financial position and results of operations for these periods. Our historical results are not necessarily indicative of the results that may be expected in the future and our results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year. You should read the summary of our financial data set forth below together with our financial statements and the related notes to those statements, as well as “Management’s discussion and analysis of financial condition and results of operations” appearing elsewhere in this prospectus. The summary financial data in this section are not intended to replace our financial statements and the accompanying notes.

	Year ended March 31,			Nine months ended December 31,
	2013	2012	2011	2013	2012
	(in thousands, except share and per share data)
				(unaudited)
Consolidated statement of loss:
Revenue:
Product sales	$13,753	$11,550	$9,545	$12,332	$10,319
Other revenues	618	669	489	2,768	618

Total revenues	14,371	12,219	10,034	15,100	10,937

Cost of revenues	(7,169)	(6,749)	(5,628)	(6,271)	(5,384)

Gross profit	7,202	5,470	4,406	8,829	5,553
Operating expenses:
Sales and marketing	(2,252)	(1,674)	(1,456)	(2,057)	(1,630)
Research and development, net of government grants	(2,617)	(1,749)	(1,703)	(4,916)	(1,883)
General and administrative expenses:
Compensation expense in respect of share options and management equity incentives	(471)	—	—	(701)	(335)
Other general and administrative expenses	(6,353)	(6,011)	(5,346)	(5,442)	(4,584)

Total general and administrative expense	(6,824)	(6,011)	(5,346)	(6,143)	(4,919)

Total operating expenses	(11,693)	(9,434)	(8,505)	(13,116)	(8,432)

Operating loss	(4,491)	(3,964)	(4,099)	(4,287)	(2,879)
Other income (expense):
Interest expense, net	(234)	(340)	(312)	(582)	(192)
Other, net	11	(169)	(210)	(83)	29

Other income (expenses), net	(223)	(509)	(522)	(665)	(163)

Loss before income taxes	(4,714)	(4,473)	(4,621)	(4,952)	(3,042)
Provision for income taxes	—	—	—	—	—
Net loss	$(4,714)	$(4,473)	$(4,621)	$(4,952)	$(3,042)

Net loss available to ordinary shareholders	$(4,714)	$(4,473)	$(4,621)	$(4,952)	$(3,042)
Loss per ordinary share—basic and diluted	$(20.15)	$(24.97)	$(25.97)	$(10.99)	$(13.06)
Weighted-average shares outstanding—basic and diluted	233,956	179,116	177,924	450,555	232,883

	As of December 31, 2013
	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)
		(in thousands)
		(unaudited)
Consolidated balance sheet data:
Cash and cash equivalents	$13,756	$13,756
Total assets	26,378	26,378
Long-term debt	14,579	14,579
Total liabilities	22,184	21,763
Total shareholders’ equity (deficit)	$(26,569)	$4,615

(1)	Pro forma gives effect to (i) the conversion of all outstanding preference shares, A ordinary shares and B ordinary shares as of December 31, 2013 into an aggregate of 29,114,088 ordinary shares upon closing of this offering and (ii) the conversion of an outstanding warrant to purchase C preference shares as of December 31, 2013 into a warrant to purchase 200,000 ordinary shares upon closing of this offering and the resultant reclassification of our warrant liability to shareholders’ equity (deficit).
(2)	Pro forma as adjusted reflects the pro forma adjustments discussed in footnote (1) and gives effect to our issuance and sale of ordinary shares at an assumed initial public offering price of $ per share, the midpoint of the range of prices set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Risk factors

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information contained in this prospectus, including our consolidated financial statements and the related notes appearing at the end of this prospectus, before deciding whether to invest in our ordinary shares. If any of the following risks actually occurs, our business, prospects, operating results and financial condition could suffer materially, the trading price of our ordinary shares could decline and you could lose all or part of your investment. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.

RISKS RELATED TO OUR BUSINESS, INDUSTRY AND FUTURE PLANS

Investors should consider our business and prospects in light of the risks and difficulties we expect to encounter in the markets in which we compete, and the prospects of our development projects, particularly MosaiQTM. Factors that may contribute to fluctuations in our operating results include many of the risks described in this section. These fluctuations may make financial planning and forecasting difficult. In addition, these fluctuations may result in unanticipated decreases in our available cash, which could negatively affect our business and prospects. Investors should not rely on our operating results for any prior periods as an indication of our future operating performance.

We have incurred losses since our commencement of operations and expect to incur losses in the future.

We have incurred net losses and negative cash flows from operations in each fiscal year since we commenced operations in 2007. As of December 31, 2013, we had an accumulated deficit of $10.1 million. We expect our operating losses to continue at least for the next several years as we continue our investment in the development and commercialization of MosaiQTM. Our total revenue was $15.1 million for the nine months ended December 31, 2013, $14.4 million for the fiscal year ended March 31, 2013 and $12.2 million for the fiscal year ended March 31, 2012. Our net loss was $5.0 million for the nine months ended December 31, 2013, $4.7 million for the fiscal year ended March 31, 2013 and $4.5 million for the fiscal year ended March 31, 2012. Because of the numerous risks and uncertainties associated with developing and commercializing MosaiQTM and the other products we may develop, we are unable to predict the magnitude of any future operating losses. Our historic losses, combined with expected future losses, have had and will continue to have an adverse effect on our cash resources, shareholders’ deficit and working capital. Our ability to achieve or sustain profitability is based on numerous factors, many of which are beyond our control, including market acceptance of our products, future product development, and our market penetration and margins.

We may need to raise additional capital, which may not be available on favorable terms, if at all, and which may cause dilution to shareholders, restrict our operations or adversely affect our ability to operate our business.

We may need or decide to raise additional funds through public or private debt or equity financing or through other means. We cannot be certain that we will be able to obtain additional financing on favorable terms, if at all, and any additional financings could result in additional dilution to our then existing shareholders or restrict our operations or adversely affect our ability to operate our business. If we are unable to obtain needed financing on acceptable terms, we may not be able to implement our business plan, which could have a material adverse effect on our business, financial condition and results

Risk factors

of operations. We may not be able to meet our business objectives, our share price may fall and investors may lose some or all of their investment. If we raise funds by issuing equity securities, the percentage ownership of our then shareholders will be reduced.

If we do not achieve, sustain or successfully manage our anticipated growth, our business and prospects will be harmed.

We have experienced significant revenue growth in a short period of time. If we are unable to maintain adequate revenue growth, our financial results could suffer. Furthermore, significant growth will place strains on our management and our operational and financial systems and processes. If we do not successfully forecast the timing of regulatory authorization for product marketing and subsequent demand for our products or manage our anticipated expenses accordingly, our operating results will be harmed.

The development of MosaiQTM includes many factors, including factors beyond our control, and we may not commercialize it on a timely basis, or at all.

Our future revenue growth and profitability will substantially depend on our ability to successfully commercialize MosaiQTM. We will need to complete development and obtain marketing authorizations from the FDA and other regulatory authorities before we can commercialize MosaiQTM. Our ability to successfully commercialize MosaiQTM may be affected by the following factors, among others:

➢	the scope of and progress made in our development activities;

➢	our ability to successfully complete field trial studies;

➢	our ability to obtain and maintain FDA and other regulatory authorizations;

➢	threats posed by competing technologies;

➢	our, or any commercial partner’s, ability to market MosaiQTM to donor collection agencies, hospitals and independent testing laboratories;

➢	our ability to successfully optimize the individual tests to be included on both the blood grouping and disease screening consumables;

➢	the occurrence of unforeseen technical difficulties in the design and build of the manufacturing system for the consumables;

➢	the occurrence of unforeseen technical difficulties in the design and manufacturing of the initial high-throughput instrument;

➢	the occurrence of unforeseen technical difficulties in the development of software and the integration of the consumables, the instrument and software;

➢	delays resulting from the failure of third-party suppliers or contractors to meet their obligations in a timely and cost-effective manner; and

➢	endorsement and acceptance by donor collection agencies, hospitals and independent testing laboratories.

Development and commercialization of novel products, such as MosaiQTM, is inherently uncertain. At any point, we may abandon development of MosaiQTM or we may be required to expend considerable resources addressing unforeseen technical challenges or otherwise to complete and commercialize MosaiQTM, which would adversely impact potential revenue and our expenses. In addition, any delay in product development would provide others with additional time to commercialize competing products before we introduce MosaiQTM, which in turn may adversely affect our growth prospects and operating results. Although we believe that our cost estimates and our project completion and commercialization schedule for MosaiQTM are reasonable, we cannot assure you that the actual costs or time required to complete the project will not substantially exceed our current estimates.

Obtaining regulatory authorization for MosaiQTM will take time, require material expenditures and ultimately may not succeed.

MosaiQTM will be subject to CE-marking in Europe. In the United States, the FDA has indicated that it will require MosaiQTM to obtain approval of a biologics license application, or BLA, for the blood grouping consumable and traditional 510(k) clearances for the instrument and the initial disease screening consumable, comprising two tests, Cytomegalovirus, or CMV, and syphilis. The final disease screening consumable, comprising additional tests, will be subject to BLA approval. The process of complying with the requirements of the FDA and comparable agencies is generally costly, time consuming and burdensome, and regulatory authorization is never guaranteed, irrespective of time and financial expenditures. Furthermore, given the complexities of the regulatory pathway for MosaiQTM, there may be delays in obtaining marketing authorization, or we may not be able to obtain marketing authorization at all. Moreover, the manufacturing process of the MosaiQTM consumables is based on novel technologies and the FDA and regulatory agencies in other jurisdictions may have limited experience reviewing product candidates using these technologies, which may also result in delays in obtaining regulatory authorization for MosaiQTM.

Among other things, our manufacturing facility will be subject to pre-approval inspection by the FDA and other applicable regulators. In addition, we are required to perform field trial studies to obtain regulatory authorizations for MosaiQTM. Field trial studies are subject to factors within and outside of our control and the outcome of these studies is uncertain. For example, success in early feasibility studies may not be replicated in later field trial studies. Although our internal blood grouping feasibility studies have demonstrated a high degree of concordance, across a range of key specificities, between results generated by the MosaiQTM methodology and results using predicate technologies for antigen typing and antibody identification, and although our initial feasibility work on the disease screening consumable has been positive, there is no guarantee that our analytical testing will meet the FDA’s or other regulatory authorities’ requirements, that our field trial studies will be successful, that the FDA or other regulatory authorities will provide marketing authorization for MosaiQTM based on the studies we have completed or, if we obtain market authorization, that the prognostic information that may be reported will differentiate MosaiQTM from alternatives in the United States or other markets. Even if our field trials are successful and we obtain the necessary regulatory authorizations, the regulatory review process will still take time and require material expenditures.

Our substantial reliance on third parties to develop MosaiQTM exposes us to a number of risks that may delay the development and commercialization of MosaiQTM or result in higher costs to us.

We have outsourced certain elements of the development of MosaiQTM. Our dependence on third parties for the development of our manufacturing system for consumables and our initial high-throughput instrument may subject us to a number of risks. For example, our third-party developers may not be able to develop or manufacture components of the MosaiQTM system, or may apply insufficient resources to the development of MosaiQTM in the manner required to meet our technical and commercial requirements, on our expected timetable or within our expected cost estimates. If our existing third-party developers are unable, or fail, to meet our requirements, there can be no assurance that we will be able to enter into relationships with other third parties necessary to successfully develop MosaiQTM. Any of these risks could materially harm our business and adversely affect our future revenues.

Risk factors

MosaiQTM consumables have not been manufactured on a commercial scale and are subject to unforeseen scale-up risks.

While we have developed working prototypes of the MosaiQTM consumables, there can be no assurance that we can manufacture MosaiQTM consumables at a scale that is adequate for our commercial needs. We may face significant or unforeseen difficulties in manufacturing the MosaiQTM consumables, including but not limited to:

➢	technical issues relating to manufacturing products on a commercial scale at reasonable cost, and in a reasonable time frame;

➢	difficulty meeting demand or timing requirements for consumable orders due to excessive costs or lack of capacity for part or all of an operation or process;

➢	lack of skilled labor or unexpected increases in labor costs needed to produce or maintain our manufacturing systems or perform certain required operations;

➢	changes in government regulations or in quality or other requirements that lead to additional manufacturing costs or an inability to supply product in a timely manner, if at all; and

➢	increases in raw material or component supply cost or an inability to obtain supplies of certain critical supplies needed to complete our manufacturing processes.

These and other difficulties may only become apparent when scaling up the manufacturing of the MosaiQTM consumables to more substantive commercial scale. In the event our MosaiQTM consumables cannot be manufactured in sufficient commercial quantities, our future prospects could be significantly impacted and our financial prospects would be materially harmed.

We expect to rely on third parties to conduct studies of MosaiQ™ and our other transfusion diagnostics products that will be required by the FDA or other regulatory authorities and those third parties may not perform satisfactorily.

We do not have the ability to independently conduct the field trial studies or other studies that may be required to obtain FDA and other regulatory clearances or approvals for MosaiQTM as well as our conventional reagent products. Accordingly, we expect to rely on third parties, such as independent testing laboratories and hospitals, to conduct such studies. Our reliance on these third parties will reduce our control over these activities. These third-party contractors may not complete activities on schedule or conduct studies in accordance with regulatory requirements or our study design. We cannot control whether they devote sufficient time, skill and resources to our studies. Our reliance on third parties that we do not control will not relieve us of any applicable requirement to prepare, and ensure compliance with, various procedures required under good clinical practices. If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, if the third parties need to be replaced or if the quality or accuracy of the data they obtain is compromised due to their failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our studies may be extended, delayed, suspended or terminated, and we may not be able to obtain regulatory approval for MosaiQTM or our other transfusion diagnostic products.

Our commercial success will largely depend upon the degree of market acceptance of MosaiQTM by donor collection agencies, hospitals and independent testing laboratories.

MosaiQTM may not gain sufficient market acceptance by donor collection agencies, hospitals and independent testing laboratories. If the product does not achieve an adequate level of acceptance by these critical customer groups, our future revenue growth and profitability would be materially impacted. The degree of market acceptance of MosaiQTM will depend on a number of factors, including:

➢

the efficacy and potential advantages of MosaiQTM over alternative technologies, techniques and products, including both conventional technologies such as existing testing methods from Ortho, Immucor, Bio-Rad, Grifols and Beckman Coulter, as well as new technologies from such companies or new competitors;

➢	limitations contained in the approved labeling for MosaiQTM;

➢	the willingness of our target customers to transition from existing technologies, products and procedures and to adopt MosaiQTM;

➢	the ability to offer attractive pricing for MosaiQTM;

➢	the strength of marketing and distribution support and the timing of market introduction of competitive products; and

➢	outcomes from field trial studies, the regulatory approval process, and other publicity concerning MosaiQTM or competing products.

Our efforts to educate donor collection agencies, hospitals, independent testing laboratories and other members of the medical community on the benefits of MosaiQTM may require significant resources and may never be successful. Such efforts to educate the marketplace may require more resources than are required by conventional or new technologies marketed by our competitors. If we were to incorrectly forecast our ability to penetrate various markets, expenditures that we make may not result in the benefits that we expect, which could harm our results of operations. Moreover, in the event that MosaiQTM is the subject of industry or clinical guidelines, field trial studies or scientific publications that are unhelpful or damaging, or otherwise call into question the benefits of MosaiQTM, we may have difficulty convincing prospective customers to adopt MosaiQTM.

Our commercialization plan for MosaiQTM in the patient testing market depends on entering into arrangements with one or more commercial partners.

A key element of our commercialization strategy for MosaiQTM is to identify and engage one or more partners with existing global sales and support infrastructures to commercialize MosaiQTM for the patient testing market. Until we engage such a partner to assist us in our commercialization efforts in this highly fragmented market, we do not believe we would be able to optimally commercialize MosaiQTM without significant additional funds to build a global sales and support infrastructure. To date, we have not entered into any such commercialization arrangements. Any commercial partner with whom we may enter into such arrangements may not commit sufficient resources, as MosaiQ™ may compete for time, attention and resources with such partner’s internal programs, or otherwise may not perform its obligations as expected. Even if we successfully establish new commercialization arrangements, these relationships may never result in the successful commercialization of MosaiQTM.

Other companies or institutions may develop and market novel or improved methods for transfusion diagnostics, which may make MosaiQ™ less competitive or obsolete.

The market for transfusion diagnostics is large and established, and our competitors may possess significantly greater financial resources and have larger development and commercialization capabilities

Risk factors

than we do. Although we are not aware of any companies that are pursuing an alternative fully automated blood grouping and disease screening platform like MosaiQTM, a platform or technology that competes with MosaiQTM may be developed. We may be unable to compete effectively against these competitors either because their diagnostic platforms are superior or because they may have more expertise, experience, financial resources or stronger business relationships.

We have leased a factory in Eysins, Switzerland, which will become the principal manufacturing site for the MosaiQTM consumables, and any delay in completing the conversion of this factory space or obtaining regulatory approval, may delay or prevent the launch of MosaiQTM.

We have leased a manufacturing facility in Eysins, Switzerland, which will become the principal manufacturing site for the MosaiQTM consumables. Conversion of this facility is expected to require a significant capital commitment, and our failure to complete this project on time and on budget may result in the need for us to raise and expend additional capital. In addition, the building, installation and validation of the MosaiQTM manufacturing system is subject to many risks, including the fact that, in connection with products that will be sold in the United States, this new facility will be subject to a pre-approval inspection by the FDA, and, in connection with products sold outside the United States, this new facility will be subject to pre-approval inspection by applicable foreign regulators, which could prevent or delay the launch of MosaiQTM.

Our near-term success is dependent upon our ability to expand our customer base and introduce new conventional reagent products.

Our current customer base is primarily composed of donor testing laboratories and hospitals that use our conventional reagent products for blood grouping, along with original equipment manufacturers, or OEMs (for example, Ortho, Bio-Rad and Grifols). Our success will depend, in part, upon our ability to expand our customer base and increase our market penetration of existing customers through the development and commercialization of new products after obtaining regulatory authorization. Attracting new customers and introducing new products requires substantial time and expense. Any failure to expand our existing customer base, or launch new products, would adversely affect our operating results.

Our financial performance depends in part upon our ability to successfully develop and market new products in a rapidly changing technological and economic environment. If we fail to successfully introduce new conventional reagent products, we could lose market share. We could also lose market share if our competitors introduce new products or technologies that render our conventional reagent products less competitive or obsolete. In addition, delays in the introduction of new products due to regulatory, developmental or other obstacles could negatively impact our revenue and market share, as well as our earnings.

We are dependent upon our three largest OEM clients for a substantial portion of our total revenues. If any of our key OEM customers terminates or reduces the scope of its relationship with us, our product sales will suffer.

We develop, manufacture and sell a range of our conventional reagent products to customers who are major OEMs. These products are sold in bulk, for inclusion in products manufactured by these OEM customers, or as finished, vialled products. Product sales to our three largest OEM customers accounted for 64% of our total revenues and product sales to Ortho accounted for 55% of our total revenues in the fiscal year ended March 31, 2013. If any of our OEM customer agreements are terminated, particularly our agreement with Ortho, or the scope of our OEM customer relationships is otherwise reduced, our product sales could decrease, and our results of operations may be negatively impacted. In particular, a change of control of any of our OEM customers could negatively impact our relationship. Further, we may not be able to enter into new customer agreements on satisfactory terms, or at all.

Our OEM customers, including Ortho, are also our competitors. Our business may be harmed if, as a result of the commercialization of MosaiQTM, Ortho or our other OEM customers perceive MosaiQTM as a competitive product, resulting in a discontinuation of Ortho’s or our other OEM customers’ purchases from us. Johnson & Johnson, the parent company of Ortho, has reportedly agreed to sell Ortho to Carlyle Group L.P., a global asset management firm.

Gross margin volatility may negatively impact our profitability.

Our gross margin has been volatile from period to period in the past and may be volatile in the future due to various factors, including changes in product mix, shipment cycles and manufacturing costs. Gross margins on our conventional reagent products vary depending upon the product, with whole blood control products, rare antibodies and red blood cell-derived products generating higher margins. Depending upon the sales mix of these products, our gross margin could vary significantly from period to period. Our conventional reagent products are manufactured by us. As such, gross margins for these products could be impacted by a rise in the costs of raw materials and labor, as well as overhead and the efficiency of our manufacturing operations. Our gross margin may also be negatively impacted by increased competition. Specifically, suppliers in the market seeking to maintain or grow market share may foster a competitive environment of pricing pressures that could negatively impact the profitability of product sales.

If we are unable to maintain our network of direct sales representatives, we may not be able to generate anticipated sales of our current or future products.

We expect our direct sales representatives to develop long-lasting relationships with the customers they serve. If our direct sales representatives fail to adequately promote, market and sell our conventional reagent products, our sales could significantly decrease. If a substantial number of our direct sales representatives were to leave us within a short period of time, our sales could be adversely affected. If a direct sales representative were to depart and be retained by one of our competitors, we may be unable to prevent them from helping competitors solicit business from our existing customers, which could further adversely affect our sales. We may be unable to hire additional qualified direct sales representatives to work with us. We may also not be able to enter into agreements with them on favorable or commercially reasonable terms, if at all. Failure to hire or retain qualified direct sales representatives would prevent us from expanding our business and generating sales.

We or our suppliers may experience development or manufacturing problems or delays that could limit the growth of our revenue or increase our losses.

We may encounter unforeseen situations in the manufacturing of our conventional reagent products that could result in delays or shortfalls in our production. Our suppliers may also face similar delays or shortfalls. In addition, our or our suppliers’ production processes may have to change to accommodate any significant future expansion of our manufacturing capacity, which may increase our or our suppliers’ manufacturing costs, delay production of our products, reduce our product gross margin and adversely impact our business. If we are unable to keep up with demand for our products by successfully manufacturing and shipping our products in a timely manner, our revenue could be impaired, market acceptance for our products could be adversely affected and our customers might instead purchase our competitors’ products. In addition, developing manufacturing procedures for new products would require developing specific production processes for those products. Developing such processes could be time consuming and any unexpected difficulty in doing so can delay the introduction of a product.

Risk factors

Demand for our products depends in part on the operating budgets of our customers and their spending levels, a reduction in which could limit demand for our products and adversely affect our business.

In the near term, we expect that our revenue will be derived primarily from sales of our conventional reagent products to hospitals and independent testing laboratories for blood grouping, either directly or through our OEM customers. The demand for our products will depend in part upon the operational budgets of these customers, which are impacted by factors beyond our control, such as:

➢	global macroeconomic conditions;

➢	changes in the regulatory environment;

➢	differences in budgetary cycles;

➢	market-driven pressures to consolidate operations and reduce costs; and

➢	market acceptance of new technologies.

Our operating results may fluctuate due to reductions and delays in expenditures by our customers. Any decrease in our customers’ budgets or expenditures, or in the size, scope or frequency of operating expenditures, could materially and adversely affect our business, operating results and financial condition.

The transfusion diagnostics market is highly competitive. If we fail to compete effectively, our business and operating results will suffer.

We face significant competition in the transfusion diagnostics market. We currently compete with established diagnostic companies that design, manufacture and market instruments and consumables for blood grouping. We believe our principal competitors in the transfusion diagnostics market are Ortho, Immucor and Bio-Rad.

Most of our current competitors have greater financial resources than we do, making them better equipped to fund research and development, manufacturing and marketing efforts or license technologies and intellectual property from third parties. Our competitors can be expected to continue to improve the performance of their products and to introduce new products with competitive price and performance characteristics. Although we believe we have advantages over our competitors, maintaining these advantages will require us to continue to invest in research and development, sales and marketing and customer service and support.

Our current competitors are either privately owned, publicly-traded companies or are divisions of publicly-traded companies, and enjoy a number of competitive advantages over us, including:

➢	greater name and brand recognition, financial and human resources;

➢	broader product lines;

➢	larger sales forces and more established distributor networks;

➢	substantial intellectual property portfolios;

➢	larger and more established customer bases and relationships; and

➢	better established, larger scale, and lower cost manufacturing capabilities.

We believe that the principal competitive factors in all of our target markets include:

➢	cost of capital equipment;

➢	cost of consumables and supplies;

➢	reputation among customers;

➢	innovation in product offerings;

➢	flexibility and ease-of-use;

➢	accuracy and reproducibility of results;

➢	compatibility with existing laboratory processes, tools and methods;

➢	breadth of clinical decisions that can be influenced by information generated by tests; and

➢	economic benefit accrued to customers based on testing services enabled by products.

We cannot assure investors that we will be successful in the face of competition from new products and technologies introduced by our existing competitors or new companies entering our markets. In addition, we cannot assure investors that our competitors do not have or will not develop products or technologies that currently or in the future will enable them to produce competitive products with greater capabilities or at lower costs than ours.

New technologies, techniques or products could emerge that might offer better combinations of price and performance than our current or future products and systems.

It is critical to our success that we anticipate changes in technology and customer requirements and to successfully introduce, on a timely and cost-effective basis, new, enhanced and competitive technologies that meet the needs of current and prospective customers. If we do not successfully innovate and introduce new technology into our product lines or manage the transitions to new product offerings, our revenues, results of operations and business will be adversely impacted. Competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. We anticipate that we will face increased competition in the future as existing companies and competitors develop new or improved products and as new companies enter the market with new technologies.

We are dependent on single source suppliers for some of the components and materials used in our conventional reagent products, and supply chain interruptions could negatively impact our operations and financial performance.

Our products are manufactured by us and we obtain supplies from a limited number of suppliers. In some cases, critical components required to manufacture our products may only be available from a sole supplier or limited number of suppliers, any of whom would be difficult to replace. The supply of any of our manufacturing materials may be interrupted because of poor vendor performance or other events outside our control, which may require us, among other things, to identify alternate vendors and result in lost sales and increased expenses. Even if the manufacturing materials that we source are available from other parties, the time and effort involved in validating the new supplies and obtaining any necessary regulatory approvals for substitutes could impede our ability to replace such components in a timely manner or at all.

In particular, some of our conventional reagent products are derived from blood having particular or rare combinations of antibodies or antigens, which are found in a limited number of individuals. If we had difficulty in obtaining sufficient quantities of such blood, we would need to establish a viable alternative, which may take both time and expense to either identify and/or develop.

Risk factors

The loss of a sole supplier would impair our ability to deliver products to our customers in a timely manner and would adversely affect our sales and operating results and negatively impact our reputation. Our business would also be harmed if any of our suppliers could not meet our quality and performance specifications and quantity and delivery requirements.

If our Edinburgh, Scotland facility becomes unavailable or inoperable, we will be unable to produce and ship many of our conventional reagent products.

All our conventional reagent products are produced in our Edinburgh, Scotland manufacturing facility. While we believe we have reliable suppliers of raw materials, our reagent production is highly dependent on the uninterrupted and efficient operation of the Edinburgh, Scotland facility and we currently have no alternative manufacturing capabilities. Therefore, if a catastrophic event occurred at the Edinburgh, Scotland facility, such as a fire or contamination, many of our products could not be produced until the manufacturing portion of the facility was restored and cleared by the FDA. We maintain a disaster plan to minimize the effects of such a catastrophe and we have obtained insurance to protect against certain business interruption losses (we have £22 million of coverage for our Edinburgh manufacturing facility and an additional £1 million of coverage for our research and development activities). However, there can be no assurance that such coverage will be adequate or that such coverage will continue to remain available on acceptable terms, if at all.

Our customers, including our U.S. commercial operations, receive all of their conventional reagent products from our Edinburgh, Scotland manufacturing facility. If circumstances arose that disrupted our international distribution of products from Edinburgh, we would need to establish an alternate distribution channel, which may take both time and expense to establish.

The landlord for our Edinburgh, Scotland manufacturing operation is Scottish National Blood Transfusion Service, or SNBTS. The lease on our Edinburgh, Scotland facility ends in August 2014. We have commenced discussions with SNBTS to extend this lease to allow us time to design and build a new manufacturing facility near Edinburgh, Scotland. There can be no assurance that SNBTS will extend the existing lease on acceptable terms or terms equivalent to those we currently have.

We plan to build a new, expanded manufacturing facility for our conventional reagent products, which may result in overlapping operations and duplicative costs, impair manufacturing operations, delay or prevent the launch of new products or require us to expend additional capital.

To meet expected future demand for our conventional reagent products, we plan to lease a new expanded manufacturing facility in Edinburgh, Scotland near our existing manufacturing facility. Although the new facility will be leased, we will fund its design and completion using our existing cash balances. This project is expected to require a capital commitment of approximately $6 million, and our failure to complete the new facility on time and on budget may result in the need for us to expend additional capital and may impair the efficient operation of our manufacturing system. In addition, moving our manufacturing operations to a new facility may result in overlapping operations and duplicative costs during the transition period. Furthermore, changes in our manufacturing process or procedure, including a change in the location where our products are manufactured, will require prior FDA review and approval of the manufacturing process and procedures. Any new facility will be subject to a pre-approval inspection by the FDA and would again require us to demonstrate product comparability to the FDA. There are comparable foreign requirements as well. This review may be costly and time consuming and could delay or prevent the launch of any new product.

We generate a substantial portion of our revenue internationally and are subject to various risks relating to our international activities.

A significant proportion of our revenues are earned in U.S. Dollars but the costs of our manufacturing operations are payable mainly in Pounds Sterling. As a result, fluctuations in foreign currency exchange rates against the U.S. Dollar could impact our financial results adversely. We believe a significant percentage of our future revenue and costs will come from international sources.

Engaging in international business also involves a number of difficulties and risks, including:

➢	required compliance with existing and changing foreign regulatory requirements and laws;

➢	required compliance with anti-bribery laws, such as the U.S. Foreign Corrupt Practices Act and U.K. Bribery Act, data privacy requirements, labor laws and anti-competition regulations;

➢	export or import restrictions;

➢	various reimbursement and insurance regimes;

➢	laws and business practices favoring local companies;

➢	longer payment cycles and difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;

➢	political and economic instability;

➢	potentially adverse tax consequences, tariffs, customs charges, bureaucratic requirements and other trade barriers;

➢	difficulties and costs of staffing and managing foreign operations; and

➢	difficulties protecting or procuring intellectual property rights.

The occurrence of any of these factors in the countries in which we operate could materially adversely affect our business, results of operations and financial condition.

Our term loan agreement contains restrictive and financial covenants that may limit our operating flexibility.

Our $15 million term loan agreement with MidCap Financial contains certain restrictive covenants that limit our ability to merge with other companies or consummate certain changes of control, acquire other companies, engage in new lines of business, make certain investments, pay dividends, transfer or dispose of assets, amend certain material agreements or enter into various specified transactions. We therefore may not be able to engage in any of the foregoing transactions unless we obtain the consent of the lender or terminate the term loan agreement. The loan agreement also contains certain financial covenants, including minimum revenue requirements, and is secured by all of our assets. There is no guarantee that we will be able to generate sufficient cash flow or sales to meet the financial covenants or pay the principal and interest under the agreement. Furthermore, there is no guarantee that future working capital, borrowings or equity financing will be available to repay or refinance the amounts outstanding under the agreement.

Undetected errors or defects in our products could expose us to product liability claims, harm our reputation or decrease market acceptance of our products.

The sale and use of products or services based on our technologies could lead to the filing of product liability claims if someone were to allege that one of our products contained a design or manufacturing

Risk factors

defect, which resulted in the failure to adequately perform the analysis for which it was designed. A product liability claim could result in substantial damages and be costly and time consuming to defend, either of which could materially harm our business or financial condition. We maintain insurance that includes product liability coverage of approximately $8 million as of December 31, 2013 and we believe our insurance coverage is adequate for our business. However, there can be no assurance that insurance coverage for these risks will continue to be available or, if available, that it will be sufficient to cover potential claims or that the present level of coverage will continue to be available at a reasonable cost. Our existing insurance may have to be increased in the future if we are successful at introducing new transfusion diagnostics products and this will increase our costs. Under certain of our customer and license agreements, we have agreed to provide indemnification for product liability claims arising out of the use of our products. In the event that we are held liable for a claim or for damages exceeding the limits of our insurance coverage, we may be required to make substantial payments.

Regardless of merit or eventual outcome, liability claims may result in:

➢	decreased demand for our products and product candidates;

➢	injury to our reputation;

➢	costs of related litigation;

➢	substantial monetary awards to patients and others;

➢	loss of revenue; and

➢	the inability to commercialize our products and product candidates.

Any of these outcomes may have an adverse effect on our consolidated results of operations, financial condition and cash flows, and may increase the volatility of our share price.

We may also be subject to warranty claims for damages related to errors or defects in our products. A material liability claim or other occurrence that harms our reputation or decreases market acceptance of our products could harm our business and operating results. In the event that we experience a product performance problem, we may be required to, or may voluntarily recall or suspend selling the products until the problem is resolved. Depending on the product as well as the availability of acceptable substitutes, such a product recall or suspension could significantly impact our operating results.

The outcome of any current or future disputes, claims and litigation could have a material adverse impact on our business, financial condition and results of operations.

We are currently involved in a dispute regarding the 2007 purchase of our Alba subsidiary in which the seller is alleging it is owed approximately $3.1 million. See “Business – Legal proceedings.” In addition, we may, from time to time, be party to litigation in the normal course of business, including class action and product liability lawsuits. Due to the inherent uncertainties of litigation, it is not possible to predict the final outcome of these lawsuits or determine the amount of any potential losses we may incur. In the event we are required or determine to pay amounts in connection with any such lawsuits, such amounts could be significant and could have a material adverse impact on our liquidity, business, financial condition and results of operations.

We are highly dependent on our senior management team and other key employees, and our success depends on our ability to retain our managerial personnel and to attract additional personnel.

Our success is dependent upon the efforts of our senior management and staff, including sales, technical and management personnel, many of whom have very specialized industry and technical expertise that is not easily replaced. In particular, our success depends in part upon the continued service of our Chairman and Chief Executive Officer, who is critical to the overall management of our company. This includes the shaping of our culture and our strategic direction. If key individuals leave us, we could be adversely affected if suitable replacement personnel are not quickly recruited. We have entered into employment agreements with our executive officers and senior managers, including our Chairman and Chief Executive Officer, but none of these agreements guarantees the service of the individual for a specified period of time. Our future success depends on our ability to continue to attract, retain and motivate qualified personnel. There is intense competition for medical technologists and in some markets there is a shortage of qualified personnel in our industry. If we are unable to continue to attract or retain highly qualified personnel, the development, growth and future success of our business could be adversely affected.

We may seek to grow our business through acquisitions of or investments in new or complementary businesses, products or technologies, and the failure to manage acquisitions or investments, or the failure to integrate them with our existing business, could have a material adverse effect on us.

From time to time, we expect to consider opportunities to acquire or make investments in other technologies, products and businesses that may enhance our capabilities, complement our current products or expand the breadth of our product offerings, markets or customer base. Potential and completed acquisitions and strategic investments involve numerous risks, including:

➢	problems assimilating the purchased technologies, products or business operations;

➢	issues maintaining uniform standards, procedures, controls and policies;

➢	unanticipated costs associated with acquisitions;

➢	diversion of management’s attention from our core business;

➢	adverse effects on existing business relationships with suppliers and customers;

➢	risks associated with entering new markets in which we have limited or no experience;

➢	potential loss of key employees of acquired businesses; and

➢	increased legal and accounting compliance costs.

We have no current commitments with respect to any acquisition or investment. Any acquisitions we undertake could be expensive and time consuming and may disrupt our ongoing business and prevent management from focusing on our operations. If we are unable to manage acquisitions or investments, or integrate any acquired businesses, products or technologies effectively, our business, results of operations and financial condition may be materially adversely affected.

We may enter into collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships with third parties that may not result in the development of commercially viable products or the generation of significant future revenues.

In the ordinary course of our business, we may enter into collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships to develop proposed products and to pursue new markets. Proposing, negotiating and implementing collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships may be a lengthy and complex process. Other companies, including those with substantially greater financial, marketing, sales, technology or other business resources, may compete with us for these opportunities or arrangements. We may not identify, secure, or complete any such transactions or arrangements in a timely manner, on a cost-effective basis, on acceptable terms or at

Risk factors

all. We have limited institutional knowledge and experience with respect to these business development activities, and we may also not realize the anticipated benefits of any such transaction or arrangement. In particular, these collaborations may not result in the development of products that achieve commercial success or result in significant revenues and could be terminated prior to developing any products.

Additionally, we may not be in a position to exercise sole decision-making authority regarding the transaction or arrangement, which could create the potential risk of creating impasses on decisions, and our collaborators may have economic or business interests or goals that are, or that may become, inconsistent with our business interests or goals. It is possible that conflicts may arise with our collaborators, such as conflicts concerning the achievement of performance milestones, or the interpretation of significant terms under any agreement, such as those related to financial obligations or the ownership or control of intellectual property developed during the collaboration. If any conflicts arise with our current or future collaborators, they may act in their self-interest, which may be adverse to our best interest, and they may breach their obligations to us. In addition, we have limited control over the amount and timing of resources that our current collaborators or any future collaborators devote to our collaborators’ or our future products. Disputes between us and our collaborators may result in litigation or arbitration which would increase our expenses and divert the attention of our management. Further, these transactions and arrangements are contractual in nature and may be terminated or dissolved under the terms of the applicable agreements and, in such event, we may not continue to have rights to the products relating to such transaction or arrangement or may need to purchase such rights at a premium.

RISKS RELATED TO GOVERNMENT REGULATION

If we or our commercial partners fail to comply with extensive foreign and domestic regulations, sales of our products in new and existing markets and the development and commercialization of any new product candidates, including MosaiQTM, could be delayed or prevented.

Our reagents and other products are subject to regulation by governmental and private agencies in the United States and abroad, which, among other things, regulate the testing, manufacturing, packaging, labeling, distribution, promotion, marketing, import and export of medical supplies and devices. Certain international regulatory bodies also impose import and tax restrictions, tariff regulations, and duties on imported products. Delays in agency review can significantly delay new product introduction and may result in a product becoming “outdated” or losing its market opportunity before it can be introduced. Also, the FDA and international agencies have the authority to require a recall or modification of products in the event of a defect or to prohibit or limit the distribution or importation of the product.

FDA approval of a BLA or clearance of a 510(k) generally is required before we can market new reagents in the United States or make significant changes to existing products. The process of obtaining licenses, marketing clearances and approvals from regulatory agencies can be time consuming and expensive. There is no assurance that marketing authorizations will be granted or that agency reviews will not involve delays that would adversely affect our ability to commercialize our products, including MosaiQTM.

If any of our products were to fail to perform in the manner represented during review of the product application, particularly concerning clinical performance, one or more of these agencies could place restrictions on the labeling, marketing, distribution or use of the product, require us to cease manufacturing and selling that product, or even recall previously-placed products, and, if the product must be modified in order to resolve the problem, to resubmit the product for market authorization before we could sell it again. Depending upon the product, and the availability of acceptable substitutes, such an agency action could result in significantly reduced revenues and earnings for an indefinite period.

We currently anticipate marketing MosaiQTM consumables to laboratories for research use only, or RUO, in the first half of 2016. While such products are not currently regulated by the FDA as medical devices assuming they meet certain requirements, such as they do not make claims related to safety, effectiveness or diagnostic utility and they are not intended for human clinical diagnostic or prognostic use, if the FDA were to conclude that our RUO-labeled products were medical devices, they would need to meet the requirements applicable to medical devices.

Federal, state and foreign regulations regarding the manufacture and sale of our products are subject to change. We cannot predict what impact, if any, such changes might have on our business. In addition, there can be no assurance that regulation of our products will not become more restrictive in the future and that any such development would not have a material adverse effect on our business.

If we or our suppliers fail to comply with ongoing regulatory requirements, or if we experience unanticipated problems with our products, these products could be subject to restrictions or withdrawal from the market.

Any product for which we obtain marketing approval or clearance in the United States or in international jurisdictions, along with the manufacturing processes and promotional activities for such product, will be subject to continual review and periodic inspections by the FDA and other regulatory bodies. Furthermore, our suppliers may be subject to similar regulatory oversight and may not currently be or may not continue to be in compliance with applicable regulatory requirements. Our failure or the failure of one of our suppliers to comply with statutes and regulations administered by the FDA and other regulatory bodies, or our failure to take adequate action in response to any observations, could result in, among other things, any of the following enforcement actions, any one of which could harm our reputation and could cause our product sales and profitability to suffer:

➢	fines and civil penalties;

➢	the requirement to take corrective actions;

➢	delays in approving or clearing, or refusal to approve or clear, our products;

➢	withdrawal or suspension of approval or clearances by the FDA or other regulatory bodies;

➢	product recall or seizures;

➢	interruption of production;

➢	restrictions on labeling, marketing, distribution or use of our products;

➢	an import or export ban on our products;

➢	injunctions; and

➢	criminal prosecution.

We may also receive warning letters or untitled letters, such as the warning letter we received from the FDA in 2009 regarding compliance with current good manufacturing practices at our Edinburgh facility regarding various antisera products. Following corrective actions that took place between February and April 2009, we received a response acceptance letter from the FDA in June 2009. We have not received any such warning letters or untitled letters since this time.

Any regulatory approval or clearance of a product may also be subject to limitations on the indicated uses for which the product may be marketed. If the FDA or another regulatory body determines that our promotional materials, training or other activities constitute promotion of an unapproved use, it could request that we cease or modify our training or promotional materials or subject us to regulatory

Risk factors

enforcement actions. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider our training or promotional materials to constitute promotion of an unapproved use, which could result in significant fines or penalties under applicable statutory authorities, such as laws prohibiting false claims for reimbursement. Additionally, we may be required to conduct costly post-market testing and we may be required to report adverse events and malfunctions related to our products. Later discovery of previously unknown problems with our products, including unanticipated adverse events, manufacturing problems or failure to comply with regulatory requirements may result in restrictions on such products or manufacturing processes. Other potential consequences include revisions to the approved labeling, withdrawal of the products from the market, voluntary or mandatory recalls, fines, suspension of regulatory approvals, product seizures, injunctions or the imposition of civil or criminal penalties.

Furthermore, the FDA and various other authorities will inspect our facilities and those of our suppliers from time to time to determine whether we are in compliance with regulations relating to the manufacture of transfusion diagnostics products, including regulations concerning design, manufacture, testing, quality control, product labeling, distribution, promotion and record-keeping practices. A determination that we are in material violation of such regulations could lead to the imposition of civil penalties, including warning or untitled letters, fines, product recalls, field actions, product seizures or, in extreme cases, criminal sanctions.

Additionally, healthcare policy has been a subject of extensive discussion in the executive and legislative branches of the federal and many state governments and healthcare laws and regulations are subject to change. Our reagent product business strategy, and the development of the commercialization strategy for MosaiQ™, have been based on existing healthcare policies. We cannot predict what additional changes, if any, will be proposed or adopted or the effect that such proposals or adoption may have on our business, financial condition and results of operations.

Approval and/or clearance by the FDA and foreign regulatory authorities for our transfusion diagnostics products could take significant time and require significant development expenditures.

Obtaining FDA and other regulatory clearances or approvals for MosaiQ™ and our newly developed conventional reagent products can be expensive and uncertain. It can take from several months to several years from the date of submission of the application, and generally requires detailed and comprehensive scientific and clinical data. As with all blood transfusion products, the FDA and other regulatory authorities reserve the right to redefine the regulatory path at the time of submission or during the review process, and could require a more burdensome approach than we currently anticipate. In addition, it may be necessary for us to refile regulatory submissions as a result of application deficiencies, which was requested of us by the FDA in 2013 associated with our BLA for additional monoclonal antibody products. In response, we established a dedicated task force to address the identified documentation deficiencies and expect to complete our procedural review in March 2014. We plan to subsequently resubmit the BLA, incorporating the FDA’s required documentation. Notwithstanding the time and expense, these efforts may never result in FDA approval or clearance or that of other regulatory authorities. Even if we were to obtain regulatory approval or clearance, it may not be for the uses we believe are important or commercially attractive, in which case we would not be permitted to market our product for those uses.

Our use of biological and hazardous materials and wastes requires us to comply with regulatory requirements, including environmental, health and safety laws, regulations and permitting requirements and subjects us to significant costs and exposes us to potential liabilities.

The handling of materials used in the manufacture of transfusion diagnostics products involves the controlled use of biological and hazardous materials and wastes. The primary hazardous materials we handle or use include human blood donations. Our business and facilities and those of our suppliers are subject to federal, state, local and foreign laws and regulations relating to the protection of human health and the environment, including those governing the use, manufacture, storage, handling and disposal of, and exposure to, such materials and wastes. In addition, under some environmental laws and regulations, we could be held responsible for costs relating to any contamination at our past or present facilities and at third-party waste disposal sites even if such contamination was not caused by us. A failure to comply with current or future environmental laws and regulations, including the failure to obtain, maintain or comply with any required permits, could result in severe fines or penalties. Any such expenses or liability could have a significant negative impact on our business, results of operations and financial condition. In addition, we may be required to incur significant costs to comply with regulatory requirements in the future.

Our relationships with customers are subject to applicable anti-kickback, fraud and abuse and other domestic healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Healthcare providers, physicians at hospitals and public health departments play a primary role in the recommendation and ordering of our reagents and other products, and may play an important role in the recommendation and ordering of the MosaiQ™ system. Our arrangements with customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our product. Restrictions under applicable federal and state healthcare laws and regulations in the United States include the following:

➢

The federal healthcare anti-kickback statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under federally funded healthcare programs such as Medicare and Medicaid. This statute has been broadly interpreted to apply to manufacturer arrangements with prescribers, purchasers and formulary managers, among others. Several other countries, including the United Kingdom, have enacted similar anti-kickback, fraud and abuse, and healthcare laws and regulations.

➢

The federal False Claims Act imposes criminal and civil penalties against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement material to a false or fraudulent action or improperly avoiding, decreasing or concealing an obligation to pay money to the federal government.

➢

HIPAA imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program and also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information. In addition, HIPAA created criminal liability for knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services.

Risk factors

➢

The federal Physician Payment Sunshine Act requirements under the PPACA (as defined below) require manufacturers of drugs, devices, biologics and medical supplies to report to HHS information related to payments and other transfers of value made to or at the request of covered recipients, such as physicians and teaching hospitals, and physician ownership and investment interests in such manufacturers. Payments made to physicians and research institutions for clinical trials are included within the ambit of this law. Certain state laws and regulations also require the reporting of certain items of value provided to health care professionals.

➢

Analogous state laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations involve substantial costs. We may be subject to qui tam litigation brought by private individuals on behalf of the government under the federal False Claims Act, with potential liability including mandatory treble damages and significant per-claim penalties, currently set at $5,500 to $11,000 per false claim. Additionally, it is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, exclusion from government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations. Exclusion, suspension and debarment from government funded healthcare programs would significantly impact our ability to commercialize, sell or distribute any product. If any of the physicians or other providers or entities with whom we expect to do business are found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

We are subject to the U.K. Bribery Act, the U.S. Foreign Corrupt Practices Act and other anti-corruption laws, as well as export control laws, customs laws, sanctions laws and other laws governing our operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures, and legal expenses, which could adversely affect our business, results of operations and financial condition.

Our operations are subject to anti-corruption laws, including the U.K. Bribery Act 2010, or Bribery Act, the U.S. Foreign Corrupt Practices Act, or FCPA, and other anti-corruption laws that apply in countries where we do business. The Bribery Act, FCPA and these other laws generally prohibit us and our employees and intermediaries from bribing, being bribed or making other prohibited payments to government officials or other persons to obtain or retain business or gain some other business advantage. We and our commercial partners operate in a number of jurisdictions that pose a high risk of potential Bribery Act or FCPA violations, and we participate in collaborations and relationships with third parties whose actions could potentially subject us to liability under the Bribery Act, FCPA or local anti-corruption laws. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.

We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United Kingdom, the United States and authorities in the European Union, including applicable export control regulations, economic sanctions on countries and persons, customs requirements and currency exchange regulations, collectively referred to as the Trade Control laws.

There is no assurance that we will be completely effective in ensuring our compliance with all applicable anti-corruption laws, including the Bribery Act, the FCPA or other legal requirements and Trade Control laws. If we are not in compliance with the Bribery Act, the FCPA and other anti-corruption laws or Trade Control laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on our business, financial condition, results of operations and liquidity. Likewise, any investigation of any potential violations of the Bribery Act, the FCPA, other anti-corruption laws or Trade Control laws by U.K., U.S. or other authorities could also have an adverse impact on our reputation, our business, results of operations and financial condition.

Healthcare policy changes, including recently enacted legislation reforming the U.S. healthcare system, may have a material adverse effect on our business.

Changes in government policy could have a significant impact on our business by increasing the cost of doing business, affecting our ability to sell our products and negatively impacting our profitability. Such changes could include modifications to existing legislation, such as U.S. tax policy, or entirely new legislation, such as the Patient Protection and Affordable Care Act (PPACA) that became law in March 2010. The PPACA makes changes that are expected to significantly impact the pharmaceutical and medical device industries and clinical laboratories. Elements of this legislation could meaningfully change the way healthcare services are delivered and may materially impact aspects of our business. We cannot predict whether future healthcare initiatives will be implemented at the federal or state level or in countries outside of the United States in which we may do business, or the effect any future legislation or regulation will have on us.

RISKS RELATED TO INTELLECTUAL PROPERTY

The extent to which we can protect our products and technologies through intellectual property rights that we own, acquire or license is uncertain.

We employ a variety of proprietary and patented technologies and methods in connection with the products we sell or are developing, including MosaiQTM. We license some of these technologies from third parties. We cannot provide any assurance that the intellectual property rights that we own or license provide effective protection from competitive threats or that we would prevail in any litigation in which our intellectual property rights are challenged. In addition, we cannot provide any assurances that we will be successful in obtaining new proprietary or patented technologies or methods in the future, whether through acquiring ownership or through licenses from third parties.

We cannot assure investors that any of our currently pending or future patent applications will result in issued patents, and we cannot predict how long it may take for a patent to issue on any of our pending patent applications, assuming a patent does issue. Further, we cannot assure investors that other parties will not challenge any patents issued or exclusively licensed to us or that courts or administrative agencies will hold our patents or the patents we license on an exclusive basis to be valid and enforceable. We cannot guarantee investors that we will be successful in defending challenges made against our patents and other intellectual property rights. Any third-party challenge to any of our patents could result in the unenforceability or invalidity of some or all of the claims of such patents and could be time consuming and expensive.

The extent to which the patent rights of life sciences companies effectively protect their products and technologies is often highly uncertain and involves complex legal and factual questions for which

Risk factors

important legal principles remain unresolved. No consistent policy regarding the proper scope of allowable claims of patents held by such companies has emerged to date in the United States. Various courts, including the U.S. Supreme Court, have rendered decisions that impact the scope of patentability of certain inventions or discoveries relating to diagnostics tests or genomic diagnostics. These decisions generally stand for the proposition that inventions that recite laws of nature are not themselves patentable unless they have sufficient additional features that provide practical assurance that the processes are genuine inventive applications of those laws rather than patent drafting efforts designed to monopolize a law of nature itself. What constitutes a “sufficient” additional feature for this purpose is uncertain. While we do not generally rely on gene sequence patents, this evolving case law in the United States may adversely impact our ability to obtain new patents and may facilitate third-party challenges to our existing owned and exclusively licensed patents.

We cannot predict the breadth of claims that may be allowed or enforced in patents we own or in those to which we have exclusive license rights. For example:

➢	the inventor(s) named in one or more of our patents or patent applications might not have been the first to have made the relevant invention;

➢	the inventor (or his assignee) might not have been the first to file a patent application for the claimed invention;

➢	others may independently develop similar or alternative products and technologies or may successfully replicate our product and technologies;

➢

it is possible that the patents we own or in which have exclusive license rights may not provide us with any competitive advantages or may be challenged by third parties and found to be invalid or unenforceable;

➢	any patents we obtain or exclusively license may expire before, or within a limited time period after, the products and services relating to such patents are commercialized;

➢	we may not develop or acquire additional proprietary products and technologies that are patentable; and

➢	others may acquire patents that could be asserted against us in a manner that could have an adverse effect on our business.

Changes in either the patent laws or in interpretations of patent laws in the United States or other countries may diminish the value of our intellectual property rights. In particular, in September 2011, the U.S. Congress passed the Leahy-Smith America Invents Act, or the AIA, which became effective in March 2013. The AIA reforms U.S. patent law in part by changing the standard for patent approval for certain patents from a “first to invent” standard to a “first to file” standard and developing a post-grant review system. It is too early to determine what the effect or impact the AIA will have on the operation of our business and the protection and enforcement of our intellectual property. However, the AIA and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business and financial condition. Patent applications in the United States and many foreign jurisdictions are not published until at least eighteen months after filing and it is possible for a patent application filed in the United States to be maintained in secrecy until a patent issues on the application. In addition, publications in the scientific literature often lag behind actual discoveries. We therefore cannot be certain that others have not filed patent applications that cover inventions that are the subject of pending applications that we own or exclusively license or that we or our licensors, as applicable, were the first to invent the technology (pre-AIA) or first to file (post-AIA). Our competitors may have filed, and may in the future file, patent applications covering technology that is similar to or the same as our technology. Any such patent application may have priority over patent applications that we own or exclusively license and, if a patent issues on such patent application, we could be required to obtain a license to such patent in order to carry on our business. If another party has filed a U.S. patent application covering an invention this is similar to, or the same as, an invention that we own or license, we or our licensors may have to participate in an interference or other proceeding in the U.S. Patent and Trademark Office, or PTO, or a court to determine priority of invention in the United States, for pre-AIA applications and patents. For post-AIA applications and patents, we or our licensors may have to participate in a derivation proceeding to resolve disputes relating to inventorship. The costs of these proceedings could be substantial, and it is possible that such efforts would be unsuccessful, resulting in our inability to obtain or retain any U.S. patent rights with respect to such invention.

Some of our competitors may be better able to sustain the costs of complex patent disputes and litigation than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any disputes or litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations.

In addition to pursuing patents on our technology, we seek to protect our intellectual property and proprietary technology by entering into intellectual property assignment and non-disclosure agreements with our employees, consultants and third party collaborators. See “—We may be unable to adequately prevent disclosure of trade secrets and other proprietary information.”

Obtaining and maintaining our patent protection depends upon compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non compliance with these requirements.

The PTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent prosecution process and following the issuance of a patent. There are situations in which noncompliance with these requirements can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to enter the market earlier than would otherwise have been the case if our patent were in force.

Our intellectual property rights may not be sufficient to protect our competitive position and to prevent others from manufacturing, using or selling competing products.

The scope of our owned and exclusively licensed intellectual property rights may not be sufficient to prevent others from manufacturing, using or selling competing products. For example, our manufacturing process for MosaiQTM consumables depends in part on intellectual property that we expect to in-license on an exclusive basis, and such rights may be limited. Our competitors may have obtained or be able to develop or obtain a license to similar intellectual property. Competitors could purchase our product and attempt to replicate some or all of the competitive advantages we derive from our development efforts, willfully infringe our intellectual property rights, design around our protected technology or develop their own competitive technologies and thereby avoid infringing our intellectual property rights. If our intellectual property is not sufficient to effectively prevent our competitors from developing and selling similar products, our competitive position and our business could be adversely affected.

Risk factors

MosaiQTM depends on certain technologies that are licensed to us. We do not control these technologies and any loss of our rights to them could prevent us from manufacturing our products.

We rely on licenses to various proprietary technologies that are material to our business, including the development of MosaiQTM. We have entered into an exclusive license with The Technology Partnership plc, or TTP, to patented technologies to enable high volume manufacturing of MosaiQTM consumables. In addition, STRATEC Biomedical AG, or STRATEC, has agreed to grant us licenses to certain of its pre-existing technologies, and has granted us licenses to its technologies to be developed under our development agreement with it for the MosaiQ™ instrument. Our rights to use these technologies will be subject to the continuation of and our compliance with the terms of those licenses. If we were to lose access to these licenses, we would be unable to manufacture MosaiQTM consumables or commercialize MosaiQ™ instruments until we obtained access to a comparable technology.

We may not control the prosecution, maintenance or filing of the patents to which we now hold or in the future intend to acquire licenses. Enforcement of our licensed patents or defense of any claims asserting the invalidity of these patents may be subject to the control or cooperation of our licensors. We cannot be certain that our licensors will prosecute, maintain, enforce and defend the licensed patent rights in a manner consistent with the best interests of our business. We also cannot be certain that drafting or prosecution of the licensed patents and patent applications by the relevant licensors have been or will be conducted in compliance with applicable laws and regulations, will result in valid and enforceable patents or that any patents or patents that may issue in the future on any patent applications owned by or exclusively licensed to us will provide any competitive advantage.

Certain of our licenses contain, and any future licenses may contain, provisions that allow the licensor to terminate the license upon the occurrence of certain events, such as material breach by us or our insolvency. For example, the licenses granted under the development agreement with STRATEC would be null and void upon termination of the development agreement by STRATEC. The TTP license is for uses that include antigen typing, antibody detection and serological screening of donated blood for infectious diseases (collectively, the initial purpose), as well as all human blood sample diagnostic testing on batch processing instruments (collectively, the additional purposes), with the exception of companion diagnostics, epigenetics, and nucleic acid sequencing. If any of certain agreed upon license payments are not made by us when due, we will lose the license to the additional purposes, but not the initial purpose. TTP may terminate its license agreement with us if we assist another party in disputing the validity and/or scope of any of TTP’s patented intellectual property covered by the agreement. If the licensors of the technologies we rely on were to terminate our license agreements, the commercialization of MosaiQTM could be prevented or delayed, and we may be unable to find a suitable replacement technology at an acceptable cost or at all. Our rights under each of the licenses may be subject to our continued compliance with the terms of the license, including certain diligence, disclosure and confidentiality obligations and the payment of fees. If we breach any of our license agreements and fail to cure the breach within any applicable cure period, our licensors may take action against us, including termination of the applicable license. Determining the scope of our licenses and related obligations can be difficult and could lead to disputes between us and the licensors. An unfavorable resolution of such a dispute could lead to termination of the license to which a dispute relates. If a licensor terminates a license agreement because of a breach by us that we fail to timely cure, we might no longer have the right to produce or sell some or all of our products and we may be subject to other liabilities, which could have a material adverse effect on our business.

We may become involved in disputes relating to our intellectual property rights, and may need to resort to litigation in order to defend and enforce our intellectual property rights.

Extensive litigation regarding patents and other intellectual property rights has been common in the medical diagnostics industry. Litigation may be necessary to assert infringement claims, protect trade secrets or know-how and determine the enforceability, scope and validity of certain proprietary rights. Litigation may even be necessary to resolve disputes of inventorship or ownership of proprietary rights. The defense and prosecution of intellectual property lawsuits, PTO interference or derivation proceedings and related legal and administrative proceedings (e.g., a re-examination) in the United States and internationally involve complex legal and factual questions. As a result, such proceedings are costly and time consuming to pursue, and their outcome is uncertain.

Even if we prevail in such a proceeding in which we assert our intellectual property rights against third parties, the remedy we obtain may not be commercially meaningful or adequately compensate us for any damages we may have suffered. If we do not prevail in such a proceeding, our patents could potentially be declared to be invalid, unenforceable or narrowed in scope, or we could otherwise lose valuable intellectual property rights. Similar proceedings involving the intellectual property we exclusively license could also have an impact on our business. Further, if any of our other owned or exclusively licensed patents are declared invalid, unenforceable or narrowed in scope, our competitive position could be adversely affected.

We could face claims that our activities or the manufacture, use or sale of our products infringe the intellectual property rights of others, which could cause us to pay damages or licensing fees and limit our ability to sell some or all of our products and services.

Our research, development and commercialization activities may infringe or be claimed to infringe patents or other intellectual property rights owned by other parties of which we may be unaware because the relevant patent applications may have been filed but not yet published. Certain of our competitors and other companies have substantial patent portfolios, and may attempt to use patent litigation as a means to obtain a competitive advantage or to extract licensing revenue. In addition to patent infringement claims, we may also be subject to other claims relating to the violation of intellectual property rights, such as claims that we have misappropriated trade secrets or infringed third party trademarks. The risks of being involved in such litigation may also increase as we gain greater visibility as a public company and as we gain commercial acceptance of our products and move into new markets and applications for our products.

Regardless of merit or outcome, our involvement in any litigation, interference or other administrative proceedings could cause us to incur substantial expense and could significantly divert the efforts of our technical and management personnel. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our share price to decline. An adverse determination, or any actions we take or agreements we enter into in order to resolve or avoid disputes, may subject us to the loss of our proprietary position or to significant liabilities, or require us to seek licenses that may include substantial cost and ongoing royalties. Licenses may not be available from third parties, or may not be obtainable on satisfactory terms. An adverse determination or a failure to obtain necessary licenses may restrict or prevent us from manufacturing and selling our products and offering our services. These outcomes could materially harm our business, financial condition and results of operations.

We may not be able to adequately protect our intellectual property outside of the United States.

The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States, and many companies have encountered significant problems in protecting and defending such rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biotechnology, which could make it difficult for us to stop the infringement of our patents and for licensors, if they were to seek to do so, to stop infringement of patents that are licensed to us. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial

Risk factors

cost and divert our efforts and attention from other aspects of our business. Additionally, prosecuting and maintaining intellectual property (particularly patent) rights are very costly endeavors, and for these and other reasons we may not pursue or obtain patent protection in all major markets. We do not know whether legal and government fees will increase substantially and therefore are unable to predict whether cost may factor into our global intellectual property strategy.

In addition to the risks associated with patent rights, the laws in some foreign jurisdictions may not provide protection for our trade secrets and other intellectual property. If our trade secrets or other intellectual property are misappropriated in foreign jurisdictions, we may be without adequate remedies to address these issues. Additionally, we also rely on confidentiality and assignment of invention agreements to protect our intellectual property in foreign jurisdictions. These agreements may provide for contractual remedies in the event of misappropriation, but we do not know to what extent, if any, these agreements and any remedies for their breach, will be enforced by a foreign court. In the event our intellectual property is misappropriated or infringed upon and an adequate remedy is not available, our future prospects will likely diminish. The sale of products that infringe our intellectual property rights, particularly if such products are offered at a lower cost, could negatively impact our ability to achieve commercial success and may materially and adversely harm our business.

Our failure to secure trademark registrations could adversely affect our business and our ability to market our products and product candidates.

Our trademark applications in the United States and any other jurisdictions where we may file may not be allowed for registration, and our registered trademarks may not be maintained or enforced. During trademark registration proceedings, we may receive rejections. Although we are given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the PTO and in corresponding foreign agencies, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our applications and/or registrations, and our applications and/or registrations may not survive such proceedings. Failure to secure such trademark registrations in the United States and in foreign jurisdictions could adversely affect our business and our ability to market our products and product candidates.

We may be unable to adequately prevent disclosure of trade secrets and other proprietary information, or the misappropriation of the intellectual property we regard as our own.

We rely on trade secrets to protect our proprietary know how and technological advances, particularly where we do not believe patent protection is appropriate or obtainable. Nevertheless, trade secrets are difficult to protect. We rely in part on confidentiality agreements with our employees, consultants, third party collaborators and other advisors to protect our trade secrets and other proprietary information. These agreements generally require that the other party to the agreement keep confidential and not disclose to third parties all confidential information developed by us or made known to the other party by us during the course of the other party’s relationship with us. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Monitoring unauthorized disclosure is difficult, and we do not know whether the steps we have taken to prevent such disclosure are, or will be, adequate. If we were to seek to pursue a claim that a third party had illegally obtained and was using our trade secrets, it would be expensive and time consuming, and the outcome would be unpredictable. Further, courts outside the United States may be less willing to protect trade secrets. In addition, others may independently discover our trade secrets and proprietary information and therefore be free to use such trade secrets and proprietary information. Costly and time consuming litigation could be necessary to enforce and determine the scope of our proprietary rights. In addition, our trade secrets and proprietary information may be misappropriated as a result of breaches of our electronic or physical security systems in which case we may have no legal recourse. Failure to obtain, or maintain, trade secret protection could enable competitors to use our proprietary information to develop products that compete with our products or cause additional, material adverse effects upon our competitive business position.

We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

As is common our industry, we employ individuals who were previously employed at other companies in our industry or in related industries, including our competitors or potential competitors. We may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

RISKS RELATED TO OUR ORDINARY SHARES AND THIS OFFERING

We are eligible to be treated as an emerging growth company and we cannot be certain that the reduced disclosure requirements applicable to emerging growth companies will not make our ordinary shares less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including (1) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, (2) reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and (3) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, as an emerging growth company, we are not required to provide five years of selected financial data in this prospectus. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our ordinary shares held by non-affiliates exceeds $700 million as of September 30 in any fiscal year before that time or if we have total annual gross revenue of $1.0 billion or more during any fiscal year before that time, in which cases we would no longer be an emerging growth company as of the following March 31 or, if we issue more than $1.0 billion in non-convertible debt during any three-year period before that time, we would cease to be an emerging growth company immediately. We cannot predict if investors will find our ordinary shares less attractive because we may rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

There is no established trading market for our ordinary shares.

This offering constitutes our initial public offering of our ordinary shares, and no public market for our ordinary shares currently exists. We have applied to list our ordinary shares on The NASDAQ Global Market, or NASDAQ. There can be no assurance that an active trading market for our ordinary shares

Risk factors

will develop or be sustained after this offering is completed. The initial offering price will be determined by negotiations among the lead underwriters and us. Among the factors that may be considered in determining the initial offering price will be our future prospects and the prospects of our industry in general, our revenue, net income and certain other financial and operating information in recent periods, and the financial ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. Nevertheless, there can be no assurance that following this offering our ordinary shares will trade at a price equal to or greater than the offering price.

Our share price is likely to be volatile, and purchasers of our ordinary shares could incur substantial losses.

Like other early-stage medical diagnostic companies, the market price of our ordinary shares is likely to be volatile. The factors below may also have a material adverse effect on the market price of our ordinary shares:

➢	fluctuations in our results of operations;

➢	our ability to enter new markets;

➢	negative publicity;

➢	changes in securities or industry analyst recommendations regarding our company, the sectors in which we operate, the securities market generally and conditions in the financial markets;

➢	regulatory developments affecting MosaiQTM or our industry, including announcement of new adverse regulatory decisions in respect of MosaiQTM;

➢	announcements of studies and reports relating to our products, including MosaiQTM, or those of our competitors;

➢	changes in economic performance or market valuations of our competitors;

➢	actual or anticipated fluctuations in our annual and quarterly financial results;

➢	conditions in the industries in which we operate;

➢	announcements by us or our competitors of new products, acquisitions, strategic relations, joint ventures or capital commitments;

➢	additions to or departures of our key executives and employees;

➢	fluctuations of exchange rates;

➢	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares; and

➢	sales or perceived sales of additional shares of our ordinary shares.

In addition, the securities of life sciences companies have recently experienced significant volatility. The volatility of the securities of life sciences companies often does not relate to the operating performance of those companies. As we operate in a single industry, we are especially vulnerable to these factors to the extent that they affect our industry or our products, or to a lesser extent our markets. In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation.

If securities or industry analysts do not publish research or reports about our business or publish negative reports about our business, our share price and trading volume could decline.

The trading market for our ordinary shares will depend on the research and reports that securities or industry analysts publish about us or our business. Currently, we do not have any analyst coverage and we may not obtain analyst coverage in the future. In the event we obtain analyst coverage, we will not have any control over such analysts. If one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

Substantial future sales of our ordinary shares in the public market, or the perception that these sales could occur, could cause the price of our ordinary shares to decline, irrespective of the underlying performance of our business.

Additional sales of our ordinary shares in the public market after this initial public offering, or the perception that these sales could occur, could cause the market price of our ordinary shares to decline. Upon completion of this offering, we will have                  ordinary shares outstanding, assuming no exercise of the underwriters’ overallotment option. All ordinary shares sold in this offering will be freely transferable without restriction or additional registration under the Securities Act. A limited number of ordinary shares may be available for sale shortly after this offering since they are not subject to existing contractual and legal restrictions on resale. The remaining ordinary shares outstanding after this offering will be available for sale upon the expiration of a lock-up period, which we expect will expire 180 days after the date of this prospectus, subject to volume and other restrictions as applicable under Rule 144 under the Securities Act, or Rule 144. Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of the lead underwriters for this offering. To the extent any of these shares are sold into the market, particularly in substantial quantities, the market price of our ordinary shares could decline. See “Shares eligible for future sale.”

We have never paid cash dividends and do not intend to pay cash dividends on our ordinary shares in the foreseeable future.

We have never paid dividends on ordinary shares and do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future. In addition, pursuant to the term loan agreement with MidCap Financial, we are precluded from paying any cash dividends without MidCap Financial’s consent. Under Jersey, Channel Islands law, any payment of dividends would be subject to relevant legislation and our Amended Articles of Association provide that all dividends must be approved by our Board of Directors and, in some cases, our shareholders, and may only be paid from our distributable profits available for the purpose, determined on an unconsolidated basis.

Galen Partners LLP, Mrs. Deidre Cowan (the wife of our Chairman and Chief Executive Officer) and management own a significant percentage of our ordinary shares and will be able to exercise significant influence over matters subject to shareholder approval.

As set forth under the heading “Principal shareholders,” as of December 31, 2013, certain entities affiliated with Galen Partners LLP, Mrs. Deidre Cowan (the wife of our Chairman and Chief Executive Officer), and our executive officers and directors, together with their respective affiliates, held substantially all of our outstanding ordinary shares and we expect that, upon completion of this offering, the same group will continue to hold at least             % of our outstanding ordinary shares. Accordingly, even after this offering, these shareholders will be able to exert a significant degree of influence over our management and affairs and over matters requiring shareholder approval, including the election of our

Risk factors

Board of Directors and approval of significant corporate transactions. This concentration of ownership could have the effect of entrenching our management and/or our Board of Directors, delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could have a material and adverse effect on the fair market value of our ordinary shares.

Management will have broad discretion as to the use of the proceeds from this offering, and we may not use the proceeds effectively.

Our management will have broad discretion as to the application of the net proceeds of this offering and could use them for purposes other than those currently contemplated. Our shareholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not increase our profitability or our market value. See “Use of proceeds” for a description of our management’s intended use of the proceeds from this offering.

You will incur immediate and substantial dilution as a result of this offering.

If you purchase ordinary shares in this offering, assuming a public offering price of $        , the midpoint of the range of prices set forth on the cover of this prospectus, you will incur immediate and substantial dilution of $             per share, representing the difference between the assumed initial public offering price of $             per share and our pro forma net tangible book value per share after giving effect to this offering. Moreover, we have previously issued warrants to acquire preference shares, which will be converted into warrants to purchase ordinary shares upon completion of this offering, and options to acquire ordinary shares at prices significantly below the assumed initial public offering price. Based on outstanding warrants and options as of December 31, 2013, following the completion of this offering, there will be 200,000 ordinary shares subject to outstanding warrants and 2,252,374 ordinary shares subject to outstanding options. To the extent that these outstanding warrants or options are ultimately exercised, you will incur further dilution.

We will incur increased costs as a result of being a public company whose ordinary shares are publicly traded in the United States and our management expects to devote substantial time to public company compliance programs.

As a public company, we will incur significant legal, insurance, accounting and other expenses that we did not incur as a private company. In addition, our administrative staff will be required to perform additional tasks. For example, in anticipation of becoming a public company, we will need to adopt additional internal controls and disclosure controls and procedures, retain a transfer agent, adopt an insider trading policy and bear all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under the securities laws. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment will result in increased general and administrative expenses and may divert management’s time and attention. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed. In connection with this offering, we are increasing our directors’ and officers’ insurance coverage, which will increase our insurance costs. In the future, it will be more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our Board of Directors, particularly to serve on our audit committee and remuneration committee, and qualified executive officers.

In addition, in order to comply with the requirements of being a public company, we may need to undertake various actions, including implementing new internal controls and procedures and hiring new accounting or internal audit staff. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file with the Securities and Exchange Commission, or the SEC, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. Any failure to develop or maintain effective controls could adversely affect the results of periodic management evaluations. In the event that we are not able to demonstrate compliance with the Sarbanes-Oxley Act, that our internal control over financial reporting is perceived as inadequate, or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and the price of our ordinary shares could decline. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on NASDAQ.

We are not currently required to comply with the SEC’s rules that implement Section 404 of the Sarbanes-Oxley Act, and are therefore not yet required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with certain of these rules, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report. This assessment will need to include the disclosure of any material weaknesses in our internal control over financial reporting identified by our management or our independent registered public accounting firm. We are just beginning the costly and challenging process of implementing the system and processing documentation needed to comply with such requirements. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion.

Our independent registered public accounting firm will not be required to attest formally to the effectiveness of our internal control over financial reporting until the later of our second annual report or the first annual report required to be filed with the SEC following the date we are no longer an emerging growth company. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal controls in the future.

We cannot guarantee that we will be able to satisfy the continued listing standards of NASDAQ going forward.

We expect our ordinary shares to be initially listed on NASDAQ. However, we cannot ensure that we will be able to satisfy the continued listing standards of NASDAQ going forward. If we cannot satisfy the continued listing standards going forward, The NASDAQ Stock Market may commence delisting procedures against us, which could result in our ordinary shares being removed from listing on NASDAQ. If our ordinary shares were to be delisted, the liquidity of our ordinary shares could be adversely affected and the market price of our ordinary shares could decrease. Delisting could also adversely affect our shareholders’ ability to trade or obtain quotations on our shares because of lower trading volumes and transaction delays. These factors could contribute to lower prices and larger spreads in the bid and ask price for our ordinary shares. You may also not be able to resell your shares at or above the price you paid for such shares or at all.

Risk factors

The dilutive effect of our warrants could have an adverse effect on the future market price of our ordinary shares or otherwise adversely affect the interests of our ordinary shareholders.

Based on outstanding warrants as of December 31, 2013, there will be an outstanding warrant to purchase 200,000 of our ordinary shares at an exercise price of $3.00 per share upon completion of this offering. This warrant is likely to be exercised if the market price of our ordinary shares equals or exceeds the warrant exercise price. To the extent such warrant is exercised, additional ordinary shares will be issued, which would dilute the ownership of existing shareholders. Further, if this warrant is exercised at any time in the future at a price lower than the book value per share of our ordinary shares, existing shareholders could suffer dilution of their investment.

RISKS RELATED TO BEING A JERSEY, CHANNEL ISLANDS COMPANY LISTING ORDINARY SHARES

Our ordinary shares are issued under the laws of Jersey, Channel Islands, which may not provide the level of legal certainty and transparency afforded by incorporation in a United States state.

We are organized under the laws of the Jersey, Channel Islands, a British crown dependency that is an island located off the coast of Normandy, France. Jersey is not a member of the European Union. Jersey, Channel Islands legislation regarding companies is largely based on English corporate law principles. A further summary of applicable Jersey, Channel Islands company law is contained in this prospectus. However, there can be no assurance that Jersey, Channel Islands law will not change in the future or that it will serve to protect investors in a similar fashion afforded under corporate law principles in the United States, which could adversely affect the rights of investors.

Beneficial holders of our ordinary shares through the Depository Trust Company will not be legal shareholders of our company and therefore will have no direct rights as shareholders and must act through their participating broker to exercise those rights. As a result of this restriction, we are unable to comply with NASDAQ’s Direct Registration Program.

Under the laws of Jersey, Channel Islands, only holders of ordinary shares in the U.K.’s CREST electronic system or holders of shares in certificated form may be recorded in our share register as legal shareholders.

Cede & Co., as nominee for the Depository Trust Company, or DTC, will hold the ordinary shares in this offering on behalf of, and as nominee for, investors who purchase ordinary shares. We and DTC have no contractual relationship. Investors who purchase the ordinary shares (although recorded as owners within the DTC system) are legally considered holders of beneficial interests in those shares only and will have no direct rights against us. Investors who purchase ordinary shares in this offering must look solely to their participating brokerage in the DTC system for payment of dividends, the exercise of voting rights attaching to the ordinary shares and for all other rights arising with respect to the ordinary shares.

Under our Amended Articles of Association, the minimum notice period required to convene a general meeting is 14 clear days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares from the DTC system to allow you to directly cast your vote with respect to any specific matter. In addition, a participating DTC brokerage firm may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We cannot assure you that you will receive voting materials in time to ensure that you can instruct your participating DTC brokerage, or its designee, to vote your shares. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ordinary shares are not voted as you requested. In addition, if you hold your shares indirectly through the DTC system, you will not be able to call a shareholder meeting.

As a result of Jersey, Channel Islands law restrictions described above, we are unable to comply with NASDAQ’s Direct Registration Program requirements. NASDAQ Listing Rule 5210(c) requires that all securities listed on NASDAQ (except securities which are book-entry only) must be eligible for a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act; provided, however, that a foreign issuer may follow its home country practice in lieu of this requirement

Risk factors

if prohibited from complying by a law or regulation in its home country. As noted above, we are unable to comply with this requirement, and will follow our home country requirements providing that only holders of ordinary shares in the CREST electronic system or holders of shares in certificated form will be recorded in our share register. We do not intend to list our shares in the United Kingdom and, accordingly, we only anticipate issuing our shares in certificated form.

A change in our tax residence could have a negative effect on our future profitability.

We are organized under the laws of Jersey, Channel Islands. Our directors seek to ensure that our affairs are conducted in such a manner that we are not resident in any other jurisdiction for tax purposes. It is possible that in the future, whether as a result of a change in law or the practice of any relevant tax authority or as a result of any change in the conduct of our affairs following a review by our directors or for any other reason, we could become, or be regarded as having become, a resident in another higher tax jurisdiction. Should we become a tax resident in another jurisdiction, we may be subject to unexpected tax charges in such jurisdiction. Similarly, if the tax residency of any of our subsidiaries were to change from their current jurisdiction for any of the reasons listed above, we may be subject to similar tax consequences.

We may be or become classified as a passive foreign investment company for U.S. federal income tax purposes, which could result in materially adverse U.S. federal income tax consequences to U.S. investors in our ordinary shares.

A non-U.S. corporation will be a passive foreign investment company, or PFIC, for any taxable year in which (1) at least 75% of its gross income is passive income or (2) at least 50% of the value (determined on a quarterly basis) of its assets is attributable to assets that produce or are held for the production of passive income. Our status as a PFIC depends on certain facts outside of our control and the application of U.S. federal income tax rules that are not entirely clear. Accordingly, there can be no assurance that we will not be classified as a PFIC for our current taxable year or any future taxable year. If we are treated as a PFIC for any taxable year during which you hold our ordinary shares, such treatment could result in materially adverse U.S. federal income tax consequences to you if you are a U.S. taxable investor. For example, if we are or become a PFIC, you may become subject to increased tax liabilities under U.S. federal income tax laws and regulations, and will become subject to additional reporting requirements. We cannot assure you that we will not be a PFIC for our taxable year ending March 31, 2014 or any future taxable year. U.S. investors considering an investment in our ordinary shares are urged to consult their tax advisors regarding our possible status as a PFIC. See “Taxation—U.S. federal income tax consequences—Passive foreign investment company.”

U.S. withholding tax could apply to a portion of certain payments on the ordinary shares.

The United States has enacted rules, commonly referred to as “FATCA,” that generally impose a new reporting and withholding regime with respect to certain U.S. source payments (including dividends and interest), gross proceeds from the disposition of property that can produce U.S. source interest and dividends and certain payments made by entities that are classified as financial institutions under FATCA. The governments of Jersey, Channel Islands and the United States have entered into an agreement with respect to the implementation of FATCA. Under this agreement, we do not expect to be subject to withholding under FATCA on any payments we receive. Similarly, as currently drafted, we do not expect that withholding under FATCA will apply to payments on the ordinary shares. However, significant aspects of whether or how FATCA will apply to non-U.S. issuers like us remain unclear, and no assurance can be given that withholding under FATCA will not become relevant with respect to payments on the ordinary shares in the future. Even if FATCA were to become relevant to payments on the shares, it would not be applicable earlier than January 1, 2017. Prospective investors should consult their own tax advisors regarding the potential impact of FATCA, including the agreement relating to FATCA between the governments of Jersey and the United States, to an investment in the ordinary shares.

U.S. shareholders may not be able to enforce civil liabilities against us.

A number of our directors and executive officers and a number of directors of certain of our subsidiaries are not residents of the United States, and a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons.

Judgments of U.S. courts may not be directly enforceable outside of the United States and the enforcement of judgments of U.S. courts outside of the United States may be subject to limitations. For further information on the enforcement of judgments of U.S. courts in Jersey, Channel Islands, see “Cautionary statement on the enforceability of civil liabilities”.

Investors may also have difficulties pursuing an original action brought in a court in a jurisdiction outside the United States for liabilities under the securities laws of the United States.

Cautionary note regarding forward-looking statements

This prospectus contains forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions, and include estimates and projections. Forward-looking statements can be identified by words such as “strategy,” “objective,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate,” “might,” “design” and other similar expressions, although not all forward-looking statements contain these identifying words. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our expectations of the future, about which we cannot be certain, and are subject to numerous known and unknown risks and uncertainties.

Forward-looking statements include statements about:

➢	the development, regulatory approval and commercialization of MosaiQTM, including :

➢	our and our partners’ ability to timely and cost-effectively complete the building of the manufacturing system for consumables;

➢	our and our partners’ ability to timely and cost-effectively complete the design and development of the initial high-throughput instrument;

➢	our and our partners’ ability to timely and cost-effectively complete the conversion of our recently leased facility located in Eysins, Switzerland to manufacture MosaiQTM consumables;

➢	our ability to timely and successfully complete required regulatory submissions, field trial studies, and marketing clearances;

➢	our planned initial and full commercial launches; and

➢	our expected arrangements with one or more commercial partners.

➢	the design of blood grouping and disease screening capabilities of MosaiQTM and the benefits of MosaiQTM for both customers and patients;

➢	future demand for and customer adoption of MosaiQTM, the factors that we believe will drive such demand and our ability to address such demand;

➢	our expected profit margins for MosaiQTM;

➢	the size of the market for MosaiQTM ;

➢	the effects of competition;

➢	the regulation of MosaiQTM by the FDA or other regulatory bodies, or any unanticipated regulatory changes or scrutiny by such regulators;

➢	future plans for our conventional reagent products;

➢	our ability to protect our intellectual property and operate our business without infringing upon the intellectual property rights of others;

➢	the status of our future relationships with customers, suppliers, and regulators relating to our conventional reagent products;

➢	future demand for our conventional reagent products and our ability to meet such demand;

➢	our ability to manage the risks associated with international operations;

➢	anticipated changes, trends and challenges in our business and the transfusion diagnostics market;

➢	the expected outcome or impact of pending or threatened litigation;

➢

our anticipated use of the net proceeds of this offering and our cost estimates regarding the conversion of our manufacturing facility in Eysins, Switzerland, the building of the manufacturing system for MosaiQTM consumables, the development of the initial MosaiQTM consumables and instrument and other MosaiQTM costs;

➢

our anticipated cash needs, and our estimates regarding our capital requirements and capital expenditures (including the expected cost of a new expanded manufacturing facility in Edinburgh, Scotland); and

➢	our plans for executive and director compensation for the future.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place significant reliance on our forward-looking statements. The inclusion of forward-looking information should not be regarded as a representation by us, the underwriters or any other person that the future plans, estimates or expectations that we contemplate will be achieved. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. Important factors that could cause actual results and events to differ materially from those indicated in the forward-looking statements include those identified under the heading “Risk factors.” These factors should not be construed as exhaustive, and should be read in conjunction with the other cautionary statements included in this prospectus.

Many important factors, in addition to the factors described in this prospectus, may adversely and materially affect our results as indicated in forward-looking statements. You should read this prospectus and the documents that we have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different and worse from what we expect.

The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We undertake no obligation to publicly update any forward-looking statements whether as a result of new information, future developments or otherwise.

Use of proceeds

We estimate that the net proceeds of the sale of              ordinary shares in this offering will be approximately $                 million at an assumed initial public offering price of $                 per share, the midpoint of the range of prices set forth on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate that the net proceeds will be approximately $                 million after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $                 per share would increase or decrease our expected net proceeds by $                , assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We also may increase or decrease the number of shares we are offering. An increase of 1,000,000 shares in the number of shares offered by us would increase the net proceeds to us from this offering by approximately $                 after deducting the underwriting discount and estimated offering expenses payable by us, assuming the assumed initial public offering price of $                 per share remains the same. Conversely, a decrease of 1,000,000 shares in the number of shares offered by us would decrease the net proceeds to us from this offering by approximately $                 after deducting the underwriting discount and estimated offering expenses payable by us, assuming the assumed initial public offering price of $                 per share remains the same.

With the net proceeds from this offering, we expect to invest approximately $                 on the conversion of our recently leased facility in Eysins, Switzerland to manufacture MosaiQ™ consumables, which includes the manufacturing system for the initial consumable, and approximately $                 on the development of the initial MosaiQ™ consumables and instrument. We intend to use the balance of the net proceeds of this offering for general corporate purposes. Based on our current cost estimates, we believe the net proceeds of this offering will be sufficient to complete the conversion of the Eysins facility and the development of the initial MosaiQ™ consumables and instrument. The remaining net proceeds, together with our existing capital resources, will be sufficient to fund our remaining expected development costs for MosaiQ™ through the completion of formal field trials.

Our expected use of the net proceeds from this offering is based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual use of proceeds will vary depending on numerous factors, in addition to the factors described under the heading “Risk factors” in this prospectus. As a result, management will retain broad discretion over the allocation of the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of the net proceeds.

Prior to final allocation of the net proceeds of this offering as described above, we plan to invest the net proceeds of this offering on an interim basis in high-quality, short-term, interest-bearing obligations, investment-grade instruments or certificates of deposit.

We may also use a portion of the net proceeds to opportunistically acquire, license and invest in complementary products, technologies or businesses. However, we currently have no agreements or commitments to complete any such transaction.

Dividend policy

We have never declared or paid cash dividends on our ordinary shares. We currently intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination as to the declaration and payment of dividends, if any, will be made at the complete discretion of our Board of Directors and will depend on then existing conditions, including our results of operations, financial conditions, contractual restrictions, capital requirements, business prospects and other factors our Board of Directors may deem relevant.

Capitalization

The following table sets forth our cash, cash equivalents and capitalization as of December 31, 2013:

➢	on an actual basis;

➢

on a pro forma basis to give effect to (1) the conversion of all outstanding preference shares, A ordinary shares and B ordinary shares as of December 31, 2013 into an aggregate of 29,114,088 ordinary shares upon closing of this offering, (2) the conversion of an outstanding warrant to purchase C preference shares as of December 31, 2013 into a warrant to purchase 200,000 ordinary shares upon closing of this offering and the resultant reclassification of our warrant liability to shareholders’ equity (deficit) and (3) the effectiveness of our Amended Articles of Association upon the closing of this offering; and

➢

on a pro forma as adjusted basis, reflecting the pro forma adjustments discussed above and to give effect to our issuance and sale of                  ordinary shares at an assumed initial public offering price of $                 per share, the midpoint of the range of prices set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma information below is illustrative only and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information together with our consolidated financial statements and related notes appearing elsewhere in this prospectus and the information set forth under the heading “Selected consolidated financial data” and “Management’s discussion and analysis of financial condition and results of operations.”

Capitalization

	As of December 31, 2013
	Actual	Pro forma	Pro Forma As Adjusted
	(in thousands, except share and per share data)
	(unaudited)
Cash and cash equivalents(1)	$13,756

Long-term debt	$14,579
A preference shares (nil par value), 12,719,954 shares issued and outstanding actual; no shares issued and outstanding pro forma and pro forma as adjusted	13,180
B preference shares (nil par value), 14,583,407 shares issued and outstanding actual; no shares issued and outstanding pro forma and pro forma as adjusted	14,991
C preference shares (nil par value), 929,167 shares issued and outstanding actual; no shares issued and outstanding pro forma and pro forma as adjusted	2,592
Shareholders’ deficit(1):
Ordinary shares (nil par value), 125,092 ordinary shares, 762,943 A ordinary shares and 118,617 B ordinary shares issued and outstanding actual; ordinary shares issued and outstanding pro forma and ordinary shares issued and outstanding pro forma as adjusted, and no A ordinary shares and B ordinary shares issued and outstanding on a pro forma or pro forma as adjusted basis	59
Distribution in excess of capital	(17,025)
Accumulated other comprehensive income	479
Accumulated deficit	(10,082)

Total shareholders’ equity (deficit)	(26,569)

Total capitalization	$18,773

(1)	A $1.00 increase or decrease in the assumed initial public offering price of $ per ordinary share (the midpoint of the range of prices set forth on the cover of this prospectus) would increase or decrease our actual cash and cash equivalents by $ , after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us. An increase of 1,000,000 shares in the number of shares offered by us would increase our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total shareholders’ equity and total capitalization by approximately $ , assuming the assumed initial public offering price of $ per share remains the same. Conversely, a decrease of 1,000,000 shares in the number of shares offered by us would decrease our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total shareholders’ equity and total capitalization by approximately $ , assuming the assumed initial public offering price of $ per share remains the same.

The table above does not include:

➢

200,000 C preference shares issuable upon exercise of an outstanding warrant as of December 31, 2013, at an exercise price of $3.00 per share, which will be converted into a warrant to purchase 200,000 ordinary shares, at an exercise price of $3.00 per share, upon closing of this offering;

➢	2,252,374 ordinary shares issuable upon the exercise of options outstanding as of December 31, 2013, at a weighted-average exercise price of $0.81 per ordinary share; and

➢	ordinary shares reserved for future grant or issuance under the 2014 Plan, which will become effective in connection with this offering.

Dilution

If you invest in our ordinary shares in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our ordinary shares in this offering and the pro forma as adjusted net tangible book value per share of our ordinary shares after this offering. Dilution occurs because the per share offering price of our ordinary shares in this offering is substantially in excess of the net tangible book value per share attributable to our existing owners.

As of December 31, 2013, we had a historical net tangible book value of $3.6 million, or $0.12 per ordinary share, taking into account (1) the conversion of our outstanding preference shares, A ordinary shares and B ordinary shares into ordinary shares upon closing of this offering and (2) the conversion of our outstanding warrant to purchase C preference shares into a warrant to purchase ordinary shares upon closing of this offering and the resultant reclassification of our warrant liability to shareholders’ equity (deficit). Without giving effect to the conversion of our outstanding preference shares, A ordinary shares and B ordinary shares into ordinary shares and the conversion of our outstanding warrant to purchase C preference shares into a warrant to purchase ordinary shares, we had a historical net tangible book value of $3.2 million, or $25.57 per ordinary share, as of December 31, 2013. Historical net tangible book value per share is equal to our total tangible assets, less total liabilities, divided by the number of outstanding ordinary shares.

Investors participating in this offering will incur immediate and substantial dilution. After giving effect to (1) the conversion of all of our preference shares, A ordinary shares and B ordinary shares into ordinary shares upon closing of this offering, (2) the conversion of our outstanding warrant to purchase C preference shares into a warrant to purchase ordinary shares upon closing of this offering and (3) the sale of                  ordinary shares in this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, at an assumed initial public offering price of $                 per share, the midpoint of the range of prices set forth on the cover of this prospectus, our pro forma as adjusted net tangible book value as of December 31, 2013 would have been $                 million, or $                 per ordinary share. This represents an immediate increase in pro forma as adjusted net tangible book value of $                 per share to our existing shareholders and an immediate dilution of $                 per share to investors participating in this offering.

The following table illustrates this per share dilution:

Assumed initial public offering price per share			$
Historical net tangible book value per share as of December 31, 2013		$25.57
Decrease attributable to the conversion of outstanding preference shares, A ordinary shares and B ordinary shares		$(25.45)

Pro forma net tangible book value per share as of December 31, 2013		$0.12
Increase in net tangible book value per share attributable to new investors	$
Pro forma as adjusted net tangible book value per share after this offering			$

Dilution per share to new investors			$

If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value would be $                 per share representing an immediate dilution of $                 per share to new investors, based on the assumed initial public offering price of $                 per share, the midpoint of the range of prices set forth on the cover of this prospectus.

Dilution

Each $1.00 increase or decrease in the assumed initial public offering price of $                 per share would increase or decrease our pro forma as adjusted net tangible book value by $                , or $                 per share, and the dilution to investors purchasing shares in this offering by $                , or $                 per share, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of 1,000,000 shares in the number of shares offered by us at the assumed public offering price would increase or decrease our pro forma as adjusted net tangible book value after this offering by $                , or $                 per share, and the dilution per share to new investors in this offering by $                , or $                 per share assuming the assumed initial public offering price of $                 remains the same.

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2013, the differences between the number of ordinary shares purchased from us, the total consideration and the average price per share paid by existing shareholders (giving effect to the conversion of all of our preference shares, A ordinary shares and B ordinary shares into ordinary shares and the conversion of our outstanding warrant to purchase C preference shares into a warrant to purchase ordinary shares upon closing of this offering) and by investors participating in this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, at an assumed initial public offering price of $                 per share, the midpoint of the range of prices set forth on the cover of this prospectus.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors			%	$		%	$

Total		100%				%	$

The number of ordinary shares to be outstanding after this offering is based on ordinary shares outstanding as of December 31, 2013 and excludes the following:

➢

200,000 C preference shares issuable upon exercise of an outstanding warrant as of December 31, 2013, at an exercise price of $3.00 per share, which will be converted into a warrant to purchase 200,000 ordinary shares, at an exercise price of $3.00 per share, upon closing of this offering;

➢	2,252,374 ordinary shares issuable upon the exercise of options outstanding as of December 31, 2013, at a weighted-average exercise price of $0.81 per ordinary share;

➢	ordinary shares reserved for future grant or issuance under the 2014 Plan, which will become effective in connection with this offering.

To the extent that new options are issued under the 2014 Plan or we issue additional ordinary shares in the future, there will be further dilution to investors participating in this offering. See “Risk factors—You will incur immediate and substantial dilution as a result of this offering.”

Selected consolidated financial data

The following tables summarize our consolidated financial data. The consolidated statement of income for the years ended March 31, 2013, 2012 and 2011 and the consolidated balance sheet data as of March 31, 2012 and 2013 have been derived from our audited consolidated financial statements appearing elsewhere in this prospectus. The consolidated statement of income for the nine months ended December 31, 2013 and 2012 and the consolidated balance sheet data as of December 31, 2013 have been derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus.

We have prepared the unaudited consolidated interim financial information presented below on the same basis as our audited consolidated financial statements. The unaudited consolidated financial information includes all adjustments, consisting only of normal recurring adjustments that are necessary for a fair presentation of our financial position and results of operations for these periods. Our historical results are not necessarily indicative of the results that may be expected in the future and our results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year. You should read the summary of our financial data set forth below together with our financial statements and the related notes to those statements, as well as “Management’s discussion and analysis of financial condition and results of operations” appearing elsewhere in this prospectus. The summary financial data in this section are not intended to replace our financial statements and the accompanying notes.

Selected consolidated financial data

	Year ended March 31,			Nine months ended December 31,
	2013	2012	2011	2013	2012
	(in thousands, except share and per share data)
				(unaudited)
Consolidated statement of loss:
Revenue:
Product sales	$13,753	$11,550	$9,545	$12,332	$10,319
Other revenues	618	669	489	2,768	618

Total revenues	14,371	12,219	10,034	15,100	10,937

Cost of revenues	(7,169)	(6,749)	(5,628)	(6,271)	(5,384)

Gross profit	7,202	5,470	4,406	8,829	5,553
Operating expenses:
Sales and marketing	(2,252)	(1,674)	(1,456)	(2,057)	(1,630)
Research and development, net of government grants	(2,617)	(1,749)	(1,703)	(4,916)	(1,883)
General and administrative expenses:
Compensation expense in respect of share options and management equity incentives	(471)	—	—	(701)	(335)
Other general and administrative expenses	(6,353)	(6,011)	(5,346)	(5,442)	(4,584)

Total general and administrative expense	(6,824)	(6,011)	(5,346)	(6,143)	(4,919)

Total operating expenses	(11,693)	(9,434)	(8,505)	(13,116)	(8,432)

Operating loss	(4,491)	(3,964)	(4,099)	(4,287)	(2,879)
Other income (expense):
Interest expense	(234)	(340)	(312)	(582)	(192)
Other, net	11	(169)	(210)	(83)	29

Other income (expenses), net	(223)	(509)	(522)	(665)	(163)

Loss before income taxes	(4,714)	(4,473)	(4,621)	(4,952)	(3,042)
Provision for income taxes	—	—	—	—	—
Net loss	$(4,714)	$(4,473)	$(4,621)	$(4,952)	$(3,042)

Net loss available to ordinary shareholders	$(4,714)	$(4,473)	$(4,621)	$(4,952)	$(3,042)
Loss per ordinary share—basic and diluted	$(20.15)	$(24.97)	$(25.97)	$(10.99)	$(13.06)
Weighted-average shares outstanding—basic and diluted	233,956	179,116	177,924	450,555	232,883

	As of March 31,		As of December 31,
	2013	2012	2013
	(in thousands)
Consolidated balance sheet data:			(unaudited	)
Cash and cash equivalents	$4,219	$4,354	$13,756
Total assets	12,891	12,357	26,378
Long-term debt	3,000	3,000	14,579
Total liabilities	7,931	7,286	22,184
Total shareholders’ equity (deficit)	$(23,061)	$(18,687)	$(26,569)

Management’s discussion and analysis of financial condition and results of operations

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the financial statements and the related notes to those statements included later in this prospectus. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, beliefs and expectations that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk factors.”

OVERVIEW

We were incorporated in Jersey, Channel Islands on January 28, 2012. On February 16, 2012, we acquired the entire issued share capital of Alba Bioscience Limited (or Alba), Quotient Biodiagnostics, Inc. (or QBDI) and QBD (QSIP) Limited (or QSIP) from Quotient Biodiagnostics Group Limited (or QBDG), our predecessor.

The acquisition of Alba, QBDI and QSIP by us is treated for accounting purposes as a combination of entities under common control as these entities were all controlled by QBDG prior to their acquisition by us. We recognized the assets and liabilities of Alba, QBDI and QSIP at their carrying amounts in the financial statements of those companies. We are a continuation of QBDG and its subsidiaries and, accordingly, our consolidated financial statements include the assets, liabilities and results of operations of the subsidiaries transferred since their inception.

Our Business

We are an established, commercial-stage diagnostics company committed to reducing healthcare costs and improving patient care through the development and commercialization of innovative tests for blood grouping and serological disease screening, commonly referred to as transfusion diagnostics. Blood grouping involves specific procedures performed at donor or patient testing laboratories to characterize blood, which includes antigen typing and antibody identification.

Through our subsidiary Alba, we have over 30 years experience manufacturing and supplying conventional reagent products used for blood grouping within the $2.8 billion global transfusion diagnostics market. We are developing MosaiQTM, our proprietary technology platform, to better address the comprehensive needs of this large and established market. We believe MosaiQTM has the potential to be a transformative technology that will significantly reduce the cost of blood grouping in the donor and patient testing environments while improving patient outcomes.

We currently operate as one business segment with over 170 employees in the United States and the United Kingdom. Our principal markets are the United States, the United Kingdom and Japan. Based on the location of the customer, revenues outside the United States accounted for 48% of total revenue for the nine months ended December 31, 2013 and 58% and 60% during the fiscal years ended March 31, 2013 and 2012, respectively.

We have incurred net losses and negative cash flows from operations in each fiscal year since we commenced operations in 2007. As of December 31, 2013, we had an accumulated deficit of $10.1 million. We expect that our operating losses will continue at least for the next several years as we

Management’s discussion and analysis of financial condition and results of operations continue our investment in the development and commercialization of MosaiQ™. Our total revenue was $15.1 million for the nine months ended December 31, 2013, $14.4 million for the fiscal year ended March 31, 2013, and $12.2 million for the fiscal year ended March 31, 2012. Our net loss was $5.0 million for the nine months ended December 31, 2013, $4.7 million for the fiscal year ended March 31, 2013, and $4.5 million for the fiscal year ended March 31, 2012.

Revenue

We generate revenue from the sale of conventional reagent products directly to hospitals, donor collection agencies and independent testing laboratories in the United States, the United Kingdom and to distributors in Europe and the rest of the world, and indirectly through sales to our OEM customers. We recognize revenues in the form of product sales when the goods are shipped. Products sold by standing purchase orders as a percentage of revenue were 73% for the nine months ended December 31, 2013 and 71% and 58% during the fiscal years ended March 31, 2013 and 2012, respectively. We also provide product development services to our OEM customers. We recognize revenue from these contractual relationships in the form of product development fees, which are included in Other revenues. For a description of our revenue recognition policies, see “—Critical accounting policies and significant judgments and estimates—Revenue recognition and accounts receivable.”

Our revenue is denominated in multiple currencies. Sales in the United States and to certain of our OEM customers are denominated in U.S. Dollars. Sales in Europe and the rest of the world are denominated primarily in Pounds Sterling, Euros or Yen. Our expenses are generally denominated in the currencies in which our operations are located, which is primarily in the United Kingdom and United States. We operate globally and therefore changes in foreign currency exchange rates may become material to us in the future due to factors beyond our control. See “—Quantitative and qualitative disclosure about market risk—Foreign currency exchange risk.”

Cost of revenue and operating expenses

Cost of revenue consists of direct labor expenses, including employee benefits, overhead expenses, material costs and freight costs, along with the depreciation of manufacturing equipment and leasehold improvements. Our gross profit represents total revenue less the cost of revenue, and gross margin represents gross profit expressed as a percentage of total revenue. Our gross margin was 58% for the nine months ended December 31, 2013 and 50% and 45% the fiscal years ended March 31, 2013 and 2012, respectively. Excluding other revenues, which consist of product development fees, our gross margin on product sales was 49% for the nine months ended December 31, 2013 and 48% and 42% the fiscal years ended March 31, 2013 and 2012, respectively. We expect our overall cost of revenue to increase in absolute U.S. Dollars as we continue to increase our product sales volumes. However, we also believe that we can continue to achieve additional efficiencies in our manufacturing operations, primarily through increasing sales volumes, which should improve our gross margin on product sales.

Our sales and marketing expenses include costs associated with our sales organization, including our direct sales force, as well as our marketing and customer service personnel. These expenses consist principally of salaries, commissions, bonuses and employee benefits, as well as travel costs related to our sales activities. These expenses also include direct and indirect costs associated with our product marketing activities. We expense all sales and marketing costs as incurred. We expect sales and marketing expense to increase in absolute U.S. Dollars, primarily as a result of commissions on increased product sales in the United States, but decline as a percentage of product sales.

Our research and development expenses include costs associated with performing research, development, field trials and our regulatory activities. Research and development expenses include research personnel-

related expenses, fees for contractual and consulting services, travel costs, laboratory supplies and depreciation of laboratory equipment. We expense all research and development costs as incurred, net of government grants received. In 2008, we were awarded grant funding totaling £1.8 million by Scottish Enterprise, a public body of the Scottish Government, relating to the development of MosaiQTM. Our research and development efforts are focused on developing new products and technologies for the global transfusion diagnostics market. We segregate research and development expenses for the MosaiQTM project from expenses for other research and development projects. We do not maintain detailed records of these other costs by activity. Since the 2007 purchase of Alba to December 31, 2013, total expenditures on the MosaiQTM project have amounted to approximately $12.2 million. We expect overall research and development expense to increase in absolute U.S. Dollars as we focus on completing the development of MosaiQTM.

Our general and administrative expenses include costs for our executive, accounting and finance, legal, corporate development, information technology and human resources functions. We expense all general and administrative expenses as incurred. These expenses consist principally of salaries, bonuses and employee benefits for the personnel performing these functions, including travel costs. These expenses also include share-based compensation, professional service fees (such as audit, tax and legal fees), costs related to our Board of Directors, and general corporate overhead costs, which includes depreciation and amortization. We expect our general and administrative expenses to increase after this offering, primarily due to the costs of operating as a public company, such as additional legal, accounting and corporate governance expenses, including expenses related to compliance with the Sarbanes-Oxley Act, directors’ and officers’ insurance premiums and investor relations expenses.

Net interest expense consists primarily of interest charges on our loan balances and the amortization of debt issuance costs. We amortize debt issuance costs over the life of the loan and report them as interest expense in our statements of operations.

Net other income (expense) consists primarily of realized exchange fluctuations resulting from the settlement of transactions in currencies other than the functional currencies of our businesses. Monetary assets and liabilities that are denominated in foreign currencies are measured at the period-end closing rate with resulting unrealized exchange fluctuations. The functional currencies of our businesses are Pounds Sterling and U.S. Dollars depending on the entity.

Management’s discussion and analysis of financial condition and results of operations

RESULTS OF OPERATIONS

Comparison of nine months ended December 31, 2013 and 2012

The following table sets forth, for the periods indicated, the amounts of certain components of our statements of operations and the percentage of total revenue represented by these items, showing period-to-period changes.

	Nine months ended December 31,
	2013		2012		Change
	Amount	% of revenue	Amount	% of revenue	Amount	%
	(in thousands, except percentages)
Revenue:
Product sales	$12,332	82%	$10,319	94%	$2,013	20%
Other revenues	2,768	18%	618	6%	2,150	348%

Total revenue	15,100	100%	10,937	100%	4,163	38%
Cost of revenue	6,271	42%	5,384	49%	887	16%

Gross profit	8,829	58%	5,553	51%	3,276	59%
Operating expenses:
Sales and marketing	2,057	14%	1,630	15%	427	26%
Research and development	4,916	33%	1,883	17%	3,033	261%
General and administrative	6,143	41%	4,919	45%	1,224	25%

Total operating expenses	13,116	87%	8,432	77%	4,684	56%

Operating income (loss)	(4,287)	-28%	(2,879)	-26%	(1,408)	49%
Other income (expense):
Interest expense, net	(582)	-4%	(192)	-2%	(390)	203%
Other, net	(83)	-1%	29	0%	(112)	N/A

Total other income (expense), net	(665)	-5%	(163)	-2%	(502)	308%

Loss before income taxes	(4,952)	-33%	(3,042)	-28%	(1,910)	63%
Provision for income taxes	0	0%	0	0%	0	N/A

Net loss	$(4,952)	-33%	$(3,042)	-28%	$(1,910)	63%

Revenue

Total revenue increased by 38% to $15.1 million for the nine months ended December 31, 2013, compared with $10.9 million for the nine months ended December 31, 2012. This increase in revenue was driven by growth from product sales of $2.0 million, or 20%, and $2.2 million from other revenues, which include product development fees. Products sold by standing purchase order were 73% of product sales for the nine months ended December 31, 2013, compared with 72% for the nine months ended December 31, 2012.

The below table sets forth revenue by product group:

	Nine months ended December 31,
	2013		2012		Change
	Amount	% of revenue	Amount	% of revenue	Amount	%
	(in thousands, except percentages)
Revenue:
Product sales—OEM customers	$8,718	58%	$7,301	67%	$1,417	19%
Product sales—direct customers and distributors	3,614	24%	3,018	27%	596	20%
Other revenues	2,768	18%	618	6%	2,150	348%

Total revenue	$15,100	100%	$10,937	100%	$4,163	38%

OEM Sales.    Product sales to OEM customers increased 19% to $8.7 million for the nine months ended December 31, 2013, compared with $7.3 million for the nine months ended December 31, 2012. This growth was primarily driven by increased sales of our whole blood control products to existing OEM customers and initial shipments of our rare anti-sera products.

Direct Sales to Customers and Distributors.    Direct product sales increased 20% to $3.6 million for the nine months ended December 31, compared with $3.0 million for the nine months ended December 31, 2012. Direct sales in the United States increased by $0.8 million primarily driven by sales of our reagent red blood cell products launched in July 2012. Direct sales outside the United States declined by $0.2 million primarily as a result of our initiative to better utilize manufacturing capacity by offering fewer products in Europe, which we started in April 2012.

Other Revenues.    Other revenues increased by $2.2 million to $2.8 million for the nine months ended December 31, 2013, compared with $0.6 million for the nine months ended December 31, 2012. During the nine months ended December 31, 2013, we recognized $2.7 million of product development fees associated with the development of a range of rare antisera products for an OEM customer.

Cost of revenue and gross margin

Cost of revenue increased by 16% to $6.3 million for the nine months ended December 31, 2013, compared with $5.4 million for the nine months ended December 31, 2012, reflecting growth in product sales volumes. Gross margin, which represents gross profit expressed as a percentage of total revenue, increased to 58% for the nine months ended December 31, 2013, compared with 51% for the nine months ended December 31, 2012. The gross margin improvement was primarily attributable to the increase in other revenues, which included $2.8 million of product development fees. Excluding other revenues, gross margin on product sales increased to 49% for the nine months ended December 31, 2013 period compared with 48% for the nine months ended December 31, 2012. The improved gross margin on product sales reflects increased sales volumes, improved revenue mix, the effect of our continuous manufacturing process improvement program and our decision to offer fewer products in Europe.

Sales and marketing expenses

Sales and marketing expense increased by 26% to $2.1 million for the nine months ended December 31, 2013, compared with $1.6 million for the nine months ended December 31, 2012. This increase resulted primarily from commissions paid on greater direct product sales in the United States and increased marketing expenses associated with a major industry conference. As a percentage of total product sales, sales and marketing expenses were 17% for the nine months ended December 31, 2013, compared with 16% for the nine months ended December 31, 2012.

Research and development expenses

	Nine months ended December 31,
	2013		2012		Change
	Amount	% of revenue	Amount	% of revenue	Amount	%
	(in thousands, except percentages)
Research and development expenses:
MosaiQTM research and development	3,949	26%	1,953	18%	1,996	102%
Other research and development	1,260	8%	883	8%	377	43%
Grant income	(293)	-2%	(953)	-9%	660	-69%

Total research and development expenses	4,916	33%	1,883	17%	3,033	261%

Management’s discussion and analysis of financial condition and results of operations

Research and development expenses increased by $3.0 million to $4.9 million for the nine months ended December 31, 2013, compared with $1.9 million for the nine months ended December 31, 2012, reflecting increased expenditure for MosaiQTM and reduced government grant income. Government grant income decreased by $0.7 million to $0.3 million for the nine months ended December 31, 2013, compared with $1.0 million for the nine months ended December 31, 2012. As a percentage of total revenue, research and development expenses increased to 33% for the nine months ended December 31, 2013, compared with 17% for the same period in 2012.

General and administrative expenses

General and administrative expenses increased by 25% to $6.1 million for the nine months ended December 31, 2013, compared with $4.9 million for the nine months ended December 31, 2012, reflecting greater personnel-related costs, increased facility rental charges and increased corporate development costs. We recognized $0.7 million of stock compensation expense in the nine months ended December 31, 2013 compared with $0.3 million in the nine months ended December 31, 2012. As a percentage of total revenue, general and administrative expenses decreased to 41% for the nine months ended December 31, 2013, compared with 45% for the same period in 2012.

Other income (expense)

Net interest expense was $0.6 million for the nine months ended December 31, 2013, compared with $0.2 million for the nine months ended December 31, 2012. Interest expense primarily consisted of interest charges on $3.0 million of borrowings from Haemonetics, Inc., which bore interest at 7.5% per annum, and on $15.0 million of borrowings from MidCap Financial LLC, which bore interest at LIBOR plus 6.7% (with a LIBOR floor of 2.00%). Part of the proceeds of the MidCap financial borrowings were used to repay the Haemonetics borrowings in full on December 9, 2013. Net interest expense for the nine months ended December 31, 2013 also included an exceptional charge of $0.3 million related to unamortized fees associated with the Haemonetics borrowings. For a description of these borrowings, see “—Liquidity and capital resources—Haemonetics Loan Notes” and “—Liquidity and capital resources—MidCap Term Loan Facility”. Net other expense included foreign exchange losses arising on monetary assets and liabilities denominated in foreign currencies.

Comparison of Fiscal Years Ended March 31, 2013 and 2012

The following table sets forth, for the periods indicated, the amounts of certain components of our statements of operations and the percentage of total revenue represented by these items, showing period-to-period changes.

	Fiscal year ended March 31,
	2013		2012		Change
	Amount	% of revenue	Amount	% of revenue	Amount	%
	(in thousands, except percentages)
Revenue:
Product sales	$13,753	96%	$11,550	95%	$2,203	19%
Other revenues	618	4%	669	5%	(51)	-8%

Total revenue	14,371	100%	12,219	100%	2,152	18%
Cost of revenue	7,169	50%	6,749	55%	420	6%

Gross profit	7,202	50%	5,470	45%	1,732	32%
Operating expenses:
Sales and marketing	2,252	16%	1,674	14%	578	35%
Research and development	2,617	18%	1,749	14%	868	50%
General and administrative	6,824	47%	6,011	49%	813	14%

Total operating expenses	11,693	81%	9,434	77%	2,259	24%

Operating income (loss)	(4,491)	-31%	(3,964)	-32%	(527)	13%
Other income (expense):
Interest expense, net	(234)	-2%	(340)	-3%	106	-31%
Other, net	11	0%	(169)	-1%	180	-107%

Total other income (expense), net	(223)	-2%	(509)	-4%	286	-56%

Loss before income taxes	(4,714)	-33%	(4,473)	-37%	(241)	5%
Provision for income taxes	0	0%	0	0%	0	N/A

Net loss	$(4,714)	-33%	$(4,473)	-37%	$(241)	5%

Revenue

Total revenue increased by 18% to $14.4 million for the fiscal year ended March 31, 2013, compared with $12.2 million for the fiscal year ended March 31, 2012. This increase reflected growth in product sales of $2.2 million, which was partially offset by a $0.1 million decrease in other revenues. Products sold by standing purchase order were 71% of product sales for the fiscal year ended March 31, 2013, compared with 58% for the fiscal year ended March 31, 2012.

The below table sets forth revenue by product group:

	Fiscal year ended March 31,
	2013		2012		Change
	Amount	% of revenue	Amount	% of revenue	Amount	%
	(in thousands, except percentages)
Revenue:
Product sales—OEM customers	$9,557	67%	$7,754	63%	$1,803	23%
Product sales—direct customers and distributors	4,196	29%	3,796	31%	400	11%
Other revenues	618	4%	669	5%	(51)	-8%

Total revenue	$14,371	100%	$12,219	100%	$2,152	18%

Management’s discussion and analysis of financial condition and results of operations

OEM Sales.    Product sales to OEM customers increased by 23% to $9.6 million for the fiscal year ended March 31, 2013, compared with $7.8 million for the fiscal year ended March 31, 2012. This growth was primarily driven by increased sales of our whole blood control products to existing OEM customers.

Direct Sales to Customers and Distributors.    Direct product sales increased 11% to $4.2 million for the fiscal year ended March 31, 2013, compared with $3.8 million for the fiscal year ended March 31, 2012. Direct sales in the United States increased by $0.9 million, primarily driven by sales of our reagent red blood cell products launched in July of 2012. Direct sales outside the United States declined by $0.5 million primarily as a result of our initiative to better utilize manufacturing capacity by offering fewer products in Europe, which started in April 2012.

Other Revenues.    Other revenues declined by $0.1 million to $0.6 million for the fiscal year ended March 31, 2013, compared with $0.7 million for the fiscal year ended March 31, 2012. During our fiscal years ended March 31, 2013 and 2012, we recognized $0.5 million and $0.4 million, respectively, of product development fees from a third-party project. We also recognized $0.1 million and $0.3 million of development fees from OEM customers during the fiscal years ended March 31, 2013 and 2012, respectively.

Cost of revenue and gross margin

Cost of revenue increased by 6% to $7.2 million for fiscal year ended March 31, 2013, compared with $6.7 million for the fiscal year ended March 31, 2012, reflecting the growth in product sales volumes. Gross margin, which represents gross profit expressed as a percentage of total revenue, increased to 50% for the fiscal year ended March 31, 2013, compared with 45% for the fiscal year ended March 31, 2012. Excluding other revenues, the gross margin on product sales increased to 48% for the fiscal year ended March 31, 2013 compared with 42% for the fiscal year ended March 31, 2012, reflecting increased sales volumes, improved product mix, the effect of our continuous manufacturing process improvement program and our decision to offer fewer products in Europe. During the fiscal year ended March 31, 2012, our manufacturing operations experienced higher scrap costs, amounting to $0.2 million (or 2% of product sales).

Sales and marketing expenses

Sales and marketing expense increased by 35% to $2.3 million for the fiscal year ended March 31, 2013, compared with $1.7 million for the fiscal year ended March 31, 2012. This increase resulted primarily from higher personnel-related costs in our United States sales and marketing operations, including commissions on greater direct product sales in the United States. We also incurred additional marketing expenditures associated with the July 2012 introduction of our reagent red blood cell products in the United States. As a percentage of total product sales, sales and marketing expenses were 16% for the fiscal year ended March 31, 2013, compared with 14% for the fiscal year ended March 31, 2012.

Research and development expenses

	Fiscal year ended March 31,
	2013		2012		Change
	Amount	% of revenue	Amount	% of revenue	Amount	%
	(in thousands, except percentages)
Research and development expenses:
MosaiQTM research and development	2,582	18%	1,390	11%	1,192	86%
Other research and development	1,321	9%	672	5%	649	97%
Grant income	(1,286)	-9%	(313)	-2%	(973)	311%

Total research and development expenses	2,617	18%	1,749	14%	868	50%

Research and development expenses increased by $0.9 million to $2.6 million for the fiscal year ended March 31, 2013, compared with $1.7 million for the fiscal year ended March 31, 2012, reflecting increased product development expenditures of $0.7 million relating to our conventional reagent business. Increased expenditure on MosaiQTM of $1.2 million was offset by higher government grant income of $1.0 million. We recorded grant income of $1.3 million for the fiscal year ended March 31, 2013, compared with $0.3 million for the fiscal year ended March 31, 2012. As a percentage of total revenue, research and development expenses increased to 18% for the fiscal year ended March 31, 2013, compared with 14% for the fiscal year ended March 31, 2012.

General and administrative expenses

General and administrative expenses increased by 14% to $6.8 million for the fiscal year ended March 31, 2013, compared with $6.0 million for the fiscal year ended March 31, 2012, reflecting higher personnel-related costs as we expanded and strengthened our senior management team. We recognized $0.5 million of stock compensation expense in the fiscal year ended March 31, 2013, compared with none in the fiscal year ended March 31, 2012. As a percentage of total revenue, general and administrative expenses decreased to 47% for the fiscal year ended March 31, 2013, compared with 49% for the fiscal year ended March 31, 2012.

Other income (expense)

Net interest expense was $0.2 million for the fiscal year ended March 31, 2013, compared with $0.3 million for the fiscal year ended March 31, 2012. Interest expense primarily consists of interest charges on $3.0 million borrowings from Haemonetics, which bore interest at 7.5% per annum. The decrease in net interest expense was a result of higher average cash balances and reduced short-term borrowings in the twelve months ended March 31, 2013, compared with the twelve months ended March 31, 2012. Net other expense included foreign exchange gains arising on monetary assets and liabilities denominated in foreign currencies. Net other expense for the fiscal year ended March 31, 2012 also included a $127,000 charge related to the grant of warrants to shareholders in February 2012.

Management’s discussion and analysis of financial condition and results of operations

Comparison of fiscal years ended March 31, 2012 and 2011

The following table sets forth, for the periods indicated, the amounts of certain components of our statements of operations and the percentage of total revenue represented by these items, showing period-to-period changes.

	Fiscal year ended March 31,
	2012		2011		Change
	Amount	% of revenue	Amount	% of revenue	Amount	%
	(in thousands, except percentages)
Revenue:
Product sales	$11,550	95%	$9,545	95%	$2,005	21%
Other revenues	669	5%	489	5%	180	37%

Total revenue	12,219	100%	10,034	100%	2,185	22%
Cost of revenue	6,749	55%	5,628	56%	1,121	20%

Gross profit	5,470	45%	4,406	44%	1,064	24%
Operating expenses:
Sales and marketing	1,674	14%	1,456	15%	218	15%
Research and development	1,749	14%	1,703	17%	46	3%
General and administrative	6,011	49%	5,346	53%	665	12%

Total operating expenses	9,434	77%	8,505	85%	929	11%

Operating income (loss)	(3,964)	-32%	(4,099)	-41%	135	-3%
Other income (expense):
Interest expense, net	(340)	-3%	(312)	-3%	(28)	9%
Other, net	(169)	-1%	(210)	-2%	41	-20%

Total other income (expense), net	(509)	-4%	(522)	-5%	13	-2%

Loss before income taxes	(4,473)	-37%	(4,621)	-46%	148	-3%
Provision for income taxes	0	0%	0	0%	0	N/A

Net loss	$(4,473)	-37%	$(4,621)	-46%	$148	-3%

Revenue

Revenue increased by 22% to $12.2 million for the fiscal year ended March 31, 2012, compared with $10.0 million for the fiscal year ended March 31, 2011. This increase reflected growth from product sales of $2.0 million, or 21%, and a $0.2 million increase in other revenues. Products sold by standing purchase order were 58% of product sales for the fiscal year ended March 31, 2012, compared with 49% for the fiscal year ended March 31, 2011.

The below table sets forth revenue by product group:

	Fiscal year ended March 31,
	2012		2011		Change
	Amount	% of revenue	Amount	% of revenue	Amount	%
	(in thousands, except percentages)
Revenue:
Product sales—OEM customers	$7,754	63%	$6,280	63%	$1,474	23%
Product sales—direct customers and distributors	3,796	31%	3,265	33%	531	16%
Other revenues	669	5%	489	5%	180	37%
Total revenue	$12,219	100%	$10,034	100%	$2,185	22%

OEM Sales.    Product sales to OEM customers increased 23% to $7.8 million for the fiscal year ended March 31, 2012, compared with $6.3 million for the fiscal year ended March 31, 2011 This growth was primarily driven by increased sales of our whole blood control products to existing OEM customers.

Direct Sales to Customers and Distributors.    Direct product sales increased 16% to $3.8 million for the fiscal year ended March 31, 2012, compared with $3.3 million for the fiscal year ended March 31, 2011. Direct sales in the United States increased by $0.9 million, while direct sales outside the United States declined by $0.4 million as we discontinued certain lower margin product sales.

Other Revenues.    Other revenues increased by $0.2 million to $0.7 million for the fiscal year ended March 31, 2012, compared with $0.5 million for the fiscal year ended March 31, 2011. Other revenues during both periods related primarily to two development programs that generated product development fees.

Cost of revenue and gross margin

Cost of revenue increased by 20% to $6.7 million for the fiscal year ended March 31, 2012, compared with $5.6 million for the fiscal year ended March 31, 2011, reflecting growth in product sales volumes. Gross margin, which represents gross profit expressed as a percentage of total revenue, increased to 45% for the fiscal year ended March 31, 2012, compared with 44% for the fiscal year ended March 31, 2011. Excluding other revenues, the gross margin on product sales increased to 42% for the fiscal year ended March 31, 2012, compared with 41% for the fiscal year ended March 31, 2011, reflecting increased sales volumes and improved product sales mix offset by higher scrap costs, amounting to $0.2 million (or 2% of product sales).

Sales and marketing expenses

Sales and marketing expense increased by 15% to $1.7 million for the fiscal year ended March 31, 2012, compared with $1.5 million for the fiscal year ended March 31, 2011, reflecting primarily commissions on greater direct product sales in the United States. As a percentage of total product sales, sales and marketing expenses decreased to 14% for the fiscal year ended March 31, 2012, compared with 15% for the fiscal year ended March 31, 2011.

Research and development expenses

	Fiscal year ended March 31,
	2012		2011		Change
	Amount	% of revenue	Amount	% of revenue	Amount	%
	(in thousands, except percentages)
Research and development expenses:
MosaiQTM research and development	1,390	11%	1,385	14%	5	—%
Other research and development	672	5%	627	6%	45	7%
Grant income	(313)	-2%	(309)	-3%	(4)	1%

Total research and development expenses	1,749	14%	1,703	17%	46	3%

Research and development expenses remained relatively constant at $1.7 million for the fiscal year ended March 31, 2012, compared with the fiscal year ended March 31, 2011. We recorded grant income of $0.3 million for the fiscal year ended March 31, 2012, compared with $0.3 million for the fiscal year ended March 31, 2011. As a percentage of total revenue, research and development expenses decreased to 14% for the fiscal year ended March 31, 2012, compared with 17% for the fiscal year ended March 31, 2011.

General and administrative expenses

General and administrative expenses increased by 12% to $6.0 million for the fiscal year ended March 31, 2012, compared with $5.3 million for the fiscal year ended March 31, 2011, reflecting primarily greater personnel-related costs. As a percentage of total revenue, general and administrative expenses decreased to 49% for the fiscal year ended March 31, 2012, compared with 53% for the fiscal year ended March 31, 2011.

Management’s discussion and analysis of financial condition and results of operations

Other income (expense)

Net interest expense was $0.3 million for the fiscal year ended March 31, 2012, compared with $0.3 million for the fiscal year ended March 31, 2011. Interest expense primarily consisted of interest charges on $3.0 million borrowings from Haemonetics, which bore interest at 7.5% per annum. The increase in net interest expense was a result of lower average cash balances and increased short-term borrowings in the twelve months ended March 31, 2012 compared with the twelve months ended March 31, 2011. Net other expense includes foreign exchange gains and losses arising on monetary assets and liabilities denominated in foreign currencies. Foreign exchange losses in the twelve months ended March 31, 2012 were $42,000, compared with $210,000 for the fiscal year ended March 31, 2011. Net other expense for the fiscal year ended March 31, 2012 included a $127,000 expense related to the grant of warrants to shareholders in February 2012.

QUARTERLY RESULTS OF OPERATIONS

The following table sets forth selected unaudited consolidated quarterly statements of operations data for our seven most recent completed fiscal quarters. We have prepared the consolidated quarterly operations data on a basis consistent with the audited consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the quarterly consolidated operations data reflects all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this data. Historical results are not necessarily indicative of the results to be expected in future periods and the results for a quarterly period are not necessarily indicative of the operating results for a full year. This information should be read in conjunction with the consolidated financial statements included elsewhere in this prospectus.

	Quarter ended
	2012			2013
	Jun 30	Sept 30	Dec 31	Mar 31	Jun 30	Sept 30	Dec 31
	(Dollars in thousands, except percentages)
Revenue:
Product sales	$3,112	$3,776	$3,431	$3,435	$3,907	$4,515	$3,910
Other revenues	356	262	—	—	2,768	—	—

Total revenue	3,468	4,038	3,431	3,435	6,675	4,515	3,910
Cost of revenue	(1,623)	(1,969)	(1,792)	(1,786)	(2,055)	(2,275)	(1,941)

Gross profit	1,845	2,069	1,639	1,649	4,620	2,240	1,969
Operating expenses:
Sales and marketing	(476)	(529)	(625)	(621)	(620)	(610)	(826)
Research and development	(678)	(568)	(637)	(734)	(1,618)	(1,591)	(1,708)
General and administrative	(1,615)	(1,612)	(1,692)	(1,906)	(1,879)	(2,030)	(2,234)

Total operating expenses	(2,769)	(2,709)	(2,954)	(3,261)	(4,117)	(4,231)	(4,768)

Operating profit (loss)	(924)	(640)	(1,315)	(1,612)	503	(1,991)	(2,799)
Other income (expense):
Interest expense, net	(65)	(53)	(74)	(42)	(77)	(81)	(424)
Other, net	62	(55)	22	(18)	(31)	(7)	(45)

Other income (expense), net	(3)	(108)	(52)	(60)	(108)	(88)	(469)

Income (loss) before income taxes	(927)	(748)	(1,367)	(1,672)	395	(2,079)	(3,268)
Provision for income taxes	—	—	—	—	—	—	—

Net income (loss)	$(927)	$(748)	$(1,367)	$(1,672)	$395	$(2,079)	$(3,268)

% of Product Sales from Standing Purchase Order	72%	70%	73%	71%	74%	72%	72%

Our quarterly product sales can fluctuate depending upon the shipment cycles for our red blood cell based products, which account for approximately two-thirds of our current product sales. For these products, we typically experience 13 sales cycles per year. This equates to three shipments of each product per quarter, except for one quarter per year when four shipments occur, which is usually in the first and second quarter of the fiscal year. The timing of shipment of bulk antisera products to our OEM customers may also move revenues from quarter to quarter. We also experience some seasonality in demand around holiday periods in both Europe and the United States. As a result of these factors, we expect to continue to see seasonality and quarter-to-quarter variations in our product sales.

The timing of product development fees included in other revenues is mostly dependent upon the achievement of pre-negotiated project and milestones.

LIQUIDITY AND CAPITAL RESOURCES

Since our commencement of operations in 2007, we have incurred net losses and negative cash flows from operations. During the nine months ended December 31, 2013, we had a net loss of $5.0 million and used $4.6 million of cash for operating activities. We incurred a net loss of $4.7 million and used $3.6 million of cash for operating activities during the fiscal year ended March 31, 2013. During the fiscal year ended March 31, 2012, we incurred a net loss of $4.5 million and used $3.1 million of cash for operating activities. As described under results of operations, this use of cash was primarily attributable to our investment in the development of MosaiQTM. As of December 31, 2013, we had an accumulated deficit of $10.5 million.

Our principal source of funding has been investment in new share capital by our shareholders, which in the fiscal years ended March 31, 2013 and March 31, 2012 amounted to $4.3 million and $12.2 million, respectively. From March 31, 2013 to December 31, 2013, we issued new share capital amounting to $2.9 million and also incurred net new borrowings of $11.4 million. From our incorporation in 2012 to December 31, 2013, we have raised $18.3 million of gross proceeds through the private placement of our ordinary and preference shares. As of December 31, 2013, we had cash and cash equivalents of $13.8 million.

Haemonetics Loan Notes

In 2010, we borrowed $3.0 million from Haemonetics, Inc., a healthcare company providing blood management solutions, by issuing loan notes in the same amount. Our borrowings from Haemonetics bore interest at a rate of 7.5% per annum calculated and payable quarterly in arrears, and were redeemable in March of 2017. On December 9, 2013, we repaid our Haemonetics borrowings in full with the proceeds of our MidCap Financial term loan agreement described below.

MidCap Term Loan Facility

On December 6, 2013, we entered into a secured term loan facility with MidCap Financial LLC under which MidCap Financial advanced $15.0 million to our U.S. subsidiary. The term loan bears interest at LIBOR + 6.7% (with a LIBOR floor of 2.00%). Interest is payable monthly in arrears and principal is repayable commencing on July 1, 2015 in 30 monthly installments. The loan is secured by all of our assets, including the equity of all our subsidiaries. Under the terms of the agreement, we granted MidCap Financial a warrant to purchase 200,000 C preference shares at an exercise price of $3.00 per share. We used $3.0 million of the proceeds of this facility to repay the Haemonetics borrowings and the balance is available for general working capital purposes, including ongoing investment in MosaiQTM.

Management’s discussion and analysis of financial condition and results of operations

Additionally, the terms of the term loan agreement contain various affirmative and negative covenants. In particular, we are not permitted to allow our consolidated net product revenue over a 12-month period to be lower than a range of minimum thresholds specified in the agreement, which increase each month. The testing dates are on the 15th of each month from January 2014 to February 2017, and the testing periods are the twelve full months ending one full calendar month preceding each testing date. In the event of our breach of the agreement, we may not be allowed to draw amounts under the agreement, and to the extent we have any amounts outstanding at the time of any breach, we may be required to repay such amounts earlier than anticipated. In addition, in the event of a default, the lender could foreclose on the collateral securing the loan.

CASH FLOWS FOR THE NINE MONTHS ENDED DECEMBER 31, 2013 AND 2012

Operating activities

Net cash used in operating activities was $4.6 million during the nine months ended December 31, 2013, which included net losses of $5.0 million and non-cash items of $1.1 million. Non-cash items were depreciation and amortization expense of $376,000 and a share-based compensation expense of $701,000. We also experienced a net cash outflow of $0.7 million from changes in operating assets and liabilities during the period, consisting primarily of an increase in inventory of $0.9 million. The increase in inventory was primarily related to the growth of our product sales revenue.

Net cash used in operating activities was $2.1 million during the nine months ended December 31, 2012, which included net losses of $3.0 million and non-cash items of $0.9 million. Non-cash items were depreciation and amortization expense of $568,000 and share-based compensation expense of $335,000. We also had a net cash outflow of $49,000 from changes in operating assets and liabilities during the period.

Investing activities

Net cash used in investing activities was $0.3 million and $0.8 million for the nine months ended December 31, 2013 and 2012, respectively. These amounts related primarily to purchases of property and equipment and capitalized expenditures related to obtaining regulatory licenses for our conventional reagent products.

Financing activities

Net cash provided by financing activities was $14.2 million during the nine months ended December 31, 2013, consisting primarily of share issuance proceeds of $2.9 million and net borrowings of $11.4 million, which was offset by $149,000 of capital lease payments. Net cash provided by financing activities during the nine months ended December 31, 2012 was $299,000 related to proceeds from capital leases.

CASH FLOWS FOR THE FISCAL YEARS ENDED MARCH 31, 2013 AND 2012

Operating activities

Net cash used in operating activities was $3.6 million during the fiscal year ended March 31, 2013, which included net losses of $4.7 million and non-cash items of $1.2 million. Non-cash items were depreciation and amortization expense of $691,000 and share-based compensation expense of $471,000. We also had a net cash outflow of $0.1 million from changes in operating assets and liabilities during the period, including an increase in inventory of $0.8 million offset by an increase in accrued compensation expenses of $0.7 million. The increase in inventory was due primarily to the growth of our product sales. The increase in accrued compensation expenses was primarily related to increases in accrued bonuses.

Net cash used in operating activities was $3.1 million during the fiscal year ended March 31, 2012, which included net losses of $4.5 million and non-cash items of $1.1 million. The non-cash items consisted of depreciation and amortization expense of $989,000 and a preference share warrant charge of $127,000. We also had a net cash inflow of $0.3 million from changes in operating assets and liabilities during the period, including an increase in inventory of $0.4 million offset by an increase in accounts payable of $1.1 million. The increase in inventory and accounts payable were primarily due to the growth of our product sales.

Investing activities

Net cash used in investing activities was $1.1 million for the fiscal year ended March 31, 2013, consisting of purchases of property and equipment of $0.9 million and purchases of intangible assets of $0.2 million.

Net cash used in investing activities was $0.4 million for the fiscal year ended March 31, 2012, consisting of purchases of property and equipment of $0.3 million and purchases of intangible assets of $0.1 million.

Financing activities

Net cash provided by financing activities was $4.7 million during the fiscal year ended March 31, 2013, consisting of $4.3 million from the issuance of preference shares and $0.4 million of net capital lease financing.

Net cash provided by financing activities was $6.7 million during the fiscal year ended March 31, 2012, consisting primarily of $12.2 million from the issuance of preference shares, offset by payments to QBDG amounting to $1.8 million for outstanding intercompany balances, the repurchase of A preference shares for $1.6 million, and a $1.8 million payment for intellectual property rights. We also repaid a $273,000 outstanding balance drawn on an invoice discounting facility

OPERATING AND CAPITAL EXPENDITURE REQUIREMENTS

We have not achieved profitability on an annual basis since we commenced operations in 2007 and we expect to incur net losses for at least the next several years. We expect that our operating expenses will increase as we continue to invest in MosaiQTM, grow our customer base, expand our marketing and distribution channels, hire additional employees and invest in other product development opportunities.

Additionally, as a public company, we will incur significant audit, legal and other expenses that we did not incur as a private company. We believe that our existing capital resources, including funds available under our term loan with MidCap Financial, together with the net proceeds from this offering, will be sufficient to fund our operations for the next several years.

Our future capital requirements will depend on many factors, including:

➢	our progress in developing and commercializing MosaiQTM and the cost required to complete development, obtain regulatory approvals and complete our manufacturing scale up;

➢	our ability to enter into arrangements with one or more commercial partners with respect to the commercialization of MosaiQ™ in the highly fragmented patient market;

Management’s discussion and analysis of financial condition and results of operations

➢	our ability to manufacture and sell our conventional reagent products, including the costs and timing of further expansion of our sales and marketing efforts;

➢	our ability to collect our accounts receivable;

➢	our ability to generate cash from operations;

➢	any acquisition of businesses or technologies that we may undertake; and

➢	our ability to penetrate our existing market and new markets.

CONTRACTUAL OBLIGATIONS

We have contractual obligations for non-cancelable facilities leases, our credit facilities, equipment leases and purchase commitments. The following table sets forth a summary of our contractual obligations as of March 31, 2013.

	Payment due by period
Contractual Obligations	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
Haemonetics loan notes(1)	$3,000	$—	$—	$3,000	$—
Operating and capital leases	2,403	998	1,094	309	2
Purchase obligations	3,052	2,460	592	—	—
Interest on Haemonetics loan notes	1,138	413	500	225	—

Total contractual obligations	$9,593	$3,871	$2,186	$3,534	$2

(1)	On December 9, 2013, we drew $15.0 million under the term loan agreement with MidCap Financial, and repaid our Haemonetics borrowings in full with the proceeds. Unless repaid sooner, the aggregate amount that will become due under the MidCap Financial term loan, inclusive of interest, is $18.3 million, with $1.3 million due in less than 1 year, $1.8 million due in 1-3 years and $15.2 million due in 3-5 years.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT JUDGMENTS AND ESTIMATES

We have prepared our consolidated financial statements in accordance with U.S. GAAP. Our preparation of these consolidated financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, expenses and related disclosures at the date of the consolidated financial statements, as well as revenue and expenses during the reporting periods. We evaluate our estimates and judgments on an ongoing basis. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could therefore differ materially from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 1 to our consolidated financial statements included in this prospectus, we believe the following accounting policies to be critical to the judgments and estimates used in the preparation of our financial statements.

Revenue recognition and accounts receivable

Revenue is recognized in accordance with Accounting Standards Codification, or ASC, Topic No. 605, “Revenue Recognition,” when the following four basic criteria have been met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services are rendered; (3) the fee is fixed or determinable; and (4) collectability is reasonably assured. For product sales, the application of this policy results in sales revenue being recorded at the point of delivery of product to the customer.

We also earn revenue from the provision of development services to a small number of OEM customers. These development service contracts are reviewed individually to ensure that our revenue recognition is in accordance with applicable accounting standards, including ASC Topic No. 605. In the last eighteen months, our product development revenues have been commensurate with achieving milestones specified in the respective development agreements relating to those products. These milestones may include the approval of new products by the European or U.S. regulatory authorities, which are not within our control. While there can be no assurance that we will earn product development revenues when milestones are achieved, the nature of the milestones have been such that they effectively represent full completion of a particular part of a development program. As a result, we typically fully recognize milestone-related revenues as the milestones are achieved in accordance with applicable accounting standards.

Under certain development contracts, we also manufacture and supply the customer with finished products once it has been approved for use by relevant regulatory agencies. These agreements reflect both arrangements for product development and the sales prices and other contractual terms for subsequent supply of the product to the customer. Under these development contracts, we view the development service revenue as distinct from subsequent product sales revenue, and we recognize each separately as described above.

Accounts receivable consist primarily of amounts due from OEM customers, hospitals, donor testing laboratories, and distributors. Accounts receivable are reported net of an allowance for uncollectible accounts, which we also refer to as doubtful accounts. The allowance for doubtful accounts represents a reserve for estimated losses resulting from our inability to collect amounts due from our customers. Direct sales, where we may make many low value sales to a large number of customers, represents a larger risk of doubtful accounts, as opposed to OEM customer sales consisting primarily of a small number of well established businesses with whom we have a long trading history. The collectability of our trade receivables balances is regularly evaluated based on a combination of factors such as the ageing profile of our receivables, past history with our customers, changes in customer payment patterns, customer credit-worthiness and any other relevant factors. Based on these assessments, we adjust the reserve for doubtful accounts recorded in our financial statements.

Inventories

We record inventories at the lower of cost (first-in, first-out basis) or market (net realizable value), net of reserves. We record adjustments to inventory based upon historic usage, expected future demand and shelf life of the products held in inventory. We also calculate our inventory value based on the standard cost of each product. This approach requires us to analyze variances arising in the production process to determine whether they reflect part of the normal cost of production, and should therefore be reflected as inventory value, or whether they are a period cost and should thus not be included in inventory.

Intangible assets

The intangible assets included in our financial statements include intangible assets identified as at the time of the acquisition of the business of Alba Bioscience on August 31, 2007. At the time of this acquisition, we identified intangible assets related to customer relationships, master cell lines and certain other items, which include domain names and product trademarks. The customer relationships have been amortized over a five-year period, which resulted in them becoming fully amortized at August 31, 2012. The other items are being amortized over a seven-year period from August 31, 2007.

Management’s discussion and analysis of financial condition and results of operations

The intangible assets related to master cell lines reflect the know-how and market recognition associated with the cell lines, which are used as the source material of certain of our products. These cell lines are maintained by us and have an indefinite life. We have nevertheless decided to amortize the intangible assets over a forty-year period to reflect the possibility of market changes or other events resulting in the lines becoming technically obsolete at some future date. In the event that any of the lines cease to be used, we would record additional amortization at that point.

We also include in intangible assets the costs of obtaining product licenses for our products. These include external costs such as regulatory agency fees associated with the approval and bringing to market of our products once the development is complete. We amortize these over an expected product life of eight years, although if any such product ceased to be produced, we would record additional amortization at that point.

Income taxes

We account for income taxes under the asset and liability method, which requires, among other things, that deferred income taxes be provided for temporary differences between the tax basis of our assets and liabilities and their financial statement reported amounts. In addition, deferred tax assets are recorded for the future benefit of utilizing NOLs and research and development credit carryforwards. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

We follow the accounting guidance for uncertainties in income taxes, which prescribes a recognition threshold and measurement process for recording uncertain tax positions taken, or expected to be taken, in a tax return in the financial statements. Additionally, the guidance also prescribes the derecognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. We accrue for the estimated amount of taxes for uncertain tax positions if it is more likely than not that we would be required to pay such additional taxes. An uncertain tax position will not be recognized if it has less than a 50% likelihood of being sustained. We did not have any accrued interest or penalties associated with any unrecognized tax positions, and there were no such interest or penalties recognized during the fiscal years ended March 31, 2012 or 2013.

Stock compensation expense

Stock compensation expense is measured at the grant date based on the fair value of the award and is recognized as an expense in the income statement over the vesting period of the award. The calculation of the stock compensation expense is sensitive to the fair value of the underlying ordinary shares. The fair value of the award at the grant date is calculated using the Black-Scholes model, which uses a number of assumptions to determine the fair value. Details of the assumptions used are set out in the notes to the financial statements included in this prospectus.

The preparation of the financial statements presented in this prospectus in accordance with U.S. GAAP has been performed only for the purposes of this offering. As part of this exercise, the directors have performed a retrospective review of the fair values of our ordinary shares as at the date of each equity award. This has resulted in fair values of the ordinary shares that were generally higher than the option exercise prices or share issue prices contained in the original awards. As a result, the stock compensation expense recorded in the financial statements is higher than it would have been had the initially contemplated fair value of the relevant award been used to calculate the stock compensation expense.

We have made the following equity incentive awards in the past year:

Equity award issuance	Date	Number of securities	Type of securities	Per share fair value		Estimated offering price per share
Issue of options	April 11, 2013	300,000	Ordinary shares		$0.95	$
Issue of options	June 28, 2013	755,045	Ordinary shares		$1.05	$
Issue of options	Nov 18, 2013	188,546	Ordinary shares		$3.00	$
Issue of options	Feb 13, 2014	37,500	Ordinary shares	$		$

In determining the fair values of the ordinary shares underlying our equity awards, our directors have not used external evaluators because they believe that our capital structure, operating losses, and the development time frame and risks associated with developing and commercializing MosaiQTM suggest that standard valuation techniques are not suitable. The directors believe that they are better placed to judge the progress of MosaiQTM than an external evaluator.

Since no ordinary shares had been issued until December 23, 2013, the directors value the ordinary shares underlying our equity awards based on preference share issuances and sales, less an appropriate discount. This discount reflects certain differences between our preference shares and our ordinary shares. For example, our preference shares benefit from substantial economic rights and preferences over our ordinary shares, including a liquidation preference. The preference shares also may be converted to ordinary shares at any time at the option of the preference shareholder and automatically convert upon the completion of our initial public offering. These rights make the preference shares more valuable than our ordinary shares. As the development of MosaiQTM has advanced, however, and the completion of an initial public offering becomes more likely, the discount applicable to the ordinary shares as compared with the value of the preference shares decreases.

The directors reduced the discount between the two classes of shares to zero at the end of June 2013 because, based on feasibility studies that showed high concordance, they believed that MosaiQTM would likely proceed and receive required funding through an initial public offering. As a result, the preference shares would likely convert to ordinary shares at some future date. The growth in share value between June and November 2013 reflects continuing progress with the development of the MosaiQTM technology over the summer and autumn of 2013. In addition, by November 2013, we had reached agreement in principal on the terms of the MidCap Financial loan and the $3.00 issue price of new preference share capital issued in December 2013.

As of February 28, 2014, we have 2,288,374 outstanding options of which 187,637 are vested and 2,100,737 are unvested. Based on the estimated offering price of $             per share, the intrinsic value of the vested options is $                 and the intrinsic value of the unvested options is $                .

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or for any other contractually narrow or limited purpose.

Management’s discussion and analysis of financial condition and results of operations

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are exposed to market risks in the ordinary course of our business. These market risks are principally limited to interest rate fluctuations and foreign currency exchange rate fluctuations.

Interest rate sensitivity

We are exposed to market risk related to changes in interest rates as it impacts our interest income and expense.

Cash and cash equivalents.    At December 31, 2013, we had cash and cash equivalents of $13.8 million. Our exposure to market risk includes interest income sensitivity, which is impacted by changes in the general level of U.S. and European interest rates. Our cash and cash equivalents are invested in interest-bearing savings and money market accounts. We do not enter into investments for trading or speculative purposes. Due to the conservative nature of our investment portfolio, which is predicated on capital preservation of investments with short term maturities, we do not believe an immediate one percentage point change in interest rates would have a material effect on the fair market value of our portfolio, and therefore we do not expect our operating results or cash flows to be significantly affected by changes in market interest rates.

Term loan facility.    In December 2013, we entered into a $15.0 million term loan with MidCap Financial LLC, with the full facility being drawn down at the outset. The term loan carries a variable interest rate of 6.7% above LIBOR, with a LIBOR floor of 2.00%. If there is a rise in LIBOR interest rates above 2.00%, our debt service obligation would increase even though the amount borrowed remained the same, which would affect our results of operations, financial condition and liquidity. Assuming no change in our debt obligations from the amount drawn down under the term loan, a hypothetical one percentage point change in underlying variable rates would not currently change our annual interest expense and cash flow from operations.

Foreign currency exchange risk

We are subject to market risks arising from changes in foreign currency exchange rates and interest rates. Our functional currency is U.S. Dollars, although our U.K. operations have a significant proportion of working capital represented by assets and liabilities that are denominated in Pounds Sterling and Euros. Accordingly, fluctuations in the U.S. Dollar versus Pounds Sterling and U.S. Dollar versus Euro exchange rate give rise to exchange gains and losses. These gains and losses arise from the conversion of Pounds Sterling and Euros to U.S. Dollars and the retranslation of cash, accounts receivable, intercompany indebtedness and third party debt balances. These are both asset and liability balances in the group balance sheet and we currently attempt to manage the net amounts held overseas in U.S. Dollars at any particular time to a net balance of less than $1 million. The net balance will fluctuate from time to time, but we estimate that a hypothetical instantaneous 5% devaluation of the U.S. Dollar against the Pound Sterling and the Euro would give rise to recognition of an exchange gain (which for financial reporting purposes would be netted against, and therefore reduce, other expenses) of less than $0.1 million, before income tax effects. On the same basis, we estimate that a hypothetical instantaneous 5% devaluation of the Pound Sterling and Euro against the U.S. Dollar would give rise to recognition of an exchange loss (which for financial reporting purposes would be included in other expenses) of less than $0.1 million before income tax effects.

A significant proportion of the revenues of our group are earned in U.S. Dollars but the costs of our manufacturing operations are payable mainly in Pounds Sterling. We therefore closely monitor the results of our U.K. operations to address this difference. During the fiscal year ended March 31, 2013, the net loss arising in Pounds Sterling from our U.K. operations amounted to $9.1 million. This loss was largely due to the conversion of U.S. Dollar revenues into Pounds Sterling. We have therefore entered into forward contracts to hedge against the effects of fluctuations in the U.S. Dollar versus the Pounds Sterling exchange rate. These contracts provide for the conversion of $300,000 per month to Pounds Sterling at a rate of $1.51 to £1.00 each month through June 2014. Based on this, a hypothetical instantaneous 5% strengthening of the Pound Sterling against the U.S. Dollar would reduce our net income by $0.4 million in the twelve month period ending December 31, 2014, after taking account of the shelter provided by our existing hedging arrangements through June 2014. Similarly, a hypothetical instantaneous 5% weakening of the Pound Sterling against the U.S. Dollar would increase group net income by $0.4 million over the same period. Our U.K. operations also have exposure to fluctuations in the Euro versus Pounds Sterling exchange rate, but to a lesser extent.

We do not use financial instruments for trading or other speculative purposes.

Our management does not believe that inflation in past years has had a significant impact on our results from operations. In the event inflation affects our costs in the future, we will offset the effect of inflation and maintain appropriate margins through increased selling prices.

RECENT ACCOUNTING PRONOUNCEMENTS

We have considered recent accounting pronouncements and determined that they are either not applicable to our business or that no material effect is expected on the consolidated financial statements as a result of future adoption.

JOBS ACT

Under the JOBS Act, emerging growth companies that become public can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards following the completion of this offering and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Business

OVERVIEW

We are an established, commercial-stage diagnostics company committed to reducing healthcare costs and improving patient care through the provision of innovative tests for blood grouping and serological disease screening, commonly referred to as transfusion diagnostics. Blood grouping involves specific procedures performed at donor or patient testing laboratories to characterize blood, which includes antigen typing and antibody identification.

Through our subsidiary Alba Biosciences Limited, or Alba, we have over 30 years experience developing, manufacturing and commercializing conventional reagent products used for blood grouping within the $2.8 billion global transfusion diagnostics market. We are developing MosaiQTM, our proprietary technology platform, to better address the comprehensive needs of this large and established market. We believe MosaiQTM has the potential to transform transfusion diagnostics, significantly reducing the cost of blood grouping in a donor or patient testing environment, while improving patient outcomes.

Transfusion medicine demands the highest standard of performance, quality and service. However, there has not been a major advancement in the automation of transfusion diagnostics over the past two decades. Consequently, complex and expensive manual testing procedures remain necessary in both donor and patient testing laboratories. We believe that, if approved for sale, MosaiQTM will be the first commercially available, fully automated testing platform capable of simultaneously identifying all clinically significant blood-group antigens and antibodies in either donor or patient blood, eliminating manual testing. MosaiQ™ is also designed to perform all currently mandated serological disease screening tests, such as HIV and Hepatitis, and enable the low cost detection of additional pathogens, thereby increasing the safety of the blood supply.

MosaiQTM leverages our transfusion diagnostics expertise and combines novel manufacturing techniques and well-characterized blood grouping and disease screening tests to create a multiplex testing consumable for use on a high-throughput instrument.

We have designed MosaiQTM to offer a breadth of diagnostic tests that is unmatched by any commercially available transfusion diagnostic instrument platform. Time to result for MosaiQTM will be significantly quicker than existing methods for extended antigen typing and antibody identification and is expected to be equivalent to the time to result for current instrument platforms performing basic antigen typing. We believe that customer adoption of MosaiQTM will lead to improved patient outcomes through better and easier matching of donor and patient blood, given cost-effective extended antigen typing. Improved patient outcomes using MosaiQTM include the potential for reduced incidence of alloimmunization, where the patient develops allo-antibodies to foreign antigens introduced to the body through transfused blood. MosaiQTM will also offer the opportunity for substantial cost savings and a range of operational efficiencies for donor and patient testing laboratories, including:

➢	full characterization of blood-group antigens and antibodies present in donor or patient blood, eliminating manual testing by skilled technicians;

➢	simplification of required consumables;

➢	consolidation of multiple instrument platforms in donor testing laboratories;

➢	significant reduction of sample volume requirements;

➢	reduction of consumable and reagent waste; and

➢	streamlined process for finding and matching donor units to patients.

Our internal feasibility studies have demonstrated a high degree of concordance, across a range of key blood group specificities, between results generated by the MosaiQTM methodology and results generated using predicate technologies for blood grouping. We used column agglutination technology (or CAT) and, where CAT was not feasible, manual testing techniques as the predicate technologies for our internal feasibility studies. Our antigen typing feasibility study demonstrated concordance of approximately 99% or greater for most tested specificities and our antibody identification feasibility study demonstrated overall concordance of 99.7%. We are continuing to optimize our blood grouping tests for MosaiQTM.

MosaiQTM will comprise two separate consumables, one for blood grouping and one for serological disease screening, and initially a high-throughput instrument. We expect to install the manufacturing system for the MosaiQ™ consumables and begin formal validation studies of the system by the end of 2014. Prototype units of the initial MosaiQTM instrument are also forecast to be available at this time. We plan to commence formal field trials for the consumables and the initial MosaiQTM instrument in the second half of 2015 and we expect to file the necessary regulatory submissions to obtain FDA and other required marketing clearances in the first half of 2016. We anticipate initial commercial sales of MosaiQTM consumables, for research use only, in the first half of 2016. If approved for sale, we anticipate full commercial launch for MosaiQTM in Europe during the second half of 2016 and in the United States during the first half of 2017.

Through Alba, which we acquired in 2007, we have a proven track record and significant expertise in product development, manufacturing and quality, uniquely tailored to the highly regulated transfusion diagnostics market. Since we acquired Alba, we have introduced a range of FDA-licensed products in the United States under the Quotient brand, which we sell directly to donor testing laboratories, hospitals, and independent testing laboratories. We have also increased our emphasis on the development, manufacture, and sale of conventional reagent products to original equipment manufacturers, or OEMs, such as Ortho, Bio-Rad and Grifols.

We currently derive revenue from a portfolio of products used for blood grouping, as well as whole blood controls used daily for quality assurance testing of third-party blood grouping instruments. We are developing additional conventional reagent products for our OEM customers and for sale in the United States under the Quotient brand.

We generated total revenue of $14.4 million during the fiscal year ended March 31, 2013 and total revenue of $15.1 million during the nine months ended December 31, 2013. We generated product sales revenue of $13.8 million during the fiscal year ended March 31, 2013 and $12.3 million during the nine months ended December 31, 2013. A significant portion of our product sales revenues, 71% and 73%, respectively, were derived from products sold by standing purchase order. We incurred a net loss of $4.7 million for the fiscal year ended March 31, 2013, and a net loss of $5.0 million for the nine months ended December 31, 2013.

OUR MARKET OPPORTUNITY

The global transfusion diagnostics market is large and established. Total annual product sales in this market amounted to $2.8 billion in 2011, of which $1.3 billion occurred within the United States. We believe global product sales, consisting primarily of reagents and instruments used for blood grouping was $1.2 billion, disease screening using serological methods was $0.7 billion and disease screening using molecular methods was $0.9 billion. We believe product sales in 2011 to the highly concentrated donor testing market accounted for approximately $1.9 billion, with patient testing accounting for the remaining $0.9 billion of sales. Performed primarily within hospitals, the patient testing market is more fragmented.

Business

According to the World Health Organization, 92 million blood donations were collected globally in 2011, with 48% being collected in 37 “high-income” countries primarily located in North America, Western Europe and Eastern Asia. In addition, over 20 million plasma donations are collected each year in the United States and Europe. While plasma is not subject to blood grouping, it is subject to disease screening. In the United States, 16 million blood donations were collected during 2011 based on data from the U.S. Department of Health and Human Services.

We estimate that over 90 million patients are blood grouped annually in the developed world, although only a small proportion of these patients actually receive a blood transfusion.

The global transfusion diagnostics market has generally been stable from year to year, with modest annual growth driven by positive demographic trends in the developed world. In the United States, blood usage (and thus donor blood collection and testing) has declined in recent years, driven by medical innovation and various hospital cost containment measures, including a greater focus on the more appropriate use of blood. Specifically, since reaching a peak level of 15.0 million transfused units in 2008, volumes declined to 13.8 million in 2011, and we estimate volumes of 12.6 million in 2013. We forecast a floor of 12.0 to 12.5 million transfused units to be reached by 2015, followed by a return to growth starting in 2016. We believe that positive demographics associated with an aging U.S. population and greater healthcare utilization by previously uninsured citizens will be positive drivers of domestic blood demand going forward.

The recent decline in the annual number of blood units transfused in the United States has had a significant financial impact on donor collection agencies through reduced revenues. As a result of the highly competitive market for blood, donor collection agencies in the United States have limited pricing power. Given high fixed cost operations, they have been forced to dramatically reduce costs. For example, several testing laboratories have been consolidated under Creative Testing Solutions, which tests 5.0 to 5.5 million donations annually, while the American Red Cross, which tests 5.5 to 6.0 million donations annually, recently announced the planned closure of one of its five national testing laboratories. These two organizations test approximately 70% of donated blood in the United States. By fully automating and modernizing blood grouping and disease screening processes, we believe MosaiQTM will offer donor testing laboratories an opportunity to realize significant cost savings through widespread workflow efficiencies.

Combined, the cost of procuring and characterizing blood for transfusion represents a significant cost to the global healthcare system. The costs and expenses related to donor blood grouping and disease screening are typically included in the price a hospital pays for a unit of blood. In the United States, the average price of a unit of red blood cells is approximately $225, while the average price of antigen negative blood is estimated at an additional $80 per antigen. The costs and expenses related to patient blood grouping at hospitals are not specifically reimbursed by a third party payor, but typically absorbed within the reimbursement structure of a broader medical procedure. According to the Centers for Medicare and Medicaid Services 2014 laboratory fee schedule, the reimbursement rate for outpatient services associated with basic antigen typing and an antibody screen is $36 per sample. For an antibody identification procedure, the reimbursement rate is an additional $92 per sample.

Blood Grouping

Prior to blood transfusion, or when there is likelihood that a blood transfusion might be required, extensive blood grouping procedures are undertaken on patient and donor blood using in vitro diagnostic products. These procedures ascertain the blood group of the patient and ensure the compatibility of donor blood. The testing regime is designed to prevent transfusion reactions, which can range from mild to fatal.

Red blood cells (the cellular portion) and plasma (the fluid portion) are the principal components of blood. On the exterior of red blood cells are antigens that determine an individual’s blood group (A, B, AB, O), or ABO group, and type (RhD positive or RhD negative), or Rh type. In addition, there are at least another 32 clinically significant blood-group antigens that may be present on patient and donor red blood cells. Plasma contains many different kinds of proteins, including: (i) naturally occurring blood-group antibodies; (ii) blood-group antibodies developed by the body in response to foreign red blood cell antigens introduced during transfusion (allo-antibodies); or (iii) blood-group antibodies developed following pregnancy. Blood-group antibodies mirror the antigen families that are present on red blood cells. In its normal state, blood does not contain antibodies that will react with its own red blood cell antigens (auto-antibodies).

Because of the potential for a reaction of blood-group antigens and antibodies, it is crucial that clinicians correctly identify the blood-group antigens or antibodies present in donor and patient blood before transfusion. If a donor’s red blood cells contain antigens that are recognized by and react with existing blood-group antibodies in the patient’s plasma, the transfused red blood cells could be destroyed in a potentially life-threatening reaction. The identification of blood-group antigens on donor and patient red blood cells is typically referred to as blood typing or basic antigen typing, with a more comprehensive characterization being referred to as extended antigen typing. The identification of blood group antibodies in plasma is typically referred to as antibody identification.

All patients potentially requiring a blood transfusion will generally be blood grouped, including pregnant women, cancer patients undergoing chemotherapy, patients undergoing surgery or patients suffering from chronic diseases that require regular blood transfusions, such as thalassemia or sickle cell disease.

Patient blood will typically be subject to a basic antigen typing and an antibody screen. Less than 1% of patients that have not received a blood transfusion will screen positive for an antibody. The incidence of blood-group antibodies, however, increases significantly to 3 to 8% in patients who have previously received a blood transfusion and women that have given birth to two or more children. When an antibody screen proves positive, a complex and time consuming procedure will be performed by skilled technicians to identify all clinically significant blood group antibodies in the patient’s plasma. This largely manual process may take two to six hours to complete, although more complex cases can take one or more days to complete. Antibody identification represents a significant cost to hospitals, particularly those that treat large numbers of patients suffering from thalassemia or sickle cell disease. Reagents used for antibody identification also have a short shelf life, typically being shipped on a 28-day cycle, making management of blood-grouping reagent inventories more complex and increasing waste.

The increasing incidence of allo-antibodies developing in patients who have received multiple transfusions, commonly referred to as alloimmunization, has prompted clinicians to request costly, extended antigen matching of donor blood for at-risk patient groups, such as those suffering from thalassemia or sickle cell disease. The incidence of antibodies present in these patient groups is estimated to be 20 to 30%. According to a study published in January 2014, the estimated total cost of extended antigen typing is $364, which is a base case that involves 14 antigens at an estimated cost of $26 per antigen.

Donor blood will typically be subject to a basic antigen typing and an antibody screen. Clinicians will request specific antigen-negative donor blood for patients with one or more blood-group antibodies. In this instance, multiple donor units will be selected from inventory by the donor-collection agency and subjected to an extended antigen typing procedure to select the most appropriate units for the patient. This procedure is completed to ensure that the corresponding antigen to the patient’s antibody is not present on the donor’s red blood cells.

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The number of donor units that need to be screened to identify specific antigen-negative units varies depending upon blood group. In the Caucasian population, for example, ten donor units on average would need to be screened to find two units of donor blood negative for the Duffy-A antigen. Similarly, to identify two units of donor blood negative for the little-e antigen, one hundred donations would need to be screened and, to identify two units of blood negative for the little-k antigen one thousand donations would need to be screened. Additionally, the numbers of units needed to be screened increases significantly if the patient has two or more antibodies.

The identification of antigen-negative units of blood is largely a manual and labor intensive process. Because of the additional testing procedures required and the large numbers of donor units that must be screened, antigen negative donor units are more expensive for hospitals to purchase. In the United States, these units may cost as much as four times the cost of donor blood that does not require extended antigen typing. Identifying donor units that are negative to multiple antigens is much more expensive and difficult to find.

Disease Screening

The safety of donor blood is ultimately the responsibility of donor collection agencies, with regulatory agencies in individual countries establishing safeguards and standards to ensure patient safety. In the developed world, donor blood is subject to mandatory screening for infectious diseases before it can be released to hospitals. Two different methods of testing have been adopted – a serological approach (testing for specific antigens or antibodies) and, for certain viruses, a molecular approach (testing for nucleic acid). The United States, many countries in Western Europe and Japan require both serological and molecular disease screening be performed on donor blood. In the United States, it is mandatory to screen donor blood using serological techniques for the following: Syphilis, Hepatitis B Surface Antigen, Hepatitis B Core Antibody, Hepatitis C Antibody, Human Immunodeficiency Viruses, or HIV, Type 1 and Type 2 Antibodies and Human T-Lymphotropic Antibodies. Most blood collection agencies will also screen for Cytomegalovirus, or CMV, using the same serological approach and the FDA recommends donor blood to be screened for Chagas disease. Molecular disease screening is required to be performed on donated blood to screen for Hepatitis B, Hepatitis C, HIV and West Nile virus. Other pathogens, such as Babesia Microti, Dengue and Malaria are transmissible by blood, but there is no test currently available, given cost or technology limitations.

Serological disease screening is already largely automated, with current testing typically performed on two separate instrument platforms offered by different vendors.

DONOR & PATIENT TESTING ENVIRONMENTS

Blood grouping and disease screening techniques have remained generally unchanged for many years, with a handful of instrument platforms available for basic antigen typing, antibody screening and some additional antigen typing. However, significant manual intervention is still required to complete more complex blood grouping procedures, such as extended antigen typing and antibody identification. In many cases, it is also not possible to obtain a sufficient blood sample volume from patients (for example, from anemia patients and babies) for blood grouping using existing instrument platforms.

Donor Testing

In the developed world, the testing of donated blood is primarily completed by donor collection agencies. In the United States, two agencies, the American Red Cross and Creative Testing Solutions, test approximately 70% of all blood donations collected. Throughout Western Europe, Japan, Australia and

Canada, national collection agencies, or a small number of regional collection agencies, typically collect and test all donated blood. Donor testing laboratories must adopt multiple instrument platforms, as well as undertake complex manual testing procedures for extended antigen typing or antibody identification, to complete the required testing for donated blood. Maintaining multiple instrument platforms requires complex quality control and assurance procedures, along with costly service and support infrastructures.

In the United States, a typical large donor testing laboratory might utilize several of each of the following instruments:

➢	Beckman Coulter PK7300—used to complete a basic antigen type and a serological disease screen for CMV and Syphilis;

➢	Immucor Neo or Galileo or Ortho Provue—used to complete an antibody screen;

➢	Abbott Prism or Ortho Summit/Vitros—used to complete the remaining mandated serological disease screen requirements; and

➢	Novartis Procleix Tigris System—used to complete the molecular disease screen.

Single instrument platforms for each testing procedure have typically been adopted within and across laboratory networks. However, neither of the two most widely used serological disease-screening platforms, Abbott’s Prism and Ortho’s Summit, are integrated with existing blood grouping instrument platforms that are utilized within the donor-testing environment. In addition, donor testing laboratories utilize costly manual testing techniques to identify antigen negative donor units and to carry out any antibody identification procedures required, since the processes for these types of testing are not currently automated.

Patient Testing

Patients are typically blood grouped in hospitals. Large-to-medium hospitals will generally adopt one of several semi-automated instrument platforms to perform basic blood grouping procedures. These instruments employ either column agglutination technology supplied by companies such as Ortho, Bio-Rad and Grifols, or solid-phase microplate technologies supplied by companies such as Immucor. These platforms offer only a limited number of blood grouping tests per testing run and are therefore cumbersome, especially if a more comprehensive characterization of the patient’s blood is required. Consequently, laboratories that have adopted a blood grouping instrument platform will continue to use manual or semi-manual techniques to undertake more complex procedures, such as antibody identification or extended antigen typing.

Because of the continued need for manual testing, many small to medium-sized hospitals choose not to adopt existing instrument platforms. Instead, they will use manual or semi-manual techniques for basic blood grouping. Complex procedures, such as antibody identification, may also be outsourced to independent testing laboratories by these hospitals.

We believe the continued requirement for manual testing and drawbacks of existing instrument platforms for blood grouping have limited the attraction of offering blood-grouping services to hospitals by large independent testing laboratories, such as LabCorp and Quest Diagnostics.

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LIMITATIONS OF CURRENT BLOOD GROUPING AND DISEASE SCREENING METHODS

A significant proportion of the overall cost of blood grouping is accounted for by the ongoing need for complex manual testing procedures. Additionally, with over 30 clinically significant blood-group antigens and antibodies to characterize, the required reagents for blood grouping (whether performed on instruments or manually) are both complex and extensive.

We believe both donor collection agencies and hospitals would prefer to fully characterize donor units through extended antigen typing prior to transfusion, although the time and expense required to undertake such procedures is generally prohibitive. As a consequence, extended antigen typing is only undertaken as needed (i.e., where the patient has a specific antibody) on a small percentage of donor units.

Existing blood grouping methods and instruments have a number of additional drawbacks, including:

➢	Extensive antigen typing is not widely undertaken pre-transfusion due to cost and complexity, resulting in more patients developing antibodies, which complicates future transfusions;

➢	Requirement for highly trained laboratory technicians;

➢	Extensive, complex and expensive reagent requirements, some with shelf lives under 30 days;

➢	Supply shortages of licensed antisera for some rare, but clinically significant blood-group antigens;

➢	Incremental supervision, technical training and quality assurance costs, given the lack of standardization resulting from complex manual testing procedures;

➢	Potential for testing or labeling errors given the large manual component;

➢	Lower red blood cell or plasma yields for donor collection agencies, given test volume requirements;

➢	Difficulty testing patients that can provide only low volumes of blood samples, including anemia patients and babies;

➢	Costly service and support infrastructure needed to maintain multiple instrument platforms in a donor testing environment; and

➢	Inability of existing instrument platforms to connect to laboratory automation (or track-based) systems.

Serological disease screening is already largely automated. However, it is typically undertaken using two separate instrument platforms, neither of which is integrated with commonly used blood grouping instruments. Automation platforms for serological disease screening have been on the market for many years but lack many of the attributes users benefit from in other diagnostic fields such as user-interface, remote diagnostics, ability to link to laboratory automation systems and software compatibility with laboratory information systems. Additionally, existing disease screening platforms lack the ability to easily add additional tests as the market and regulators dictate.

THE MOSAIQTM SOLUTION

We are developing MosaiQTM to address the comprehensive needs of the global transfusion diagnostics market. We believe MosaiQTM has the potential to transform transfusion diagnostics by substantially reducing costs and offering a range of operational efficiencies within donor and patient testing laboratories, while improving patient outcomes through a more complete characterization of donor and patient blood.

MosaiQTM will comprise two separate consumables, one for blood grouping and one for serological disease screening, and initially, a high-throughput instrument. In a donor testing environment, MosaiQTM is designed to conduct both blood grouping and disease screening tests simultaneously, while only blood grouping would be performed in a patient testing environment. The MosaiQTM blood grouping consumable will consist of two protein microarrays: one printed with red blood cells and the other printed with antibodies. Our novel approach incorporates existing, well-characterized tests for all clinically significant blood-group antigens and antibodies onto a single, multiplex consumable for the global market. Using the same approach, we plan to incorporate all currently mandated serological disease screening tests onto a second disease screening consumable. Both consumables are designed to be processed using the same MosaiQTM high-throughput instrument.

We intend to pursue a “razor/razor blade” business model for MosaiQTM, placing instruments and securing long-term agreements for the supply of blood grouping and/or disease screening consumables used by those instruments. We expect donor and patient laboratories to adopt MosaiQTM because it is designed to offer a complete characterization of all clinically relevant blood group antigens and antibodies, while also offering the opportunity for substantial cost savings and a range of operational efficiencies. We believe these customers would prefer to fully characterize the blood of all donors and patients to facilitate better blood matching. While MosaiQTM is designed to be a highly cost-effective solution, delivering substantial cost savings to our customers, we also expect to generate attractive profit margins.

We anticipate initial commercial sales of the MosaiQTM blood grouping consumable, for research use only, to commence in the first half of 2016. If approved for sale, we anticipate full commercial launch for MosaiQTM in Europe during the second half of 2016 and in the United States during the first half of 2017.

MosaiQTM Overview

We have designed MosaiQTM leveraging our transfusion diagnostics expertise. MosaiQTM combines novel manufacturing techniques and well-characterized blood grouping and disease screening tests to create a multiplex testing consumable for use on a high-throughput instrument. Through miniaturization, we are combining a full portfolio of existing serological tests on two distinct consumables for use on MosaiQTM – one for blood grouping and one for serological disease screening. Both consumables have been designed to run in parallel, utilizing the same donor sample and the same MosaiQTM instrument. Each consumable is designed to address the worldwide requirements for blood grouping or serological disease screening.

Specifically, we are developing MosaiQTM to simultaneously:

➢	Determine the full antigen profile of patient and donor red blood cells and identify all clinically significant antibodies in patient and donor plasma; and

➢	Serologically screen donor blood for specific viruses.

Blood Grouping Consumable

The MosaiQTM blood grouping consumable is designed to fully characterize donor and patient blood, identifying all clinically significant blood-group antigens and antibodies. We believe MosaiQTM, when launched, will be the only commercially available automation platform capable of offering this scope of testing.

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In the following table, we list the tests we plan to incorporate on the blood grouping consumable:

Antibody-ID		Antigen Typing
Group	Specificity	Group	Specificity
ABO	A and B	ABO	A (A1, A2, A3) and B
Rhesus	D, C, c, E, e, V and Cw	Rhesus	D, C, c, E, e, V and Cw
Kell	K, k, Kpa, Kpb, Jsa and Jsb	Partial D	Weak D (Type 1 or 2), D II and DNU, D III, D IV, DV, DCS, D VI, D VII, DOL, DFR, DMH, DAR, DHK & DAU-4, DBT and R0Har
Duffy	Fya and Fyb	H	H
Kidd	Jka and Jkb	Kell	K, k, Kpa, Kpb, Jsa and Jsb
Lewis	Lea and Leb	Duffy	Fya and Fyb
MNS	M, Mia, N, S, s, and Vw	Kidd	Jka and Jkb
P	P1	Lewis	Lea and Leb
Lu	Lua and Lub	MNS	M, Mia, N, S, s and Vw
Wr	Wra	P	P1
Diego	Dia and Dib	Lu	Lua and Lub
Xg	Xga	Wr	Wra
Other	U, Coa, Cob and VS	Diego	Dia and Dib
		Xg	Xga
		Other	U, Coa, Cob and VS

Disease Screening Consumable

The disease screening consumable is being designed to incorporate all tests required to meet current regulatory requirements in the markets in which we operate for serological disease screening of donor blood. We are including tests to screen serologically for Syphilis, Hepatitis B Surface Antigen, Hepatitis B Core Antibody, Hepatitis C Antibody, HIV Type 1 and Type 2 and Human T-Lymphotropic Antibodies Type I/II, along with a test for CMV. The disease screening consumable has been specifically designed with the capacity to include additional disease screening tests as may be mandated by regulatory requirements.

Instrumentation

The MosaiQTM instrument is designed to fully automate blood grouping and perform a simultaneous disease screen in a donor testing laboratory. Consistent with the typical workflow of donor or patient testing laboratories, centrifuged tubes of whole blood will be placed on the MosaiQTM instrument for processing. The instrument will then complete a full blood group characterization of each blood sample, combined with a parallel disease screen in a donor testing environment, with the results being reported through existing laboratory information management systems (or LIMS).

We are developing a high-throughput, floor standing MosaiQTM instrument for use by both donor collection agencies and medium to large-sized hospitals. This initial MosaiQTM instrument is being designed to process 900 to 1,000 consumables per eight-hour shift, giving a capacity to test 450 to 500 donor samples (utilizing a blood-grouping consumable and a disease screening consumable) or 900 to 1,000 patient samples (blood grouping only). We may also introduce a second smaller instrument solely for blood grouping, which would utilize the same blood grouping consumable and would also incorporate a “razor/razor blade” business model. This instrument will be designed to be a lower-cost, bench-top instrument with the capacity to test 100 to 200 consumables per eight-hour shift, suitable for use in small and medium-sized hospitals. It may also be suitable as a backup instrument in hospitals adopting the initial high-throughput instrument. Both instruments are expected to fully characterize donor or patient blood in less than 35 minutes and to have the capability to prioritize urgent patient sample testing, commonly referred to as STAT testing.

Development Process

MosaiQTM is at an advanced stage of development and we are commencing the process of industrial scale-up for final product validation and commercialization. We expect to install the initial manufacturing system for MosaiQTM consumables and initiate formal validation studies of the system by the end of 2014. We have conducted extensive feasibility work internally to demonstrate the performance of the MosaiQTM methodology compared with predicate blood grouping technologies. As a result, we believe the development pathways to adapt each of the tests for the blood grouping consumable are well defined. For the disease screening consumable, we are following the same development pathway for each of the tests to be included with the assistance of Future Diagnostics, or Future. We are optimizing individual tests to be included on both of the MosaiQTM consumables in parallel with the development of the MosaiQTM instrument and the building of the consumable manufacturing system.

We have commenced building the manufacturing system for MosaiQTM consumables with the assistance of TTP, a leading European technology development company. We have leased a facility near Geneva, Switzerland where we plan to locate the MosaiQTM consumable manufacturing operation. MosaiQTM consumables will be produced on a manufacturing system incorporating novel, patented printing technology that we have further developed with TTP. As planned, this print technology enables us to industrialize the consumable manufacturing process. We are not aware of any alternative technology suitable and commercially available for this purpose.

We have partnered with STRATEC, a leading global developer of diagnostics instruments, to design, develop and manufacture the initial high-throughput instrument for MosaiQTM. STRATEC has been operating for over 30 years and has significant experience designing, developing and manufacturing in vitro diagnostics instruments, including a number of existing instruments used today for blood grouping and disease screening. We have completed the initial design of the instrument and expect individual modules for key instrument functions to be delivered to us by STRATEC for design verification in the first quarter of 2014. Prototype units of the initial high-throughput instrument are expected to be delivered to us in the fourth quarter of 2014.

We are also collaborating with key potential donor and patient testing customers on the content of the MosaiQTM consumables and the design and function of the MosaiQTM instrument, including Creative Testing Solutions, along with several other major healthcare institutions.

We expect to begin field trials in the second half of 2015 and to file the necessary regulatory submissions to obtain FDA and other required marketing clearances in the first half of 2016.

MosaiQTM will be subject to CE-marking in Europe. In the United States, the FDA has indicated it will require MosaiQTM to obtain approval of a biologics license application, or BLA, for the blood grouping consumable and traditional 510(k) clearances for the instrument and the initial disease screening consumable, comprising two tests, CMV and Syphilis. The final disease screening consumable, consisting of additional tests, will be subject to BLA approval. The instrument is expected to be classified as a Class II medical device. We plan to hold additional meetings with regulators as we advance the manufacturing process for MosaiQTM consumables and the design of the MosaiQTM instrument. We expect to test individual donor or patient samples during a multi-site field trial program, against all specificities on

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either the blood grouping or disease screening consumable, which is a typical pathway for transfusion and multiplex diagnostic products. The majority of tests planned for inclusion on the MosaiQTM blood grouping consumable will be derived from raw materials used in existing conventional reagent products already licensed by the FDA or that are currently being developed for use in the United States.

Development of the disease screening consumable is less advanced than blood grouping, although we have only two tests to initially optimize for this consumable. The initial feasibility results for the first two tests, Syphilis and CMV, have been positive and we continue to optimize these tests for MosaiQTM with our development partner, Future. We believe the disease screening consumable may be subject to greater regulatory scrutiny, given heightened sensitivity to patient safety associated with the potential transmission of harmful viruses. As a consequence, the regulatory pathway of the blood grouping and disease screening consumables have been separated by us to mitigate the risk of regulatory delay for the blood grouping consumable. If approved for sale, we expect to introduce the disease screening consumable within twelve months after the launch of our blood grouping consumable.

MosaiQTM Advantages

We expect the use of MosaiQTM for blood grouping and disease screening will offer both major cost saving opportunities and clinical benefits, including:

➢	Improved clinical decision making and better matching of donor and patient blood, with the potential to reduce the incidence of alloimmunization;

➢	Extended antigen typing for all donor blood;

➢	Comprehensive antibody identification, eliminating the need for an antibody screen and expensive manual testing;

➢	Significantly reduced need for complex, manual testing procedures, delivering major workflow efficiencies;

➢	Standardization of blood grouping, reducing the potential for testing or labeling errors;

➢	Consolidation of multiple instrument platforms and complicated manual testing procedures onto a single automated instrument;

➢	Significantly simplified consumable requirements, with one consumable for blood grouping and one consumable for disease screening;

➢	Substantially improved time to result for complex blood grouping procedures, such as antibody identification and extended antigen typing;

➢	Significantly lower donor testing volume requirements, increasing plasma and red blood cell yields per donation;

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Lower patient sample volume requirements, potentially eliminating the need for manual testing where sufficient sample volume proves difficult to obtain (for example, from babies and patients suffering from anemia);

➢	Significantly increased shelf life for red blood cell-derived tests;

➢	Reduced consumable waste;

➢	Lower sample logistics costs;

➢	Potential to electronically match donor and patient blood; and

➢	Ability to integrate onto existing laboratory automation (track-based) systems.

MosaiQTM Methodology Validation

We have conducted extensive feasibility work internally to demonstrate the performance of the MosaiQTM methodology compared with predicate technologies for specific antigen typing and antibody identification tests to be included on the MosaiQTM blood-grouping consumable. This work focused on demonstrating specificity of the antigen typing tests for key blood group systems (ABO, Rh and Kell) and the specificity and sensitivity of the antibody identification assay. We designed these studies to evaluate the MosaiQTM methodology with a large data set and direct our future development efforts.

In our formal feasibility study for antigen typing, we tested 1,022 samples (except for Anti-Cw, where 830 samples were tested) for each of the nine antigens comprised in the key blood group systems.

In our formal feasibility study for antibody identification, we tested 1,000 random samples and 34 known positive samples. Known positive samples included 22 different specificities, as well as multiple samples of the same target antibody, to demonstrate specificity and sensitivity.

We compared the results using the MosaiQTM methodology to results using column agglutination technology, or CAT, or manual testing (where CAT reagents are unavailable) with the same samples. Our objective was to demonstrate greater than 95% correlation between the MosaiQTM methodology and predicate technologies, and to identify process steps for further development.

Tests using the MosaiQTM methodology were processed and analyzed manually. Overall concordance was calculated by adding true positive results and true negative results and dividing the result by the total number of tests. We expect correlation between results generated using the MosaiQTM methodology and results generated using predicate technologies to improve as: (i) blood grouping reagents to be included on the MosaiQTM consumable are further optimized; (ii) the manufacture of microarrays is further optimized; and (iii) as the liquid handling process and analysis process of MosaiQTM arrays become fully automated.

The results of our formal feasibility studies are summarized below:

Antigen Typing

System	Antigen Target	Number of Tests	Predicate		MosaiQTM(1)				Overall Concordance
			Positive	Negative	True Positive	False Positive	True Negative	False Negative
ABO	A	1,022	358	664	352	4	660	6	99.0%
	B	1,022	110	912	107	4	908	3	99.3%
Rh	D	1,022	793	229	788	3	226	5	99.2%
	C	1,022	645	377	639	2	375	6	99.2%
	c	1,022	855	167	844	4	163	11	98.5%
	E	1,022	266	756	264	0	756	2	99.8%
	e	1,022	996	26	672	5	21	324	67.8%
	Cw	830	15	815	13	2	813	2	99.5%
Kell	K	1,022	80	942	36	7	935	44	95.0%

(1)	Multiple antibodies can be used to target the same antigen. The above results reflect the antibody that demonstrated the highest sensitivity for the applicable antigen target.

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The results of our antigen typing feasibility study were generally positive, demonstrating concordance of approximately 99% or greater for most tested specificities. We investigated the results where our 95% concordance objective was not exceeded, and specifically note the following:

(1)	Anti-e. The best performing anti-e antibody used in the feasibility study for e-antigen detection was received just prior to study commencement. Unlike the other eight specificities, the formulation of this antibody was not optimized (in terms of purification and concentration) prior to its inclusion in the feasibility study, resulting in poorer performance. To address this issue, we have subsequently purified and optimized four different anti-e antibodies, each from a different cell line, with each demonstrating substantially improved results; and

(2)	Anti-K. Only a single batch of anti-K antibody, which was manufactured in 2002, was available to us for K-antigen detection at the time of study commencement. The high rate of false negatives observed with this reagent was determined to result from low antibody concentration and high levels of degradation within the formulation.

Antibody Identification

	Number of Tests	Predicate		MosaiQTM				Overall Concordance
		Positive	Negative	True Positive	False Positive	True Negative	False Negative
Antibody Identification	1,034	38	996	35	0	996	3	99.7%

Of the 1,000 random samples tested, four positive samples were identified using predicate technologies. Of these, three were detected and identified using the MosaiQTM methodology. Reactions typically have a grade range of 0.0 to +4.0. The one sample that resulted in a false negative was subsequently determined to be a very weak anti-K (+0.5 grade reaction). No false positives were recorded.

Of the 34 known positive samples, 20 individual specificities and 12 subgroups of the anti-D specificity were detected and identified using the MosaiQTM methodology. There were two false negative results for two rare specificities (anti-Dia and anti-Wra). Upon subsequent investigation, we determined that the false negative results were a direct result of the use of previously frozen reference cells. The freezing and storage process for red blood cells on the blood-grouping consumable remains to be optimized.

Our Conventional Reagent Business

Through Alba, we have over 30 years experience in the development, manufacturing and commercialization of conventional reagent products for blood grouping. Our conventional reagent products are used primarily to identify blood-group antigens and antibodies in donor and patient blood and to perform daily quality assurance testing for third-party blood grouping instrument platforms. We also undertake product development projects for our OEM customers, generating product development fees. Following development, we enter into long-term supply contracts with our OEM customers to manufacture and supply the products we have developed.

We currently develop, manufacture and commercialize the following key products:

➢	Antisera Products—These products contain antibodies used to identify blood-group antigens. The majority of our antisera products are monoclonal antibodies manufactured from master cell lines we own;

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Reagent Red Blood Cells—These products are comprised of human red blood cells formulated to enable the identification of blood-group antibodies. We source human red blood cells with the desired antigen profiles globally, primarily from donor collection organizations;

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Whole Blood Controls—We are an industry leader in the development and manufacture of whole blood control products, with a significant relationship with Ortho and other major OEM customers. These products contain both human red blood cells and antisera specifically formulated for use as daily quality assurance tests on third-party blood grouping instrument platforms; and

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Ancillary Products—These products and solutions are used to support blood grouping, but are not directly involved in blood group determination. They include Anti-Human Globulin, enhancement media, and kits for training and staff certification.

In the United States, we currently offer directly to our customers a portfolio of 35 conventional reagent products focused on blood grouping and we have over 35 additional products at various stages of development or FDA licensing. Conventional reagent products sold in the United States under the Quotient brand include antisera products, reagent red blood cells and other ancillary products. We currently serve over 725 hospitals, donor collection agencies and independent testing laboratory customers throughout the United States. Global direct sales, including sales to distributors, accounted for 31% of our product sales in the fiscal year ended March 31, 2013 and 29% during the nine months ended December 31, 2013.

We sell the majority of our conventional reagent products to our OEM customers for use with their blood grouping instruments as specific tests or controls. OEM customers accounted for 69% of product sales in the fiscal year ended March 31, 2013 and 71% during the nine months ended December 31, 2013. We have long-standing relationships with three leading global transfusion diagnostics companies: Ortho, Bio-Rad and Grifols.

Products sold to OEM customers range from bulk material incorporated into the customer’s own products to finished, vialled products sold under our customer’s label. We retain ownership of the intellectual property for these finished, vialled products and their associated regulatory licenses.

We have a significant relationship with Ortho, the world’s largest supplier of transfusion diagnostic products. We have developed several conventional reagent products launched by Ortho over the past five years. As a result, Ortho accounted for 55% and 57% of our product sales in the fiscal year ended March 31, 2013 and the nine months ended December 31, 2013, respectively. See “—Our customers.”

We are currently developing a range of rare antisera products for use on Ortho’s instrument platforms. In May 2013, the first 14 of these products received CE-Marking for sale in Europe and we expect to file a BLA to obtain FDA marketing approval for these products in the near future. We also sell a range of whole blood control products, red blood cell products and ancillary products to Ortho worldwide, many of which have been launched over the past five years.

OUR COMPETITIVE STRENGTHS

We believe our competitive strengths include the following:

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Large and established market with attractive industry fundamentals.    We operate within the $2.8 billion global transfusion diagnostics market, which is integral to healthcare systems around the world. In 2011, 92 million blood donations were collected globally, with 48% being collected in 37 “high-income” countries. We also estimate that over 90 million patients are blood grouped annually in the developed world. The safety of the global blood supply relies on the correct characterization of donor and patient blood, making blood grouping both critical and non-discretionary. Despite this

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importance, there has been little technological innovation for blood grouping over the past two decades. The characterization of both donor and patient blood continues to require complex manual testing procedures, which account for considerable operating costs within donor and patient testing laboratories. Given considerable cost containment pressure within donor collection agencies and hospitals, we believe a transformative new technology platform, such as MosaiQTM, is necessary for these customers to realize meaningful future operating efficiencies and cost savings. The donor testing market is highly concentrated. Combined, the American Red Cross and Creative Testing Solutions test approximately 11 million blood donations annually, accounting for approximately 70% of donated blood in the United States.

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Extensive expertise developing, manufacturing and commercializing products for the transfusion diagnostics market.    We have a proven track record and significant expertise in product development, manufacturing and quality assurance uniquely tailored to the highly regulated transfusion diagnostics market. Specifically, we have developed and manufacture over 20 different conventional reagent products sold by our OEM customers in the United States, Europe and Japan. We also have 35 Quotient-branded conventional reagent products that are licensed by the FDA for sale in the United States and we have 35 additional products at various stages of development and FDA licensing. Since 2010, we have sold directly to over 725 hospitals, donor collection agencies and independent testing laboratories throughout the United States. Our total revenues increased by 38% to $15.1 million for the nine months ended December 31, 2013 compared with $10.9 million for the nine months ended December 31, 2012.

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MosaiQTM—a transformative technology for the transfusion diagnostics market.    We have designed MosaiQTM to be fully automated and to offer a breadth of blood grouping and disease screening tests unmatched by other instrument platforms currently available. If approved for sale, MosaiQTM will be the first commercially available testing platform capable of simultaneously identifying all clinically significant blood-group antigens and antibodies, eliminating manual testing procedures, which are complex and expensive. MosaiQTM combines the work currently performed by three instruments and complex manual testing for blood grouping and disease screening onto a single instrument. As a result, we believe MosaiQ™ will deliver significant cost savings and operational efficiencies for donor testing laboratories and hospitals, while improving patient outcomes.

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Established technical feasibility.    Using patent-protected manufacturing technologies, MosaiQTM is expected to incorporate over 90 well-characterized tests for all clinically significant blood-group antigens and antibodies onto a single, multiplex consumable. Our internal feasibility studies have shown a high degree of concordance between results generated using the MosaiQTM methodology and results generated using blood grouping predicate technologies, which we believe establishes technical feasibility for blood grouping. We have also adopted a similar approach for our disease screening consumable, which will screen for specific viruses, such as HIV and Hepatitis.

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Advanced development and commercialization plan.    By combining current scientific methods, well-characterized tests and known manufacturing technologies, we believe we have substantially reduced the risks associated with the development of MosaiQTM. We are working with highly experienced technology development and engineering partners, including TTP and STRATEC, to design, build and validate the manufacturing system for MosaiQ™ consumables and the initial high-throughput instrument. We are also collaborating with key potential customers on the design of MosaiQ™. We expect to begin field trials in the second half of 2015 and to file the necessary regulatory submissions in the first half of 2016. We anticipate initial commercial sales of the MosaiQTM blood grouping consumable, for research use only, to commence in the first half of 2016. If approved for sale, we anticipate full commercial launch for MosaiQTM to commence in Europe during the second half of 2016 and in the United States during the first half of 2017. We intend to commercialize MosaiQ™ ourselves in the highly concentrated global donor testing market. Within the more fragmented global patient testing market, we intend to enter into an arrangement with one or more commercial partners to ensure successful commercialization in this market.

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Attractive “razor/razor blade” business model with limited reimbursement exposure.    We intend to pursue a “razor/razor blade” business model for MosaiQTM, placing instruments and securing long-term arrangements for the supply of blood grouping and/or disease screening consumables used by those instruments. MosaiQTM is designed to be a highly cost-effective solution. We expect to generate attractive profit margins, while delivering substantial cost savings to our customers. We anticipate that MosaiQ™ will not be directly subject to reimbursement by governmental or commercial third-party payors for healthcare services in the United States.

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Experienced senior management team.    We have a highly experienced leadership team with a track record of success within the healthcare industry. Our senior management team has an average of 15 years of individual industry experience, with a balance of skills covering strategy, operations, product development, commercialization and financial management. Members of our management team have extensive experience in high volume consumable manufacturing, instrument development, manufacturing and field service support and commercial operations, having worked with several major multinational medical diagnostics groups.

OUR STRATEGY

In pursuing the MosaiQTM opportunity, we will continue to optimize the blood grouping and disease screening tests, while working closely with our development partners to complete manufacturing scale-up for the consumables, and development and manufacturing of the initial high-throughput instrument.

In addition, we intend to:

➢	collaborate with our key potential customers;

➢	continue our dialogue with regulators to obtain required regulatory licenses and clearances;

➢	engage one or more commercial partners for the global patient testing market; and

➢	build a highly-focused sales and support infrastructure to successfully commercialize MosaiQ™ within the global donor testing market.

In our conventional reagent business, we intend to strengthen the Quotient brand, expand our customer base, reinforce our relationship with the FDA and other key regulators, continue to service our OEM customers and expand the number of conventional reagent products we offer directly in the United States.

OUR CUSTOMERS

The customers of our conventional reagent products include donor collection agencies, hospitals and independent testing laboratories, as well as OEMs. We currently serve over 725 donor collection agencies, hospitals and independent testing laboratory customers throughout the United States. The products we sell to our non-OEM customers in the United States are finished, vialled antisera and red blood cell-derived products that are sold under our label. The products we sell to our OEM customers range from bulk material incorporated into our customer’s own products to finished, vialled products sold under the customer’s label. Our OEM customers include Ortho, Bio-Rad, and Grifols.

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Ortho Clinical Diagnostics

Sales to Ortho accounted for 55% and 57% of our product sales in the fiscal year ended March 31, 2013 and the nine months ended December 31, 2013, respectively. We have entered into long-term agreements with Ortho for the manufacture and sale of conventional reagent products. The supply and related agreements contain terms related to each product we sell to Ortho, including quality, price, exclusivity and territory. The supply agreement expires on January 1, 2019 and can be terminated by either party upon 18 months’ written notice.

MANUFACTURING AND SUPPLY

Conventional Reagent Products

We manufacture all of our conventional reagent products at our Edinburgh, Scotland manufacturing facility using our own cell lines or from raw materials purchased from a limited number of suppliers. We believe we have good relationships with our suppliers.

We plan to use our existing cash balances to replace and expand our existing facility in Edinburgh for the development and manufacture of conventional reagent products. The new facility will be leased, although we expect its design and completion to be largely funded by us.

MosaiQTM

We have leased factory space at a manufacturing facility located in Eysins, Switzerland (near Geneva), which we expect will become the principal manufacturing site for the MosaiQTM consumables. We are working with our engineering partners to complete the conversion of this facility. We are also working with our technology development partner, TTP, to design, build, install and validate the initial manufacturing system for the MosaiQ™ consumables, with STRATEC on the design, development and manufacture of the initial high-throughput instrument and with Future Diagnostics on the development of the tests to be incorporated on the disease screening consumable.

The Technology Partnership plc

We have entered into a master development agreement with TTP to design, build, install and validate the manufacturing system for the MosaiQ™ consumables. TTP has agreed to certain development work programs for each phase of the development and we have agreed to pay for development costs, including costs of materials, third party costs and specified professional fees for the time of TTP’s engineers and scientists. Either party may terminate the agreement for certain breaches by the other party or in the event of certain bankruptcy events involving the other party. In addition, we may terminate the agreement upon 30 days’ notice for any reason. Upon termination of the agreement, we are responsible for paying any unpaid development and other costs of TTP.

We have entered into an exclusive, royalty-bearing, world-wide license with TTP to certain patented technologies and trade secrets to enable high volume manufacturing of MosaiQ™ consumables. Pursuant to this license agreement, we will pay TTP a license fee that is payable in installments through March 2019. The license is for uses that include antigen typing, antibody detection and serological screening of donated blood for infectious diseases (collectively, the initial purpose) as well as all human blood sample diagnostic testing on batch processing instruments (collectively, the additional purposes), with the exception of companion diagnostics, epigenetics and nucleic acid sequencing. We will also pay a low single digit royalty to TTP based on our net sales for 20 years or for so long as the licensed intellectual property is protected by patent in the country of sale. If license fee payments are not made by us when due, we will lose the license to the additional purposes, but not to the initial purpose. TTP will also grant us a non-exclusive, fully paid, royalty-free, perpetual, irrevocable, world-wide license to use certain other intellectual property TTP owns and incorporates into bespoke components of the manufacturing system for MosaiQ™ consumables. The agreement will remain in effect so long as the licensed intellectual property is subject to patent or other intellectual property protection. TTP may terminate the agreement if we assist another party in disputing the validity and/or scope of any of TTP’s patented intellectual property covered by the agreement. Either party may terminate the agreement with immediate effect by notice to the other party upon the occurrence of bankruptcy events. Any fee disputes are subject to mandatory dispute resolution.

STRATEC Biomedical AG

We have entered into a development agreement with STRATEC pursuant to which it will develop the initial high-throughput instrument for MosaiQ™. STRATEC has agreed to certain milestones that run through July 31, 2016 and will receive development fees based on the achievement of those milestones. The agreement has an indefinite term, and either party may terminate the agreement for certain breaches by the other party or in the event of certain bankruptcy events involving the other party. Upon termination by STRATEC in connection with our breach or bankruptcy, certain termination payments are payable by us depending upon the stage of completion of the development program at the time of termination, and we are also responsible for certain costs. We will also enter into a manufacturing agreement with STRATEC pursuant to which we will be required to purchase a fixed minimum number of high-throughput instruments during the six years following delivery of the first field trial instruments.

Pursuant to the development agreement, STRATEC has granted us an irrevocable, fully-paid, perpetual, royalty-free, world-wide license to intellectual property that is developed for use by, or the manufacture of, the MosaiQ™ instrument, as well as an exclusive right to market and sell the MosaiQ™ instrument. STRATEC has additionally granted us, or agreed to grant, similar rights to its pre-existing technologies for use in development and manufacturing activities for the MosaiQ™ instrument. We may only exercise our rights to manufacture in limited circumstances when STRATEC fails to perform under the manufacturing agreement, and such rights are subject to a to be negotiated license fee. Upon termination of the development agreement by STRATEC, the licenses granted under the development agreement will be null and void.

Future Diagnostics BV

We have entered into an agreement with Future Diagnostics BV, or Future, for the development of disease screening assays and the performance of contract manufacturing services. The specific terms for each product developed by Future for us are contained in a schedule prepared from time to time in connection with such product. The agreement has an indefinite term and can be terminated upon the occurrence of certain events or with 90 days’ written notice.

Subject to our continued compliance with our agreement with Future, including the performance of our payment obligations, Future has granted us a world-wide, limited, non-transferable (other than as permitted by the agreement), non-sub-licensable, non-exclusive, royalty-free, fully paid license to use technologies owned by Future solely to the extent reasonably necessary to commercialize MosaiQ™. Future has also granted us a similar license in respect of any technologies jointly owned by us and Future, which would include technologies that are jointly developed by the parties and not based on our confidential information.

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QUALITY

Our quality function (comprised of quality assurance, quality control and validation) oversees the quality of our manufacturing as well as the quality systems used in research and development and sales and marketing. We have established a control system that oversees implementation and maintenance, document control, supplier qualification, corrective or preventative actions, as well as employee training processes that we believe ensures quality across our operations. We continuously monitor and seek to improve quality over time and believe the implementation of these processes has supported product performance, customer satisfaction, and a culture of continuous improvement.

SALES, MARKETING AND DISTRIBUTION

We currently market our conventional reagent products directly in the United States and United Kingdom. Outside of these territories, we sell our products to a range of third-party distributors and customers. In countries where we have a direct presence, we use a combination of sales managers, sales representatives, customer service staff and technical experts to interact with laboratory managers and administrative staff, purchasing directors, medical directors and other individuals and groups involved in the implementation of blood testing programs. Our goal is to educate these groups about the technical and economic benefits of switching from competing offerings to our products. Our customer service staff and technical experts are also involved in the practical training of customers, as well as answering customer questions. These teams are supported by various marketing activities, which include advertising, medical education, attendance at scientific meetings and other awareness-raising activities. As of December 31, 2013, we had 12 employees engaged worldwide in sales, marketing and customer service functions.

RESEARCH AND DEVELOPMENT

Our research and development efforts are focused on the development of MosaiQTM and new conventional reagent diagnostic tests. We believe we have assembled an experienced research and development team with the scientific talent needed to develop new products that leverage our significant blood grouping expertise. We believe that our experience in developing tests based on existing serological testing methods will allow us to conceive, develop and validate comprehensive multiplex tests utilizing MosaiQTM.

As of December 31, 2013, we had 33 employees engaged in research and development functions. In addition, over 50 engineers and scientific staff employed by TTP, STRATEC and Future have been assigned to various MosaiQTM development activities.

CUSTOMER FUNDING AND REIMBURSEMENT

In the United States, our products are not directly subject to reimbursement by governmental or commercial third party payors for health care services. The costs and expenses related to donor blood grouping and disease screening are typically included in the price to a hospital of a unit of blood. The costs and expenses related to patient blood grouping at hospitals are not specifically reimbursed by a third party payor, but absorbed within the reimbursement structure of a broader medical procedure.

We supply products to our customers, including hospitals, donor testing laboratories, independent testing laboratories and OEM customers based on negotiated prices.

COMPETITION

In the past 10 to 15 years, the transfusion diagnostics market has experienced considerable consolidation, particularly in the United States. Given significant barriers to entry, there are only a small number of vendors currently addressing this market. These vendors can be divided into four groups: (i) those offering instrument platforms for blood grouping and related consumables, in addition to conventional reagent products for manual testing; (ii) those only offering conventional reagent products for manual blood grouping; (iii) those offering raw materials for inclusion in products used on instrument platforms for blood grouping and in conventional reagent products; and (iv) those offering instruments for disease screening and related consumables. A small number of donor collection agencies continue to manufacture a limited range of products, primarily for internal use.

In our view, barriers to entry for the transfusion diagnostics market include:

➢

the need to manufacture a broad range of complex antisera products, with annual volume requirements ranging from hundreds of milliliters to hundreds of liters, depending upon individual blood group specificities;

➢

the ability to reliably procure and formulate red blood cell donations with the appropriate antigen profiles to support the manufacture of red blood cells for antibody identification and whole blood control products;

➢	rigorous global regulatory requirements; and

➢	customers who can be reluctant to change product suppliers.

For products sold to OEM customers, the cost of switching vendors (raw material and/or finished costs) can be considerable, given regulatory scrutiny of the manufacturing process and the potential need to modify instrument software.

Our principal competitors in the United States are Immucor, Ortho and Bio-Rad. The principal market participants in Europe are Bio-Rad, Ortho, Grifols and Immucor and the principal market participants in Japan are Ortho and Immucor.

For OEM business, we consider Merck/Millipore and Diagast to be our primary competitors. We are also a customer of each of these two organizations. We believe the complexity and high cost of switching suppliers, together with our ownership of key products and associated regulatory licenses, reduce the risk of loss of our important OEM business. We believe the FDA-licensed status of our manufacturing facility also offers major benefits as our key OEM clients seek to either establish or defend their position in the United States market.

For serological disease screening, only two vendors have instruments approved for sale in the United States – Abbott and Ortho. Outside the United States, Abbott, Ortho and Bio-Rad are the principal instrument providers.

INTELLECTUAL PROPERTY

We have an issued U.S. patent related to blood typing that expires in September 2027. This patent provides methods of detecting the presence of red blood cells coated (or sensitized) with host antibody and/or components of the complement system. We received counterpart patents for this U.S. patent in Europe, Australia and Japan, which also expire in September 2027, and filed a counterpart patent application in Canada in September 2007, which is currently pending.

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We have recently filed two new UK patent applications. The first application, filed January 2014, concerns a novel method for cross matching blood using MosaiQTM. In contrast to prior methods, our novel cross matching techniques involve fewer steps and we believe are more efficient. The second application, filed February 2014, provides a new method for detecting red blood cells, also using MosaiQTM. The technology finds particular application in immunological assays where it can be used as the basis of positive controls to confirm the addition of red blood cells.

We also rely upon copyright protection, trade secrets, know-how, continuing technological innovation and licensing opportunities to develop and maintain our competitive position. Our success will depend in part on our ability to obtain patent protection for our products and processes, to preserve our copyrights and trade secrets, and to operate without infringing the proprietary rights of third parties.

We have developed several conventional reagent products launched by Ortho over the past five years. We generally retain ownership of the intellectual property for these products and their associated regulatory licenses.

We have relied, and expect to continue to rely, on various exclusive and non-exclusive license agreements, granting rights to patent-protected technologies relating to the manufacture of MosaiQTM consumables and instruments. We have entered into an exclusive license with TTP to patented technologies to enable high volume manufacturing of MosaiQTM consumables. In addition, STRATEC has agreed to grant us licenses to certain of its pre-existing technologies, and has granted us licenses to its technologies to be developed under our development agreement with it, for use in the sale of MosaiQTM instruments, and in the development and manufacture of the MosaiQTM instrument, which it will undertake on our behalf. See “Business—Manufacturing and Supply—MosaiQTM—The Technology Partnership plc” and “—STRATEC Biomedical AG” for additional information about these agreements. These licenses are material to the development and commercialization of MosaiQTM. The remaining lives of the patents for key existing technologies that we have licensed currently exceed 10 years.

GOVERNMENT REGULATION

FDA Regulatory Authority

In the United States, medical products are subject to extensive regulation by the U.S. Food and Drug Administration, or the FDA. The Federal Food, Drug, and Cosmetic Act, or the FDC Act, the Public Health Service Act, or the PHSA, and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of medical products. Prior to marketing certain medical products, manufacturers are required to obtain permission from the FDA via a product approval or clearance. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to file submissions, refusal to approve or clear products, warning or untitled letters, product recalls, field actions, product seizures, total or partial suspension of production or distribution, refusal to permit the importation of product, injunctions, fines, civil penalties, and criminal prosecution.

The FDA regulates in vitro diagnostic, or IVD, products intended to evaluate blood as either biological products or medical devices. In general, reagents used to identify blood types, including extended antigen typing, and detect and identify antibodies in plasma, as well as assays intended for disease screening of the blood supply are regulated as biological products, while the instruments that conduct the analyses and quality assurance products intended to test the accuracy of instrument platforms are regulated as medical devices.

FDA Regulation of In Vitro Diagnostic Biological Products

Biological Product Approval Process

Biological products intended to be used for the prevention, treatment, or cure of a disease or condition of a human being are subject to regulation under the FDC Act, except the section of the FDC Act which governs the approval of new drug applications, or NDAs. Biological products are approved for marketing under provisions of the PHSA via biologics license applications, or BLAs. Among the products regulated as biological products are those used to screen blood for communicable diseases or otherwise analyze blood samples, for example, for blood grouping. Such products are generally regulated by the FDA’s Center for Biologic Research and Evaluation, or CBER, which is the Center responsible for products related to the blood supply and blood collection and transfusion.

New biological products or certain changes to an approved product in the U.S. require studies to establish the safety and effectiveness of the product for each indication for which FDA approval is sought. Generating the data to satisfy FDA pre-market approval requirements and the subsequent review process can take years. The actual time required may vary substantially based upon the type, complexity, and novelty of the product.

Sponsors of BLAs for IVD biological products generally conduct a series of product tests to establish analytical performance as well as clinical trials to demonstrate the product’s safety and effectiveness. These tests include studies to demonstrate product performance, including specificity, and attainment of product specifications throughout the manufacturing process, as well as consistency in the manufacturing process from one production lot to another. The product may be compared to other currently-marketed products of the same type, to the extent that such other products are commercially available, or to other scientifically established methods. In addition, a large clinical study may need to be conducted to demonstrate the clinical performance of the new product. For blood grouping products, the sponsor will need to develop appropriate methodologies to validate the analytical and clinical performance with respect to rarer antigens in which clinical studies are not feasible.

Clinical trials, also called field trials, for IVD biological products generally must be conducted: (i) in compliance with applicable federal regulations; (ii) in a manner that ensures the reliability of the data; and (iii) under protocols detailing the objectives of the trial. The study protocol in clinical trials must also be submitted to an institutional review board, or IRB, for approval. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements, or may impose other conditions.

After completion of the required development and testing, a BLA is prepared and submitted to the FDA. FDA approval of the BLA is required before marketing of the product may begin in the United States. The BLA must include the results of all clinical and other testing, and compile data relating to the product’s chemistry, manufacture and controls. The cost of preparing and submitting a BLA is substantial.

The FDA has 60 days from its receipt of a BLA to determine whether the application will be accepted for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review. Most applications for a standard review of biological products are reviewed within ten to twelve months. The review process may be extended by the FDA for three additional months to consider certain late-submitted information, or information intended to clarify information already provided in the submission.

The FDA may also refer applications to an advisory committee – typically a panel that includes clinicians and other experts – for review, evaluation, and a recommendation as to whether the application should

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be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving a BLA, the FDA may inspect one or more clinical sites. Additionally, the FDA will inspect the facility or the facilities at which the product is manufactured. FDA will not approve the product unless compliance with current good manufacturing practices, or cGMP, is satisfactory and the BLA contains data that provide substantial evidence that the biological product is safe and effective for the indication studied.

After the FDA evaluates the BLA and the manufacturing facilities, it issues either an approval letter or a complete response letter. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing, or information, in order for the FDA to reconsider the application. If, or when, those deficiencies have been addressed to the FDA’s satisfaction in an amendment to the BLA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included.

An approval letter authorizes commercial marketing of the biological product with specific labeling for specific indications. Labeling for products that are approved through BLAs but intended for IVD use must meet the labeling requirements for biological products and for IVD medical devices.

Changes to some of the conditions established in an approved application, including changes in indications, labeling, or manufacturing processes or facilities, require submission and FDA approval of a new BLA or BLA supplement before the change can be implemented. A BLA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures in reviewing BLA supplements as it does in reviewing BLAs.

Biological Product Post-Approval Requirements

Once a BLA is approved, a product will be subject to certain post-approval requirements. For instance, the FDA regulates the post-approval marketing and promotion of biologics, including restrictions on off-label promotion, industry-sponsored scientific and educational activities, and promotional activities involving the internet. Biologics may be marketed only for the approved indications and in accordance with the provisions of the approved labeling.

Adverse event reporting and submission of periodic reports is required following FDA approval of a BLA. In addition, quality control, manufacturing, packaging, and labeling procedures must continue to conform to cGMPs after approval. Manufacturers of biological products and certain of their subcontractors are required to register their establishments with the FDA and list their products. Registration with the FDA subjects entities to periodic unannounced inspections by the FDA, during which the agency inspects manufacturing facilities to assess compliance with cGMPs. Accordingly, manufacturers must continue to expend time, money, and effort in the areas of production and quality-control to maintain compliance with cGMPs and the conditions of the BLA. FDA may withdraw product approvals or request product recalls if a company fails to comply with regulatory standards, if it encounters problems following initial marketing, or if previously unrecognized problems are subsequently discovered.

Additional Controls for Biological Products

The PHSA provides authority to the FDA to immediately suspend licenses in situations where there exists a danger to public health. In addition, after a BLA is approved, the product may also be subject to official lot release as a condition of approval. If the product is subject to official release by the FDA, the manufacturer submits samples of each lot of product to the FDA together with a release protocol showing a summary of the history of manufacture of the lot and the results of all of the manufacturer’s tests performed on the lot. In addition, the FDA conducts laboratory research related to the regulatory standards on the safety, purity, potency, and effectiveness of biological products. After approval of biological products, manufacturers must address any safety issues that arise, are subject to recalls or a halt in manufacturing and distribution, and are required to submit periodic reports and reports of certain adverse events to the FDA.

FDA Regulation of Medical Devices, Including In Vitro Diagnostic Devices

General Requirements

The definition of a medical device includes an instrument, apparatus, implement, machine, contrivance, implant, in vitro reagent, or other similar or related article, including any component part, or accessory which is: (i) intended for use in the diagnosis of disease or other conditions in man or other animals; or (ii) intended to affect the structure or any function of the body of man or other animals.

The FDC Act classifies medical devices into one of three categories based on the risks associated with the device and the level of control necessary to provide reasonable assurance of safety and effectiveness. Class I devices are deemed to be low risk and are subject to the fewest regulatory controls. Class II devices are of intermediate level of risk such that additional controls, beyond the Class I general controls, are necessary to provide reasonable assurances of product safety and effectiveness. Class III devices are generally the highest risk devices and are subject to the highest level of regulatory control to provide reasonable assurance of the device’s safety and effectiveness. While most Class I and some Class II devices can be marketed without prior FDA authorization, most medical devices can be legally sold within the U.S. only if the FDA has: (i) approved a premarket approval, or PMA, application prior to marketing, generally applicable to Class III devices; or (ii) cleared the device in response to a premarket notification, or 510(k) submission, generally applicable to Class I and II devices. There is also an alternative pathway to approval of a PMA or clearance of a 510(k) for low or moderate risk devices that are not classified and for which no predicate device exists, known as de novo classification.

IVDs are tests that can detect diseases, conditions, or infections, or the presence of other biomarkers. Some tests are used in laboratory or other health professional settings and other tests are for consumers to use at home. IVD devices are regulated under the FDC Act. FDA typically classifies instruments used to perform IVD tests or quality control kits as Class II medical devices that require clearance of a 510(k).

Although medical devices are typically regulated by the FDA’s Center for Devices and Radiological Health, medical devices that are intended to be used or indicated for the collection, processing, storage or administration of blood products, blood components or analogous products, as well as screening or confirmatory clinical laboratory tests associated with blood banking practices and other process testing procedures are regulated by CBER, using the statutory provisions and regulations applicable to medical devices. In instances where the reagents intended to be used on an instrument have not previously been approved for this purpose, an instrument regulated as a medical device by CBER will generally require clearance simultaneously with the approval (via a BLA) of the reagents intended to be used on the instrument.

Clearance or Approval Process for Medical Devices

Most Class II and some Class I devices typically need to obtain clearance of a 510(k) by the FDA before they can be commercially distributed in the U.S. To obtain 510(k) clearance, a manufacturer must submit

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a premarket notification demonstrating that the proposed device is substantially equivalent to a legally marketed device, referred to as the predicate device. A predicate device may be a previously 510(k) cleared device or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for submission of PMA applications. The manufacturer must show that the proposed device has the same intended use as the predicate device, and it either has the same technological characteristics, or it is shown to be equally safe and effective and does not raise different questions of safety and effectiveness as compared to the predicate device.

There are three types of 510(k)s: (i) traditional, where there is a predicate device that can be referenced in the submission; (ii) special, for devices that are modified and the modification needs a new 510(k) but the modification does not affect the intended use or alter the fundamental scientific technology of the device; and (iii) abbreviated, for devices that conform to a recognized standard. The special and abbreviated 510(k)s are intended to streamline review. The FDA intends to process special 510(k)s within 30 days of receipt, and abbreviated 510(k)s within 90 days of receipt. Though statutorily required to review a traditional 510(k) within 90 days of receipt, the clearance pathway for traditional 510(k)s can take from four to 12 months, or even longer, and the review may not result in clearance.

A clinical trial or prospective or retrospective analysis fo clinical specimens is generally required to generate data to support a premarket notification of an IVD. During the study, the sponsor must comply with the FDA’s investigational device exemption, or IDE, requirements for investigator selection, trial monitoring, reporting, and record keeping, unless the study is exempt from such requirements. Many clinical studies with IVDs qualify for this exemption. As with clinical trials of IVD biological products, clinical trials or field trials of IVD medical devices generally must be conducted: (i) in compliance with applicable federal regulations; (ii) in a manner that ensures the reliability of the data; and (iii) under protocols detailing the objectives of the trial. Clinical trials are designed to permit FDA to evaluate the clinical performance of the device, to demonstrate the safety and effectiveness of the device, and to provide adequate information for the instructions for use and labeling of the device. As with clinical trials conducted on biological products, clinical trials of medical devices must be approved by an IRB.

After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires either a new 510(k) clearance or could require a PMA approval before the change is implemented. The FDA requires each manufacturer to make this determination in the first instance, but the FDA can review any such decision. If the FDA disagrees with a manufacturer’s decision not to seek a new 510(k) clearance, the agency may require the manufacturer to seek 510(k) clearance or PMA approval. The FDA also can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or PMA approval is obtained.

The PMA approval process is generally more rigorous, lengthy and uncertain than the 510(k) premarket notification process and requires proof of the safety and effectiveness of the device to the FDA’s satisfaction. A PMA application must provide extensive preclinical and clinical trial data and also information about the device and its components regarding, among other things, device design, manufacturing and labeling. As part of the PMA review, the FDA will typically inspect the manufacturer’s facilities for compliance with Quality System Regulation, or QSR, requirements, which impose elaborate testing, control, documentation and other quality assurance procedures. The FDA’s review of a PMA application typically takes one to three years, but may last longer. If the FDA’s evaluation of the PMA application is favorable, the FDA will issue a PMA for the approved indications, which can be more limited than those originally sought by the manufacturer.

Medical Device Post-Market Requirements

After a device is placed on the market, numerous regulatory requirements apply. These include: continued compliance with QSR, labeling regulations, the FDA’s general prohibition against promoting products for unapproved or “off label” uses, the Medical Device Reporting regulation (which requires that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur), and the Reports of Corrections and Removals regulation (which requires manufacturers to report recalls and field actions to the FDA if initiated to reduce a risk to health posed by the device or to remedy a violation of the FDCA). Generally, establishments that manufacture devices, including manufacturers, contract manufacturers, sterilizers, repackagers and relabelers, specification developers, and U.S. manufacturers of export-only devices, are required to register their establishments with the FDA and provide FDA a list of the devices that they handle at their facilities.

For a Class II 510(k) device, FDA also may require post-marketing testing and surveillance to monitor the effects of the cleared product. The FDA may place conditions on a device that could restrict the distribution or use of the product, including restrictions on the intended use. In addition, quality-control, manufacture, packaging, and labeling procedures must continue to conform to QSRs after clearance. FDA periodically inspects device manufacturers to assess compliance with QSRs and other regulatory requirements. Accordingly, manufacturers must continue to expend time, money, and effort in the areas of production and quality control to maintain compliance with QSRs. The FDA may withdraw product approvals or recommend product recalls if a company fails to comply with regulatory requirements. The FDA has the authority to conduct mandatory recalls of devices, but that authority is rarely used. The FDA may also refuse to allow imports of non-compliant products.

Products sold to Laboratories for Research Use Only

A research use only, or RUO product is one that is not intended for use in a clinical investigation or for clinical diagnostic use outside an investigation and must be labeled “For Research Use Only. Not for use in diagnostic procedures.” Products that are intended for research use only and are properly labeled as RUO are exempt from compliance with the FDA requirements discussed above, including the approval or clearance and QSR requirements. A product labeled RUO but intended to be used diagnostically may be viewed by the FDA as adulterated and misbranded under the FDC Act and is subject to FDA enforcement activities, including the refusal to allow importation of the device. The FDA may consider the totality of the circumstances surrounding distribution and use of an RUO product, including how the product is marketed, when determining its intended use.

Advertising, Promotion, Anti-Kickback, and False Claims Laws

A biological product or a medical device may be marketed only for the indications for use for which it was approved or cleared. In addition to FDA restrictions on marketing of biological products and medical devices, several other types of state and federal laws have been applied to restrict certain marketing practices in the medical product industry. These laws include anti-kickback statutes and false claims statutes. The federal healthcare program anti-kickback statute prohibits, among other things, the exchange (or offer to exchange), of anything of value, in an effort to induce (or reward) the referral or use of any healthcare item or service reimbursable under Medicare, Medicaid, or other federally financed healthcare programs. This statute has been interpreted to apply to arrangements between manufacturers on the one hand and prescribers and purchasers on the other. Violations of the anti-kickback statute are punishable by imprisonment, criminal fines, civil monetary penalties, and exclusion from participation in federal healthcare programs. Although there are a number of statutory exemptions and regulatory safe

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harbors protecting certain common activities from prosecution or other regulatory sanctions, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases, or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor.

Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to have a false claim paid. Certain marketing practices, including off-label promotion, may also violate false claims laws. The majority of states also have statutes or regulations similar to the federal anti-kickback law and false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.

Other Federal and State Regulatory Requirements

The Centers for Medicare & Medicaid Services, or CMS, has issued a final rule that requires manufacturers of certain biological products and medical devices to begin collecting and reporting information on payments or transfers of value to physicians and teaching hospitals, as well as investment interests held by physicians and their immediate family members. Manufacturers were required to begin collecting information on August 1, 2013, with the first reports due March 31, 2014. The reported data will be posted in searchable form on a public website beginning September 30, 2014. Failure to submit required information may result in civil monetary penalties.

In addition, several states now require medical product companies to report expenses relating to the marketing and promotion of products and to report gifts and payments to individual physicians in these states. Other states prohibit various other marketing-related activities. Still other states require the posting of information relating to clinical studies and their outcomes. In addition, California, Connecticut, Nevada, and Massachusetts require pharmaceutical companies to implement compliance programs and/or marketing codes. Several additional states are considering similar proposals. Compliance with these laws is difficult and time consuming, and companies that do not comply with these state laws face civil penalties.

International medical device regulations

International marketing of medical devices is subject to foreign government regulations, which vary substantially from country to country. The European Commission is the legislative body responsible for directives with which manufacturers selling medical products in the European Union and the European Economic Area, or EEA, must comply. The European Union includes most of the major countries in Europe, while other countries, such as Switzerland, are not part of the EEA and have voluntarily adopted laws and regulations that generally mirror those of the European Union with respect to medical devices. The European Union has adopted directives that address regulation of the design, manufacture, labeling, clinical studies and post-market vigilance for medical devices, including IVDs. Devices that comply with the requirements of a relevant directive, including the IVD Directive (Directive 98/79 EC), will be entitled to bear the CE conformity marking, indicating that the device conforms to the essential requirements of the applicable directives and, accordingly, can be marketed throughout the European Union and EEA.

Outside of the European Union, regulatory pathways for the marketing of medical devices vary greatly from country to country. In many countries, local regulatory agencies conduct an independent review of IVD medical devices prior to granting marketing approval. The process in non-European countries may be lengthy and require the expenditure of significant resources, including the conduct of clinical trials. In other countries, the regulatory pathway may be shorter and/or less costly. The timeline for the introduction of new IVD medical devices is heavily impacted by these various regulations on a country-by-country basis, which may become more lengthy and costly over time.

ENVIRONMENTAL MATTERS

Our operations require the use of hazardous materials, which, among other matters, subjects us to a variety of federal, state, local and foreign environmental, health and safety laws, regulations and permitting requirements, including those relating to the handling, storage, transportation and disposal of biological and hazardous materials and wastes. The primary hazardous materials we handle or use include human blood samples and solvents. Some of the regulations under the current regulatory structure provide for strict liability, holding a party liable for contamination at currently and formerly owned, leased and operated sites and at third-party sites without regard to fault or negligence. We could be held liable for damages and fines as a result of our, or others’, operations or activities should contamination of the environment or individual exposure to hazardous substances occur. We could also be subject to significant fines for failure to comply with applicable environmental, health and safety requirements. We cannot predict how changes in laws or development of new regulations will affect our business operations or the cost of compliance.

EMPLOYEES

As of December 31, 2013, we had 170 employees. None of our employees are represented by a labor union or covered under a collective bargaining agreement, nor have we experienced any work stoppages. We believe our employee relations are good.

FACILITIES

Our U.K. corporate headquarters, including our development laboratory facility, and our manufacturing facility for conventional reagent products are located in Edinburgh, Scotland. We also have a manufacturing facility in Eysins, Switzerland, which we expect will become the principal manufacturing site for the MosaiQTM consumable. Our U.S. corporate headquarters are located in Newtown, Pennsylvania. The table below provides selected information regarding our facilities, all of which are leased.

Facility/Use	Location	Size (sq. ft.)		Expiration
		Office	Laboratory
U.K. Corporate Headquarters/ Development Laboratory Facility	Edinburgh, Scotland	3,500	5,000	July 31, 2017
Manufacturing Operations—Conventional Reagents	Edinburgh, Scotland	6,200	16,000	August 31, 2014
Manufacturing Operations—MosaiQTM	Eysins, Switzerland	13,600	31,600	March 15, 2020
U.S. Corporate Headquarters	Newtown, Pa., USA	1,200	—	January 31, 2014
U.S. Direct Sales Operation	Chapel Hill, N.C., USA	1,000	—	January 31, 2014

We believe our current facilities are suitable and adequate to meet our current needs and that suitable additional or substitute space will be available to accommodate future growth of our business. We plan to use our existing cash balances to replace and expand our existing Edinburgh manufacturing facility with a new leased facility in Edinburgh for the development and manufacture of conventional reagent products.

Business

LEGAL PROCEEDINGS

Other than as set forth below, we are not currently a party to any pending legal proceedings that we believe could have a material adverse effect on our business or financial condition. However, we may be subject to various claims and legal actions arising in the ordinary course of business from time to time.

Our subsidiary Alba is involved in a dispute with the Scottish National Blood Transfusion Service, or SNBTS, acting on behalf of the Common Services Agency, relating to an agreement entered into between the parties in 2007, pursuant to which Alba purchased its current business from SNBTS. SNBTS claims that, pursuant to a deferred consideration provision in this agreement, it is entitled to approximately $3,100,000. We believe that no sums are due, and on September 23, 2013, Alba initiated an action against SNBTS in the Court of Session, the highest civil court based in Scotland, for a declaration that no sums are due. Both parties have agreed to appoint an independent accountant to value Alba’s continuing business. SNBTS has committed to paying the costs associated with the independent accountant’s appointment in the event the court finds in Alba’s favor.

Management

EXECUTIVE OFFICERS AND DIRECTORS

Below is a list of the names, ages as of January 1, 2014 and positions, and a brief account of the business experience of the individuals who serve as our executive officers and directors as of the date of this prospectus.

Name	Age	Position
Paul Cowan	52	Chairman & Chief Executive Officer
Jeremy Stackawitz	38	President
Edward Farrell	43	President
Stephen Unger	44	Chief Financial Officer
Roland Boyd	57	Group Financial Controller and Treasurer
Thomas Bologna	65	Director
Frederick Hallsworth	60	Director
Brian McDonough	66	Director
Zubeen Shroff.	49	Director
John Wilkerson	70	Director

Paul Cowan, Chairman & Chief Executive Officer

Paul Cowan is our Chief Executive Officer and Chairman of our Board of Directors. Mr. Cowan founded us through the acquisition of Alba Bioscience in 2007. He has a broad range of healthcare industry experience gained through over 15 years of employment within industry and investment banking. Previously, Mr. Cowan served as the Chief Financial Officer of Inveresk Research Group, a global contract research organization that was acquired by Charles River Laboratories in 2004. Prior to joining Inveresk in 2001, Mr. Cowan was a senior executive within the Investment Banking department of Bear Stearns & Co., where he led the European biotechnology practice. Prior to Bear Stearns, Mr. Cowan was a senior executive within the Investment Banking department of Morgan Grenfell (acquired by Deutsche Bank in 1990). Mr. Cowan received a Bachelor of Business in accounting from Queensland University of Technology.

The Board believes that Mr. Cowan is qualified to serve as a Director based upon his extensive leadership, executive, managerial, business, and healthcare industry experience, along with his years of experience in healthcare investment banking.

Jeremy Stackawitz, President

Jeremy Stackawitz joined us in March 2009 and serves as one of our two Presidents. Mr. Stackawitz has over 17 years of healthcare industry experience gained through various consulting and industry roles. From 2007 to 2009, Mr. Stackawitz was Worldwide Commercial Director for Immunohematology of Ortho Clinical Diagnostics, a Johnson & Johnson company. Prior to this senior role, Mr. Stackawitz held positions from 2006 to 2007 at Therakos, a biotechnology company, from 2004 to 2006 at Ortho Biotech, and from 2000 to 2003 at Purdue Pharma L.P. He also held consulting positions at ISO Healthcare Group (now part of Monitor Group) from 1997 to 2000 and McKinsey & Company in 2003. Mr. Stackawitz received a B.S. in chemistry from Dartmouth College and an M.B.A. from The Wharton School at the University of Pennsylvania.

Management

Edward Farrell, President

Edward Farrell joined us in February 2013 and serves as one of our two Presidents. Mr. Farrell has over 20 years of engineering and manufacturing experience gained through various industry roles with a particular emphasis on medical diagnostics. From March 2001 to February 2013, Mr. Farrell held several senior positions with Bayer Diagnostics, which was acquired by Siemens Healthcare Diagnostics in 2007. Starting in 2010, Mr. Farrell was Managing Director and Vice President of Manufacturing for a high volume immunoassay reagent manufacturing plant in the United Kingdom. From 2007 to 2010, Mr. Farrell was Managing Director and Vice President of Manufacturing for a facility in the United Kingdom that develops and manufactures point-of-care diagnostic instruments and consumables. From 2005 to 2007, he worked in the United States as Director of Distribution, Service and Repair and initially worked in 2001 as a Senior Manufacturing Manager in a large instrument manufacturing plant in Ireland. Prior to Bayer Diagnostics, Mr. Farrell worked at Ingersoll Rand as a Production Manager from 1999 to 2001, Intel as a Manufacturing Engineer and Supervisor from 1995 to 1999, and Barlo plc as a Project Engineer from 1993 to 1995. Mr. Farrell received a B.E (Mechanical) and a Masters in Engineering Science from University College Dublin.

Stephen Unger, Chief Financial Officer

Stephen Unger joined us in January 2014 and serves as our Chief Financial Officer. Mr. Unger has over 20 years of financial and health care industry experience gained through various roles in investment banking and public accounting. Mr. Unger was a consultant to us on financial and strategic matters from April 2013 to December 2013. From 2009 to 2012, Mr. Unger was a Senior Equity Research Analyst following the medical diagnostics industry at Lazard Capital Markets, LLC, and worked from 1998 to 2008 in the Equity Research Department of Bear, Stearns & Co., where he was ultimately promoted to the position of Managing Director/Principal. He was also a Senior Accountant in the Audit Department of Deloitte & Touche LLP from 1993 to 1996. Mr. Unger is Certified Public Accountant (Inactive) and a Chartered Financial Analyst. He received a B.B.A. in accounting, finance, investment, and banking from the University of Wisconsin-Madison and an M.B.A. with Honors from The University of Chicago Booth School of Business.

Roland Boyd, Group Financial Controller and Treasurer

Roland Boyd joined us in August 2012 and serves as our Group Financial Controller and Treasurer. Mr. Boyd has over 35 years of financial experience gained through various roles in industry and public accounting. From 2006 to 2012, Mr. Boyd served as the Chief Financial Officer at Chiltern International Group, a global contract research organization. From 2002 to 2004, Mr. Boyd was Group Financial Controller at Inveresk Research Group and was a consultant to Charles River Laboratories until 2006 following Charles River’s 2004 acquisition of Inveresk. Prior to that, Mr. Boyd spent over 20 years with Arthur Andersen, becoming a Partner in 1997. Mr. Boyd is a Fellow of the Institute of Chartered Accountants in England & Wales. Mr. Boyd received a B.A. (Hons) in accounting and finance from Lancaster University.

Thomas Bologna, Director

Thomas Bologna is a Director, appointed in February 2012. Mr. Bologna is presently the Chairman and Chief Executive Officer of Response Genetics, Inc., a publicly-traded healthcare company focused on molecular diagnostics. From April 2006 until this appointment in December 2011, Mr. Bologna served as President and Chief Executive Officer of Orchid Cellmark, Inc., a public corporation that provides DNA testing services. He was Chief Executive Officer, President, and a director of Quorex Pharmaceuticals, Inc. (2004 to 2005), a pre-clinical stage anti-infective company and Ostex International, Inc. (1997 to 2003), which developed, manufactured, and marketed products for the management of osteoporosis. From 1996 to 1997,

Mr. Bologna was a principal at Healthcare Venture Associates, a consulting firm. He was Chief Executive Officer, President, and a director of Scriptgen Pharmaceuticals, Inc. (1994 to 1996), a biotechnology company that developed orally active drugs to regulate gene expression, and Chairman, President and Chief Executive Officer of Gen-Probe Incorporated (1987 to 1994), a company commercializing molecular diagnostics products. Mr. Bologna’s prior experience also includes senior-level positions with Becton Dickinson & Company and Warner-Lambert Company. Mr. Bologna currently serves as a director of Special Diversified Opportunities Inc., and has also served on the boards of several private companies, including Aperio Technologies until its sale to Danaher in 2012. Mr. Bologna received an M.B.A. and a B.S. from New York University.

The Board believes that Mr. Bologna is qualified to serve as a Director based upon his extensive experience in the diagnostics industry, experience with operations, and his prior experience as the chief executive officer of multiple public and private companies.

Frederick Hallsworth, Director

Frederick Hallsworth is a Director, appointed in February 2011. Mr. Hallsworth spent 25 years with Arthur Andersen, becoming a partner in 1989. At Andersen, Mr. Hallsworth held a number of senior management positions, including Head of Corporate Finance, Head of Audit and Managing Partner of Andersen Cambridge, and Managing Partner and Head of Audit of Andersen Scotland. He joined Deloitte Scotland in 2002, where he served as Senior Client Service Partner, and Head of TMC Practice until 2005. He is also currently a director of memsstar (2006), CMA Scotland (2007), and Metaforic (2009). Former directorships include: Scottish Enterprise (2004-2010), Microvisk (2006-2012), Forth Dimension Displays (2007-2011), Elonics (2006-2010), Golden Charter (2009-2011), Infinite Data Storage plc (2005-2007), 3Way Networks (2005-2007), Innovata plc (2005-2007), and AT Communications plc (2008-2009). Mr. Hallsworth has been a Member of the Institute of Chartered Accountants of Scotland since 1978. Mr. Hallsworth received a Bachelor of Accountancy from Glasgow University 1974.

The Board believes that Mr. Hallsworth is qualified to serve as a Director based upon his extensive accounting experience and experience providing strategic direction to multiple life science and technology companies.

Brian McDonough, Director

Brian McDonough is a Director, appointed in May 2012. Mr. McDonough is presently a Principal of Dx Consulting, a consultancy specializing in transfusion diagnostics. From 2003 through 2009, Mr. McDonough was Vice President, Worldwide Marketing, Donor Screening at Ortho Clinical Diagnostics, a Johnson and Johnson company. From 2000 through 2003, he was President of the North American Blood Products Group of the Medical Division of Pall Corporation, a company specializing in medical filtration products. Prior to holding these senior executive positions, Mr. McDonough had an extensive career at the American Red Cross spanning over 30 years. From 1968 through 1982 Mr. McDonough worked in American Red Cross BioMedical Services as Executive Head of the St. Louis Regional Blood Services Unit. In 1982, he became the Executive Director of the Irwin Memorial Blood Bank of San Francisco, where he also served on several public health committees addressing the spread of AIDS. In 1987, Mr. McDonough returned to the American Red Cross as Regional Vice President of BioMedical Services and in 1994 served under Elizabeth Dole as Chief Operating Officer, Blood Services of the American Red Cross BioMedical Services, with overall responsibility for national blood and plasma programs. Brian received a B.A. in liberal arts from Wichita State University and an M.H.A. from Central Michigan University.

Management

The Board believes that Mr. McDonough is qualified to serve as a Director based upon his extensive experience within the transfusion diagnostics industry and operational experience at the American Red Cross.

Zubeen Shroff, Director

Zubeen Shroff is a Director, appointed in July 2013. Mr. Shroff is a Managing Director of Galen Partners, a leading healthcare growth equity firm founded in 1990. Mr. Shroff has 25 years of experience working with entrepreneurs and their Board of Directors in building high-growth healthcare companies. Mr. Shroff joined Galen in 1996, from The Wilkerson Group, where he was a Principal with a client base including pharmaceutical, diagnostics, device and biotech companies, plus a select number of venture capital firms. Prior to joining The Wilkerson Group, Mr. Shroff worked at Schering-Plough France, a manufacturer of healthcare products and medicines, where he helped launch their biotech product, alpha-Interferon, in several new indications. Currently, Mr. Shroff is Treasurer and on the Executive Committee of the Board for The Westchester Medical Center Public Benefit Corporation, as well as Chairman of its Foundation. Since 2004, he has served on the Advisory Committees to Boston University Medical School and The Center for Global Health & Development. In addition, Mr. Shroff is on the Advisory Board of the Joslin Diabetes Center. In addition to the above positions, over the past 10 years, Mr. Shroff has served on the Board of Directors of numerous privately held Galen portfolio companies in the industry. Mr. Shroff served on the public Board of Directors of Pet DRx Corporation until July 2010 and Encore Medical until June 2006. Mr. Shroff received a BA in Biological Sciences from Boston University and an MBA from the Wharton School, University of Pennsylvania.

The Board believes that Mr. Shroff is qualified to serve as a Director based upon his extensive experience in providing strategic guidance to companies in the healthcare industry, particularly in the areas of medical devices, diagnostics, and capital equipment.

Dr. John Wilkerson, Director

Dr. John Wilkerson is a Director, appointed in February 2012. Dr. Wilkerson co-founded Galen Partners in 1990 and currently serves as a Senior Advisor to Galen. Dr. Wilkerson has focused on healthcare throughout his career, beginning as a Group Product Director for Ortho Diagnostics Inc., a Johnson & Johnson company. He was a Vice President covering medical device companies at Smith Barney before moving in 1980 to Channing, Weinberg & Co., Inc., a management consulting firm for pharmaceutical, diagnostic, medical device and biotechnology companies, which he purchased and renamed The Wilkerson Group (acquired by IBM in 1996).

Dr. Wilkerson currently serves as a director Cardiva and TPS and was previously the Chairman of Atlantic Health Systems, a New Jersey hospital system. He is a trustee and former President of the Museum of American Folk Art and founder of the E. L. Rose Conservancy. Dr. Wilkerson received a Ph.D. from Cornell University.

The Board believes that Mr. Wilkerson is qualified to serve as a Director based upon his extensive experience providing strategic direction to companies in the life sciences industry, as well as his operational experience in the transfusion diagnostics industry.

COMPOSITION OF OUR BOARD OF DIRECTORS AND DIRECTOR INDEPENDENCE

Our business and affairs are managed under the direction of our Board of Directors. Our Board of Directors is currently composed of six directors. At each annual meeting of our shareholders, each of our directors must “retire,” and, if they wish to continue to serve as a director, they become subject to re-election to the Board of Directors by our shareholders.

The listing standards of NASDAQ require that, subject to specified exceptions, each member of a listed company’s audit, remuneration and nominating and governance committees be independent. In addition, the listing standards of NASDAQ require that audit committee members satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act and that the remuneration committee members satisfy independence criteria set forth in Rule 5605(d) of NASDAQ rules. The listing standards of NASDAQ further provide that a director will only qualify as an “independent director” if, in the opinion of that company’s Board of Directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Our Board of Directors has determined that all of our directors, except Paul Cowan and                 , are independent directors. In making this determination, our Board of Directors considered the relationships that each such non-employee director has with our company and all other facts and circumstances that our Board of Directors deemed relevant in determining their independence, including beneficial ownership of our ordinary shares. As a result, in accordance with listing standards of NASDAQ, a majority of our directors are independent.

COMMITTEES OF OUR BOARD OF DIRECTORS

Upon the completion of this offering, our Board of Directors will have three standing committees: the audit committee; the remuneration committee; and the nominating and corporate governance committee.

Audit committee

Following this offering, our audit committee will be composed of Messrs. Hallsworth, McDonough and Bologna, with Mr. Hallsworth serving as chairman of the committee. Our Board of Directors has determined that each member of the audit committee meets the independence requirements of Rule 10A-3 under the Exchange Act and the applicable listing standards of NASDAQ. Our Board of Directors has determined that Mr. Hallsworth is an “audit committee financial expert” within the meaning of SEC regulations and applicable listing standards of NASDAQ. The audit committee’s responsibilities upon completion of this offering will include:

➢	appointing, approving the compensation of, and assessing the qualifications, performance and independence of our independent registered public accounting firm;

➢	pre-approving audit and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

➢	reviewing the internal audit plan with the independent registered public accounting firm and members of management responsible for preparing our financial statements;

➢

reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

➢	reviewing the adequacy of our internal control over financial reporting;

➢	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

➢	reviewing and discussing with management and our independent registered public accounting firm our audited financial statements to be included in our Annual Report on Form 10-K;

➢	monitoring our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

Management

➢	preparing the audit committee report required by the rules of the SEC to be included in our annual proxy statement;

➢	reviewing and assessing the adequacy of the committee charter and submitting any changes to our Board of Directors for approval;

➢	viewing all related party transactions for potential conflict of interest situations and approving all such transactions; and

➢	reviewing and discussing with management and our independent registered public accounting firm our earnings releases and scripts.

Remuneration committee

Following this offering, our remuneration committee will be composed of Messrs.             , McDonough, Hallsworth, and Bologna, with              serving as chairman of the committee. Our Board of Directors has determined that each member of the remuneration committee is “independent” as defined under the applicable listing standards of NASDAQ. The remuneration committee’s responsibilities upon completion of this offering will include:

➢	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer;

➢	evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining and approving the compensation of our chief executive officer;

➢	reviewing and approving the compensation of our other executive officers;

➢	appointing, compensating and overseeing the work of any compensation consultant, legal counsel or other advisor retained by the remuneration committee;

➢	conducting the independence assessment outlined in the rules of NASDAQ with respect to any compensation consultant, legal counsel or other advisor retained by the remuneration committee;

➢	producing a remuneration committee report on executive compensation as required by the rules of the SEC to be included in our annual proxy statement;

➢	annually reviewing and reassessing the adequacy of the committee charter in its compliance with the listing requirements of NASDAQ;

➢	reviewing and establishing our overall management compensation philosophy and policy;

➢	overseeing and administering our compensation and equity-based plans;

➢	reviewing and approving our policies and procedures for the grant of equity-based awards; and

➢	reviewing and making recommendations to our Board of Directors with respect to director compensation.

Nominating and corporate governance committee

Following this offering, our nominating and corporate governance committee will be composed of Messrs.             , Bologna, McDonough and Hallsworth, with Mr.              serving as chairman of the committee. Our Board of Directors has determined that each member of the nominating and corporate governance committee is “independent” as defined under the applicable listing standards of NASDAQ. The nominating and corporate governance committee’s responsibilities upon completion of this offering will include:

➢	establishing a policy under which our shareholders may recommend a candidate to the nominating and corporate governance committee for consideration for nomination as a Director;

➢	identifying individuals qualified to become members of our Board of Directors, consistent with criteria approved by our Board of Directors;

➢	recommending to our Board of Directors the persons to be nominated for election as directors and to each of the committees of our Board of Directors;

➢	developing and recommending to our Board of Directors a set of corporate governance principles;

➢	articulating to each director what is expected, including reference to the corporate governance principles and directors’ duties and responsibilities;

➢	reviewing and recommending to our Board of Directors practices and policies with respect to directors;

➢	recommending to our Board of Directors qualified individuals to serve as members of the committees of our Board of Directors;

➢	reviewing and assessing the adequacy of the committee charter and submitting any changes to our Board of Directors for approval;

➢	overseeing the systems and processes established by us to ensure compliance with our Code of Business Conduct and Ethics; and

➢	performing an evaluation of the performance of the committee.

REMUNERATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of the members of our remuneration committee has at any time during the prior three years been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of our Board of Directors or remuneration committee of any entity that has one or more executive officers serving on our Board of Directors or remuneration committee. For a description of transactions between us and members of our remuneration committee and affiliates of such members, please see “Certain relationships and related party transactions.”

FAMILY RELATIONSHIPS

There is no family relationship between any director, executive officer or person nominated to become a director or executive director.

CODE OF BUSINESS CONDUCT AND ETHICS

We intend to adopt a written code of business conduct and ethics that will apply to our directors, officers and employees, including our principal executive officer and principal financial officer, prior to the completion of this offering. Following this offering, a current copy of the code will be posted on the investor section of our website, www.quotientbd.com. We intend to disclose any amendment to the code, or any waivers of its requirements, on our website.

Executive compensation

SUMMARY COMPENSATION TABLE

The following table summarizes information regarding the compensation for the fiscal year ended March 31, 2013 awarded to, earned by or paid to Paul Cowan, our Chief Executive Officer, Jeremy Stackawitz, one of our two Presidents, and Roland Boyd, who served as our Chief Financial Officer during the fiscal year ended March 31, 2013 and currently serves as our Group Financial Controller and Treasurer. Messrs. Stackawitz and Boyd were our two most highly compensated executive officers other than our Chief Executive Officer during the fiscal year ended March 31, 2013. We refer to these three individuals in this prospectus as our named executive officers.

Name and Principal Position	Fiscal Year Ended March 31,	Salary	Bonus	Option awards		Nonqualified deferred compensation earnings	Non-equity incentive plan compensation	All other compensation	Total
Paul Cowan,
Chief Executive Officer	2013	$240,000	—	$59,419	(1)	—	—	—	$299,419
Jeremy Stackawitz,
President	2013	$309,309	$70,000	—		—	—	—	$379,309
Roland Boyd,
Former Chief Financial Officer; current Group Financial Controller and Treasurer	2013	$101,749	$32,000	$95,000	(2)	—	—	$14,200	$292,949

(1)	Represents 62,546 options at the fair market value of the underlying securities of $0.95 on August 31, 2012.
(2)	Represents 100,000 options at the fair market value of the underlying securities of $0.95 on February 13, 2013.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth information regarding equity awards held by our named executive officers as of March 31, 2013. All options are options to purchase ordinary shares.

OPTION AWARDS

Name	Vesting start date	Number of securities underlying exercisable options	Equity incentive plan awards: number of securities underlying unexercisable options(1)	Option exercise price(2)	Option expiration date
		(#)	(#)	($)
Paul Cowan, Chief Executive Officer	August 31, 2015	—	62,546	0.46	August 30, 2022
Jeremy Stackawitz, President	—	—	—	—	-
Roland Boyd, Former Chief Financial Officer; current Group Financial Controller and Treasurer	August 14, 2015	—	100,000	0.46	February 12, 2023

(1)	Vesting of all options is subject to continued service through the applicable vesting date.
(2)	The option exercise prices are lower than the fair market value of the underlying securities. As described more fully in “Management’s discussion and analysis of financial condition and results of operations—Valuation of share options,” as part of the preparation of this prospectus, the Board has reviewed the fair value of our ordinary shares at the various dates in recent years when option and share awards have been granted. This review has resulted in certain instances in the Board concluding that the fair value of the underlying securities is higher than the option exercise prices determined at the time. The resulting increase in compensation expense has been reflected in our financial statements.

Incentive compensation

Mr. Cowan was granted options to acquire 557,554 ordinary shares at an exercise price of $1.0525658 on June 28, 2013, and 62,546 options on August 31, 2012, at an exercise price of £0.2901.

Mr. Stackawitz was issued 138,386 A ordinary shares, 39,539 A deferred shares and 118,617 B deferred shares at a subscription price of $0.001 per share on February 16, 2012. He also was issued 300,000 C deferred shares at a subscription price of £0.2901, equivalent to approximately $0.46 per share on the same date. We issued these shares in connection with our acquisition of our predecessor’s business to replace equivalent shares previously issued to Mr. Stackawitz by our predecessor. Prior to March 3, 2014, we were owed approximately $138,000 of the purchase price for these shares from Mr. Stackawitz. On February 28, 2014, we paid Mr. Stackawitz a cash bonus, a portion of which was used to repay this amount in full. Subsequent to February 16, 2012, Mr. Stackawitz’s A, B, and C deferred shares converted into an additional 339,539 A ordinary shares and 118,617 B ordinary shares. Our Articles of Association specify a number of restrictions on the shareholdings held by Mr. Stackawitz and they also specify certain conditions which may cause these shares to be forfeit or which may require Mr. Stackawitz to compulsorily transfer his shareholdings to us for an aggregate consideration of £1, including if Mr. Stackawitz were to end his employment with us.

Executive compensation

Mr. Boyd was granted 100,000 options on February 15, 2013, at an exercise price of £0.2901 per share, and 25,000 options on June 28, 2013, at an exercise price of £1.0525658 per share.

AGREEMENTS WITH OUR EXECUTIVE OFFICERS

Paul Cowan

We entered into a service agreement with Paul Cowan dated February 16, 2012 that sets forth the terms and conditions under which Mr. Cowan serves as our Chief Executive Officer. The agreement has no specific term. Mr. Cowan’s current annual base salary for fiscal year 2014 is $450,000.

Both we and Mr. Cowan must give a minimum of 12 months’ prior notice to terminate his employment, other than for cause (as defined in his service agreement). We have the right to place Mr. Cowan on paid leave rather than allowing him to continue to provide services during this notice period. Mr. Cowan is obligated to refrain from competition with us for nine months after his termination, unless that period is shortened by a period of leave. After notice to terminate has been given by Mr. Cowan or us, all or part of the duration of the notice period of leave would be counted as part of the non-competition period. Upon termination, we would owe Mr. Cowan the balance of his base salary for the remaining term of the agreement.

For fiscal years ending March 31, 2014 onwards, Mr. Cowan is eligible for an annual discretionary bonus equal to 100% of his base salary, subject to achievement of corporate performance goals and individual performance goals.

Jeremy Stackawitz

We entered into an employment agreement with Jeremy Stackawitz dated March 9, 2009 that sets forth the terms and conditions of Mr. Stackawitz’s employment as one of our two Presidents. The agreement has no specific term and establishes an at-will employment relationship. Mr. Stackawitz’s current annual base salary for fiscal year 2014 is $320,000.

We may terminate Mr. Stackawitz’s employment with or without cause, but Mr. Stackawitz is required to provide at least two months’ advance notice to us if he is terminating his employment. If we terminate Mr. Stackawitz’s employment other than for cause (as defined in his employment agreement), he will be entitled to receive, subject to certain conditions, severance equal to 12 months of his then current base salary and employee benefits (as defined in his employment agreement), payable as a lump sum as soon as practicable after the date of termination, but in no event later than March 15th of the following year. Mr. Stackawitz is obligated to (i) refrain from engaging in competition with us in the United States or in other countries in which we conduct our business for a period of one year after any termination and (ii) refrain from soliciting any of our executives, suppliers or customers for a period of two years after any termination.

We have agreed to indemnify Mr. Stackawitz to the maximum extent permitted by the organizational documents of Alba and applicable law, including against any actions, suits, proceedings or claims for which Mr. Stackawitz may be liable that may arise from our agreement with Ortho.

Mr. Stackawitz is eligible for an annual discretionary bonus equal to 50% of his base salary, subject to achievement of corporate performance goals and individual performance goals. In addition, Mr. Stackawitz is eligible for an annual revenue target bonus, subject to the achievement of certain revenue targets, up to a maximum of 150% of his base salary.

Edward Farrell

We entered into an employment agreement with Edward Farrell dated November 21, 2012 that sets forth the terms and conditions of Mr. Farrell’s employment as one of our two Presidents. Mr. Farrell’s employment commenced on February 14, 2013. The agreement has no specific term and establishes an at-will employment relationship. Mr. Farrell’s current annual base salary for fiscal year 2014 is £185,000 or approximately $296,000.

Both we and Mr. Farrell must give a minimum of 12 months’ prior notice to terminate his employment, other than for cause (as defined in his service agreement). We have the right to place Mr. Farrell on paid leave rather than allowing him to continue to provide services during this notice period. Mr. Farrell is obligated to refrain from competition with us for 12 months after his termination, unless that period is shortened by a period of leave. After notice to termination has been given by Mr. Farrell or us, all or part of the duration of the notice period of leave would be counted as part of the non-competition period. Upon termination, we would owe Mr. Farrell the balance of his base salary for the remaining term of the agreement.

In addition to his salary, Mr. Farrell is also entitled to a car allowance of £11,000 or approximately $17,600 per annum, contributions by his employer to a personal pension plan of 6% of salary and private healthcare benefits of £1,860 or approximately $2,976 per annum. For fiscal years ending March 31, 2014 onwards, Mr. Farrell is eligible for an annual discretionary bonus equal to 50% of his base salary, subject to achievement of corporate performance goals and individual performance goals. In April 2013, we granted Mr. Farrell an option to purchase 300,000 shares at an exercise price of £0.01 per share.

Roland Boyd

We entered into a service agreement with Roland Boyd dated August 14, 2012 that sets forth the terms and conditions under which Mr. Boyd has served as our Chief Financial Officer and serves as Group Financial Controller and Treasurer. The agreement has an indefinite term. Mr. Boyd’s current annual base salary for fiscal year 2014 is £120,000.

Both we and Mr. Boyd must give a minimum of 6 months’ prior notice to terminate his employment, other than for cause (as defined in his service agreement). We have the right to place Mr. Boyd on paid leave rather than allowing him to continue to provide services during this notice period. Mr. Boyd is obligated to refrain from competition with us for 12 months after his termination, unless that period is shortened by a period of leave. After notice to terminate has been given by Mr. Boyd or us, all or part of the duration of the notice period of leave would be counted as part of the non-competition period. Upon termination, we would owe Mr. Boyd the balance of his base salary and contractual benefits for the remaining term of the agreement.

In addition to his salary, Mr. Boyd is also entitled to a car allowance of £550 per month (or a company car up to a value of £35,000), contributions by his employer to a personal pension plan of 6% of salary and private healthcare benefits of £1,860 or approximately $2,976 per annum. For fiscal years ending March 31, 2014 onwards, Mr. Boyd is eligible for an annual discretionary bonus equal to 33.33% of his base salary, subject to achievement of corporate performance goals and individual performance goals.

Stephen Unger

We entered into an employment agreement with Stephen Unger dated March 5, 2014 that sets forth the terms and conditions of Mr. Unger’s employment as our Chief Financial Officer. Mr. Unger’s employment commenced on January 1, 2014. The agreement has no specific term and establishes an at-will employment relationship. Mr. Unger’s current annual base salary for fiscal year 2014 is $300,000.

Executive compensation

We may terminate Mr. Unger’s employment with or without cause, but Mr. Unger is required to provide at least two months’ advance written notice to us if he terminates his employment. If we terminate Mr. Unger’s employment other than for cause (as defined in his employment agreement), he will be entitled to receive, subject to certain conditions, severance equal to 12 months of his then current base salary and employee benefits then in effect (as defined in his employment agreement), payable as a lump sum as soon as practicable after the date of termination, but in no event later than March 15th of the following year. Mr. Unger is obligated to (i) refrain from engaging in competition with us in the United States or in other countries in which we conduct our business for a period of one year after any termination and (ii) refrain from soliciting any of our executives, suppliers or customers for a period of two years after any termination.

We have agreed to indemnify Mr. Unger to the maximum extent permitted by our organizational documents and applicable law, for any acts or decisions made in good faith while performing services for us.

Mr. Unger is eligible for an annual discretionary bonus equal to 50% of his base salary, subject to achievement of corporate performance goals and individual performance goals, starting with the financial year ending March 31, 2015. Upon completion of this offering, we will pay Mr. Unger a bonus of $250,000. We will also grant Mr. Unger options to purchase, or restricted stock units in respect of, 210,000 ordinary shares, which will vest in equal installments with one-third vesting upon the first anniversary following his commencement of employment, and the remainder vesting in equal installments on the second and third anniversary. These options will vest automatically upon a change of control (as defined in the employment agreement). In June 2013, in connection with his consulting services provided to us, we granted Mr. Unger an option to purchase 100,000 shares at an exercise price $1.05.

DIRECTOR COMPENSATION

We do not pay any cash or equity director compensation to Mr. Cowan, as he is compensated as an employee of our company. Prior to this offering, we also have not paid cash director compensation to directors who are affiliated with one or more of the investment funds that hold significant share ownership positions in our company, including Messrs. Wilkerson and Shroff.

We have three directors who are unaffiliated with our significant shareholders: Mr. Hallsworth, who chairs the Audit Committee and, Messrs. McDonough and Bologna. Prior to this offering, we have not paid cash director compensation to these unaffiliated directors. The following table sets forth the share options held by the directors as of March 31, 2013, other than Mr. Cowan; for information regarding Mr. Cowan’s executive compensation see the summary compensation table above. All options are options to purchase ordinary shares.

Name	Vesting start date	Number of securities underlying exercisable options	Equity incentive plan awards: number of securities underlying unexercisable options(1)	Option exercise price(2)	Option expiration date
		(#)	(#)	($)
John Wilkerson	August 31, 2012	62,546	62,546	0.46	August 30, 2022
Brian McDonough	August 31, 2012	125,091	125,091	0.46	August 30, 2022
David Azad	August 31, 2012	62,546	62,546	0.46	August 30, 2022
Thomas Bologna	August 31, 2012	125,091	125,091	0.46	August 30, 2022
Frederick Hallsworth	August 31, 2012	62,546	62,546	0.46	August 30, 2022

(1)	Vesting of all options is subject to continued service through the applicable vesting date.
(2)	The option exercise prices are lower than the fair market value of the underlying securities. As described more fully in “Management’s discussion and analysis of financial condition and results of operations—Valuation of share options,” as part of the preparation of this prospectus, the Board has reviewed the fair value of our ordinary shares at the various dates in recent years when option and share awards have been granted. This review has resulted in certain instances in the Board concluding that the fair value of the underlying securities is higher than the option exercise prices determined at the time. The resulting increase in compensation expense has been reflected in our financial statements.

Following completion of this offering, we expect our Board of Directors to adopt a director compensation program. Under this director compensation program, we will pay our non-employee directors that are unaffiliated with our significant shareholders an annual cash retainer for service on the Board of Directors of $35,000.

We will also reimburse our non-employee directors for reasonable travel and out-of-pocket expenses incurred in connection with attending our Board of Director and committee meetings.

Our non-employee directors will also generally be eligible to receive restricted shares, options and other share based equity awards under 2013 Plan. For additional information, see “—Equity and incentive plans—2014 Stock Incentive Plan.” Further, each non-employee director serving on our Board of Directors effective upon the pricing of this offering will receive an option to purchase          shares. Each such option will be granted with an exercise price of $         and will vest following the grant date, subject to the director’s continued service as a director.

The director compensation program is intended to provide a total compensation package that enables us to attract and retain qualified and experienced individuals to serve as directors and to align our directors’ interests with those of our shareholders.

EQUITY AND INCENTIVE PLANS

Our shareholders and Board of Directors previously adopted the 2013 Enterprise Management Plan, or the 2013 Plan. In connection with this offering, we intend to adopt the 2014 Stock Incentive Plan, or the 2014 Plan.

As of December 31, 2013, the number of shares reserved for issuance, number of shares issued, number of shares underlying outstanding share options and number of shares remaining available for future issuance under the 2013 Plan is set forth in the table below. The table below also reflects the shares associated with the 2014 Plan, which will become effective upon the pricing of the offering. Our Board of Directors has determined not to make any further awards under the 2013 Plan following the closing of this offering.

Name of Plan	Number of Shares Reserved for Issuance	Number of Shares Issued	Number of Shares Underlying Outstanding Options	Number of Shares Remaining Available for Future Issuance
2013 Enterprise Management Plan	2,639,229	125,092	2,252,374	261,763
2014 Stock Incentive Plan		—	—

Subsequent to December 31, 2013, in February 2014, we granted to certain of our employees options to acquire 37,500 ordinary shares under the 2013 Plan. All such options were granted with an exercise price of $3.00 per share.

Executive compensation

In                     , 2014, our Board of Directors approved the grant of an aggregate of options to purchase ordinary shares under the terms of the 2014 Plan, effective upon the pricing of this offering, of which options will be awarded to our non-employee directors and options will be awarded to employees, including our executive officers. All such options will be granted with an exercise price equal to the price in this offering.

The following description of each of our share incentive plans is qualified by reference to the full text of those plans, which are filed as exhibits to the registration statement of which this prospectus is a part.

2013 Enterprise Management Incentive Plan

We adopted the 2013 Enterprise Management Incentive Plan, or the 2013 Plan, to enhance our ability to attract, retain and motivate persons expected to make important contributions to our company by providing such persons with equity ownership opportunities and performance-based incentives. All of our employees are eligible to be granted options under the 2013 Plan. The 2013 Plan is administered by our Board of Directors. Subject to certain conditions, the 2013 Plan permits grants of enterprise management incentive options, or EMI options, under the terms of Schedule 5 to the U.K. Income Tax (Earnings and Pensions) Act 2003 (or ITEPA) for U.K.-based employees.

Options may be exercised upon the occurrence of certain events, including among other events, (i) in a sale of any shares of our share capital, which confers more than 50% of the total voting rights of all our issued shares; (ii) in the sale of all or substantially all of the undertakings of our company and our subsidiaries, and (iii) in the event of a listing of our shares on any “Recognized Investment Exchange” as defined in Section 841(a) of the Corporation Taxes Act 2009. In the event our shares are listed, an option may be exercised, in three equal installments, on the first, second and third anniversaries of the date of the grant. Options must be exercised during an employee’s term of employment or service or within 40 days of termination of employment or service (or within one year in the case of termination on account of a participant’s death). The options lapse after specified periods upon the occurrence of applicable events, including, forty days after (i) the sale of any shares of our share capital which confers more than 50% of the total voting rights of all our issued shares or (ii) the sale of all or substantially all of the undertakings of our company and our subsidiaries.

The maximum term of an option award is ten years.

Each option grant is documented through an option agreement. The exercise price per share of all options is determined by our Board of Directors at the time of the grant.

Awards are non-transferable and our Board of Directors retains discretion to amend, modify or terminate any outstanding award. Awards may be accelerated to become immediately exercisable in full or in part upon approval of our Board of Directors.

In the event of certain changes in our capitalization, the number of shares available for issuance under the 2013 Plan, as well as the exercise price per share of each outstanding option may be appropriately adjusted by our Board of Directors. The 2013 Plan provides for certain exchange rights in the event of change in control and provides for conditional exercise in connection with a court-ordered reorganization of our company or our amalgamation with any other company or companies.

As of December 31, 2013, there were 2,252,374 ordinary shares issuable upon the exercise of outstanding options, at a weighted-average exercise price of $0.81 per ordinary share. Subsequent to such date, in February 2014, we granted options to acquire 37,500 ordinary shares at an exercise price of $3.00 per share.

2014 Stock Incentive Plan

Our Board of Directors and our shareholders have approved the 2014 Stock Incentive Plan, or the 2014 Plan. The 2014 Plan provides us flexibility with respect to our ability to attract and retain the services of qualified employees, officers, directors, consultants and other service providers upon whose judgment, initiative and efforts the successful conduct and development of our business depends, and to provide additional incentives to such persons to devote their effort and skill to the advancement and betterment of our company, by providing them an opportunity to participate in the ownership of our company and thereby have an interest in its success and increased value.

We have reserved an aggregate of                  ordinary shares for issuance under the 2014 Plan. This number is subject to adjustment in the event of a recapitalization, share split, share consolidation, reclassification, share dividend or other change in our capital structure. To the extent that an award terminates, or expires for any reason, then any shares subject to the award may be used again for new grants. However, shares which are (i) not issued or delivered as a result of the net settlement of outstanding share appreciation rights, or SARs, or options, (ii) used to pay the exercise price related to outstanding options, (iii) used to pay withholding taxes related to outstanding options or SARs or (iv) repurchased on the open market with the proceeds from an option exercise, will not be available for re-grant under the 2014 Plan.

The number of ordinary shares reserved for issuance will automatically increase on April 1 of each fiscal year, from April 1, 2014 (assuming the 2014 Plan becomes effective before such date) through April 1, 2022, by         % of the total number of shares of our ordinary shares outstanding on March 31 of the preceding fiscal year, or such smaller amount as determined by our Board of Directors. The maximum number of shares that may be issued upon the exercise of incentive stock options under the 2014 Plan is                  shares.

The 2014 Plan permits us to make grants of (i) incentive stock options pursuant to Section 422 of the Code and (ii) non-qualified stock options. Incentive share options may only be issued to our employees. Non-qualified share options may be issued to our employees, directors, consultants and other service providers. The option exercise price of each option granted pursuant to the 2014 Plan will be determined by our remuneration committee and may not be less than 100% of the fair market value of the ordinary shares on the date of grant, subject to certain exceptions. The term of each option will be fixed by the our remuneration committee and may not exceed ten years from the date of grant. All option grants under the 2014 Plan are made pursuant to a written option agreement.

The 2014 Plan permits us to sell or make grants of restricted shares. Restricted shares may be sold or granted to our employees, directors, consultants and other service providers (or of any current or future parent or subsidiary of our company). Restricted shares issued under the 2014 Plan is sold or granted pursuant to a written restricted shares purchase agreement.

The 2014 Plan also permits us to issue SARs. SARs may be issued to our employees, directors, consultants and other service providers. The base price per share of ordinary shares covered by each SAR may not be less than 100% of the fair market value of the ordinary shares on the date of grant, subject to certain exceptions. SAR grants under the 2014 Plan are made pursuant to a written SAR agreement.

Further, the 2014 Plan permits us to issue restricted share units, or RSUs. RSUs may be issued to our employees, directors, consultants and other service providers. RSU grants under the 2014 Plan are made pursuant to a written RSU agreement.

The 2014 Plan is administered by our remuneration committee, which has the authority to control and manage the operation and administration of the 2014 Plan. In particular, the remuneration committee

Executive compensation

has the authority to determine the persons to whom, and the time or times at which, incentive share options, nonqualified share options, restricted shares, SARs or RSUs shall be granted, the number of shares to be represented by each option agreement or covered by each restricted share purchase agreement, SAR agreement or RSU agreement and the exercise price of such options and the base price of such SARs. In addition, our remuneration committee has the authority to accelerate the exercisability or vesting of any award, and to determine the specific terms, conditions and restrictions of each award. The remuneration committee will be composed exclusively of individuals intended to be, to the extent provided by Rule 16b-3 of the Exchange Act, independent directors and will, at such times as we are subject to Section 162(m) of the Internal Revenue Code, qualify as outside directors for purposes of Section 162(m) of the Internal Revenue Code.

Unless provided otherwise within each written option agreement, restricted share purchase agreement, SAR agreement or RSU agreement as the case may be, the vesting of all options, restricted share, SARs and RSUs granted under the 2014 Plan shall accelerate automatically in the event of a “change in control” (as defined in the 2014 Plan) effective as of immediately prior to the consummation of the change in control unless such equity awards are to be assumed by the acquiring or successor entity (or parent thereof) or equity awards of comparable value are to be issued in exchange therefor or the equity awards granted under the 2014 Plan are to be replaced by the acquiring entity with other incentives under a new incentive program containing such terms and provisions as our remuneration committee in its discretion may consider equitable.

Our Board of Directors may from time to time alter, amend, suspend or terminate the 2014 Plan in such respects as our Board of Directors may deem advisable, provided that no such alteration, amendment, suspension or termination shall be made which shall substantially affect or impair the rights of any participant under any awards previously granted without such participant’s consent.

No awards may be granted under the 2014 Plan after the date that is ten years from the date the 2014 Plan was approved by our shareholders.

DEFINED CONTRIBUTION PENSION PLAN

We operate a defined contribution pension plan for our employees. Our executive officers and directors do not participate in this plan. The assets of the plan are held separately from us in an independently administered fund. Pension costs during the years ended March 31, 2013, 2012 and 2011 amounted to $263,000, $228,000 and $208,000 respectively.

Certain relationships and related party transactions

The following is a description of transactions, since January 1, 2011, in which (a) we were a participant, (b) the amount involved exceeded $120,000 and (c) one or more of our executive officers, directors or 5% shareholders, or their immediate family members, each of whom we refer to as a “related person,” had a direct or indirect material interest. We refer to these as “related person transactions.”

REORGANIZATION AND GALEN INVESTMENT TRANSACTIONS

We were incorporated on January 18, 2012. Upon our incorporation, we issued two ordinary shares to Quotient Biodiagnostics Group Limited, or QBDG, a holding company that previously owned our subsidiaries, Alba Bioscience Limited (or Alba), Quotient Biodiagnostics, Inc. (or QBDI) and QBD (QSIP) Limited (or QSIP), and is wholly-owned and controlled by Deidre Cowan, the spouse of our chief executive officer, Paul Cowan.

On February 16, 2012, in connection with the investment in us by Galen Partners LLP and affiliated entities, or Galen, we completed the following transactions:

(1)	we issued 14,023,552 A preference shares to QBDG in connection with the acquisition of 100% of the issued share capital of Alba, QBDI and QSIP;

(2)	we issued 177,295 A ordinary shares, 59,309 A deferred shares, 118,617 B deferred shares and 525,710 C deferred shares to certain of our senior executives to replace equivalent shares previously issued to the same senior executives by QBDG;

(3)	we issued 10,450,653 new B preference shares to Galen and 190,011 to our director, Thomas Bologna, for a total consideration of $11.2 million;

(4)	we paid a total consideration of $1.8 million to QBDG for the intellectual property rights relating to MosaiQ™;

(5)	we repurchased 1,553,598 A preference shares from QBDG for a total consideration of $1.6 million;

(6)	we repaid all inter-company balances owed by Alba to QBDG, and, simultaneously, QBDG repaid all inter-company balances owed by it to QBDI; and

(7)	we granted warrants to subscribe up to 4,750,296 A preference or B preference shares at a total subscription price of $5.0 million to QBDG (950,059), Galen (3,762,316) and Thomas Bologna (37,921).

FEBRUARY 2013 WARRANT EXERCISES

On February 14, 2013, we issued the following shares in connection with certain exercises of outstanding warrants by the holders thereof:

(1)	we issued an aggregate of 3,762,316 B preference shares to Galen for an aggregate purchase price of $3,960,085; and

(2)	we issued 250,000 A preference shares to QDBG for an aggregate purchase price of $263,141.

DECEMBER 2013 REFINANCING TRANSACTIONS

On December 6, 2013, in connection with the refinancing of our Haemonetics borrowings with the MidCap Financial term loan agreement, we completed the following transactions:

(1)	we issued 666,667 C preference shares to Galen for a total consideration of $2,000,001;

(2)	we issued 83,333 C preference shares to Paul Cowan for a total consideration of $249,999; and

Certain relationships and related party transactions

(3)	we issued 50,000 C preference shares to our Group Financial Controller and Treasurer, Roland Boyd, for a total consideration of $150,000.

QUOTIENT BIODIAGNOSTICS HOLDINGS LIMITED SHAREHOLDERS AGREEMENT

In connection with Galen’s investment in our company, we have entered into an agreement with Galen and certain of our other shareholders. Pursuant to this agreement, Galen agreed to share voting rights over certain corporate actions, including amendments to the articles, the issuance of any shares, declarations of dividends, mergers and acquisitions, significant borrowings, asset sales, and other transactions. This agreement will terminate upon the completion of this offering.

EMPLOYMENT AGREEMENTS

We are party to service or employment agreements with our executive officers. For additional information, see “Executive compensation—Agreements with our executive officers.”

EQUITY AWARDS

We have issued certain shares and granted share options to our executive officers and our directors. For additional information, see “Executive compensation—Outstanding equity awards at fiscal year end” and “—Director compensation.”

INDEMNIFICATION

We intend to enter into indemnification agreements with each of our directors to indemnify them against certain liabilities and expenses arising from their being a director (but specifically excluding any circumstance where they are determined to have violated their fiduciary duty to us). Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

NON-EXECUTIVE DIRECTOR APPOINTMENT LETTERS

In connection with this offering, we intend to enter into letters of appointment with each of our non-executive directors. These letters set forth the main terms on which each of our non-executive directors serve on our Board of Directors. Continued appointment under the letter is contingent on continued satisfactory performance, re-nomination by the remuneration committee and approval of the Board of Directors, re-election by the shareholders and any relevant statutory provisions and provisions of our articles of association relating to removal of a director.

PROCEDURES FOR APPROVAL OF RELATED PARTY TRANSACTIONS

Currently, under our Related Party Transaction Policy,          is charged with the primary responsibility for determining whether, based on the facts and circumstances, a related person has a direct or indirect material interest in a proposed or existing transaction. To assist          in making this determination, the policy sets forth certain categories of transactions that are deemed not to involve a direct or indirect material interest on behalf of the related person. If, after applying these categorical standards and weighing all of the facts and circumstances,          determines that the related person would have a direct or indirect material interest in the transaction,          must present the transaction to the Audit Committee for review or, if impracticable under the circumstances, to the Chair of the Audit Committee. The Audit Committee must then either approve or reject the transaction in accordance with the terms of the policy.

Principal shareholders

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of December 31, 2013 and immediately after the closing of this offering, for:

➢	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding ordinary shares;

➢	each of our directors;

➢	each of our executive officers; and

➢	all directors and executive officers as a group.

Beneficial ownership is determined in accordance with SEC rules. In general, under these rules a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares voting power or investment power with respect to such security. A person is also deemed to be a beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within 60 days. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

The percentage of shares beneficially owned prior to the offering is computed on the basis of 29,239,180 ordinary shares issued as of December 31, 2013, which reflects the assumed conversion of all of our outstanding preference shares, A ordinary shares and B ordinary shares into ordinary shares upon the closing of this offering.

The percentage of shares beneficially owned after the offering is computed on the basis of ordinary shares outstanding, which assumes no exercise of the underwriters’ option to purchase additional shares.

Ordinary shares that a person has the right to acquire within 60 days of December 31, 2013 are deemed outstanding for purposes of computing the percentage ownership of such person’s holdings, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group.

Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all ordinary shares shown to be beneficially owned by them, based on information provided to us by such shareholders.

Principal shareholders

Unless otherwise indicated below, the address for each beneficial owner listed is c/o Quotient Limited, P.O. Box 1075, Elizabeth House, 9 Castle Street, St Helier, JE4 2QP, Jersey, Channel Islands.

		Percentage of ordinary shares beneficially owned
Name and address of beneficial owner	Number of ordinary shares beneficially owned	Before offering	After offering(1)
5% shareholders:
QBDG(2)	12,719,954	43.5%
Galen Partners(3)	15,004,728	51.3
Executive officers and directors:
Paul Cowan(4)	12,803,287	43.8
Jeremy Stackawitz	596,542	2.0
Edward Farrell	6,667	*
Stephen Unger	25,000	*
Roland Boyd	50,000	*
Thomas Bologna	400,525	1.4
Frederick Hallsworth	136,715	*
Brian McDonough	64,169	*
Zubeen Shroff(5)	15,004,728	51.3
John Wilkerson(5)	15,004,728	51.3
All Directors and Executive Officers as a group	29,087,633	99.5%

*	Denotes less than 1%.
(1)	Assumes no exercise of the underwriters’ option to purchase additional shares. See “Underwriting.”
(2)	Deidre Cowan, Mr. Cowan’s spouse, exercises sole voting and dispositive power over the 12,719,954 ordinary shares held of record by QBDG.
(3)	The business address of Galen Partners is 680 Washington Blvd., Stamford, CT 06901. Includes 13,708,981 ordinary shares held of record by Galen Partners V LP, 1,170,655 ordinary shares held of record by Galen Partners International V LP and 125,092 ordinary shares held of record by Galen Management, LLC (collectively, “Galen Partners”). John Wilkerson, David Jahns, and Zubeen Shroff exercise voting, investment and dispositive rights over our securities held of record by Galen Partners.
(4)	Includes 83,333 ordinary shares held of record by Mr. Cowan and 12,719,954 ordinary shares beneficially owned by Mr. Cowan’s spouse, Deidre Cowan, who exercises sole voting and dispositive power over 12,719,954 ordinary shares held of record by QBDG.
(5)	Consists solely of the ordinary shares identified in footnote 3. Each of Mr. Shroff and Mr. Wilkerson disclaims beneficial ownership of the ordinary shares identified in footnote 3, except to the extent of his proportionate pecuniary interest in such shares.

Description of share capital

GENERAL

Quotient Limited was originally formed as a private limited liability, no par value company named QBDG (Newco) Limited, on January 18, 2012 under the Companies (Jersey, Channel Islands) Law 1991 (referred to below, as amended, as the “Jersey Companies Law”) with the registered number 109886. The company changed its name to Quotient Biodiagnostics Holdings Limited on January 27, 2012, and changed its name to Quotient Limited on May 10, 2013. On , 2014, the company’s status was changed to a public limited liability no par value company.

The registered office of Quotient Limited is at c/o Quotient Limited, P.O. Box 1075, Elizabeth House 9 Castle Street St Helier Jersey, Channel Islands, JE2 2QP and its principal executive office is at Pentlands Science Park, Bush Loan, Penicuik, Midlothian, EH26 OPZ, United Kingdom.

INTRODUCTION

This section describes the rights available to legal shareholders. Under Jersey, Channel Islands law, only persons who hold shares in CREST (an electronic clearing system in the United Kingdom) or holders of shares in certificated form may be recorded as shareholders in our share register maintained by our share registrar (also known as a transfer agent). The shares sold in this offering will, at least initially, be held in certificated form by Cede & Co., as nominee for the Depository Trust Company, or DTC, which will establish accounts in its electronic system for participating brokerage firms. Investors who purchase these shares will be reflected within the DTC system, but will not appear on our official share register. Therefore holders in “street name” through participating DTC brokerage firms will not be directly entitled to the rights conferred on our shareholders by our Articles of Association, or the Articles, or the rights conferred on shareholders of a Jersey company under the Jersey Companies Law, including rights related to voting and payments of dividends. Rather, holders in “street name” through participating DTC brokerage firms must look to DTC as the shareholder of record. DTC, in turn, is expected to distribute to participating DTC brokerage firms dividend payments that we have remitted to DTC in a single lump sum, and to authorize participating DTC brokerage firms to coordinate voting matters. There is no contract or other agreement between us and DTC that requires DTC to perform any action with respect to investors reflected within the DTC system; however, investors may have rights enforceable against DTC (but not us) through their contractual relationship with participating DTC brokerage firms.

Investors who purchase beneficial interests in the DTC system in our ordinary shares through NASDAQ must look solely to their brokerage firm, and in turn, DTC, for the payment of dividends, the exercise of voting rights and all other rights associated with our ordinary shares.

Investors who wish to hold their shares directly in certificated form, rather than indirectly through DTC’s electronic system, may request through their broker, who in turn will coordinate with             , as our share registrar (transfer agent) that they be issued a share certificate. This may require payment of administrative fees and additional requirements by individual brokers in order to process trades of ordinary shares represented by share certificates through NASDAQ. Please see “Our ordinary shares and trading in the United States.”

AUTHORIZED AND ISSUED SHARE CAPITAL

We are a no par value company, meaning that our shares do not have any nominal or par value. Our constitutional documents permit us to issue an unlimited number of shares.

Description of share capital

The issued share capital of our company as of                 , 2014 was                  fully paid ordinary shares of nil par value.

MEMORANDUM AND ARTICLES OF ASSOCIATION

Public limited companies formed under the laws of Jersey are governed in general by two organizational documents, a Memorandum of Association and Articles of Association. The Memorandum of Association sets forth the basic constitutional details of the company and its authorized share capital. The Articles of Association set forth other general corporate matters, including the rights of shareholders and provisions concerning shareholder and director meetings and directors’ terms and fees. The full text of both our Memorandum of Association and Articles of Association are exhibits to this prospectus and are also available at our website, www.quotientbd.com. Information contained on our website or that is accessible through it is not incorporated by reference into this prospectus and should not be considered to be part of this prospectus, and you should not rely on any such information in making the decision whether to purchase our ordinary shares.

QUOTIENT MEMORANDUM OF ASSOCIATION

Under the Jersey Companies Law, the capacity of a Jersey company is not limited by anything contained in its Memorandum or Articles of Association. Accordingly, we are able to operate in any markets and to provide any services which are legally permissible and that the directors deem appropriate. Our Memorandum of Association permits us to issue an unlimited number of shares.

QUOTIENT ARTICLES OF ASSOCIATION

Voting rights

Each shareholder is entitled to one vote on a show of hands and to one vote per share held by such shareholder on a poll. There is no cumulative voting of shares.

Shareholders are ineligible to vote (unless our board determines otherwise) if any call or other sum presently payable by the shareholder to us in connection with such shares remains unpaid.

Transfer of shares

Shareholders may transfer certificated shares through a customary share transfer form and the presentation of the applicable physical share certificate. Under Jersey law, legal title to shares may not be held or transferred in uncertificated form in the DTC system. Accordingly, any of our shares purchased on NASDAQ represent only beneficial interests in the underlying aggregate certificated share position held by DTC. Transfers in “street name” through the DTC system are legally considered a transfer of the beneficial interest and are to be conducted in accordance with NASDAQ and DTC procedures.

Beneficial holders in “street name” may request at any time that actual ordinary shares in certificated form be registered in their name which would therefore accord them full rights as legal shareholders under Jersey law. Please see “Our ordinary shares and trading in the United States.”

Our Board of Directors in its discretion may suspend the registration of transfers of shares for periods not exceeding 30 days in any year. Our Board of Directors may also decline to register transfers of shares:

➢	that are not fully paid; and

➢	upon which we have a lien.

If our Board of Directors declines to register a transfer of shares, we must notify the transferee within two months thereafter.

Dividends and other distributions

In order to be able to declare any dividends, our directors must issue a statutory solvency statement to the effect that, immediately following the date on which the dividends are proposed to be paid, the company will be able to discharge its liabilities as they fall due and, having regard to the prospects of the company and to the intentions of the directors with respect to the management of the company’s business and the amount and character of the financial resources that will in the view of the directors be available to the company, the company will be able to continue to carry on business and discharge its liabilities as they fall due for the 12 months immediately following the date on which the dividend is proposed to be paid (or until the company is dissolved on a solvent basis, if earlier).

Dividends must be apportioned and paid pro rata according to the amounts paid on shares, unless otherwise specified in the rights attached to a specific class or classes of shares. Dividends do not accrue interest and may, if unclaimed, be invested by our Board of Directors on our behalf until claimed. Any dividend unclaimed after a period of 12 years from the date of declaration of such dividend or the date on which such dividend became due for payment is forfeited and becomes our property.

Our Articles of Association provide that if we have been authorized by an ordinary resolution of our shareholders, our Board of Directors may offer our shareholders the right to receive in lieu of any cash dividend (or part thereof) that we declare on our ordinary shares, such number of our ordinary shares that are (or nearly as possible) equivalent in value to the cash dividend, based on the market price of such shares determined in accordance with our Articles of Association.

Winding up

If we are wound up (whether the liquidation is voluntary, under supervision, or by the courts of Jersey) the liquidator (or the board, where no liquidator is appointed) may, with the authority of a special resolution of our shareholders, divide among our shareholders part or all of our assets, or transfer any part of our assets to a trustee for the benefit of our shareholders.

Changes in capital and allotment of securities

We may, by special resolution of our shareholders, alter our Memorandum of Association to increase or reduce the number of shares that we are authorized to issue, to consolidate all or any of our shares (whether issued or not) into fewer shares or to divide all or any of our shares (whether issued or not) into more shares, in each case in compliance with the Jersey Companies Law.

Subject to the provisions of the Jersey Companies Law, our board has the discretion to issue authorized but unissued shares.

Description of share capital

Variation of class rights

The rights attaching to any class of shares may only be altered by written consent of holders of not less than two-thirds in number of the issued shares of that class, or by special resolution of the relevant class passed at a class shareholder meeting by the holders of not less than two-thirds in number of the issued shares of that class being voted in person or by proxy at such meeting.

Change in Control

There are no provisions in our Articles of Association which would have an effect of delaying, deferring or preventing a change in our control.

General meetings

An annual general meeting and any other shareholders’ meeting (whether convened for the passing of an ordinary or a special resolution of our shareholders) shall be called by at least 14 clear days’ notice given to our shareholders, directors and our auditors.

Borrowing powers

Our Board of Directors has the full authority to authorize our entry into agreements to borrow money, to grant security over our assets and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of us or of any third party.

Directors

We may, by resolution of our shareholders, vary the minimum or maximum number of directors (subject to a minimum of two directors). Currently the minimum number of directors is two and the maximum is 12. We currently have six members on our Board of Directors.

Shareholders are only able to appoint a person as a director at a shareholder meeting if (i) the relevant person has been recommended by our board or is a serving director who is retiring at that shareholder meeting; or (ii) if a shareholder (other than the person proposed as a director) who is entitled to attend and vote at that shareholder meeting has submitted written notice to us of their intention to nominate the relevant person no less than seven and no more than 42 full days prior to the date of that shareholder meeting, along with a notice from the relevant person confirming their willingness to be appointed.

Directors are required to disclose any conflicts of interest with respect to any contract or proposed contract or any other arrangement or proposed arrangement with us.

OTHER JERSEY, CHANNEL ISLANDS LAW CONSIDERATIONS

Purchase of own shares

As with declaring a dividend, we may not buy back or redeem our shares unless our directors who are to authorize the buy back or redemption have made a statutory solvency statement that, immediately following the date on which the buy back or redemption is proposed, the company will be able to discharge its liabilities as they fall due and, having regard to prescribed factors, the company will be able to continue to carry on business and discharge its liabilities as they fall due for the 12 months immediately following the date on which the buy back or redemption is proposed (or until the company is dissolved on a solvent basis, if earlier).

If the above conditions are met, we may purchase shares in the manner described below.

We may purchase on a stock exchange our own fully paid shares pursuant to a special resolution of our shareholders. The resolution authorizing the purchase must specify:

➢	the maximum number of shares to be purchased;

➢	the maximum and minimum prices which may be paid; and

➢	a date, not being later than 18 months after the passing of the resolution, on which the authority to purchase is to expire.

We may purchase our own fully paid shares otherwise than on a stock exchange pursuant to a special resolution of our shareholders but only if the purchase is made on the terms of a written purchase contract which has been approved by an ordinary resolution of our shareholders. The shareholder from whom we propose to purchase or redeem shares is not entitled to take part in such shareholder vote in respect of the shares to be purchased.

We may fund a redemption or purchase of our own shares from any source. We cannot purchase our shares if, as a result of such purchase, only redeemable shares would remain in issue.

If authorized by a resolution of our shareholders, any shares that we redeem or purchase may be held by us as treasury shares. Any shares held by us as treasury shares may be cancelled, sold, transferred for the purposes of or under an employee share scheme or held without cancelling, selling or transferring them. Shares redeemed or purchased by us are cancelled where we have not been authorized to hold these as treasury shares.

Mandatory purchases and acquisitions

The Jersey Companies Law provides that where a person has made an offer to acquire a class of all of our outstanding shares not already held by the person and has as a result of such offer acquired or contractually agreed to acquire 90% or more of such outstanding shares, that person is then entitled (and may be required) to acquire the remaining shares. In such circumstances, a holder of any such remaining shares may apply to the Jersey court for an order that the person making such offer not be entitled to purchase the holder’s shares or that the person purchase the holder’s shares on terms different to those under which the person made such offer.

Other than as described above, we are not subject to any regulations under which a shareholder that acquires a certain level of share ownership is then required to offer to purchase all of our remaining shares on the same terms as such shareholder’s prior purchase.

Compromises and arrangements

Where we and our creditors or shareholders or a class of either of them propose a compromise or arrangement between us and our creditors or our shareholders or a class of either of them (as applicable), the Jersey court may order a meeting of the creditors or class of creditors or of our shareholders or class of shareholders (as applicable) to be called in such a manner as the court directs. Any compromise or arrangement approved by a majority in number representing 75% or more in value of the creditors or 75% or more of the voting rights of shareholders or class of either of them (as applicable) if sanctioned by the court, is binding upon us and all the creditors, shareholders or members of the specific class of either of them (as applicable).

Description of share capital

Whether the capital of the company is to be treated as being divided into a single or multiple class(es) of shares is a matter to be determined by the court. The court may in its discretion treat a single class of shares as multiple classes, or multiple classes of shares as a single class, for the purposes of the shareholder approval referred to above taking into account all relevant circumstances, which may include circumstances other than the rights attaching to the shares themselves.

No pre-emptive rights

The Jersey Companies Law does not confer any pre-emptive rights to purchase our shares on our shareholders.

Rights of Minority Shareholders

Under Article 141 of the Jersey Companies Law, a shareholder may apply to court for relief on the ground that the conduct of our affairs, including a proposed or actual act or omission by us, is “unfairly prejudicial” to the interests of our shareholders generally or of some part of our shareholders, including at least the shareholder making the application. What amounts to unfair prejudice is not defined in the Jersey Companies Law. There may also be common law personal actions available to our shareholders.

Under Article 143 of the Jersey Companies Law (which sets out the types of relief a court may grant in relation to an action brought under Article 141 of the Jersey Companies Law), the court may make an order regulating our affairs, requiring us to refrain from doing or continuing to do an act complained of, authorizing civil proceedings and providing for the purchase of shares by us or by any of our other shareholders.

Comparison of Jersey, Channel Islands Law and Delaware Law

Set forth below is a comparison of certain shareholder rights and corporate governance matters under Delaware law and Jersey law:

Corporate Law Issue	Delaware Law	Jersey Law
Special Meetings of Shareholders	Shareholders generally do not have the right to call meetings of shareholders unless that right is granted in the certificate of incorporation or by-laws. However, if a corporation fails to hold its annual meeting within a period of 30 days after the date designated for the annual meeting, or if no date has been designated for a period of 13 months after its last annual meeting, the Delaware Court of Chancery may order a meeting to be held upon the application of a shareholder.	Shareholders holding 10% or more of the company’s voting rights and entitled to vote at the relevant meeting may legally require our directors to call a meeting of shareholders. The Jersey Financial Services Commission, or JFSC, may, at the request of any officer, secretary or shareholder, call or direct the calling of an annual general meeting. Failure to call an annual general meeting in accordance with the requirements of the Jersey Companies Law is a criminal offense on the part of a Jersey company and its directors and secretary.

Interested Director Transactions

Interested director transactions are permissible and may not be legally voided if:

➢   either a majority of disinterested directors, or a majority in interest of holders of shares of the corporation’s capital stock entitled to vote upon the matter, approves the transaction upon disclosure of all material facts; or

➢    the transaction is determined to have been fair as to the corporation as of the time it is authorized, approved or ratified by the Board of Directors, a committee thereof or the shareholders.

An interested director must disclose to the company the nature and extent of any interest in a transaction with the company or one of its subsidiaries. Failure to disclose an interest entitles the company or a shareholder to apply to the court for an order setting aside the transaction concerned and directing that the director account to the company for any profit.

A transaction is not voidable and a director is not accountable notwithstanding a failure to disclose an interest if the transaction is confirmed by special resolution and the nature and extent of the director’s interest in the transaction are disclosed in reasonable detail in the notice calling the meeting at which the resolution is passed.

Although it may still order that a director account for any profit, a court shall not set aside a transaction unless it is satisfied that the interests of third parties who have acted in good faith would not thereby be unfairly prejudiced and the

Comparison of Jersey, Channel Islands Law and Delaware Law

Corporate Law Issue	Delaware Law	Jersey Law
transaction was not reasonable and fair in the interests of the company at the time it was entered into.

Cumulative Voting	The certificate of incorporation of a Delaware corporation may provide that shareholders of any class or classes or of any series may vote cumulatively either at all elections or at elections of directors of the corporation under specified circumstances.	There are no provisions in the Jersey Companies Law relating to cumulative voting.

Approval of Corporate Matters by Written Consent	Unless otherwise specified in a corporation’s certificate of incorporation, shareholders may take action permitted to be taken at an annual or special meeting, without a meeting, prior notice or a vote, if consents, in writing, setting forth the action, are signed by shareholders with not less than the minimum number of votes that would be necessary to authorize the action at a meeting. All consents must be dated and are only effective if the requisite signatures are collected within 60 days of the earliest dated consent delivered to the corporation.	A unanimous written consent by each shareholder entitled to vote on the matter may effect any matter that otherwise may be brought before a shareholders’ meeting, except for the removal of our auditors. Such consent shall be deemed effective when the instrument, or the last of several instruments, is last signed or on such later date as is specified in the resolution.

Business Combinations	With certain exceptions, a merger, consolidation or sale of all or substantially all of the assets of a Delaware corporation must be approved by the Board of Directors and a majority of the outstanding shares entitled to vote thereon.	Although our Articles of Association do not require shareholder approval of business combinations, the Jersey Companies Law (in the case of a merger) requires such approval by special resolution passed by at least two-thirds of the shares being voted in person or by proxy at a meeting or by unanimous written consent signed by each of the shareholders entitled to vote.

Limitations on Directors Liability and Indemnification of Directors and Officers	A Delaware corporation may include in its certificate of incorporation provisions limiting the personal liability of its directors to the corporation or its shareholders for monetary damages for many types of breach of fiduciary duty. However, these provisions may not limit liability for any breach of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or

The Jersey Companies Law does not contain any provision permitting Jersey companies to limit the liabilities of directors for breach of fiduciary duty.

However, a Jersey company may exempt from liability, and indemnify directors and officers for, liabilities:

➢   incurred in defending any proceedings (whether civil or criminal):

Corporate Law Issue	Delaware Law	Jersey Law

	a knowing violation of law, the authorization of unlawful dividends, stock repurchases or shares barring redemptions, or any transaction from	➢ in which judgment is given in the person’s favor or the person is acquitted, which a director derived an improper personal benefit. Moreover, these provisions would not be likely to bar claims arising under United States federal securities laws.

In addition, Delaware law permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorney’s fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful.

In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually or reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought

➢   which are discontinued otherwise than for some benefit conferred by the person or on the person’s behalf or some detriment suffered by the person, or

➢   which are settled on terms which include such benefit or detriment and, in the opinion of a majority of the directors of the company (excluding any director who conferred such benefit or on whose behalf such benefit was conferred or who suffered such detriment), the person was substantially successful on the merits in the person’s resistance to the proceedings;

➢   any liability incurred otherwise than to the company if the person acted in good faith with a view to the best interests of the company;

➢   any liability incurred in connection with an application made under Article 212 of the Jersey Companies Law in which relief is granted to the person by the court; or

➢   any liability against which the company normally maintains insurance for persons other than directors.

Comparison of Jersey, Channel Islands Law and Delaware Law

Corporate Law Issue	Delaware Law	Jersey Law
shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnify for such expenses despite such adjudication of liability.

Appraisal Rights	A shareholder of a Delaware corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights under which the shareholder may receive cash in the amount of the fair value of the shares held by that shareholder (as determined by a court) in lieu of the consideration the shareholder would otherwise receive in the transaction.	No appraisal rights.

Shareholder Suits	Class actions and derivative actions generally are available to the shareholders of a Delaware corporation for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

Under Article 141 of the Jersey Companies Law, a shareholder may apply to court for relief on the ground that the conduct of our affairs, including a proposed or actual act or omission by us, is “unfairly prejudicial” to the interests of our shareholders generally or of some part of our shareholders, including at least the shareholder making the application.

There may also be common or customary law personal actions available to shareholders.

Under Article 143 of the Jersey Companies Law (which sets out the types of relief a court may grant in relation to an action brought under Article 141 of the Jersey Companies Law), the court may make an order regulating the affairs of a company, requiring a company to refrain from doing or continuing to do an act complained of, authorizing civil proceedings and providing for the purchase of shares by a company or by any of its other shareholders.

Corporate Law Issue	Delaware Law	Jersey Law

Inspection of Books and Records	All shareholders of a Delaware corporation have the right, upon written demand, to inspect or obtain copies of the corporation’s shares ledger and its other books and records for any purpose reasonably related to such person’s interest as a shareholder.	The register of shareholders and books containing the minutes of general meetings or of meetings of any class of shareholders of a Jersey company must during business hours be open to the inspection of a shareholder of the company without charge.

The register of directors and secretaries must during business hours (subject to such reasonable restrictions as the company may by its Articles or in general meeting impose, but so that not less than two hours in each business day be allowed for inspection) be open to the inspection of a shareholder or director of the company without charge.

Amendments to Charter	Amendments to the certificate of incorporation of a Delaware corporation require the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon or such greater vote as is provided for in the certificate of incorporation. A provision in the certificate of incorporation requiring the vote of a greater number or proportion of the directors or of the holders of any class of shares than is required by Delaware corporate law may not be amended, altered or repealed except by such greater vote.	The Memorandum of Association and Articles of Association of a Jersey company each may only be amended by special resolution approved by holders of at least 2/3rds of the shares being voted in person or by proxy at a shareholder meeting or by unanimous written consent signed by each of the shareholders entitled to vote.

Our ordinary shares and trading in the United States

If our application is approved, all of our issued and outstanding ordinary shares will be listed for trading on NASDAQ.

OUR ORDINARY SHARES IN THE UNITED STATES WHICH HAVE BEEN REGISTERED

The ordinary shares to be sold through this offering have been registered with the SEC. In the United States, participating brokerage firms hold freely-tradable shares electronically (also referred to as “book-entry” or in “street name”) through the Depository Trust Company, or DTC, a third party that was founded and is owned by member brokerage firms. DTC then establishes an account in its electronic system and allocates interests in the shares among the brokerage firms, which in turn credit the accounts of brokerage customers. In accordance with market practice in the United States and system requirements of stock markets, the underwriters have designated that the ordinary shares sold in this offering both by us and our selling shareholders be issued or transferred, as applicable, to DTC. There is no contractual arrangement between us and DTC.

Accordingly, we will issue a single share certificate for the shares sold in this offering, both by us and the selling shareholders, in the name of Cede & Co., the nominee used by DTC. Beneficial interests in these ordinary shares therefore will be eligible for trading through a member brokerage firm and will be held in electronic form through DTC. DTC will then establish an electronic account and allocate the beneficial interests in the certificated shares among its member brokerage firm accounts, who will in turn credit the beneficial interests to the accounts of the brokerage customers. Under Jersey law, legal title to the ordinary shares that we and the selling shareholders are offering through this prospectus will be registered in the name of Cede & Co. and held in certificated form. Persons who wish to derive the economic benefit of our shares based upon our quotation on NASDAQ will own beneficial interests in our shares (each beneficial interest will represent one ordinary share). DTC will track ownership of such beneficial interests through its standard automated system. Under Jersey law, holders of beneficial interests in our shares will not be Quotient shareholders and, accordingly, will not have the rights conferred on shareholders by our Articles of Association or the Jersey Companies Law. As the legal owner of the shares, Cede & Co. for DTC will be entitled to enjoy and exercise all of the rights attaching to the shares. If you purchase beneficial interests in our ordinary shares in the offering, you must look solely to your broker or bank for the payment of all dividends, the exercise of voting rights attaching to our ordinary shares and all other rights arising in respect of our ordinary shares. Your broker or bank must, in turn, look solely to DTC for the payment of all dividends, the exercise of voting rights attaching to our ordinary shares and all other rights arising with respect to our ordinary shares. You may request through your broker to hold shares directly in certificated form instead of holding shares indirectly through DTC. Your broker may obtain on your behalf shares in certificated form through                     , our transfer agent. However, the conversion from a beneficial interest in shares legally owned by Cede & Co. as holder of legal title to the ordinary shares to actual ordinary shares, and vice versa, may require both time and the payment of processing fees to our transfer agent in addition to fees that may be levied by your brokerage firm. If you elect to hold shares directly in certificated form in your own name, which will be represented by a paper certificate, you will be a shareholder of our company and therefore you may be more easily able to exercise the shareholder rights attaching to the shares than would be the case where you hold beneficial interests in the shares held by Cede & Co. for DTC. Conversely, if you decide to hold your beneficial interests in the shares held by Cede & Co. for DTC through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank. Please consult with your broker or bank to determine those procedures. If you hold your beneficial interests in our shares through DTC, because you are not an actual shareholder of our company, you may look only to your broker or bank for recourse related to your beneficial interest in the ordinary shares.

OUR SHARE REGISTRAR (TRANSFER AGENT)

We have retained                  to act as our share registrar and transfer agent following the consummation of this offering.          may be contacted at                 . Affiliates of          in Jersey and the United States are collectively responsible for managing both our legal share register in Jersey, Channel Islands and our interaction, including moving our shares into and out of, the DTC system. Our legal share register is kept at                             .

VOTING RIGHTS

Holders of beneficial interests in the ordinary shares held by Cede & Co. for DTC will be instructed by their brokerage firms on how to exercise the voting rights for the relevant ordinary shares. The voting rights of holders of ordinary shares are described under the heading “Description of Share Capital” in this registration statement. If you are a holder of beneficial interests in our ordinary shares through Cede & Co. for DTC, we have no legal obligation to mail to you any notice of our shareholders’ meetings. However, we may provide either DTC, or the designee of DTC’s participating brokerage (in the United States, generally Broadridge Financial Solutions, Inc.) materials related to shareholders’ meetings and the related notices of meeting. In turn, the designee may distribute copies of materials related to shareholders’ meetings or notices to you, if you are a holder of beneficial interests through DTC, through your brokerage firm. You may instruct your brokerage firm as to how you wish it to exercise the voting rights attached to the shares in which you hold beneficial interests. However, please note that there may be practical and legal limitations in voting such shares and there is no assurance the vote associated with the ordinary shares beneficially held on your behalf by DTC will be cast in a timely manner. Your sole recourse for any voting matters will be to your brokerage firm and DTC as you are not legally considered our shareholder under Jersey law.

Holders of shares in certificated form are shareholders of our company and will receive materials and notices of meeting directly from us or our designee. Voting materials must be submitted directly back to us or as the voting materials otherwise require.

JERSEY REGULATORY MATTERS

A copy of this prospectus has been delivered to the registrar of companies in accordance with Article 5 of the Companies (General Provisions) (Jersey) Order 2002, and the registrar has given, and has not withdrawn, consent to its circulation.

The Jersey Financial Services Commission has given, and has not withdrawn, its consent under Article 2 of the Control of Borrowing (Jersey) Order 1958 to the issue of our ordinary shares.

It must be distinctly understood that, in giving these consents, neither the registrar of companies nor the Jersey Financial Services Commission takes any responsibility for the financial soundness of the company or for the correctness of any statements made, or opinions expressed, with regard to it.

If you are in any doubt about the contents of this prospectus you should consult your stockbroker, bank manager, solicitor, accountant or other financial adviser.

The directors of the company have taken all reasonable care to ensure that the facts stated in this prospectus are true and accurate in all material respects, and that there are no other facts the omission of which would make misleading any statement in this prospectus, whether of facts or of opinion. All the directors accept responsibility accordingly.

It should be remembered that the price of securities and the income from them can go down as well as up.

Shares eligible for future sale

Before this offering, there has been no public market for our ordinary shares, and we cannot assure you that there will be an active public market for our ordinary shares after completion of this offering. As described below, only a limited number of shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, future sales of substantial amounts of our ordinary shares, including shares issued upon the exercise of outstanding options or warrants, in the public market after this offering, or the perception that those sales may occur, could cause the prevailing market price for our ordinary shares to fall or impair our ability to raise capital through sales of our equity securities. Although we have applied to have our ordinary shares approved for listing on the NASDAQ under the symbol “QTNT,” there can be no assurance that we will be allocated such symbol.

Based on the number of shares outstanding as of December 31, 2013, upon the closing of this offering, we will have outstanding                  ordinary shares, after giving effect to the issuance of                  ordinary shares in this offering, assuming no exercise by the underwriters of their option to purchase additional shares and no exercise of options outstanding as of December 31, 2013. As of December 31, 2013, after giving effect to the conversion of all of our preference shares, A ordinary shares and B ordinary shares into ordinary shares upon the closing of this offering, our ordinary shares were held of record by 19 shareholders.

Of the shares that will be outstanding immediately after the closing of this offering, we expect that the shares to be sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates,” as that term is defined in Rule 144. Shares purchased by our affiliates may not be resold except pursuant to an effective registration statement or an exemption from registration, including the safe harbor under Rule 144 described below. In addition, following this offering,                  ordinary shares issuable pursuant to options granted under the 2013 plan that will be covered by a registration statement on Form S-8 will be freely tradable in the public market, subject to certain contractual and legal restrictions described below. The remaining                  ordinary shares outstanding after this offering will be “restricted securities,” as that term is defined in Rule 144, and we expect that substantially all of these restricted securities will be subject to the lock-up agreements described below. These restricted securities may be sold in the public market only if the sale is registered or pursuant to an exemption from registration, such as Rule 144.

LOCK-UP AGREEMENTS

We and each of our directors and executive officers and all of our shareholders, who collectively own                  ordinary shares following this offering, have entered into lock-up agreements with the underwriters. Under the lock-up agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of UBS Securities LLC, Robert W. Baird & Co. Incorporated and Cowen and Company, LLC offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, or hedge our ordinary shares or securities convertible into or exchangeable or exercisable for our ordinary shares. These restrictions will be in effect for a period of 180 days after the date of this prospectus, unless extended pursuant to its terms. The lock-up restrictions and specified exceptions are described in more detail in the section under the heading “Underwriting.”

RULE 144

In general, under Rule 144, immediately upon completion of this offering, any person who is not our affiliate and has held its shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, subject to the availability of current public information about us. In addition, under Rule 144, any person who is not our affiliate and has not been our affiliate at any time during the preceding three months and has held its shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available.

A person who is our affiliate or who was our affiliate at any time during the preceding three months and who has held its shares for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of shares within any three-month period that does not exceed the greater of: (i) 1% of the number of ordinary shares outstanding, which will equal approximately                  shares immediately after this offering; and (ii) the average weekly trading volume of our ordinary shares on NASDAQ during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us.

RULE 701

In general, under Rule 701 under the Securities Act, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, any of our employees, directors, officers, consultants or advisors who acquired ordinary shares from us in connection with a written compensatory shares or option plan or other written agreement in compliance with Rule 701 is entitled to sell such shares in reliance on Rule 144 but without compliance with certain of the requirements contained in Rule 144. Accordingly, subject to any applicable lock-up agreements, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, under Rule 701 persons who are not our affiliates may resell those shares without complying with the minimum holding period or public information requirements of Rule 144, and persons who are our affiliates may resell those shares without compliance with Rule 144’s minimum holding period requirements.

SHARE OPTIONS AND FORM S-8 REGISTRATION STATEMENT

As of December 31, 2013, we had outstanding options to purchase an aggregate of 2,252,374 of our ordinary shares, 125,091 of which options were vested. Following this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of our ordinary shares subject to outstanding options issued under the 2013 Plan and options and other awards issuable pursuant to the 2014 Plan. For additional information, see “Executive Compensation—Equity and Incentive Plans.” Accordingly,                  of our ordinary shares will be available for sale in the open market following the effective date of the registration statement on Form S-8, subject to Rule 144 volume limitations applicable to affiliates, and subject to any vesting restrictions and lock-up agreements applicable to these shares.

Certain tax considerations

U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion is the opinion of Clifford Chance US LLP as to the material U.S. federal income tax consequences of an investment in ordinary shares, based upon the U.S. Internal Revenue Code of 1986, as amended, or the Code, the U.S. Treasury regulations promulgated thereunder, judicial decisions, revenue rulings and revenue procedures of the Internal Revenue Service, and other administrative pronouncements of the Internal Revenue Service, all available as of the date hereof. This discussion is applicable to U.S. Holders (as defined below) that hold our ordinary shares as capital assets for U.S. federal income tax purposes (generally property held for investment).

For purposes of this discussion you are a “U.S. Holder” if you are a beneficial owner of an ordinary share that is:

➢	an individual citizen or resident of the United States, as determined for U.S. federal income tax purposes;

➢

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

➢	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

➢	a trust if it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust.

This discussion does not address U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

➢	a dealer in securities or currencies;

➢	a financial institution;

➢	a regulated investment company;

➢	a real estate investment trust;

➢	an insurance company;

➢	a tax exempt organization;

➢	a person holding our ordinary shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

➢	a trader in securities that has elected the mark to market method of accounting for your securities;

➢	a person liable for alternative minimum tax;

➢	a U.S. expatriate or former U.S. citizen or long-term resident;

➢

an investor that holds ordinary shares through a financial account at a foreign financial institution that does not meet the requirements for avoiding future withholding with respect to certain payments under Section 1471 of the Code;

➢	persons who acquired ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation;

➢	a person who actually or constructively owns 10% or more of our voting stock; or

➢	a person whose “functional currency” is not the U.S. dollar.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds ordinary shares, the tax treatment of a partner will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding ordinary shares, you should consult your tax advisors.

The authorities upon which this discussion is based are subject to change, which could apply retroactively, and are subject to differing interpretations, either of which could affect the U.S. federal income tax consequences discussed below. This discussion does not address all of the U.S. federal income tax consequences that may apply to you in light of your particular circumstances. Moreover, this discussion does not address any state, local or non-U.S. tax consequences, or any aspects of U.S. federal tax law other than income taxation. If you are considering the purchase, ownership or disposition of ordinary shares, you should consult your own tax advisors concerning the U.S. federal income tax consequences to you in light of your particular circumstances as well as any consequences arising under the laws of any other taxing jurisdiction.

The discussion below under “—Distributions” and “—Sale or other disposition of ordinary shares” is subject to the passive foreign investment company, or PFIC, rules discussed under “—Passive foreign investment company.” See the discussion under “—Passive foreign investment company.”

DISTRIBUTIONS

Distributions will be includible in a U.S. Holder’s income as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax free return of capital, and the balance in excess of a U.S. Holder’s adjusted tax basis in the shares will be taxed as capital gain recognized on a sale or exchange. However, we do not expect to calculate our earnings and profits in accordance with U.S. federal income tax principles, and, accordingly, U.S. Holders should expect that a distribution will generally be reported as a dividend (as discussed above) even if that distribution (or a portion thereof) would otherwise be treated as a tax-free return of capital or as capital gain. Such dividends will not be eligible for the dividends received deduction allowed to U.S. corporations for dividends received from other U.S. corporations.

Dividends received from a qualified foreign corporation are treated as qualified dividends provided that an investor holds the stock for at least 61 days within a specified 121-day period beginning on the date which is 60 days before the ex-dividend date and other requirements are satisfied. A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares that are readily tradable on an established securities market in the United States. U.S. Department of the Treasury guidance indicates that shares are considered to be readily tradable on an established securities market in the United States if they are listed on NASDAQ, as our ordinary shares are expected to be. Qualified dividends received by non-corporate U.S. Holders, including individuals, are taxed at the rates applicable to long-term capital gains, which are lower than the rates applicable to ordinary income. We should be treated as a qualified foreign corporation so long as we are listed on NASDAQ. U.S. Holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

Generally, dividends will constitute non-U.S. source “passive category” income for U.S. foreign tax credit purposes.

Certain tax considerations

SALE OR OTHER TAXABLE DISPOSITION OF ORDINARY SHARES

A U.S. Holder will recognize U.S. source capital gain or loss upon the sale or other taxable disposition of ordinary shares in an amount equal to the difference between the U.S. dollar value of the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ordinary shares (generally their cost in U.S. dollars). Any capital gain or loss will be long-term if the ordinary shares have been held for more than one year at the time of the sale or other taxable disposition. Certain non-corporate U.S. Holders, including individuals, are eligible for reduced rates of taxation on long-term capital gains. The deductibility of capital losses is subject to limitations. U.S. Holders should consult their own tax advisors regarding how to account for sale or other disposition proceeds that are paid in a currency other than the U.S. dollar.

MEDICARE CONTRIBUTIONS TAX

Certain U.S. Holders that are individuals, estates or certain trusts must pay a 3.8% tax on their “net investment income.” Net investment income generally includes, among other things, dividend income and net gains from the disposition of stock. A U.S. Holder that is an individual, estate or trust should consult its tax advisor regarding the applicability of the Medicare tax to its income and gains in respect of its investment in our ordinary shares.

PASSIVE FOREIGN INVESTMENT COMPANY

In general, a non-U.S. corporation is treated as a PFIC for any taxable year in which: (i) at least 75% of our gross income for such year is passive income or (ii) at least 50% of the value (determined on a quarterly basis) of our assets during such year is attributable to assets that produce or are held for the production of passive income (which we refer to as the PFIC asset test). For this purpose, passive income includes dividends, interest, certain royalties and rents and gains from the disposition of passive assets. If a non-U.S. corporation owns, directly or indirectly, at least 25% (by value) of the stock of another corporation, such non-U.S. corporation will be treated, for purposes of the PFIC tests, as owning its proportionate share of the other corporation’s assets and receiving its proportionate share of the other corporation’s income.

The PFIC asset test is generally determined based on the fair market value of a non-U.S. corporation’s assets. However, under certain circumstances, a non-U.S. corporation is required to calculate the PFIC asset test based on the adjusted tax bases of its assets. We expect to determine the value of our assets for the PFIC asset test using the fair market value of our assets, but the application of certain aspects of the relevant U.S. tax rules is not entirely clear and it is possible that we may be required to determine the value of our assets for certain quarters based on the adjusted tax bases of our assets. If we are required to do so, it is more likely that we will be classified as a PFIC for a given taxable year.

If we are a PFIC for any taxable year during which a U.S. Holders holds ordinary shares, our ordinary shares will continue to be treated as shares in a PFIC with respect to that U.S. Holder for all succeeding taxable years during which that U.S. Holder holds our ordinary shares, unless we cease to be a PFIC and a U.S. Holder makes a “deemed sale” election with respect to the ordinary shares. If a U.S. Holder makes a deemed sale election, such U.S. Holder will be deemed to have sold the ordinary shares held at their fair market value as of the last day of the last year during which we were a PFIC (which we refer to as the termination date). U.S. Holders are urged to consult their tax advisors regarding our possible status as a PFIC as well as the benefit of making an actual or protective deemed sale election.

Based on the projected composition of our income and value of our assets (determined using their fair market values), we do not currently expect to be a PFIC for the taxable year ending March 31, 2014 or the foreseeable future, although there can be no assurance in this regard because our status as a PFIC depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. A non-U.S. corporation is classified as a PFIC in any year in which it meets either the income or asset test discussed above, which depends on the actual financial results for each year in question. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we will value our goodwill based on the market value of our equity following this offering, a decrease in the price of our ordinary shares may also result in our becoming a PFIC. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering.

If we are a PFIC for any taxable year during which a U.S. Holders holds our ordinary shares, such U.S. Holder will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ordinary shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or a U.S. Holder’s holding period for the ordinary shares will be treated as excess distributions. Under these special tax rules:

➢	the excess distribution or gain will be allocated ratably over a U.S. Holder’s holding period for the ordinary shares;

➢	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

➢

the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution in which we were a PFIC cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale or other disposition of the ordinary shares cannot be treated as capital, even if a U.S. Holders holds the ordinary shares as capital assets. In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. A U.S. Holder will be required to file Internal Revenue Service Form 8621 (or any other form specified by the U.S. Department of the Treasury) if such U.S. Holder holds our ordinary shares in any year in which we are a PFIC.

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, a U.S. investor may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is “regularly traded” on a “qualified exchange.” In general, our ordinary shares will be treated as “regularly traded” for a given calendar year if more than a de minimis quantity of our ordinary shares is traded on a qualified exchange on at least 15 days during each calendar quarter of such calendar year. We have applied to have our ordinary shares listed on NASDAQ, which should be a “qualified exchange” for this purpose. No assurance can be given that our ordinary shares will be regularly traded on a qualified exchange for purposes of the mark-to-market election.

If a U.S. Holders makes an effective mark-to-market election, such U.S. Holder will include in each year as ordinary income the excess of the fair market value of the ordinary shares at the end of the year over the adjusted tax basis in the ordinary shares. Such U.S. Holder will be entitled to deduct as an ordinary loss each year the excess of the adjusted tax basis in the ordinary shares over their fair market value at

Certain tax considerations

the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s adjusted tax basis in the ordinary shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. Any distributions that we make would generally be subject to the rules discussed above under “Distributions,” except that the lower rate applicable to qualified dividend income would not apply. If a U.S. Holders makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ordinary shares are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. U.S. Holders are urged to consult their tax advisors about the availability and advisability of the mark-to-market election in their particular circumstances.

Investors in certain PFICs can elect to be taxed on their share of the PFIC’s ordinary income and net capital gain by making a qualified electing fund election (which we refer to as a QEF election), which, if made, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above under the excess distribution regime. We do not expect that a U.S. Holder will be eligible to make a QEF election with respect to our ordinary shares.

Each U.S. Holder is urged to consult its own tax advisor concerning the U.S. federal income tax consequences of holding ordinary shares if we are a PFIC in any taxable year during its holding period.

HOLDER REPORTING REQUIREMENTS

Non-corporate U.S. Holders, including individuals, that hold “specified foreign financial assets,” as defined in the Treasury regulations (which may include ordinary shares), other than in an account at a U.S. financial institution or the U.S. branch of a non-U.S. financial institution, are required to report certain information relating to such assets. U.S. Holders are urged to consult their tax advisors regarding the effect, if any, of this and any other reporting requirements on their ownership and disposition of our ordinary shares. Failure to comply with applicable reporting requirements could result in the imposition of substantial penalties.

INFORMATION REPORTING AND BACKUP WITHHOLDING

A U.S. Holder may be subject to information reporting on amounts received by such U.S. Holder from a distribution on, or disposition of, ordinary shares, unless such U.S. Holder establishes that it is exempt from these rules. If a U.S. Holder does not establish that it is exempt from these rules, it may be subject to backup withholding on the amounts received unless it provides a taxpayer identification number and otherwise complies with the requirements of the backup withholding rules. Backup withholding is not an additional tax and the amount of any backup withholding from a payment that is received will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

You should consult your own tax advisors concerning the U.S. federal, state, local, and other tax consequences of purchasing, owning and disposing of ordinary shares in your particular circumstances.

Jersey, Channel Islands Taxation

The following summary of the anticipated treatment of our company and holders of ordinary shares (other than residents of Jersey, Channel Islands) is based on Jersey taxation law and practice as they are understood to apply at the date of this document and is subject to changes in such taxation law and practice. It does not constitute legal or tax advice and does not address all aspects of Jersey tax law and practice. Prospective investors in our ordinary shares should consult their professional advisers on the implications of acquiring, buying, selling or otherwise disposing of our ordinary shares under the laws of any jurisdiction in which they may be liable to taxation.

TAXATION OF QUOTIENT

We are regarded as resident for tax purposes in Jersey, Channel Islands. On the basis that we are neither a financial services company nor a utility company for the purposes of the Income Tax (Jersey) Law 1961, as amended, we are subject to income tax in Jersey at a rate of 0%. Dividends on ordinary shares may be paid by us without withholding or deduction for or on account of Jersey income tax and holders of ordinary shares (other than residents of Jersey) will not be subject to any tax in Jersey in respect of the holding, sale or other disposition of such ordinary shares.

GOODS AND SERVICES TAX

Jersey charges a tax on goods and services supplied in the Island (which we refer to as GST). On the basis that we do not belong in Jersey for the purposes of the Goods and Services Tax (Jersey) Law 2007, GST is not chargeable on supplies of services made by us. Our Directors intend to conduct our business such that no GST will be incurred by us.

STAMP DUTY

In Jersey, no stamp duty is levied on the issue or transfer of the ordinary shares except that stamp duty is payable on Jersey grants of probate and letters of administration, which will generally be required to transfer ordinary shares on the death of a holder of such ordinary shares. In the case of a grant of probate or letters of administration, stamp duty is levied according to the size of the estate (wherever situate in respect of a holder of ordinary shares domiciled in Jersey, or situate in Jersey in respect of a holder of ordinary shares domiciled outside Jersey) and is payable on a sliding scale at a rate of up to 0.75% of such estate.

Jersey does not otherwise levy taxes upon capital, inheritances, capital gains or gifts nor are there other estate duties.

If you are in any doubt as to your tax position you should consult your professional tax adviser.

Cautionary statement on the enforceability of civil liabilities

U.S. laws do not necessarily extend either to us or our officers or directors. We are organized under the laws of Jersey, Channel Islands. Certain of our directors and officers reside outside of the United States. Substantially all of the assets of both us and our directors and officers residing outside of the United States are located outside the United States. As a result, it may not be possible for investors to effect service of process on either us or those officers and directors within the United States.

Judgments of U.S. courts may not be directly enforceable outside of the United States and the enforcement of judgments of U.S. courts outside of the United States may be subject to limitations.

For example, we have been advised by our Jersey, Channel Islands counsel, Carey Olsen, that a judgment of a U.S. court is not directly enforceable in Jersey, Channel Islands. However, subject to the principles of private international law as applied by Jersey law, by which, for example, foreign judgments may be impeachable, if a final and conclusive judgment under which a debt or a definite sum of money is payable (excluding sums payable in respect of taxes or other charges of a like nature or in respect of a fine or other penalty or multiple damages) were obtained against the company or its directors or officers in any U.S. court having jurisdiction against the relevant party in respect of the relevant matter(s), (a) the courts of Jersey would, on an application properly made, recognize such judgment and give a judgment for liquidated damages in the amount of such judgment without reconsidering its merits and (b) such judgment of the courts of Jersey would thereafter be enforceable.

A judgment of a U.S. court will generally not be impeached by the courts of Jersey where the relevant U.S. court did not have jurisdiction to give the judgment, where it was obtained by fraud, where the recognition or enforcement of the judgment is contrary to public policy in Jersey or where the proceedings in which the judgment was obtained were opposed to natural justice.

Certain defendants may also qualify for protection under Protection of Trading Interests Act 1980, an act of the United Kingdom extended to Jersey and amended by the Protection of Trading Interests Act 1980 (Jersey) Order, 1983, or the PTI Act. The PTI Act provides that no court in Jersey shall entertain proceedings at common law against a qualifying defendant (i) for multiple damages, in excess of that required for actual compensation, (ii) based on a provision or rule of law specified or described in an order made under the relevant section of the PTI Act (as of the date of this prospectus, we are not aware of any rule of law that has been so specified or described) or (iii) on a claim for contribution in respect of damages awarded by a judgment falling within (i) or (ii) above. A “qualifying defendant” for the purposes of the PTI Act is a citizen of the United Kingdom and Colonies, a corporation or other body corporate organized under the laws of the United Kingdom, Jersey or other territory for whose international relations the United Kingdom is responsible or a person carrying on business in Jersey.

Investors may also have difficulties pursuing an original action brought in a court in a jurisdiction outside the Unites States for liabilities under U.S. securities laws.

Underwriting

We are offering the ordinary shares described in this prospectus through the underwriters named below. UBS Securities LLC, Robert W. Baird & Co. Incorporated and Cowen and Company, LLC are acting as joint book-running managers of this offering and as representatives of the underwriters. We have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase, and we have agreed to sell to the underwriters, the number of ordinary shares listed next to its name in the following table.

Underwriters	Number of Shares
UBS Securities LLC
Robert W. Baird & Co. Incorporated
Cowen and Company, LLC

Total

The underwriting agreement provides that the underwriters must buy all of the ordinary shares if they buy any of them. However, the underwriters are not required to pay for the shares covered by the underwriters’ option to purchase additional shares as described below.

Our ordinary shares are offered subject to a number of conditions, including:

➢	receipt and acceptance of our ordinary shares by the underwriters; and

➢	the underwriters’ right to reject orders in whole or in part.

We have been advised by the representatives that the underwriters intend to make a market in our ordinary shares but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

OPTION TO PURCHASE ADDITIONAL SHARES

We have granted the underwriters an option to buy up to an aggregate of                  additional ordinary shares. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional ordinary shares approximately in proportion to the amounts specified in the table above.

UNDERWRITING DISCOUNT

Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. Sales of shares made outside of the United States may be made by affiliates of the underwriters. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein.

Underwriting

The following table shows the per share and total underwriting discount we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to                  additional shares.

	No Exercise	Full Exercise
Per share	$	$
Total	$	$

We estimate that the total expenses of the offering payable by us, not including the underwriting discount, will be approximately $         million.

NO SALES OF SIMILAR SECURITIES

We, our executive officers and directors, and all holders of all of our ordinary shares have entered into lock-up agreements with the underwriters. Under the lock-up agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of UBS Securities LLC, Robert W. Baird & Co. Incorporated and Cowen and Company, LLC offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, or hedge our ordinary shares or securities convertible into or exchangeable or exercisable for our ordinary shares. These restrictions will be in effect for a period of 180 days after the date of this prospectus. Notwithstanding the foregoing, if at any time during the 180-day restricted period we cease to qualify as an “emerging growth company” under the U.S. federal securities laws and either (1) during the date that is 15 calendar days plus three business days before the last day of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, then the restrictions described above shall continue to apply until the expiration of the date that is 15 calendar days plus three business days after the issuance of the earnings release or the occurrence of the material news or material event.

UBS Securities LLC, Robert W. Baird & Co. Incorporated and Cowen and Company, LLC may, at any time and in their sole discretion, release some or all the securities from these lock-up agreements. If the restrictions under the lock-up agreements are waived, our ordinary shares may become available for resale into the market, subject to applicable law, which could reduce the market price of our ordinary shares.

INDEMNIFICATION

We have agreed to indemnify the several underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

NASDAQ QUOTATION

We have applied to have our ordinary shares approved for listing on NASDAQ under the symbol “QTNT.”

PRICE STABILIZATION, SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our ordinary shares during and after this offering, including:

➢	stabilizing transactions;

➢	short sales;

➢	purchases to cover positions created by short sales;

➢	imposition of penalty bids; and

➢	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our ordinary shares while this offering is in progress. Stabilization transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. These transactions may also include making short sales of our ordinary shares, which involve the sale by the underwriters of a greater number of ordinary shares than they are required to purchase in this offering and purchasing ordinary shares on the open market to cover short positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

Naked short sales are short sales made in excess of the option to purchase additional shares. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

These stabilizing transactions, short sales, purchases to cover positions created by short sales, the imposition of penalty bids and syndicate covering transactions may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of our ordinary shares. As a result of these activities, the price of our ordinary shares may be higher than the price that otherwise might exist in the open market. The underwriters may carry out these transactions on NASDAQ, in the over-the-counter market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. Neither we, nor any of the underwriters make any representation that the underwriters will engage in these stabilization transactions or that any transaction, once commenced, will not be discontinued without notice.

Underwriting

DETERMINATION OF OFFERING PRICE

Prior to this offering, there was no public market for our ordinary shares. The initial public offering price will be determined by negotiation among us and the representatives of the underwriters. The principal factors to be considered in determining the initial public offering price include:

➢	the information set forth in this prospectus and otherwise available to the representatives;

➢	our history and prospects and the history and prospects for the industry in which we compete;

➢	our past and present financial performance;

➢	our prospects for future earnings and the present state of our development;

➢	the general condition of the securities market at the time of this offering;

➢	the recent market prices of, and demand for, publicly traded ordinary shares of generally comparable companies; and

➢	other factors deemed relevant by the underwriters and us.

The estimated public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the underwriters can assure investors that an active trading market will develop for our ordinary shares or that the ordinary shares will trade in the public market at or above the initial public offering price.

AFFILIATIONS

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates may from time to time in the future engage with us and perform services for us or in the ordinary course of their business for which they will receive customary fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in these securities and instruments.

DIRECTED SHARE PROGRAM

At our request, the underwriters have reserved up to 5% of the ordinary shares being offered by this prospectus for sale at the initial public offering price to our directors, officers, employees and other individuals associated with us and members of their families. The sales will be made by UBS Financial Services Inc., a selected dealer affiliated with UBS Securities LLC, an underwriter of this offering, through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other ordinary shares. Participants in the directed share program who purchase more than $1,000,000 of shares shall be subject to a 25-day lock-up with respect to any shares sold to them pursuant to that program. This lock-up will have similar restrictions and an identical extension provision to the lock-up agreements described above. Any shares sold in the directed share program to our directors or executive officers shall be subject to the 180-day lock-up agreements described above.

ELECTRONIC DISTRIBUTION

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

NOTICE TO PROSPECTIVE INVESTORS IN EUROPEAN ECONOMIC AREA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus (the “Shares”) may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any Shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Directive;

(b)	by the Managers to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of Lead Manager for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Shares shall result in a requirement for the Issuer or any Manager to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase any Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

The EEA selling restriction is in addition to any other selling restrictions set out in this prospectus.

Underwriting

NOTICE TO PROSPECTIVE INVESTORS IN AUSTRALIA

This offering memorandum is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the securities.

The securities are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the securities has been, or will be, prepared.

This offering memorandum does not constitute an offer in Australia other than to persons who do not require disclosure under Part 6D.2 of the Corporations Act 2001 (Australia) and who are wholesale clients for the purposes of section 761G of the Corporations Act 2001 (Australia). By submitting an application for our securities, you represent and warrant to us that you are a person who does not require disclosure under Part 6D.2 and who is a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this offering memorandum is not a wholesale client, no offer of, or invitation to apply for, our securities shall be deemed to be made to such recipient and no applications for our securities will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our securities you undertake to us that, for a period of 12 months from the date of issue of the securities, you will not transfer any interest in the securities to any person in Australia other than to a person who does not require disclosure under Part 6D.2 and who is a wholesale client.

NOTICE TO PROSPECTIVE INVESTORS IN HONG KONG

The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice. Please note that (i) our securities may not be offered or sold in Hong Kong, by means of this prospectus or any document other than to “professional investors” within the meaning of Part I of Schedule 1 of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) (SFO) and any rules made thereunder, or in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) (CO) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO, and (ii) no advertisement, invitation or document relating to our securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the SFO and any rules made thereunder.

NOTICE TO PROSPECTIVE INVESTORS IN JAPAN

Our securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and our securities will not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

NOTICE TO PROSPECTIVE INVESTORS IN SINGAPORE

This document has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this document and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be circulated or distributed, nor may our securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where our securities are subscribed or purchased under Section 275 by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired our securities pursuant to an offer made under Section 275 except:

(1)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(2)	where no consideration is or will be given for the transfer;

(3)	where the transfer is by operation of law; or

(4)	as specified in Section 276(7) of the SFA.

NOTICE TO PROSPECTIVE INVESTORS IN SWITZERLAND

The Prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations (“CO”) and the shares will not be listed on the SIX Swiss Exchange. Therefore, the Prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

Underwriting

NOTICE TO PROSPECTIVE INVESTORS IN UNITED KINGDOM

This prospectus is only being distributed to and is only directed at: (1) persons who are outside the United Kingdom; (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (3) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

NOTICE TO PROSPECTIVE INVESTORS IN THE DUBAI INTERNATIONAL FINANCE CENTRE

This prospectus relates to an Exempt Offer in accordance with the Markets Rules of the Dubai Financial Services Authority. This prospectus is intended for distribution only to Professional Clients who are not natural persons. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial adviser.

Legal matters

The validity of the issuance of our ordinary shares offered hereby will be passed upon for us by Carey Olsen, our Jersey, Channel Islands counsel, and certain other matters will be passed upon for us by Clifford Chance US LLP, New York, New York. The underwriters are being represented by Gibson, Dunn & Crutcher LLP, New York, New York.

Experts

The financial statements of Quotient Limited at March 31, 2012 and 2013, and for the three years ended March 31, 2011, March 31, 2012 and March 31, 2013, appearing in this prospectus and the registration statement of which this prospectus forms a part have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the ordinary shares offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to us and the ordinary shares offered hereby, please refer to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address is www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, we will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above.

INDEX TO CONSOLIDATED ANNUAL FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of March 31, 2013 and 2012	F-3
Consolidated Statements of Comprehensive Loss for the years ended March 31, 2013, 2012 and 2011	F-4
Consolidated Statements of Redeemable Convertible Preference Shares and changes in Shareholders’ Deficit for the years ended March 31, 2013, 2012 and 2011	F-5
Consolidated Statements of Cash Flows for the years ended March 31, 2013, 2012 and 2011	F-6
Notes to Consolidated Financial Statements	F-7

INDEX TO CONDENSED CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS

Page
Condensed Consolidated Balance Sheets as of December 31, 2013 and March 31, 2013	F-27
Condensed Consolidated Statements of Comprehensive Loss for the quarter and nine months ended December 31, 2013 and 2012	F-28
Condensed Consolidated Statements of Redeemable Convertible Preference Shares and Changes in Shareholders’ Deficit for the nine months ended December 31, 2013	F-29
Condensed Consolidated Statements of Cash Flows for the nine months ended December 31, 2013 and 2012	F-30
Notes to Condensed Consolidated Financial Statements	F-31

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Quotient Limited

We have audited the accompanying consolidated balance sheets of Quotient Limited as of March 31, 2013 and 2012, and the related consolidated statements of comprehensive loss, redeemable convertible preference shares and change in shareholders’ deficit, and cash flows for each of the three years in the period ended March 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Quotient Limited at March 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Belfast, United Kingdom

January 21, 2014

QUOTIENT LIMITED

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars — except for share data and per share data)

	March 31,
	2013	2012
ASSETS
Current assets:
Cash and cash equivalents	$4,219	$4,354
Trade accounts receivable, net	1,516	1,513
Inventories	3,324	2,659
Prepaid expenses and other current assets	1,112	1,443

Total current assets	10,171	9,969
Property and equipment, net	1,650	1,176
Intangible assets, net	1,070	1,212

Total assets	$12,891	$12,357

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERENCE SHARES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$2,338	$2,120
Accrued compensation and benefits	1,064	357
Accrued expenses and other current liabilities	1,024	1,712
Capital lease obligation	198	43

Total current liabilities	4,624	4,232
Long-term debt	3,000	3,000
Capital lease obligation, less current portion	307	54

Total liabilities	7,931	7,286
Commitments and contingencies (Note 7)	—	—
A Preference shares (nil par value) 12,719,954 and 12,469,954 shares issued and outstanding at March 31, 2013 and 2012, respectively. Aggregate preference in liquidation of $15,123 and $13,281 at March 31, 2013 and 2012, respectively	13,180	12,917
B Preference shares (nil par value) 14,440,901 and 10,640,664 shares issued and outstanding at March 31, 2013 and 2012, respectively. Aggregate preference in liquidation of $16,737 and $11,333 at March 31, 2013 and 2012, respectively	14,841	10,841
Shareholders’ deficit:
Ordinary shares (nil par value) zero Ordinary shares, 237,233 and 217,463 A Ordinary shares issued and outstanding at March 31, 2013 and 2012, respectively;	—	—
Deferred shares (nil par value) zero and 19,770 A Deferred shares, 118,617 and 118,617 B deferred shares, 525,710 and 525,710 C deferred shares issued and outstanding at March 31, 2013 and 2012, respectively;	—	—
Distribution in excess of capital	(17,745)	(18,324)
Accumulated other comprehensive (loss) income	(186)	53
Accumulated deficit	(5,130)	(416)

Total shareholders’ deficit	(23,061)	(18,687)

Total liabilities, redeemable convertible preference shares and shareholders’ deficit	$12,891	$12,357

The accompanying notes form an integral part of these consolidated financial statements.

QUOTIENT LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in thousands of U.S. Dollars — except for share data and per share data)

	Year ended March 31,
	2013	2012	2011
Revenue:
Product sales	$13,753	$11,550	$9,545
Other revenues	618	669	489

Total revenue	14,371	12,219	10,034

Cost of revenue	(7,169)	(6,749)	(5,628)

Gross profit	7,202	5,470	4,406
Operating expenses:
Sales and marketing	(2,252)	(1,674)	(1,456)
Research and development, net of government grants of $1,286, $313 and $309	(2,617)	(1,749)	(1,703)
General and administrative expenses:
Compensation expense in respect of share options and management equity incentives	(471)	—	—
Other general and administrative expenses	(6,353)	(6,011)	(5,346)

Total general and administrative expense	(6,824)	(6,011)	(5,346)

Total operating expenses	(11,693)	(9,434)	(8,505)

Operating loss	(4,491)	(3,964)	(4,099)
Other income (expense):
Interest income	57	87	—
Interest expense	(291)	(427)	(312)
Other, net	11	(169)	(210)

Other income (expense), net	(223)	(509)	(522)

Loss before income taxes	(4,714)	(4,473)	(4,621)
Provision for income taxes	—	—	—

Net loss	$(4,714)	$(4,473)	$(4,621)

Other comprehensive (loss) income:
Foreign currency (loss) gain	$(239)	$548	$504

Other comprehensive (loss) income	(239)	548	504

Comprehensive loss	$(4,953)	$(3,925)	$(4,117)

Net loss available to ordinary shareholders	$(4,714)	$(4,473)	$(4,621)

Net loss available to ordinary shareholders—basic and diluted	$(4,714)	$(4,473)	$(4,621)
Loss per ordinary share—basic and diluted	$(20.15)	$(24.97)	$(25.97)
Weighted-average shares outstanding—basic and diluted	233,956	179,116	177,924

The accompanying notes form an integral part of these consolidated financial statements.

QUOTIENT LIMITED

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERENCE SHARES AND CHANGES IN SHAREHOLDERS’ DEFICIT

(Expressed in thousands of U.S. Dollars — except for share data)

	Redeemable Convertible Preference Shares		Ordinary Shares		Deferred Shares		Distribution in Excess of Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount
Balances, March 31, 2010	—	$—	5,574,983	$8,443	—	$—	$—	$(366)	$(3,552)	$4,525

Issue of shares	3,447,485	1,595	59,308	—	296,542	—	—	—	—	—
Conversion of deferred shares	—	—	98,846	—	(98,846)	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	(4,621)	(4,621)
Foreign currency translation gain	—	—	—	—	—	—	—	504	—	504

Other comprehensive income	—	—	—	—	—	—	—	504	—	504

Balances, March 31, 2011	3,447,485	$1,595	5,733,137	$8,443	197,696	$—	$—	$138	$(8,173)	$408

Issue of shares	3,447,485	1,586	—	—	525,710	—	—	—	—	—
Conversion of deferred shares	—	—	19,770	—	(19,770)	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	(4,057)	(4,057)
Foreign currency translation gain	—	—	—	—	—	—	—	495	—	495

Other comprehensive income	—	—	—	—	—	—	—	495	—	495

Balances at February 16, 2012	6,894,970	$3,181	5,752,907	$8,443	703,636	$—	$—	$633	$(12,230)	$(3,154)

Removal of share capital and reserves of predecessor on transfer of net assets via a common control transaction	(6,894,970)	(3,181)	(5,752,907)	(8,443)	(703,636)	—	27	(633)	12,230	3,181
Issue of A ordinary and deferred shares	—	—	177,924	—	703,636	—	—	—	—	—
Issue of A Preference shares, net of issue costs of $209	14,023,552	14,552	—	—	—	—	(14,761)	—	—	(14,761)
Issue of B Preference shares, net of issue costs of $360	10,640,664	10,841	—	—	—	—	—	—	—	—
Repurchase of A preference shares	(1,553,598)	(1,635)	—	—	—	—	—	—	—	—
Settlement of intercompany debt with predecessor	—	—	—	—	—	—	(1,750)	—	—	(1,750)
Payment to predecessor shareholder	—	—	—	—	—	—	(1,840)	—	—	(1,840)
Conversion of deferred shares	—	—	39,539	—	(39,539)	—	—	—	—	—
Net loss	—	—	—	—	—	—	—		(416)	(416)
Foreign currency translation gain	—	—	—	—	—	—	—	53	—	53

Other comprehensive income	—	—	—	—	—	—	—	53		53

Balances, March 31, 2012	23,110,618	$23,758	217,463	$—	664,097	$—	$(18,324)	$53	$(416)	$(18,687)

Issue of A Preference shares, upon exercise of warrants	250,000	263	—	—	—	—	—	—	—	—
Issue of B Preference shares, upon exercise of warrants	3,800,237	4,000	—	—	—	—	108	—	—	108
Conversion of deferred shares	—	—	19,770	—	(19,770)	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	(4,714)	(4,714)
Foreign currency translation loss	—	—	—	—	—	—	—	(239)	—	(239)

Other comprehensive loss	—	—	—	—	—	—	—	(239)	—	(239)
Stock-based compensation,	—	—	—	—	—	—	471	—	—	471

Balances, March 31, 2013	27,160,855	$28,021	237,233	$—	644,327	$—	$(17,745)	$(186)	$(5,130)	$(23,061)

The accompanying notes form an integral part of these consolidated financial statements.

QUOTIENT LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. Dollars)

	Year Ended March 31,
	2013	2012	2011
OPERATING ACTIVITIES:
Net loss	$(4,714)	$(4,473)	$(4,621)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation and amortization	691	989	980
Share-based compensation	471	—	—
Fair value of preference share warrants	—	127	—
Net change in assets and liabilities:
Trade accounts receivable, net	(64)	(86)	(455)
Inventories	(776)	(417)	(22)
Accounts payable and accrued liabilities	(200)	1,107	292
Accrued compensation and benefits	720	(72)	285
Other assets	254	(240)	(16)

Net cash used in operating activities	(3,618)	(3,065)	(3,557)
INVESTING ACTIVITIES:
Purchase of property and equipment	(891)	(350)	(88)
Purchase of intangibles assets	(234)	(65)	(69)

Net cash used in investing activities	(1,125)	(415)	(157)
FINANCING ACTIVITIES:
Proceeds from (repayment of) finance leases	410	(41)	(112)
Proceeds from issuance of preference shares, net of issue costs	4,263	12,217	1,595
Repurchase of preference shares	—	(1,635)	—
Settlement of debt with former parent company	—	(1,750)	—
Payment to predecessor shareholder	—	(1,840)	—
Proceeds from (repayment of) invoice discounting facility	—	(273)	273

Net cash generated from financing activities	4,673	6,678	1,756
Effect of exchange rate fluctuations on cash and cash equivalents	(65)	597	178

Change in cash and cash equivalents	(135)	3,795	(1,780)
Beginning cash and cash equivalents	4,354	559	2,339

Ending cash and cash equivalents	$4,219	$4,354	$559

Supplemental cash flow disclosures:
Income taxes paid	$—	$—	$—
Interest paid	$123	$412	$15

The accompanying notes form an integral part of these consolidated financial statements.

QUOTIENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars — except for share data and per share data, unless otherwise stated)

Note 1.    Organization and Summary of Significant Accounting Policies

Organization and Business

On January 18, 2012, Quotient Limited was incorporated in accordance with the Companies (Jersey) Law. On February 16, 2012, in consideration for the issue of 14,023,552 A Preference shares to Quotient Biodiagnostics Group Limited (“QBDG” or “the Predecessor”) Quotient Limited acquired the entire issued share capital of Alba Bioscience Limited (“Alba”), Quotient Biodiagnostics, Inc. (“QBDI”) and QBD (QSIP) Limited (“QSIP”) from QBDG.

On February 16, 2012 Quotient Limited also: (i) issued 10,640,664 B Preference shares to third-party investors; (ii) issued 177,924 A Ordinary shares, 59,309 A Deferred shares, 118,617 B Deferred shares and 525,710 C Deferred shares to the holders of equivalent shares in QBDG; (iii) repurchased 1,553,598 A Preference shares; and (iv) received certain intellectual property rights relating to MosaiQTM from QBDG.

The acquisition of Alba, QBDI and QSIP by Quotient Limited is a combination of entities under common control as these entities were all controlled by QBDG both prior to their acquisition by Quotient Limited and also immediately following the transaction. It recognized the assets and liabilities of Alba, QBDI and QSIP at their carrying amounts in the financial statements of those companies. The excess of the subscription value of A Preference shares issued to QBDG over the carrying amounts of transferred net assets was treated as an equity transaction and was recorded as distribution in excess of capital in the Consolidated Statements of Redeemable Convertible Preference Shares and Changes in Shareholders’ Deficit. Quotient Limited is a continuation of QBDG and its subsidiaries, accordingly, the consolidated financial statements include the assets, liabilities and results of operations of the subsidiaries transferred since their inception. The transfer of intellectual property rights from QBDG to QSIP is accounted for as a transaction between entities under common control. All of the amounts paid by QSIP in exchange for the asset is shown as a payment to predecessor shareholder in the statements of cash flows.

The principal activity of Quotient Limited and its subsidiaries (the “Group” and or the “Company”) is the development, manufacture and sale of products for the global transfusion diagnostics market. Products manufactured by the Group are sold to hospitals, blood banking operations and other diagnostics companies worldwide.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries after elimination of intercompany transactions and balances. All gains and losses realized from foreign currency transactions denominated in currencies other than the foreign subsidiary’s functional currency are included in foreign currency exchange gain (loss) as part of other income or expenses in the Consolidated Statements of Comprehensive Loss. Adjustments resulting from translating the financial statements of all foreign subsidiaries into U.S. dollars are reported as a separate component of accumulated other comprehensive income (loss) and changes in shareholders’ deficit. The assets and liabilities of the Company’s foreign subsidiaries are translated from their respective functional currencies into U.S. dollars at the rates in effect at the balance sheet date, and revenue and expense amounts are translated at rates approximating the weighted average rates during the period.

QUOTIENT LIMITED

NOTES TO FINANCIAL STATEMENTS — (Continued)

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates.

Fair Value of Financial Instruments

The Company defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company’s valuation techniques used to measure fair value maximized the use of observable inputs and minimized the use of unobservable inputs. The fair value hierarchy is based on the following three levels of inputs:

➢	Level 1—Quoted prices in active markets for identical assets or liabilities.

➢

Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

➢	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

See Note 4, “Fair Value Measurements,” for information and related disclosures regarding our fair value measurements.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. As of March 31, 2013 and 2012, all cash and cash equivalents comprised readily accessible cash balances held with two related financial institutions.

Trade accounts receivable

Trade accounts receivable are recorded at the invoiced amount and are not interest bearing. The Company maintains an allowance for doubtful accounts to reserve for potentially uncollectible trade receivables. Additions to the allowance for doubtful accounts are recorded as general and administrative expenses. The Company reviews its trade receivables to identify specific customers with known disputes or collectability issues. In addition, the Company maintains an allowance for all other receivables not included in the specific reserve by applying specific rates of projected uncollectible receivables to the various aging categories. In determining these percentages, the Company analyzes its historical collection experience, customer credit-worthiness, current economic trends and changes in customer payment terms. The allowance for doubtful accounts at March 31, 2013 and 2012 was $45 and $0, respectively.

Concentration of Credit Risks and Other Uncertainties

The carrying amounts for financial instruments consisting of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value due to their short maturities.

Derivative instruments, consisting entirely of foreign exchange contracts, are stated at their estimated fair values, based on quoted market prices for the same or similar instruments. The counterparties to the agreements relating to the Company’s derivative instruments consist of large financial institutions of high credit standing.

The Company’s main financial institution for banking operations holds 99% of the Company’s cash and cash equivalents as of March 31, 2013.

The Company’s accounts receivable are derived from net revenue to customers and distributors located in the United States and other countries. The Company performs credit evaluations of its customers’ financial condition. The Company provides reserves for potential credit losses but has not experienced significant losses to date. There were two customers whose accounts receivable balance represented 10% or more of total accounts receivable, net, as of March 31, 2013 or March 31, 2012. These customers together represented 53% and 54% of the accounts receivable balances, as of March 31, 2013 and March 31, 2012, respectively.

The Company currently sells products through its direct sales force and through third-party distributors. There was one direct customer that accounted for 10% or more of total product sales for the fiscal years ended March 31, 2013, 2012 and 2011. This customer represented 55%, 45% and 37% of total product sales for the fiscal years March 31, 2013, 2012 and 2011, respectively.

Inventory

Inventory is stated at the lower of standard cost (which approximates actual cost) or market, with cost determined on the first-in-first-out method. Accordingly, allocation of fixed production overheads to inventory is based on normal capacity of production. Abnormal amounts of idle facility expense, freight, handling costs and spoilage are expensed as incurred and not included in overhead. No stock-based compensation cost was included in inventory as of March 31, 2013 and 2012, respectively.

Property and equipment

Property, equipment and leasehold improvements are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the related assets as follows:

➢	Plant, machinery and equipment—4 to 25 years;

➢	Leasehold improvements—the shorter of the lease term or the estimated useful life of the asset.

Repairs and maintenance expenditures, which are not considered improvements and do not extend the useful life of property and equipment, are expensed as incurred.

Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the fiscal year ended 2013, 2012 and 2011, no impairment losses have been recorded.

QUOTIENT LIMITED

NOTES TO FINANCIAL STATEMENTS — (Continued)

Intangible Assets and Goodwill

Intangible assets related to product licenses are recorded at cost, less accumulated amortization. Intangible assets related to technology and other intangible assets acquired in acquisitions are recorded at fair value at the date of acquisition, less accumulated amortization. Intangible assets are amortized over their estimated useful lives, on a straight-line basis as follows:

Customer relationships—5 years

Brands associated with acquired cell lines—40 years

Product licenses—10 years

Other intangibles assets—7 years

The Company reviews its intangible assets for impairment and conducts the impairment review when events or circumstances indicate the carrying value of a long-lived asset may be impaired by estimating the future undiscounted cash flows to be derived from an asset to assess whether or not a potential impairment exists. If the carrying value exceeds the Company’s estimate of future undiscounted cash flows, an impairment value is calculated as the excess of the carrying value of the asset over the Company’s estimate of its fair market value. Events or circumstances which could trigger an impairment review include a significant adverse change in the business climate, an adverse action or assessment by a regulator, unanticipated competition, significant changes in the Company’s use of acquired assets, the Company’s overall business strategy, or significant negative industry or economic trends. No impairment losses have been recorded in any of the years ended March 31, 2013, 2012 or 2011.

Goodwill represents the excess of the purchase price in a business combination over the fair value of tangible and identifiable intangible assets acquired less liabilities assumed. Goodwill resulting from a business combination in 2007 has been fully impaired.

Revenue Recognition

The Company recognizes revenue from product sales when there is persuasive evidence that an arrangement exists, delivery has occurred, the price is fixed or determinable and collectability is reasonably assured. Customers have no right of return except in the case of damaged goods. The Company has not experienced any significant returns of its products. Shipping and handling costs are expensed as incurred and included in cost of product sales. In those cases where the Company bills shipping and handling costs to customers, the amounts billed are classified as revenue.

The Company enters into revenue arrangements that may consist of multiple deliverables of its products and services. The terms of these arrangements may include non-refundable upfront payments, milestone payments, other contingent payments and royalties on any product sales derived on collaboration. Up-front fees received in connection with collaborative agreements are deferred upon receipt, are not considered a separate unit of accounting and are recognized as revenues over the relevant performance periods. Revenues related to research and development services included in a collaboration agreement is recognized as research and services are performed over the related performance periods for each contract. A payment that is contingent upon the achievement of a substantive milestone is recognized in its entirety in the period in which the milestone is achieved.

Revenue from technology licenses are generally fully recognized only after the license period has commenced, the technology has been delivered and no further involvement of the Company is required.

When the Company has continuing involvement related to a technology license, revenue is recognized over the license term. Revenue related to research and development services, not included in a collaboration agreement is recognized as the related service is performed based on the performance requirements of the relevant contract.

Advance payments received in excess of amounts earned, such as funds received in advance of products to be delivered or services to be performed, are classified as deferred revenue until earned.

Research and Development

Research and development expenses consist of costs incurred for company-sponsored and collaborative research and development activities. These costs include direct and research-related overhead expenses. The Company expenses research and development costs, including the expenses for research under collaborative agreements, as such costs are incurred. Where government grants are available for the sponsorship of such research, the grant receipt is included as a credit against the related expense.

Stock-Based Compensation

Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense on a straight-line basis over the requisite service period, which is generally the vesting period. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s Consolidated Statements of Comprehensive Loss.

In determining fair value of the stock-based compensation payments, the Company uses the Black–Scholes model and a single option award approach, which requires the input of subjective assumptions. These assumptions include: the fair value of the underlying share, estimating the length of time employees will retain their vested stock options before exercising them (expected term), the estimated volatility of the Company’s ordinary shares price over the expected term (expected volatility), risk-free interest rate (interest rate), expected dividends and the number of shares subject to options that will ultimately not complete their vesting requirements (forfeitures).

Preference Share Warrant Liability

The Company accounts for freestanding warrants to purchase shares of its redeemable convertible preference shares as a liability on the consolidated balance sheets. The warrants to purchase redeemable convertible preference shares are recorded as a liability because the underlying shares are contingently redeemable and, therefore may obligate the Company to transfer value at some point. The warrants are recorded at fair value upon issuance and are subject to re-measurement to fair value at each balance sheet date, with any change in fair value recognized as component of other income (expense), net on the Consolidated Statements of Comprehensive Loss. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants, the completion of a deemed liquidation event, conversion of redeemable convertible preference shares into ordinary shares, or until the holders of the redeemable convertible preference shares can no longer trigger a liquidation event. At that time, the preference share warrant liability will be classified into permanent equity.

Derivative Financial Instruments

In the normal course of business, the Company’s financial position is routinely subjected to market risk associated with foreign currency exchange rate fluctuations. The Company’s policy is to mitigate the

QUOTIENT LIMITED

NOTES TO FINANCIAL STATEMENTS — (Continued)

effect of these exchange rate fluctuations on certain foreign currency denominated business exposures. The Company has a policy that allows the use of derivative financial instruments to hedge foreign currency exchange rate fluctuations on forecasted revenue denominated in foreign currencies. The Company carries derivative financial instruments (derivatives) on the balance sheet at their fair values. The Company does not use derivatives for trading or speculative purposes. The Company does not believe that it is exposed to more than a nominal amount of credit risk in its foreign currency hedges, as counterparties are large, global and well-capitalized financial institutions. To hedge foreign currency risks, the Company uses foreign currency exchange forward contracts, where possible and prudent. These forward contracts are valued using standard valuation formulas with assumptions about future foreign currency exchange rates derived from existing exchange rates, interest rates, and other market factors.

The Company considers its most current forecast in determining the level of foreign currency denominated revenue to hedge as cash flow hedges. The Company combines these forecasts with historical trends to establish the portion of its expected volume to be hedged. The revenue and expenses are hedged and designated as cash flow hedges to protect the Company from exposures to fluctuations in foreign currency exchange rates. If the underlying forecasted transaction does not occur, or it becomes probable that it will not occur, the related hedge gains and losses on the cash flow hedge are reclassified from accumulated other comprehensive income (loss) to the consolidated statement of comprehensive loss at that time.

Income Taxes

The Company accounts for income taxes using an asset and liability approach, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements, but have not been reflected in taxable income. A valuation allowance is established to reduce deferred tax assets to their estimated realizable value. Therefore, the Company provides a valuation allowance to the extent that is more likely than not that it will generate sufficient taxable income in future periods to realize the benefit of its deferred tax assets.

Note 2.    Intangible Assets

	March 31, 2013
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted-Average Remaining Useful Life
Customer relationships	$2,989	$(2,989)	$—	—
Brands associated with acquired cell lines	617	(86)	531	34.4 years
Product licenses	626	(126)	500	8 years
Other intangibles	194	(155)	39	1.4 years

Total	$4,426	$(3,356)	$1,070

	March 31, 2012
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted-Average Remaining Useful Life
Customer relationships	$3,130	$(2,899)	$231	0.4 years
Brands associated with acquired cell lines	649	(74)	575	35.4 years
Product licenses	417	(82)	335	8 years
Other intangibles	205	(134)	71	2.4 years

Total	$4,401	$(3,189)	$1,212

Amortization expense was $354, $713 and $692 in financial years 2013, 2012, and 2011, respectively. Total future amortization expense for intangible assets that have definite lives, based upon the Company’s existing intangible assets and their current estimated useful lives as of March 31, 2013, is estimated as follows:

2014	$103
2015	88
2016	76
2017	76
2018	76
Thereafter	651

Total	$1,070

Note 3.    Debt

In 2010, Alba issued $3,000 of loan notes to Haemonetics S.A. (Haemonetics). The loan notes were issued in conjunction with an Evaluation; Supply and License Agreement entered into by Alba and Haemonetics. Under that agreement, Haemonetics was granted a license to evaluate the use of blood-typing reagents developed and manufactured by the Company within the Haemonetics products. The loan notes are redeemable in March 2017 and incur interest at a rate of 7.5% per annum.

Note 4.    Fair Value Measurements

Assets and liabilities measured and recorded at fair value on a recurring basis

The following table summarizes the Company’s assets and liabilities that are measured at fair value on a recurring basis, by level, within the fair value hierarchy:

	March 31, 2013
	Level 1	Level 2	Level 3	Total
Assets:
Foreign currency forward contracts(1)	$20	$—	$—	$20

Total assets measured at fair value	$20	$—	$—	$20

QUOTIENT LIMITED

NOTES TO FINANCIAL STATEMENTS — (Continued)

	March 31, 2013
	Level 1	Level 2	Level 3	Total
Liabilities:
Fair value of preference share warrants	$—	$—	$19	$19

Total liabilities measured at fair value	$—	$—	$19	$19

	March 31, 2012
	Level 1	Level 2	Level 3	Total
Assets:
Foreign currency forward contracts(1)	$—	$—	$—	$—

Total assets measured at fair value	$—	$—	$—	$—

	March 31, 2012
	Level 1	Level 2	Level 3	Total
Liabilities:
Fair value of preference share warrants	$—	$—	$127	$127

Total liabilities measured at fair value	$—	$—	$127	$127

(1)	Contract fair values are determined based on quoted prices for similar assets in active markets using inputs such as currency rates and forward points.

The change in the estimated fair value of preference share warrant liabilities is summarized below:

March 31, 2011	$—
Issue of warrants	127

March 31, 2012	127
Exercise of warrants	(108)

March 31, 2013	$19

The carrying amounts of cash and cash equivalents, trade accounts receivable and accounts payable reported in the Consolidated Balance Sheets approximate their respective fair values because of the short term nature of these accounts. The fair value of long-term debt approximates the recorded value.

Note 5.    Consolidated Balance Sheet Detail

Inventory

The following table summarizes inventory by category for the periods presented:

	March 31,
	2013	2012
Raw materials	$1,029	$782
Work in progress	1,303	1,424
Finished goods	992	453

Total	$3,324	$2,659

Property and equipment

The following table summarizes property and equipment by categories for the periods presented:

	March 31,
	2013	2012
Plant and machinery	$2,752	$2,234
Leasehold improvements	340	118

Total property and equipment	3,092	2,352
Less: accumulated depreciation	(1,442)	(1,176)

Total property and equipment, net	$1,650	$1,176

Depreciation expenses were $337, $276 and $288 in financial years 2013, 2012, and 2011, respectively.

Accrued compensation and benefits

Accrued compensation and benefits consist of the following:

	March 31,
	2013	2012
Salary and related benefits	$61	$58
Accrued vacation	36	29
Accrued payroll taxes	397	270
Accrued incentive payments	570	—

Total accrued compensation and benefits	$1,064	$357

QUOTIENT LIMITED

NOTES TO FINANCIAL STATEMENTS — (Continued)

Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	March 31,
	2013	2012
Accrued legal and professional fees	$68	$642
Accrued interest	169	90
Goods received not invoiced	264	355
Fair value of preference share warrants liability	19	127
Other accrued expenses	504	498

Total accrued expenses and other current liabilities	$1,024	$1,712

Note 6.    Commitments and Contingencies

Lease commitments

The Company leases its facilities and certain equipment under operating leases that expire at various dates through 2019. Some of the leases contain renewal options, escalation clauses, rent concessions, and leasehold improvement incentives. Rent expense is recognized on a straight-line basis over the lease term. Rent expense was $746, $576 and $627 in financial years ended March 31, 2013, 2012, and 2011, respectively.

The following is a schedule by years of minimum future rentals on non-cancelable operating leases as of March 31, 2013:

2014	$800
2015	514
2016	273
2017	218
2018	91
Thereafter	2

Total minimum future lease payments	$1,898

The company has entered into capital leases for the purchase of equipment that has a gross and net book value of $804 and $609 respectively as of March 31, 2013 and $363 and $205 respectively as of March 31, 2102.

The following is a schedule of future annual repayments on capital leases as of March 31, 2013:

2014	$198
2015	172
2016	135

Total minimum future lease payments	$505

Purchase obligations

The Company has purchase obligations that are associated with agreements for purchases of goods or services. Management believes that cancellation of these contracts is unlikely and thus the Company expects to make future cash payments according to the contract terms.

The following is a schedule by years of purchase obligations as of March 31, 2013:

2014	$2,460
2015	546
2016	46

Total minimum future purchase obligations	$3,052

Government Grant

In 2008, the Company was awarded research and development grant funding from Scottish Enterprise amounting to £1,791 for the development of its MosaiQTM product. The total grant claimed to March 31, 2013 is £1,521. Regular meetings are held to update Scottish Enterprise with the status of the project and while the terms of the grant award provide for full repayment of the grant in certain circumstances, the Company does not consider that any repayment is likely.

Hedging arrangements

During March 2013, the Company’s subsidiary in the United Kingdom (“UK”) entered into twelve foreign currency forward contracts to sell $300 and purchase pounds sterling at a rate of £1:$1.51 in each calendar month in the financial year ending March 31, 2014. There was no significant gain or loss on these contracts at March 31, 2013.

The foreign currency forward contracts were entered into to mitigate the foreign exchange risk arising from the fluctuations in the value of US dollar denominated transactions in entered into by our UK subsidiary. These foreign currency forward contracts are designated as cash flow hedges and are carried on the Company’s balance sheet at fair value with the effective portion of the contracts’ gains or losses included in accumulated other comprehensive income (loss) and subsequently recognized in revenue/expense in the same period the hedged items are recognized.

At inception and at each quarter end, hedges are tested prospectively and retrospectively for effectiveness. Changes in the fair value of foreign currency forward contracts due to changes in time value are excluded from the assessment of effectiveness and are recognized in revenue in the current period. The change in time value related to these contracts was not material for all reported periods. To qualify for hedge accounting, the hedge relationship must meet criteria relating both to the derivative instrument and the hedged item. These criteria include identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s cash flows will be measured. There were no gains or losses during the twelve months ended March 31, 2013 associated with ineffectiveness or forecasted transactions that failed to occur.

To receive hedge accounting treatment, hedging relationships are formally documented at the inception of the hedge and the hedges must be tested to demonstrate an expectation of providing highly effective offsetting changes to future cash flows on hedged transactions.

Note 7.    Geographic Information

The Company operates in one business segment. Revenues are attributed to countries based on the location of the Company’s channel partners as well as direct customers.

QUOTIENT LIMITED

NOTES TO FINANCIAL STATEMENTS — (Continued)

The following table represents revenue attributed to countries based on the location of the customer:

	Year Ended March 31,
	2013	2012	2011
Revenue:
United States	$6,027	$4,874	$3,560
United Kingdom	1,253	1,878	2,336
France	2,825	1,099	482
Japan	2,030	1,805	1,506
Other foreign countries(1)	2,236	2,563	2,150

	$14,371	$12,219	$10,034

(1)	No individual country represented more than 10% of the respective totals.

The table below lists the Company’s property and equipment, net of accumulated depreciation, by country. With the exception of property and equipment, the Company does not identify or allocate its assets by geographic area:

	March 31,
	2013	2012
Long-lived assets:
United Kingdom	$1,642	$1,160
United States	8	16

	$1,650	$1,176

Note 8.    Ordinary, Deferred and Preference Shares

Ordinary and Deferred shares

The Company’s issued and outstanding ordinary and deferred shares consist of the following:

	Shares Issued and Outstanding March 31, 2013	Shares Issued and Outstanding, March 31, 2012
Ordinary shares	—	—
A Ordinary shares	237,233	217,463
B Ordinary shares	—	—
A Deferred shares	—	19,770
B Deferred shares	118,617	118,617
C Deferred shares	525,710	525,710

Total	881,560	881,560

On February 16, 2012, the Company issued 177,924 A Ordinary shares, 59,309 A Deferred shares, 118,617 B Deferred shares and 525,710 C Deferred shares to the holders of similar shares in QBDG, the former holding company of the group.

The pertinent rights and privileges of holders of the various classes of shares are as follows:

Dividend Rights.    The Ordinary shares, the A Ordinary shares and the B Ordinary shares are eligible to receive dividends and share equally with the B Preference shares in any dividends paid by the Company provided that the fixed dividend due on the A Preference Shares has been paid. The A, B and C deferred shares are not eligible to receive dividends.

Conversion Rights.    The A Deferred shares convert to A Ordinary shares over time at a rate of one A Ordinary share for each A Deferred share. The B Deferred shares convert to B Ordinary Shares at a rate of one B Ordinary share for each B Deferred share upon a fundraising or exit event with a value of $40 million or more. The C Deferred shares convert to A Ordinary shares at a rate of one A Ordinary share for each C Deferred share upon the earlier of an exit event or September 21, 2013.

Redemption Rights.    The Ordinary shares, the A Ordinary shares, the B Ordinary shares, the A Deferred shares, the B Deferred shares and the C Deferred shares have no redemption rights.

Liquidation Rights.    The assets of the Company are to be applied in the following order of priority in the event of a liquidation of the Company. Firstly, to pay to the holders of the A Preference shares and the B Preference Shares an amount equal to the original subscription price of $1.0526 per share, and a dividend of 12% per annum calculated on the original subscription price from the date of issue of the shares to the date of liquidation to the extent such dividend has not previously been paid. Secondly, to pay to the holders of the Ordinary shares an amount equal to the original subscription price. Thirdly, to pay to the holders of the A Ordinary shares and the B Ordinary shares, an amount equal to the original subscription price. Fourthly to pay to the holders of the Deferred shares the sum of one pound sterling in aggregate and the balance of any remaining assets is to be distributed equally between the holders of the Ordinary shares, the A Ordinary shares and the B Ordinary shares.

Voting rights.    The Ordinary shares have one vote per share. The A Ordinary shares, the B Ordinary shares, the A Deferred shares, the B Deferred shares and the C Deferred shares have no voting rights.

Preference shares

The Company’s issued and outstanding preference shares consist of the following:

	Shares Issued and Outstanding March 31, 2013	Shares Issued and Outstanding, March 31, 2012	Liquidation amount per share March 31, 2013	Liquidation amount per share March 31, 2012
A Preference shares	12,719,954	12,469,954	$1.19	$1.07
B Preference shares	14,440,901	10,640,664	$1.16	$1.07

Total	27,160,855	23,110,618

On February 16, 2012, the Company issued 10,640,664 no par value B Preference shares for cash of $1.0526 per share. On the same date it also issued 14,023,552 no par value A Preference shares in exchange for 100% of the issued share capital of Alba, QSIP and QBD and repurchased 1,553,598 A Preference shares from QBDG for $1.0526 per share payable in cash. It also granted warrants for the issue of up to 3,800,237 B Preference shares and 950,060 A Preference shares at $1.0526 per share. On February 14, 2013 all of the B Preference and 250,000 of the A Preference share warrants were exercised resulting in the issue of 3,800,237 B Preference shares for cash of $4,000 and 250,000 A Preference shares for cash of $263. At March 31, 2013 warrants for the issue of 700,060 A Preference shares at $1.0526 per share remain outstanding.

QUOTIENT LIMITED

NOTES TO FINANCIAL STATEMENTS — (Continued)

The Company recorded the A Preference shares and the B Preference shares at fair value of $1.0526 per share on the date of issuance. The Company classifies A Preference shares and the B Preference shares outside of shareholders’ equity because the shares contain certain redemption features that are not solely within the Company’s control. For the years ended March 31, 2013 and 2012, the Company did not adjust the carrying values of A Preference shares and the B Preference shares to the deemed redemption values of such shares since no events requiring redemption of such shares were probable at each balance sheet date. Subsequent adjustments to increase the carrying values to the ultimate redemption values will be made only when it becomes probable that such events will occur.

The rights of holders of A Preference shares and the B Preference shares are as follows:

Dividend Rights.    The holders of A Preference shares are entitled to receive cumulative fixed dividends at the per share rate of 12% per annum of the original issue price out of funds legally available to be paid on September 30 each year, subject to the consent of the holders of the B preference shareholders. To date, no dividend payments have been approved or made. The holders of the B Preference shares are only entitled to dividends if and when the directors of the Company determine that such a dividend should be paid.

Conversion Rights.    The A Preference shares and the B Preference shares convert to Ordinary shares at a rate of one Ordinary share for each A Preference share or B preference share at any time at the option of the holders of the Preference shares or automatically upon closing of a Qualified Public Offering as defined in the Company’s Articles of Association.

Redemption Rights.    The A Preference shares and the B Preference shares are both redeemable in equal amounts at any time after February 12, 2017 at the option of the holders of the B Preference shares.

Liquidation Rights.    The assets of the Company are to be applied in the following order of priority in the event of a liquidation of the Company. Firstly, to pay to the holders of the A Preference shares and the B Preference Shares an amount equal to the original subscription price of $1.0526 per share, and a dividend of 12% per annum calculated on the original subscription price from the date of issue of the shares to the date of liquidation to the extent such dividend has not previously been paid. Secondly, to pay to the holders of the Ordinary shares an amount equal to the original subscription price. Thirdly, to pay to the holders of the A Ordinary shares and the B Ordinary shares, an amount equal to the original subscription price. Fourthly to pay to the holders of the Deferred shares the sum of one pound sterling in aggregate and the balance of any remaining assets is to be distributed equally between the holders of the Ordinary shares, the A Ordinary shares and the B Ordinary shares.

Voting Rights.    The A Preference shares and the B Preference Shares both have one vote per share.

The fair value of the above warrants was determined using the Black-Scholes valuation model with the following assumptions:

	Year Ended March 31,
	2013	2012
Fair value of preferred shares	—	$1.05
Risk free interest rate	—	2.05%
Weighted-average expected lives (years)	—	1.0
Volatility	—	72.43%

Note 9.    Share-Based Compensation

The Company records share-based compensation expense in respect of options issued under the 2012 Option Plan and in respect of the deferred shares issued to employees. Share-based compensation expense amounted to $471 in the year ended March 31, 2013 and $0 in prior years.

2012 Option Plan

The 2012 Option Plan (the “Option Plan”) was designed in order to grant options on Ordinary shares in the capital of the Company to certain of its directors and employees. The purpose of the Option Plan is to provide employees with an opportunity to participate directly in the growth of the value of the Company by receiving options for shares.

Each option converts into one Ordinary share of the Company on exercise.

The 2012 Option Plan was approved by the shareholders as part of the arrangements relating to the issue of the A Preference Shares and B Preference shares on February 16, 2012.

The total number of shares in respect of which options may be granted under the 2012 Option Plan is limited at 2,081,675. Options that lapse or are forfeited are available to be granted again.

Options generally vest over a period of three years but certain employees have shorter vesting periods. The contractual life of all options is 10 years. Options are also only exercisable after the Company becomes a public company or in the event of an acquisition of 75% or more of the share capital of the Company by a third party.

Share option activity

The following table summarizes share option activity:

	Number of Share Options Outstanding	Weighted- Average Exercise Price	Weighted-Average Remaining Contractual Life (Months)	Aggregate Intrinsic Value(1)
Outstanding—March 31, 2012	—	$—	—	$—
Granted	1,154,375	0.46	120	566
Exercised	—	—	—	—
Forfeited	—	—	—	—
Repurchased	—	—	—	—

Outstanding—March 31, 2013	1,154,375	$0.46	116	$566

Vested and expected to vest—March 31, 2013	981,219	$0.46	116	$481

Exercisable—March 31, 2013	—	$—	—	$—

(1)	Intrinsic value is calculated as the difference between the fair value of the Company’s ordinary shares as of the end of each reporting period and the exercise price of the option.

QUOTIENT LIMITED

NOTES TO FINANCIAL STATEMENTS — (Continued)

The following table summarizes the options granted in 2013 with their exercise prices, the fair value of ordinary shares as of the applicable grant date, and the intrinsic value, if any:

Grant Date	Number of Options Granted	Weighted Average Exercise Prices	Ordinary Shares Fair Value Per Share at Grant Date	Intrinsic Value
August 31, 2012	565,366	$0.46	$0.95	$277
February 15, 2013	589,009	$0.46	$0.95	$289

Determining the fair value of share options

The fair value of each grant of share options was determined by the Company using the Black-Scholes options pricing model.

Assumptions used in the option pricing models are discussed below. Each of these inputs is subjective and generally requires significant judgment to determine.

Expected volatility.    The expected volatility was based on the historical share volatilities of a selection of the Company’s publicly listed peers over a period equal to the expected terms of the options as the Company did not have a sufficient trading history to use the volatility of its own ordinary shares.

Fair value of ordinary shares.    Transactions involving the preference share capital of the Company determined the fair values of the ordinary shares at the grant dates. The preference shares have preferred rights versus the ordinary shares as regards capital redemption and dividends but after all other shares have been paid out the balance of any residual assets is shared amongst the ordinary shareholders. The preference shareholders may convert their shares to ordinary shares at any time.

Based on these share rights, the fair value of the ordinary shares will not exceed the fair value of the preference shares but may equal it, if it appears likely that the value of the company as a whole exceeds the entitlements of the preference shares thus making it more likely than not that the preference shareholders will opt to convert their shares.

The directors have considered the progress of the company at each option award date and determined the fair market value of the ordinary shares by reference to the fair values of the preference shares plus an appropriate discount.

Risk-Free Interest Rate.    The risk-free interest rate is based on the UK Government 10-year bond yield curve in effect at the time of grant.

Expected term.    The expected term is determined after giving consideration to the contractual terms of the share-based awards, graded vesting schedules ranging from one to three years and expectations of future employee behavior as influenced by changes to the terms of its share-based awards.

Expected dividend.    According to the terms of the awards, the exercise price of the options is adjusted to take into account any dividends paid. As a result dividends are not required as an input to the model, as these reductions in the share price are offset by a corresponding reduction in exercise price.

A summary of the weighted-average assumptions applicable to the share options is as follows:

	Year Ended March 31,
	2013	2012
Risk free interest rate	2.05%	N/A
Weighted-average expected lives (years)	2.33	N/A
Volatility	64%	N/A
Dividend Yield	0.00%	N/A

Weighted average grant date fair value (per share)	$0.95	$—
Value Granted (total)	$1,097	$—
Number granted in year	1,154,375	—

The directors deemed the fair value of the Company’s ordinary shares to be $0.95 per share on March 31, 2013.

As of March 31, 2013, total compensation cost related to unvested share options granted to employees not yet recognized was $783 net of estimated forfeitures. This cost will be amortized to expense over a weighted average remaining period of 2 years and will be adjusted for subsequent changes in estimated forfeitures.

Deferred shares

Deferred shares were granted as follows:

	Year Ended March 31,
	2013	2012
Weighted average grant date fair value (per share)	$—	$0.89
Value Granted (total)	$—	$626
Number granted in year	—	703,636

As of March 31, 2013, total compensation cost related to deferred shares granted to employees not yet recognized was $247 net of estimated forfeitures. This cost will be amortized to expense over a weighted average remaining period of 0.83 years and will be adjusted for subsequent changes in estimated forfeitures.

Note 10.    Income Taxes

No provision has been made for current or deferred income taxes in any period. The statutory tax rate of the Company in Jersey is 0%. The principal operating subsidiaries operate in the United States and the United Kingdom and are subject to corporate income taxes in those countries. Both these entities have incurred trading losses and no corporate income taxes have been provided for. A reconciliation of the income tax expense at the statutory rate to the provision for income taxes is as follows:

	March 31,
	2013	2012	2011
Income Tax Expense at Statutory Rate	$—	$—	$—
Foreign Tax Rate Differential	(488)	(681)	(1,044)
Increase in valuation allowance against deferred tax assets	488	681	1,044

Provision for Income Taxes	$—	$—	$—

QUOTIENT LIMITED

NOTES TO FINANCIAL STATEMENTS — (Continued)

Significant components of deferred tax assets are as follows:

	March 31,
	2013	2012
Deferred tax assets:
Provisions and reserves	$5	$8
Net operating loss carry forwards	4,200	3,746

Gross deferred tax assets	$4,205	$3,754

Fixed asset basis difference	(174)	(211)

Gross deferred tax liabilities	$(174)	$(211)

Net deferred tax asset	$4,031	$3,543

Valuation Allowance	(4,031)	(3,543)

Net deferred tax asset	$—	$—

The Company maintains a valuation allowance on net operating losses and other deferred tax assets in jurisdictions for which it does not believe it is more likely than not to realize those deferred tax assets based upon all available positive and negative evidence, including historical operating performance, carryback periods, reversal of taxable temporary differences, tax planning strategies, and earnings expectations.

As of March 31, 2013, the Company has net operating loss carry forwards of approximately $10,939 and $4,099 of U.S. state net operating losses, which will be available to offset future taxable income. If not used, approximately $2,625 of these tax effected carry forwards will expire between 2029 and 2033. The remaining portion of the carry forwards arose in jurisdictions where losses do not expire.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in tax expense. During the fiscal years ended March 31, 2011 through March 31, 2013, the Company had no amounts accrued for interest and penalties. The Company does not currently anticipate that the total amount of unrecognized tax benefits will result in material changes to its financial position within the next 12 months.

The Company has evaluated its tax positions in all jurisdictions at each year end and has concluded that there are no material uncertain tax positions.

The Company files consolidated and separate company income tax returns in its domestic and foreign jurisdictions. All necessary income tax filings in all jurisdictions have been completed for all years up to and including March 31, 2013 and there are no ongoing tax examinations in any jurisdiction.

Note 11.    Defined Contribution Plan

The Company operates a defined contribution pension scheme. The assets of the scheme are held separately from those of the Company in an independently administered fund. The pension cost charge represents the contribution payable by the Company to the fund during the year. Pension costs during the years ended March 31, 2013, 2012 and 2011 amounted to $263, $228 and $208, respectively.

Note 12.    Net Loss Per Share

The Company applies the two-class method when computing its earnings per share, which requires that net income per share for each class of share (ordinary shares and preference shares) be calculated assuming 100% of the Company’s net income is distributed as dividends to each class of share based on their contractual rights.

In accordance with ASC 260 “Earnings Per Share”, basic earnings available to ordinary shareholders per share is computed based on the weighted-average number of ordinary shares outstanding during each period. Diluted earnings available to ordinary shareholders per share is computed based on the weighted-average number of ordinary shares outstanding during each period, plus potential ordinary shares considered outstanding during the period, as long as the inclusion of such shares is not anti-dilutive. Potential ordinary shares consist of the incremental ordinary shares issuable upon the exercise of share options (using the treasury shares method), the conversion of the Company’s deferred and preference shares and the warrants to acquire preference shares.

The following table sets forth the computation of basic loss per ordinary share. Diluted earnings per share figures are not applicable due to losses:

	Year Ended March 31,
	2013	2012	2011
Numerator:
Net loss	$(4,714)	$(4,473)	$(4,621)

Net loss available to ordinary shareholders	$(4,714)	$(4,473)	$(4,621)

Net loss available to ordinary shareholders—diluted	$(4,714)	$(4,473)	$(4,621)

Denominator:
Weighted-average ordinary shares outstanding—basic and diluted	233,956	179,116	177,924

Loss per ordinary share—basic and diluted	$(20.15)	$(24.97)	$(25.97)

B preference shares are participating securities with no contractual obligation to share in the losses of the Company. Accordingly, no losses were allocated to B preference shares in the calculation of loss per share in the periods presented.

No cumulative dividend is included in net loss for EPS calculation as A preference share dividends, based on their terms are not considered earned.

Basic and diluted loss per share in 2012 and 2011 have been computed assuming the ordinary shares issued to the Company’s shareholders upon its formation were outstanding for all periods presented.

QUOTIENT LIMITED

NOTES TO FINANCIAL STATEMENTS — (Continued)

The options to purchase ordinary shares, the deferred shares, the A Preference shares, the B Preference shares and the warrants to purchase A Preference Shares and B Preference shares have been excluded from the above computation of earnings per share for the years ended March 31, 2013 and March 31, 2012 as their inclusion would have been anti-dilutive. The following sets out the numbers of the shares, deferred shares, options and warrants excluded from the above computation of earnings per share for the years ended March 31, 2013 and March 31, 2012, as their inclusion would have been anti-dilutive.

	Year Ended March 31,
	2013	2012	2011
A Preference shares	12,719,954	12,469,954	N/A
Warrants to purchase A Preference shares	700,060	950,060	N/A
B Preference shares	14,440,901	10,640,664	N/A
Warrants to purchase B Preference shares	—	3,800,237	N/A
Deferred shares	644,327	664,097	N/A

Options to purchase ordinary shares	1,154,375	—	N/A

Anti-dilutive shares	29,659,617	28,525,012	N/A

Note 13.    Litigation

Our subsidiary Alba is involved in a dispute with Scottish National Blood Transfusion Service (“SNBTS”) related to an agreement between the two parties in 2007 pursuant to which Alba purchased its business from SNBTS. SNBTS claims that pursuant to this agreement, it is entitled to 15% of the value of the continuing business of Alba as at August 31, 2012 or approximately $3,100. Alba believes that no sums are due.

Note 14.    Subsequent Events

On December 6, 2013, the Company completed a refinancing which resulted in the issuance for cash of 929,167 new C preference shares at a price of $3.00 per share. The C preference shares have the same rights as the B preference shares in existence at March 31, 2013. In addition, at the same time the Company drew down $15 million under a new secured bank facility agreement with MidCap Financial LLC and repaid the $3 million of long term debt with Haemonetics outstanding at March 31, 2013. The new facility is repayable over a four year period with no repayments being due until eighteen months from the date of drawdown and then equal amounts being repayable monthly over the remaining thirty months.

On December 9, 2013, our newly formed Swiss subsidiary entered into the lease of a property in Eysins, Switzerland with an annual rental of 1.2 million Swiss francs. The lease runs until March 15, 2020 and there are options for the tenant to extend the lease beyond this date.

QUOTIENT LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited)

(Expressed in thousands of U.S. Dollars — except for share data and per share data)

	December 31, 2013	March 31, 2013
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$13,756	$4,219
Trade accounts receivable, net	1,841	1,516
Inventories	4,469	3,324
Prepaid expenses and other current assets	3,410	1,112

Total current assets	23,476	10,171
Property and equipment, net	1,907	1,650
Intangible assets, net	995	1,070

Total assets	$26,378	$12,891

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERENCE SHARES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$3,125	$2,338
Accrued compensation and benefits	1,225	1,064
Accrued expenses and other current liabilities	2,865	1,024
Finance lease liabilities	196	198

Total current liabilities	7,411	4,624
Long-term debt	14,579	3,000
Finance lease liabilities, less current portion	194	307

Total liabilities	22,184	7,931

Commitments and contingencies	—	—
A Preference shares (nil par value) 12,719,954 shares issued and outstanding at December 31, 2013 and March 31, 2013.	13,180	13,180
B Preference shares (nil par value) 14,583,407 and 14,440,901 shares issued and outstanding at December 31, 2013 and March 31, 2013, respectively	14,991	14,841
C Preference shares (nil par value) 929,167 and zero shares issued and outstanding at December 31, 2013 and March 31, 2013, respectively.	2,592	—
Shareholders’ deficit:
Ordinary shares (nil par value) 125,092 and zero shares issued and outstanding at December 31, 2013 and March 31, 2013, respectively;	59	—
A Ordinary shares (nil par value) 762,943 and 237,233 shares issued and outstanding at December 31, 2013 and March 31, 2013, respectively;	—	—
B Ordinary shares (nil par value) 118,617 and zero shares issued and outstanding at December 31, 2013 and March 31, 2013, respectively;	—	—
Deferred shares (nil par value) zero A Deferred shares, zero and 118,617 B deferred shares, zero and 525,710 C deferred shares issued and outstanding at December 31, 2013 and March 31, 2013, respectively;	—	—
Distribution in excess of capital	(17,025)	(17,745)
Accumulated other comprehensive income (loss)	479	(186)
Accumulated deficit	(10,082)	(5,130)

Total shareholders’ deficit	(26,569)	(23,061)

Total liabilities, redeemable convertible preference shares and shareholders’ deficit	$26,378	$12,891

The accompanying notes form an integral part of these consolidated financial statements.

QUOTIENT LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (unaudited)

(Expressed in thousands of U.S. Dollars — except for share data and per share data)

	Nine months ended December 31,
	2013	2012
Revenue:
Product sales	$12,332	$10,319
Other revenues	2,768	618

Total revenue	15,100	10,937

Cost of revenue:	(6,271)	(5,384)

Gross profit	8,829	5,553
Operating expenses:
Sales and marketing	(2,057)	(1,630)
Research and development, net of government grants	(4,916)	(1,883)
General and administrative expenses:
Compensation expense in respect of share options and management equity incentives	(701)	(335)
Other general and administrative expenses	(5,442)	(4,584)

Total general and administrative expense	(6,143)	(4,919)

Total operating expenses	(13,116)	(8,432)

Operating loss	(4,287)	(2,879)
Other income (expense):
Interest expense, net	(582)	(192)
Other, net	(83)	29

Other (expense), net	(665)	(163)

Loss before income taxes	(4,952)	(3,042)
Provision for income taxes	—	—

Net loss	$(4,952)	$(3,042)

Other comprehensive income (loss):
Foreign currency gain	$665	$22

Other comprehensive income	665	22

Comprehensive loss	$(4,287)	$(3,020)

Net loss available to ordinary shareholders	$(4,952)	$(3,042)

Net loss available to ordinary shareholders—basic and diluted	$(4,952)	$(3,042)
Loss per ordinary share—basic and diluted	$(10.99)	$(13.06)
Weighted-average shares outstanding—basic and diluted	450,555	232,883

The accompanying notes form an integral part of these consolidated financial statements.

QUOTIENT LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERENCE SHARES AND CHANGES IN SHAREHOLDERS’ DEFICIT (unaudited)

(Expressed in thousands of U.S. Dollars — except for share data)

	Redeemable Convertible Preference Shares		Ordinary Shares		Deferred Shares		Distribution in Excess of Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balances, March 31, 2013	27,160,855	$28,021	237,233	$—	644,327	$—	$(17,745)	$(186)	$(5,130)	$(23,061)

Issue of shares, upon exercise of warrant	142,506	150	—	—	—	—	19	—	—	19
Issue of shares, net of expenses of $195	929,167	2,592	125,092	59	—	—	—	—	—	59
Conversion of shares	—	—	644,327	—	(644,327)	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	(4,952)	(4,952)
Foreign currency translation gain	—	—	—	—	—	—	—	665	—	665

Other comprehensive income	—	—	—	—	—	—	—	665	—	665
Stock-based compensation, net of repurchases	—	—	—	—	—	—	701	—	—	701

Balances, December 31, 2013	28,232,528	$30,763	1,006,652	$59	—	$—	$(17,025)	$479	$(10,082)	$(26,569)

The accompanying notes form an integral part of these consolidated financial statements.

QUOTIENT LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(Expressed in thousands of U.S. Dollars)

	Nine months ended December 31,
	2013	2012
OPERATING ACTIVITIES:
Net loss	$(4,952)	$(3,042)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	376	568
Stock-based compensation	701	335
Net change in assets and liabilities:
Trade accounts receivable, net	(148)	(263)
Inventories	(949)	(530)
Accounts payable and accrued liabilities	821	(60)
Accrued compensation and benefits	154	564
Other assets	(592)	338

Net cash used in operating activities	(4,589)	(2,090)
INVESTING ACTIVITIES:
Purchase of property and equipment and intangible assets	(416)	(675)
Refund (purchase) of intangibles assets	87	(82)

Net cash used in investing activities	(329)	(757)
FINANCING ACTIVITIES:
Proceeds from (repayment of) finance leases	(149)	299
Proceeds from drawdown of new debt	15,000	—
Repayment of debt	(3,000)	—
Debt issue costs	(557)	—
Proceeds from issuance of ordinary shares	59	—
Proceeds from issuance of preference shares	2,885	—

Net cash generated from financing activities	14,238	299
Effect of exchange rate fluctuations on cash and cash equivalents	217	(87)

Change in cash and cash equivalents	9,537	(2,635)
Beginning cash and cash equivalents	4,219	4,354

Ending cash and cash equivalents	$13,756	$1,719

Supplemental cash flow disclosures:
Income taxes paid	$—	$—
Interest paid	$296	$114

The accompanying notes form an integral part of these consolidated financial statements.

QUOTIENT LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars — except for share data and per share data, unless otherwise stated)

Note 1.    Description of Business and Basis of Presentation

Description of Business

The principal activity of Quotient Limited (the “Company”) and its subsidiaries (the Group) is the development, manufacture and sale of products for the global transfusion diagnostics market. Products manufactured by the Group are sold to hospitals, donor collection agencies, independent testing laboratories, and other diagnostics companies worldwide.

Basis of Presentation

The condensed statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). In accordance with those rules and regulations, they do not include all of the information and footnotes required by generally accepted accounting principles in the United States (“GAAP”) for complete financial statements.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting only of normal recurring adjustments) considered necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. The March 31, 2013 balance sheet was derived from audited financial statements, but does not include all disclosures required by GAAP. However, the Company believes that the disclosures are adequate to make the information presented not misleading. The financial statements should be read in conjunction with the audited consolidated financial statements at and for the year ended March 31, 2013 included in this Form S-1. The results of operations for the nine months ended December 31, 2013 are not necessarily indicative of the results of operations that may be expected for the year ending March 31, 2014.

Note 2.    Summary of Significant Accounting Policies

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. As of December 31, 2013 and March 31, 2013, all cash and cash equivalents comprised readily accessible cash balances.

Trade accounts receivable

Trade accounts receivable are recorded at the invoiced amount and are not interest bearing. The Company maintains an allowance for doubtful accounts to reserve for potentially uncollectible trade receivables. Additions to the allowance for doubtful accounts are recorded as general and administrative

QUOTIENT LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

expenses. The Company reviews its trade receivables to identify specific customers with known disputes or collectability issues. In addition, the Company maintains an allowance for all other receivables not included in the specific reserve by applying specific rates of projected uncollectible receivables to the various aging categories. In determining these percentages, the Company analyzes its historical collection experience, customer credit-worthiness, current economic trends and changes in customer payment terms. The allowance for doubtful accounts at December 31, 2013 and March 31, 2013 was $45 and $45, respectively.

Concentration of Credit Risks and Other Uncertainties

The carrying amounts for financial instruments consisting of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value due to their short maturities. Derivative instruments, consisting entirely of foreign exchange contracts, are stated at their estimated fair values, based on quoted market prices for the same or similar instruments. The counterparties to the agreements relating to the Company’s derivative instruments consist of large financial institutions of high credit standing.

The Company’s main financial institution for banking operations and its subsidiary together hold 99% of the Company’s cash and cash equivalents as of December 31, 2013 and March 31, 2013.

The Company’s accounts receivable are derived from net revenue to customers and distributors located in the United States and other countries. The Company performs credit evaluations of its customers’ financial condition. The Company provides reserves for potential credit losses but has not experienced significant losses to date. There was one customer whose accounts receivable balance represented 10% or more of total accounts receivable, net, as of December 31, 2013 or March 31, 2013. This customer represented 56% and 53% of the accounts receivable balances, as of December 31, 2013 and March 31, 2013, respectively.

The Company currently sells products through its direct sales force and through third-party distributors. There was one direct customer that accounted for 10% or more of total product sales for the fiscal years ended March 31, 2013 and 2012. This customer represented 57% and 55% of total product sales for the nine months ended December 31, 2013 and December 31, 2012, respectively.

Fair Value of Financial Instruments

The Company defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company’s valuation techniques used to measure fair value maximized the use of observable inputs and minimized the use of unobservable inputs. The fair value hierarchy is based on the following three levels of inputs:

➢	Level 1—Quoted prices in active markets for identical assets or liabilities.

➢

Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

➢	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

See Note 6, “Commitment and Contingencies,” for information and related disclosures regarding our fair value measurements.

Inventory

Inventory is stated at the lower of standard cost (which approximates actual cost) or market, with cost determined on the first-in-first-out method. Accordingly, allocation of fixed production overhead to inventory is based on normal capacity of production. Abnormal amounts of idle facility expense, freight, handling costs and spoilage are expensed as incurred and not included in overhead. No stock-based compensation cost was included in inventory as of December 31, 2013 and March 31, 2013.

Property and equipment

Property, equipment and leasehold improvements are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the related assets as follows:

➢	Plant, machinery and equipment—4 to 25 years;

➢	Leasehold improvements—the shorter of the lease term or the estimated useful life of the asset.

Repairs and maintenance expenditures, which are not considered improvements and do not extend the useful life of property and equipment, are expensed as incurred.

Intangible Assets and Goodwill

Intangible assets related to product licenses are recorded at cost, less accumulated amortization. Intangible assets related to technology and other intangible assets acquired in acquisitions are recorded at fair value at the date of acquisition, less accumulated amortization. Intangible assets are amortized over their estimated useful lives, on a straight-line basis as follows:

Customer relationships—5 years

Brands associated with acquired cell lines—40 years

Product licenses—10 years

Other intangibles assets—7 years

The Company reviews its intangible assets for impairment and conducts the impairment review when events or circumstances indicate the carrying value of a long-lived asset may be impaired by estimating the future undiscounted cash flows to be derived from an asset to assess whether or not a potential impairment exists. No impairment losses have been recorded in either nine month period ended December 31, 2013 or December 31, 2012.

Revenue Recognition

The Company recognizes revenue from product sales when there is persuasive evidence that an arrangement exists, delivery has occurred, the price is fixed or determinable and collectability is reasonably assured. Customers have no right of return except in the case of damaged goods. The Company has not experienced any significant returns of its products. Shipping and handling costs are expensed as incurred and included in cost of product sales. In those cases where the Company bills shipping and handling costs to customers, the amounts billed are classified as revenue.

QUOTIENT LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company enters into revenue arrangements that may consist of multiple deliverables of its products and services. The terms of these arrangements may include non-refundable upfront payments, milestone payments, other contingent payments and royalties on any product sales derived on collaboration. Up-front fees received in connection with collaborative agreements are deferred upon receipt, are not considered a separate unit of accounting and are recognized as revenues over the relevant performance periods. Revenues related to research and development services included in a collaboration agreement is recognized as research and services are performed over the related performance periods for each contract. A payment that is contingent upon the achievement of a substantive milestone is recognized in its entirety in the period in which the milestone is achieved.

In June 2013, the Company entered into an agreement with Ortho-Clinical Diagnostics Inc. (“OCD”) to develop a range of rare antisera products. The Company had been working on this project for more than a year before the formal agreement was signed with OCD. Under the terms of the agreement, the Company is entitled to receive milestone payments of $2,750 upon the receipt of CE-marks for the rare antisera products, $1,400 upon the receipt of FDA approval of the rare antisera products and two further milestones of $500 each upon the updating of the CE-mark and FDA approvals to cover use of the products on OCD’s automation platform. The Company concluded that as each of these milestones required significant levels of development work to be undertaken and there was no certainty at the start of the project that the development work would be successful, these milestones are substantive and will be accounted for under the milestone method of revenue recognition. During the nine month period ended December 31, 2013, the Company recognized $2,750 of milestone revenue relating to the achievement of the CE marketing milestone. The agreement also contains one further milestone of $650 payable when OCD orders $250 of the rare antisera products covered by the agreement. This payment, if received at some future date, will represent a royalty payment and will be recognized when the sales target is achieved.

Research and Development

Research and development expenses consist of costs incurred for company-sponsored and collaborative research and development activities. These costs include direct and research-related overhead expenses. The Company expenses research and development costs, including the expenses for research under collaborative agreements, as such costs are incurred. Where government grants are available for the sponsorship of such research, the grant receipt is included as a credit against the related expense.

Stock-Based Compensation

Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense on a straight-line basis over the requisite service period, which is generally the vesting period. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s Condensed Consolidated Statements of Comprehensive Loss.

In determining fair value of the stock-based compensation payments, the Company uses the Black–Scholes model and a single option award approach, which requires the input of subjective assumptions. These assumptions include: the fair value of the underlying share, estimating the length of time employees will retain their vested stock options before exercising them (expected term), the estimated volatility of the Company’s ordinary shares price over the expected term (expected volatility), risk-free interest rate (interest rate), expected dividends and the number of shares subject to options that will ultimately not complete their vesting requirements (forfeitures).

Note 3.    Intangible Assets

	December 31, 2013
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted-Average Remaining Useful Life
Customer relationships	$3,261	$(3,261)	$—	—
Brands associated with acquired cell lines	672	(106)	566	33.7 years
Product licenses	595	(186)	409	6.9 years
Other intangibles	212	(192)	20	0.7 years

Total	$4,740	$(3,745)	$995

	March 31, 2013
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted-Average Remaining Useful Life
Customer relationships	$2,989	$(2,989)	$—	—
Brands associated with acquired cell lines	617	(86)	531	34.4 years
Product licenses	626	(126)	500	8.0 years
Other intangibles	194	(155)	39	1.4 years

Total	$4,426	$(3,356)	$1,070

Note 4.    Debt

Long-term debt comprises:

	December 31, 2013	March 31, 2013
Long-term debt	$15,000	$3,000
Fair value of associated preference share warrant	(421)	—

	$14,579	$3,000

On December 9, 2013, the Company drew down $15,000 under a new secured bank facility agreement with MidCap Financial LLC and repaid the $3,000 of long-term debt with Haemonetics outstanding at March 31, 2013. The new facility is repayable over a four year period with no repayments being due until eighteen months from the drawdown date and then equal amounts being repayable monthly over the remaining thirty months. The facility bears interest at LIBOR plus 6.7%. The LIBOR rate applicable is the higher of the actual market rate from time to time or 2.0%.

The outstanding debt is repayable as follows:

2014	$—
2015	—
2016	4,500
2017	6,500
2018	4,500

Total debt	$15,000

QUOTIENT LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 5.    Consolidated Balance Sheet Detail

Inventory

The following table summarizes inventory by category for the periods presented:

	December 31, 2013	March 31, 2013
Raw materials	$1,208	$1,029
Work in progress	2,111	1,303
Finished goods	1,149	992

Total	$4,468	$3,324

Property and equipment

The following table summarizes property and equipment by categories for the periods presented:

	December 31, 2013	March 31, 2013
Plant and machinery	$3,305	$2,752
Leasehold improvements	477	340

Total property and equipment	3,782	3,092
Less: accumulated depreciation	(1,875)	(1,442)

Total property and equipment, net	$1,907	$1,650

Depreciation expenses were $298 and $245 in nine month periods ended December 31, 2013 and December 31, 2012 respectively.

Accrued compensation and benefits

Accrued compensation and benefits consist of the following:

	December 31, 2013	March 31, 2013
Salary and related benefits	$250	$61
Accrued vacation	40	36
Accrued payroll taxes	278	397
Accrued incentive payments	657	570

Total accrued compensation and benefits	$1,225	$1,064

Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	December 31, 2013	March 31, 2013
Accrued legal and professional fees	$537	$68
Accrued interest	94	169
Goods received not invoiced	621	264
Fair value of preference share warrants liability	421	19
Other accrued expenses	1,192	504

Total accrued expenses and other current liabilities	$2,865	$1,024

Note 6.    Commitments and Contingencies

Government Grant

In 2008, the Company was awarded research and development grant funding from Scottish Enterprise amounting to £1,791 for the development of MosaiQTM. The total grant claimed to December 31, 2013 is £1,702. Regular meetings are held to update Scottish Enterprise with the status of the project. While the terms of the grant award provide for full repayment of the grant in certain circumstances, the Company does not consider that any repayment is likely.

Hedging arrangements

The Company’s subsidiary in the United Kingdom (“UK”) has entered into six forward exchange contracts to sell $300 and purchase pounds sterling at a rate of £1:$1.51 in each calendar month through June 2014.

The following table summarizes the Company’s assets and liabilities that are measured at fair value on a recurring basis, by level, within the fair value hierarchy:

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Assets:
Foreign currency forward contracts	$174	$—	$—	$174

Total assets measured at fair value	$174	$—	$—	$174

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Liabilities:
Fair value of preference share warrants	$421	$—	$—	$421

Total liabilities measured at fair value	$421	$—	$—	$421

QUOTIENT LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	March 31, 2013
	Level 1	Level 2	Level 3	Total
Assets:
Foreign currency forward contracts	$20	$—	$—	$20

Total assets measured at fair value	$20	$—	$—	$20

	March 31, 2013
	Level 1	Level 2	Level 3	Total
Liabilities:
Fair value of preference share warrants	$—	$—	$19	$19

Total liabilities measured at fair value	$—	$—	$19	$19

The change in the estimated fair value of preference share warrant liabilities is summarized below:

March 31, 2013	$19
Exercise of warrants	(19)
Issue of warrants	421

December 31, 2013	$421

Note 7.    Ordinary, Deferred and Preference Shares

Ordinary and Deferred shares

The Company’s issued and outstanding ordinary and deferred shares consist of the following:

	Shares Issued and Outstanding December 31, 2013	Shares Issued and Outstanding, March 31, 2013	Par value
Ordinary shares	125,092	—	$—
A Ordinary shares	762,943	237,233	—
B Ordinary shares	118,617	—	—
B Deferred shares	—	118,617	—
C Deferred shares	—	525,710	—

Total	881,560	881,560	$—

Preference shares

The Company’s issued and outstanding preference shares consist of the following:

	Shares Issued and Outstanding December 31, 2013	Shares Issued and Outstanding, March 31, 2013	Liquidation amount per share December 31, 2013	Liquidation amount per share March 31, 2013
A Preference shares	12,719,954	12,719,954	$1.11	$1.19
B Preference shares	14,583,407	14,440,901	$1.25	$1.16
C Preference shares	929,167	—	$3.03	—

Total	28,232,528	27,160,855

142,506 A Preference shares warrants were exercised on June 28, 2013 resulting in the issue of 142,506 A Preference shares for cash of $1.0526 per share. The remaining outstanding warrants to acquire A Preference shares were cancelled on that date. The 142,506 A Preference shares issued on June 28, 2013 were converted to B Preference shares in December 2013. On December 6, 2013, the Company issued 929,167 new C Preference shares at a price of $3.00 per share. The C Preference shares have the same rights as the B Preference shares.

Note 8.    Stock-Based Compensation

The Company records stock-based compensation expense in respect of options issued under the 2012 Option Plan and in respect of the deferred shares issued to employees. Stock-based compensation expense amounted to $701 and $335 in the nine month periods ended December 31, 2013 and December 31, 2012 respectively.

2012 Option Plan

Share option activity

The following table summarizes share option activity:

	Number of Share Options Outstanding	Weighted- Average Exercise Price	Weighted-Average Remaining Contractual Life (Months)	Aggregate Intrinsic Value(1)
Outstanding—March 31, 2013	1,154,375	0.46	116	2,932
Granted	1,243,591	1.09	120	2,372
Exercised	(125,092)	0.46	—	(318)
Forfeited	(20,500)	0.46	—	(52)
Repurchased	—	—	—	—

Outstanding—December 31, 2013	2,252,374	$0.81	111	$4,394

Vested and expected to vest—December 31, 2013	1,914,518	$0.81	111	$4,193
Exercisable—December 31, 2013	125,091	$0.46	104	$318

(1)	Intrinsic value is calculated as the difference between the fair value of the Company’s ordinary shares as of the end of each reporting period and the exercise price of the option.

QUOTIENT LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the options granted in the current financial year with their exercise prices, the fair value of ordinary shares as of the applicable grant date, and the intrinsic value, if any:

Grant Date	Number of Options Granted	Weighted Average Exercise Prices	Ordinary Shares Fair Value Per Share at Grant Date	Intrinsic Value
April 11, 2013	300,000	$0.001	$0.95	$285
June 28, 2013	755,045	$1.05	$1.05	$—
November 18, 2013	188,546	$3.00	$3.00	$—

Determining the fair value of share options and deferred shares

The fair value of each grant of share options and deferred shares was determined by the Company using the Black-Scholes options pricing model.

Assumptions used in the option pricing models are discussed below. Each of these inputs is subjective and generally requires significant judgment to determine.

Expected volatility.    The expected volatility was based on the historical share volatilities of two of the Company’s publicly listed peers over a period equal to the expected terms of the options as the Company did not have a sufficient trading history to use the volatility of its own ordinary shares.

Fair value of ordinary shares.    Transactions involving the preference share capital of the Company determined the fair values of the preference shares at those dates. The preference shares have preferred rights versus the ordinary shares as regards capital redemption and dividends but after all other shares have been paid out the balance of any residual assets is shared amongst the ordinary shareholders. The preference shareholders may convert their shares to ordinary shares at any time.

Based on these share rights, the fair value of the ordinary shares will not exceed the fair value of the preference shares but may equal it, if it appears likely that the value of the company as a whole exceeds the entitlements of the preference shares thus making it more likely than not that the preference shareholders will opt to convert their shares.

The directors have considered the progress of the company at each option award date and determined the fair market value of the ordinary shares by reference to the fair values of the preference shares plus an appropriate discount.

Risk-Free Interest Rate.    The risk-free interest rate is based on the UK Government 10-year bond yield curve in effect at the time of grant.

Expected term.    The expected term is determined after giving consideration to the contractual terms of the stock-based awards, graded vesting schedules ranging from one to three years and expectations of future employee behavior as influenced by changes to the terms of its stock-based awards.

Expected dividend.    According to the terms of the awards, the exercise price of the options is adjusted to take into account any dividends paid. As a result dividends are not required as an input to the model, as these reductions in the share price are offset by a corresponding reduction in exercise price.

A summary of the assumptions applicable to the share options issued in the current financial year is as follows:

	April 11, 2013	June 28, 2013	November 18, 2013
Risk free interest rate	2.05%	2.05%	2.77%
Expected lives (years)	3	3	3
Volatility	59.97%	59.97%	59.72%
Dividend Yield	—	—	—
Grant date fair value (per share)	$0.95	$1.05	$3.00
Value Granted (total)	$285	$793	566
Number granted	300,000	755,045	188,546

Note 9.    Net Loss Per Share

The Company applies the two-class method when computing its earnings per share, which requires that net income per share for each class of share (ordinary shares and preference shares) be calculated assuming 100% of the Company’s net income is distributed as dividends to each class of share based on their contractual rights.

In accordance with ASC 260 “Earnings Per Share”, basic earnings available to ordinary shareholders per share is computed based on the weighted-average number of ordinary shares outstanding during each period. Diluted earnings available to ordinary shareholders per share is computed based on the weighted- average number of ordinary shares outstanding during each period, plus potential ordinary shares considered outstanding during the period, as long as the inclusion of such shares is not anti-dilutive. Potential ordinary shares consist of the incremental ordinary shares issuable upon the exercise of share options (using the treasury shares method), the conversion of the Company’s deferred and preference shares and the warrants to acquire preference shares.

The following table sets forth the computation of basic earnings per ordinary share. Diluted earnings per share figures are not applicable due to losses:

	Nine months ended December 31
	2013	2012
Numerator:
Net loss	$(4,952)	$(3,042)

Net loss available to ordinary shareholders—basic	$(4,952)	$(3,042)

Net loss available to ordinary shareholders—diluted	$(4,952)	$(3,042)

Denominator:
Weighted-average ordinary shares outstanding—basic and diluted	450,555	232,883

Loss per ordinary share—basic and diluted	$(10.99)	$(13.06)

The options to purchase ordinary shares, the deferred shares, the A Preference shares, the B Preference shares, the C Preference shares and the warrants to purchase A Preference shares, B Preference shares and C Preference shares have been excluded from the above computations of earnings per share.

QUOTIENT LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

B Preference shares and C Preference shares are participating securities with no contractual obligation to share in the losses of the Company. Accordingly, no losses were allocated to B Preference shares and C Preference shares in the calculation of loss per share in the periods presented.

No cumulative dividend is included in net loss for the loss per share calculation as A Preference share dividends, based on their terms are not considered earned.

Until         , 2014, 25 days after the date of this prospectus, all dealers that buy, sell or trade our ordinary, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

Part II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by us in connection with the sale of ordinary shares being registered. All amounts are estimates except for the SEC registration fee, the FINRA filing fee and The NASDAQ Global Market listing fee.

Item	Amount to be paid
SEC registration fee		$9,660
FINRA filing fee		$11,750
The NASDAQ Global Market listing fee		$125,000
Blue sky fees and expenses	$	*
Printing and engraving expenses	$	*
Legal fees and expenses	$	*
Accounting fees and expenses	$	*
Transfer agent fees and expenses	$	*
Miscellaneous expenses	$	*

Total	$	*

* To be furnished by amendment

Item 14. Indemnification of directors and officers

Upon the consummation of this offering we intend to enter into indemnification agreements with our directors and certain of our officers which may require us to indemnify them against liabilities that may arise by reason of their status or service as directors or officers (other than with respect to claims where they are determined to have breached their fiduciary duties to us), and to advance their expenses, including legal expenses, incurred as a result of any investigation, suit or other proceeding against them as to which they could be indemnified. Generally, the maximum obligation under such indemnifications is not explicitly stated and, as a result, the overall amount of these obligations cannot be reasonably estimated. If we were to incur a loss in connection with these arrangements, it could affect our business, operating results and financial condition.

In the underwriting agreement, the underwriters will agree to indemnify, under certain conditions, us, our directors and officers and persons who control us within the meaning of the Securities Act, against certain liabilities.

Item 15. Recent sales of unregistered securities

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act.

On February 18, 2011, our predecessor, Quotient Biodiagnostics Group Limited, or QBDG, issued 1,723,742 preference shares to Deidre Cowan for a purchase price of £500,000.

On April 15, 2011, QBDG issued 39,539 A ordinary shares to Jeremy Stackawitz upon the conversion of previously issued A deferred shares.

On May 15, 2011, QBDG issued 9,885 A ordinary shares to an employee upon the conversion of previously issued A deferred shares.

On June 15, 2011, QBDG issued 9,885 A ordinary shares to an employee upon the conversion of previously issued A deferred shares.

On August 10, 2011, QBDG issued 1,723,743 preference shares to Deidre Cowan for a purchase price of £500,000, and an aggregate of 525,710 C deferred shares to certain of its senior executives for an aggregate purchase price of $240,831.

On November 3, 2011, QBDG issued 1,723,742 preference shares to Deidre Cowan for a purchase price of £500,000.

On February 16, 2012, we issued 14,023,552 A preference shares to QBDG in connection with our acquisition of 100% of the issued share capital of Alba Bioscience Limited, Quotient Biodiagnostics, Inc. and QBD (QSIP) Limited. We issued 177,295 A ordinary shares, 59,309 A deferred shares, 118,617 B deferred shares and 525,710 C deferred shares to certain of our senior executives to replace equivalent shares previously issued to the same senior executives by QBDG. We also issued 10,640,664 new B preference shares to Galen Partners LLP and affiliated entities, or Galen, and Thomas Bologna at an issue price of $1.0526 per new B preference share, raising $11.2 million. We granted warrants to QBDG, Galen and Thomas Bologna allowing them to subscribe for up to 4,750,296 A preference or B preference shares for a total subscription price of $5.0 million.

On March 20, 2012, we issued 39,539 A ordinary shares to Jeremy Stackawitz upon the conversion of previously issued A deferred shares.

On May 20, 2012, we issued 9,885 A ordinary shares to an employee upon the conversion of previously issued A deferred shares.

On June 10, 2012, we issued 9,885 A ordinary shares to an employee upon the conversion of previously issued A deferred shares.

On August 31, 2012, we granted options to acquire 565,366 ordinary shares at an exercise price of £0.2901 per share to certain of our directors and employees.

On February 14, 2013, we issued an aggregate of 3,762,316 B preference shares to Galen, after Galen exercised its warrants, for an aggregate purchase price of $3,960,085. We issued 37,921 B preference shares to Thomas Bologna, after Thomas Bologna exercised his warrant, for an aggregate purchase price of $39,914. We issued 250,000 A preference shares to QDBG, after QDBG exercised its warrant, for an aggregate purchase price of $263,141.

On February 15, 2013, we granted options to acquire 589,009 ordinary shares at an exercise price of £0.2901 per share to certain of our employees.

On April 11, 2013, we granted options to acquire 300,000 ordinary shares at an exercise price of $0.001 per share to Edward Farrell.

On June 28, 2013, we granted options to acquire 755,045 ordinary shares at an exercise price of $1.05 per share to certain of our directors and employees.

Part II    Information not required in prospectus

On July 9, 2013, we issued 142,506 A preference shares to QDBG, after QDBG exercised its warrant, for an aggregate purchase price of $149,997.

On September 21, 2013, we issued 525,710 A ordinary shares to certain of our senior executives upon conversion of previously issued C deferred shares.

On November 18, 2013, we granted options to acquire 188,546 ordinary shares at an exercise price of $3.00 per share to certain of our directors and employees.

On December 6, 2013, in connection with the refinancing of certain of our outstanding indebtedness with the MidCap facility described below, we issued 666,667 C preference shares to Galen for an aggregate purchase price of $2,000,001. We also issued an aggregate of 262,500 C preference shares to certain of our officers, directors and employees for an aggregate purchase price of $787,500.

On December 6, 2013, we entered into a secured term loan facility with MidCap Financial LLC, or MidCap. Under the terms of the agreement, we granted MidCap a warrant to purchase 200,000 C preference shares at an exercise price of $3.00 per share.

On December 6, 2013, we also issued 118,617 B ordinary shares to Jeremy Stackawitz upon conversion of previously issued B deferred shares and 142,506 B preference shares to certain of our directors upon conversion of previously issued A preference shares.

On December 23, 2013, we issued 62,546 ordinary shares to David Azad and John Wilkerson, each, after they exercised their share options, for an aggregate purchase price of $29,653.

On February 13, 2014, we granted options to acquire 37,500 ordinary shares at an exercise price of $3.00 per share to certain of our employees.

The above issuances were exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act, as transactions occurring outside of the United States, or under Section 3(a)(9) thereof, as transactions involving exchanges with existing security holders, or under Section 4(a)(2) thereof, as transactions by an issuer not involving a public offering, or Rule 701, as transactions pursuant to compensatory benefit plans and contracts related to compensation. No underwriters were used in connection with any of the foregoing transactions. The purchasers of securities in each such transaction (other than the transactions involving conversions of previously issued securities) represented their intention to acquire the securities for investment only and not with a view to offer or sell, in connection with any distribution of the securities.

Item 16. Exhibits and financial statement schedules

(a)	Exhibits

See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b)	Financial statement schedules

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17. Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes:

(1)	That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Edinburgh, Scotland on March 6, 2014.

QUOTIENT LIMITED

By:	/s/ Paul Cowan
Name: Paul Cowan Title: Chief Executive Officer and Chairman of the Board of Directors

***

Each person whose signature appears below hereby constitutes and appoints Paul Cowan and Stephen Unger and each of them, as such person’s true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in such person’s name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and any additional related registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended (including post-effective amendments to the registration statement and any such related registration statements), and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Paul Cowan Paul Cowan	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	March 6, 2014

/s/ Stephen Unger Stephen Unger	Chief Financial Officer (Principal Financial Officer)	March 6, 2014

/s/ Roland Boyd Roland Boyd	Group Financial Controller and Treasurer (Principal Accounting Officer)	March 6, 2014

/s/ Thomas Bologna Thomas Bologna	Director	March 6, 2014

/s/ Frederick Hallsworth Frederick Hallsworth	Director	March 6, 2014

Signature	Title	Date

/s/ Brian McDonough Brian McDonough	Director	March 6, 2014

/s/ Zubeen Shroff Zubeen Shroff	Director	March 6, 2014

/s/ John Wilkerson John Wilkerson	Director	March 6, 2014

/s/ Stephen Unger Stephen Unger	Authorized Representative in the United States	March 6, 2014

Exhibit number	Description of exhibit

1.1*	Form of Underwriting Agreement

3.1*	Amended Articles of Association

4.1*	Form of Ordinary Shares Certificate

4.2	Warrant to Purchase C Preference Shares, dated December 6, 2013, issued to Midcap Funding V, LLC

5.1*	Opinion of Carey Olsen

8.1*	Opinion of Clifford Chance US LLP as to U.S. tax matters

10.1†	Credit, Guaranty and Security Agreement, dated December 6, 2013, between Midcap Funding V, LLC and Quotient Biodiagnostics, Inc.

10.2	Service Agreement, dated February 16, 2012, between Quotient Biodiagnostics Holding Limited and Paul Cowan

10.3	Employment Agreement, dated March 9, 2009, between Alba Bio Science Limited and Jeremy Stackawitz

10.4	Service Agreement, dated November 21, 2012, between Quotient Biodiagnostics Holding Limited and Edward Farrell

10.5	Service Agreement, dated August 14, 2012, between Quotient Biodiagnostics Holdings Limited and Roland Boyd

10.6*	Employment agreement, dated March 5, 2014, between Quotient Limited and Stephen Unger

10.7

Umbrella Supply Agreement, dated December 1, 2004, between Alba Bioscience, a division of the Scottish National Blood Transfusion Service, predecessor to Alba Bioscience Limited, acting on behalf of The Common Services Agency, and Ortho-Clinical Diagnostics Inc.

10.8

Assignment Agreement of the Supply Umbrella Agreement, dated September 3, 2007, between Ortho-Clinical Diagnostics Inc. and The Common Services Agency acting through its division the Scottish National Blood Transfusion Service

10.9†	STRATEC Development Agreement, dated January 8, 2014, between Stratec Biomedical AG and QBD (QSIP) Ltd.

10.10

Shareholders Agreement, dated February 16, 2012, by and among Quotient Biodiagnostics Holdings Limited, each holder of the Corporation’s A Preference Shares, B Preference Shares, Ordinary Shares, A Deferred Shares, B Deferred Shares, C Deferred Shares, A Ordinary Shares and B Ordinary Shares

10.11	Future Master Services Agreement, dated April 1, 2013, between Future Diagnostics BV and QDB (QSIP) Limited and its subsidiaries.

10.12	Eysins, Switzerland Lease Agreement, dated March 10, 2010, between Nemaco Fléchères B.V. and Nemaco Suisse SA

10.13	Eysins, Switzerland, Lease Assignment Agreement, dated December 9, 2013, by and among Fidfund Management SA, Mondelez Europe GmbH, Quotient Suisse SA and Quotient Limited.

10.14	Edinburgh, Scotland Lease Agreement, dated July 26, 2007, between the Scottish Ministers and Dalglen (No. 1062) Limited

10.15

Edinburgh, Scotland, Minute of Variation of Lease and Guarantee, dated September 21, 2011, among Alba Bioscience Limited (formerly Dalglen (No. 1062) Limited, Quotient Biodiagnosis Group Limited, and the Scottish Ministers

10.16*	Form of Indemnification Agreement.

10.17	2013 Enterprise Management Plan

10.18*	2014 Stock Incentive Plan

10.19*	TTP Master Development Agreement, dated January 4, 2010, between The Technology Partnership plc and QBD (QS-IP) Limited.

10.20*	TTP Intellectual Property Rights Agreement, dated March 4, 2014, between The Technology Partnership plc and QBD (QS-IP) Limited.

10.21	First Amendment to the STRATEC Development Agreement, dated March 3, 2014, between STRATEC Biomedical AG and QBD (QS-IP) Limited.

Exhibit number	Description of exhibit

21.1	List of Subsidiaries

23.1	Consent of Ernst & Young LLP

23.2*	Consent of Carey Olsen (included in exhibit 5.1)

23.3*	Consent of Clifford Chance US LLP (included in Exhibits 8.1)

24.1	Power of Attorney (included on signature page)

*	To be filed by amendment.
†	Registrant has omitted portions of the referenced exhibit pursuant to a request for confidential treatment under Rule 406 promulgated under the Securities Act.